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TABLE OF CONTENTS 2

As filed with the Securities and Exchange Commission on January 29, 2016.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-11
FOR REGISTRATION
UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Care Capital Properties, Inc.
(Exact Name of Registrant as Specified in Governing Instruments)

353 North Clark Street, Suite 2900
Chicago, Illinois 60654
(312) 881-4700
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Kristen M. Benson
Executive Vice President, General Counsel and Corporate Secretary
Care Capital Properties, Inc.
353 North Clark Street, Suite 2900
Chicago, Illinois 60654
(312) 881-4700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

J. Gerard Cummins, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
(212) 839-5300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement is declared effective.

          If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number for the earlier effective registration statement of the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $0.01 per share	$250,000,000(1)(2)	$25,175

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2)
Includes shares to be sold upon exercise of the underwriters' overallotment option. See "Underwriting."

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 29, 2016

PRELIMINARY PROSPECTUS

             Shares

Care Capital Properties, Inc.

Common Stock

        Care Capital Properties, Inc. ("CCP") is a self-administered, self-managed real estate investment trust ("REIT") engaged in the ownership, acquisition, and leasing of skilled nursing facilities ("SNFs") and other healthcare assets operated by private regional and local care providers. We primarily generate our revenues by leasing our properties to third-party operators under triple-net leases, pursuant to which the tenants are obligated to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures.

        Prior to August 17, 2015, we were a subsidiary of Ventas, Inc. ("Ventas"). On August 17, 2015, Ventas distributed all of the shares of our common stock it owned to Ventas stockholders on a pro rata basis (the "separation"). Commencing with our taxable year ended December 31, 2015, we intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. To assist us in qualifying as a REIT, our certificate of incorporation contains various restrictions on the ownership and transfer of our capital stock, including a provision generally prohibiting any person from beneficially owning more than 9.0% of our outstanding shares of common stock. Please refer to "Description of Our Capital Stock—Restrictions on Ownership and Transfer."

        We are offering             shares of our common stock, par value $0.01 per share ("common stock"), as described in this prospectus. All of the shares of common stock offered by this prospectus are being sold by us. Our common stock is listed on the New York Stock Exchange ("NYSE"), under the symbol "CCP." On January 28, 2016 the last reported sales price of our common stock on the NYSE was $29.54 per share. Prior to the separation, there was no public market for our common stock.

        We are an "emerging growth company," as that term is used in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). See "Summary—Emerging Growth Company Status."

        Investing in our common stock involves risks. We urge you to carefully read the section entitled "Risk Factors" beginning on page 18 of this prospectus, and all other information in this prospectus in its entirety.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

(1)
See "Underwriting" for a description of compensation payable to the underwriters.

        We have granted the underwriters the right to purchase up to            additional shares of our common stock from us at the public offering price, less the underwriting discount, within 30 days after the date of this prospectus to cover overallotments, if any.

Prospectus dated                        , 2016

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus. If anyone provides you with different or additional information, you should not rely on it. This prospectus may only be used where it is legal to sell shares of our common stock. Neither this prospectus nor any prospectus supplement or free writing prospectus constitutes an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. The information contained in this prospectus or any prospectus supplement or free writing prospectus is accurate only as of the date of this prospectus or such prospectus supplement or free writing prospectus, as applicable. You should not assume that the information contained in this prospectus is accurate as of any other date. Our business, financial condition, results of operations and prospects may have changed since such date.

i

MARKET AND INDUSTRY DATA

        Although we are responsible for all of the disclosure contained in this prospectus, this prospectus contains industry, market and competitive position data that are based on industry publications and studies conducted by third parties. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe the industry, market and competitive position information included in this prospectus is generally reliable, such information is inherently imprecise.

ii

 PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision to purchase common stock in this offering. You should read the entire prospectus carefully, including the section entitled "Risk Factors," our combined consolidated financial statements and the related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus, before making an investment decision to purchase common stock.

        Unless the context otherwise requires or indicates, references in this prospectus to "we," "us," "our," "our company," the "Company," and "CCP" generally mean Care Capital Properties, Inc. and its subsidiaries. Unless the context otherwise requires or indicates, the information set forth in this prospectus assumes that the underwriters' overallotment option is not exercised.

        References in this prospectus to CCP's historical assets, liabilities, businesses and activities are generally intended to refer to the historical assets, liabilities, businesses and activities of the transferred businesses as the businesses were conducted as part of Ventas and its subsidiaries prior to the separation.

Company Overview

        CCP is a self-administered, self-managed REIT engaged in the ownership, acquisition and leasing of SNFs and other healthcare assets operated by private regional and local care providers. Care Capital Properties, LP (the "Operating Partnership") is CCP's wholly owned partnership subsidiary that owns, through its affiliates, all of CCP's real estate properties and other assets. We primarily generate our revenues by leasing our properties to third-party operators under triple-net leases, pursuant to which the tenants are obligated to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures. Our leases have a weighted average remaining term of greater than nine years, with remaining expirations of up to 16 years, and typically include annual rent escalators based on the Consumer Price Index ("CPI"), with floors and ceilings, that are estimated to average approximately 2.3% per year. In addition, we originate and manage a small portfolio of secured and unsecured loans, made primarily to our SNF operators and other post-acute care providers.

        We are one of only three publicly traded, SNF-focused REITs. As of September 30, 2015, we had a diverse portfolio of 362 properties operated by 39 private regional and local care providers, spread across 38 states, and containing a total of nearly 40,000 beds/units. For the year ended December 31, 2014, we generated total revenues and net operating income ("NOI") of $295.4 million, net income attributable to CCP of $157.6 million and normalized funds from operations ("FFO") attributable to CCP of $258.7 million. For the nine months ended September 30, 2015, we generated total revenues of $240.6 million, NOI of $240.5 million, net income attributable to CCP of $111.4 million and normalized FFO attributable to CCP of $214.5 million. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for reconciliations of normalized FFO and NOI to net income attributable to CCP.

        Our SNFs provide rehabilitative, restorative, skilled nursing and medical treatment for patients and residents who do not require the high-technology, care-intensive, high-cost setting of an acute care or rehabilitation hospital. Patients and residents generally come to SNFs to receive post-acute care to recover from an illness or surgery or long-term care with skilled nursing assistance to aid with numerous daily living activities. Treatment programs include physical, occupational, speech, respiratory and other therapies, including sub-acute clinical protocols such as wound care and intravenous drug treatment. SNF operators receive payment for these services through a combination of government reimbursement, including Medicare and Medicaid and private sources.

        Our specialty hospitals and healthcare assets include hospitals focused on providing children's care, inpatient rehabilitation facilities, long-term acute care hospitals and personal care facilities. Our inpatient rehabilitation facilities are devoted to the rehabilitation of patients with various neurological, musculoskeletal, orthopedic and other medical conditions following stabilization of their acute medical issues. Our long-term acute care hospitals serve medically-complex, chronically-ill patients who require high levels of monitoring and specialized care, but whose conditions do not necessitate the continued services of an intensive care unit. All of our long-term acute care hospitals are freestanding facilities, and we do not own any "hospitals within hospitals." Our personal care facilities provide specialized care, including supported living services, neurorehabilitation, neurobehavioral management and vocational programs, for persons with acquired or traumatic brain injury.

        Our seniors housing communities and campuses, which are leased under master lease agreements with certain of our SNFs, include independent and assisted living communities, continuing care retirement communities and communities providing care for individuals with Alzheimer's disease and other forms of dementia or memory loss.

        We believe that we are well positioned for disciplined growth, with the ability to capitalize on attractive investment opportunities and favorable industry dynamics. With a strategy focused on our post-acute/SNF business, we expect to grow our portfolio through acquisitions and active asset management, including redevelopment. We may also selectively dispose of non-strategic assets to enhance the long-term value of our portfolio. We believe that our strong balance sheet and independent access to multiple sources of capital support this strategy and will enable us to drive value for our stockholders.

        Our company is led by a highly experienced and dedicated management team comprised of former Ventas executives with knowledge of our industry, assets and customers, along with an independent board of directors. This well-seasoned team has extensive experience working together in the healthcare real estate industry, and our top four executives have an average tenure of approximately 10 years at Ventas. Our Non-Executive Chairman of the Board, Douglas Crocker II, who has been a director of Ventas since 1998 and has more than 40 years of experience as a real estate executive, has a comprehensive understanding of REIT operations and strategy, capital markets and corporate governance.

        Certain of our support functions are being provided by Ventas pursuant to a transition services agreement until August 31, 2016, subject to extension upon mutual agreement.

        We intend to elect to be treated as a REIT in connection with the filing of our federal income tax return for the taxable year ended December 31, 2015, subject to our ability to meet the requirements of a REIT at the time of election, and we intend to maintain this status in future periods.

Recent Developments

  •
  In August 2015, we completed our previously disclosed acquisition of a specialty healthcare and seniors housing valuation firm in exchange for the issuance of 339,602 shares of our common stock, subject to a potential post-closing issuance of additional shares.

  •
  Also in August 2015, we entered into a Credit and Guaranty Agreement (the "Credit Agreement") with a syndicate of banks that provides for a $600 million unsecured revolving credit facility (the "Revolver"), a $600 million unsecured term loan (the "$600 million Term Loan") and an $800 million unsecured term loan (the "$800 million Term Loan" and collectively with the $600 million Term Loan, the "Term Loans" and together with the Revolver, the "Facility"). See "Description of Indebtedness." Pursuant to the separation and distribution agreement with Ventas, we transferred approximately $1.3 billion of the proceeds from borrowings under the Term Loans to Ventas.

  •
  On August 17, 2015, Ventas completed the separation of its post-acute/SNF portfolio operated by regional and local care providers (the "CCP Business") by distributing one share of our common stock for every four shares of Ventas common stock held as of the close of business on August 10, 2015. As a result, we began operating as an independent public company and our common stock commenced trading on the NYSE under the symbol "CCP" as of August 18, 2015.

  •
  On September 1, 2015, we completed the acquisition of eight properties (seven SNFs and one campus with both skilled nursing and assisted living facilities) and simultaneously entered into a long-term master lease with Senior Care Centers, LLC ("SCC") to operate the acquired portfolio. We purchased the assets for approximately $190 million in cash and made a $20 million five-year, fully amortizing loan to SCC, resulting in a total transaction value of approximately $210 million.

  •
  On September 30, 2015, we paid a full third quarter cash dividend in the amount of $0.57 per share to the holders of record of our common stock as of September 14, 2015. On December 31, 2015, we paid a fourth quarter cash dividend in the amount of $0.57 per share to holders of record of our common stock as of December 21, 2015.

  •
  On December 1, 2015, Signature HealthCARE, LLC ("Signature") acquired the operations of 18 SNFs owned by us from Elmcroft Senior Living, Inc. ("Elmcroft"). In connection with the acquisition, we funded a total of $9 million to Signature, of which $8 million was added to the lease basis at an 8.5% return and $1 million was a four-year fully amortizing loan. We entered into a new master lease with Signature to operate the properties at the existing Elmcroft rent plus the additional rent described above.

Industry Opportunities

        There are 17 publicly traded healthcare REITs representing an aggregate market capitalization of approximately $148 billion, based on publicly available data as of December 31, 2015. Most of these companies either specialize in healthcare properties other than SNFs or are large, diversified companies that focus on investing in healthcare properties other than SNFs, resulting in private regional and local operators being underserved. According to the American Health Care Association ("AHCA"), the SNF industry is comprised of approximately 15,600 facilities and 1.7 million beds, and according to the National Investment Center for the Seniors Housing & Care Industry ("NIC"), there are more than 2,500 SNF operators. With less than 20% of SNFs owned by publicly traded REITs, according to the AHCA, the large and highly fragmented market provides ample opportunities for consolidation. We believe that we are poised to take advantage of those opportunities.

        The dynamics within the SNF industry may create an opportunity for attractive returns. The SNF industry is expected to benefit from current and projected near-term demographic, economic and regulatory trends driving demand for post-acute and long-term care services provided by SNFs. The demand for SNFs is based on the medical needs of residents who may have been discharged from a hospital and are in need of rehabilitation or restorative care and long-term residents who require assistance with numerous activities of daily living. SNFs provide comprehensive delivery of care to these residents at a relatively low cost. Moreover, while the supply of SNFs is constrained by obstacles, such as licensing, certificate of need ("CON"), and state regulatory requirements, a recent healthcare policy shift towards treating patients in lower cost, more clinically appropriate settings is expected to generate increased utilization of SNFs.

        SNF operators generally receive revenue through reimbursement from the federal and state funded Medicare and Medicaid programs, as well as private insurers. Government reimbursement is a key factor supporting the revenues and profitability of SNF operators. From 2000 to 2014, despite significant volatility during the period, SNF Medicare reimbursement rates increased at a compound annual growth rate ("CAGR") of 3.8% and SNF Medicaid reimbursement rates increased at a CAGR of 3.9%, according to Eljay LLC and the Centers for Medicare & Medicaid Services ("CMS").

Our Strengths

        We possess a number of competitive advantages that distinguish us from our competitors, including:

Contractual Cash Flows Supported by Triple-Net Leases with Embedded Growth

        We lease all of our real estate properties to third-party operators under triple-net leases, pursuant to which the tenants are obligated to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures. Our leases have a weighted average remaining term of greater than nine years.

        Our tenants generally have strong cash flow-to-rent coverage, which is an indication of their ability to pay the rent due under our leases. In addition, our triple-net lease structure provides a measure of protection from variability in operator cash flows. We support our ability to generate attractive returns on a long-term basis by structuring our leases with a variety of favorable provisions. For instance, our leases typically have initial terms of 10 years and include annual rent escalators based on CPI, with floors and ceilings, that are estimated to average approximately 2.3% per year. These escalator provisions help to support our cash rental stream.

        We regularly enter into lease extensions during the terms of our leases in connection with additional acquisitions, reinvestment projects and other opportunities that arise from our close tenant relationships. Our leases also generally provide us with key credit support for our contractual rents through guarantees and/or security deposits, and we have strong structural protections by entering into master leases or leases with cross-default provisions. We typically require security deposits of several months' rent.

Quality Portfolio with Strong Diversification Across Markets and Tenants

        The geographic and operator diversification of our strategically assembled portfolio not only reduces our exposure to any single market or tenant, but also helps us to expand our operating expertise and provides us with numerous relationships upon which to grow. We expect to capitalize on our relationships and experience to enhance our forward growth profile.

        Specifically, we pursue a strategy of leasing properties to multiple tenants in each of our markets and leasing multiple properties to each of our tenants, which helps us to expand our expertise and relationships in a given market, while also helping us to diversify and mitigate risk. As leases expire, we often re-lease properties to new tenants. Over the last three years, we re-leased properties accounting for approximately 30% of our NOI. The result is that properties that were once concentrated with larger public operators were re-leased to new regional and local operators with lower cost structures and greater knowledge of their particular markets, broadening our tenant base and expanding our pipeline of new investment opportunities. Based on third quarter 2015 annualized NOI, adjusted for a full quarter of our September 2015 transaction with SCC and our December 2015 transaction with Signature, our top three operators accounted for 16%, 14% and 11% of NOI, respectively, and properties located in our top three states accounted for approximately 38% of NOI.

Strong Relationships with Operators

        The members of our management team have developed an extensive network of relationships with qualified local, regional and national operators of SNFs across the U.S. Our management team has built this extensive network over 95 years of collective experience in the REIT, real estate, healthcare assets and finance industries, and through involvement in industry organizations and the development of strong relationships with customers, lenders and investors within the post-acute/SNF sector. We work collaboratively with our operators, selectively investing capital to help them achieve their growth and business objectives. We believe these strong relationships with operators help us to source investment opportunities and give us a key competitive advantage in objectively evaluating an operator's financial position, quality of care and operating efficiency.

Constructive Reimbursement Landscape

        Our portfolio consists primarily of properties leased to operators that receive a majority of their revenue through reimbursement from the federal and state funded Medicare and Medicaid programs. While dependence on government reimbursement is not without certain challenges, our management's experience and relationships with SNF operators enable us to better navigate these challenges. Moreover, growing reimbursement expenditures and a recent healthcare policy shift towards providing care in lower cost, more clinically appropriate settings provides cash flow growth for those operators who operate SNFs, which, in turn, helps us to maintain our cash flow. According to Eljay LLC and CMS, average Medicare reimbursement rates increased from $408 per day to an estimated $484 per day from 2008 to 2014, a CAGR of 2.9%, despite a decline in fiscal year 2012 to adjust for overpayments made in the prior year under the RUG-IV classification model. Average Medicaid reimbursement rates increased from $164 per day to an estimated $186 per day from 2008 to 2014, a CAGR of 2.1%. Since the inception of the Medicare and Medicaid programs in 1965, the federal and state governments have supported care for the U.S. elderly population, and we anticipate that they will continue to provide funding for healthcare facilities in the future.

Experienced, Dedicated and Disciplined Management Team

        Our company is led by a highly experienced and dedicated executive management team comprised of individuals who were previously employed by Ventas, as well as externally recruited executives. We believe that this combination provides continuity to our business and customers, in addition to new perspectives on driving future growth for the benefit of stakeholders.

        Several former Ventas employees who managed the SNF portfolio became employees of CCP in connection with the separation, providing continuity in the day-to-day asset management of our portfolio following the separation. These individuals have extensive experience working together in the SNF business and longstanding relationships with our tenants.

        Our management team has an accomplished record of successfully identifying and executing acquisition opportunities and possesses the knowledge and experience that we believe puts us in an excellent position to participate as a consolidator in a fragmented industry.

        In addition, through years of public company experience, our management team has extensive experience accessing both debt and equity capital markets to fund disciplined growth and maintain a flexible capital structure. With its focus exclusively on developing our portfolio, our management team will use this expertise to create a capital structure tailored to our asset base and investment opportunities.

Flexible UPREIT Structure

        We operate through an umbrella partnership, commonly referred to as an UPREIT structure, in which substantially all of our properties and assets are held by the Operating Partnership, the general partner of which is an entity owned by us, or by the Operating Partnership's subsidiaries. Conducting business through the Operating Partnership allows us flexibility in the manner in which we structure and acquire properties. In particular, an UPREIT structure enables us to acquire additional properties from sellers in exchange for limited partnership units, which provides property owners the opportunity to defer the tax consequences that would otherwise arise from a sale of their real properties and other assets to us. As a result, this structure may facilitate our acquisition of assets in a more efficient manner or allow us to acquire assets that the owner would otherwise be unwilling to sell because of tax considerations. We have no current plan or intention to use limited partnership units in the Operating Partnership as consideration for properties we acquire; however, we believe that the flexibility to do so in the future gives us an advantage in making acquisitions.

Our Strategies

        We aim to drive growth and create value by:

Maintaining a Strong Balance Sheet with Access to Multiple Sources of Capital

        We expect to maintain a strong balance sheet and conservative capital structure, providing the flexibility to deploy our resources effectively. We intend to actively manage our leverage and interest rate risk by refinancing our short-term floating rate debt, entering into hedging arrangements, lengthening and staggering our debt maturities and maintaining our access to multiple sources of liquidity. We believe that the Facility, as well as our access to the debt and equity capital markets, will be sufficient to meet our business' financing needs.

Carefully Evaluating Investment Opportunities with Existing Operators

        Our tenants represent many of the most experienced regional and local operators of SNFs in the U.S. Many of these operators have a demonstrated desire and ability to grow, which will require capital, and we expect our strong relationships with these operators to sustain our operating results and business prospects.

        These operators own many of the facilities they operate, which creates opportunities for us to grow our portfolio through sale-leaseback transactions that are attractive to the operators because they provide liquidity to grow their businesses. We believe we can develop and expand our relationships with our existing tenants, who collectively operate properties throughout the U.S., as well as expand our network of relationships with new operators. We focus on operator relationships that meet our investment criteria, and we believe our management team's experience in the industry helps us to identify attractive acquisition, sale-leaseback, reinvestment, new construction and other investment opportunities. We expect that our size and market position allows us to generate a significant pipeline of unique and attractive opportunities to grow our portfolio.

Driving Returns on Existing Properties through Incremental Investments

        Certain members of our management team have significant experience evaluating the operational and financial performance of SNF operators. We expect to leverage this expertise to drive controlled growth at our existing properties.

        Over time, we expect to work closely with certain of our operators to identify and capitalize on opportunities to enhance the operations of our facilities through capital investment. When the opportunities are attractive, we may finance the redevelopment or expansion of our properties, generating higher lease rates while improving the quality of our assets.

Utilizing a Disciplined Underwriting Approach to Opportunistically Expand our Business

        Data from the NIC indicates that there is a high degree of fragmentation among SNF owners and operators, with many privately held regional and local players controlling a high percentage of markets, and over 75% of SNF operators owning 25 or fewer properties. We believe that many of these owners are too small to attract interest from larger REITs and other institutional investors, affording us the opportunity to acquire their properties at attractive prices in a less competitive environment. As a more flexible, SNF-focused REIT, we intend to capitalize on this opportunity by actively participating as a consolidator in this fragmented industry. We believe that our size, relationships and investment expertise enables us to identify and consummate accretive acquisitions to expand and further diversify our portfolio.

Strategically Disposing of Assets to Optimize Our Portfolio for Long-Term Investment and Growth

        We may, over time, dispose of non-strategic assets, including those post-acute/SNF assets that we acquired during the separation that do not meet our investment criteria, and redeploy the proceeds into new investments, including acquisitions and redevelopment, renovation and expansion opportunities that align with our strategies. Any such dispositions would be subject to REIT qualification and prohibited transaction rules under the Internal Revenue Code of 1986, as amended (the "Code").

Strategically Pursuing Opportunities to Invest in Complementary Healthcare Properties

        Over time, we may capitalize on our management team's extensive knowledge of healthcare properties, as well as our strong relationships with certain of our tenants, to supplement our core strategy of acquiring and investing in SNFs by opportunistically acquiring complementary healthcare properties. We may also pursue forms of investment other than triple-net leases, including joint ventures or other structures for our healthcare properties, as well as senior, mezzanine, secured and unsecured debt investments that are consistent with our investment objectives.

Our Portfolio

        As of September 30, 2015, our portfolio of properties consisted of 328 SNFs, 16 specialty hospitals and healthcare assets and 18 seniors housing communities and campuses located in 38 states and contained nearly 40,000 beds/units. We lease all of our properties to third-party operators under triple-net leases, pursuant to which the tenants are obligated to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures.

        The following map summarizes the locations of our properties as of September 30, 2015:

        As of September 30, 2015, approximately 89% of our investments were concentrated in SNFs, 7% of our investments were concentrated in seniors housing communities and campuses and 4% of our investments were concentrated in specialty hospitals and healthcare assets, in each case based on our gross book value of tangible real estate property (excluding assets classified as held for sale).

        The following table summarizes our operator concentration as of September 30, 2015 by number of properties, number of beds and percentage of NOI, as well as the EBITDARM (earnings before interest, taxes, depreciation, amortization, rent and management fees) coverage and total number of properties operated by such operators.

Operator	States	CCP Owned Properties	CCP Owned Beds	% of NOI(1)	EBITDARM Coverage(2)	Size of Operator by Properties
Senior Care Centers, LLC	TX, LA	37	4,655	16%	1.7x	105
Avamere Group, LLC	CO, ID, OR, WA	28	2,908	11%	1.8x	44
Signature HealthCARE, LLC(3)	AL, GA, IN, KY, NC, OH, TN, VA	31	3,875	10%	1.5x	125
Wingate Healthcare, Inc.	MA, NY	18	2,471	7%	1.4x	20
Golden Living	AR, CA, FL, IN, MD, MN, MO, NC, VA, WI	21	2,538	5%	2.0x	>300
Magnolia Health Systems	IN	24	1,995	5%	1.9x	35
The McGuire Group	MI, NY	7	1,456	4%	2.4x	7
Elmcroft Senior Living, Inc.(3)	KY, PA, TX	18	1,734	4%	1.4x	102
HMG Healthcare, LLC	KS, TX	13	1,298	4%	1.7x	22
Nexion Health, Inc.	TX	16	1,906	3%	1.4x	36
Top 10		213	24,836	69%
Top 20		304	34,390	90%

(1)
Based on third quarter 2015 annualized NOI (excluding assets classified as held for sale), adjusted for a full quarter of our September 2015 transaction with SCC.

(2)
Based on trailing 12 months as of June 30, 2015 (the latest data available), adjusted for a full quarter of our September 2015 transaction with SCC, as reported to us by the respective operators.

(3)
On December 1, 2015, Signature acquired the skilled nursing division of Elmcroft, including the operations of our 18 properties. The above table does not reflect this transaction.

        The following table summarizes our geographic concentration as of September 30, 2015 by percentage of NOI and percentage of beds.

	% of NOI(1)	% of Beds
Texas	22%	19%
Massachusetts	8%	10%
Kentucky	8%	7%
Indiana	8%	7%
Oregon	6%	4%
New York	5%	4%
Washington	4%	3%
Wisconsin	3%	6%
Ohio	3%	4%
North Carolina	3%	4%
Missouri	2%	4%

(1)
Based on third quarter 2015 annualized NOI (excluding assets classified as held for sale), adjusted for a full quarter of our September 2015 transaction with SCC.

        The following chart summarizes, as of September 30, 2015, our triple-net lease expirations scheduled to occur through 2019 (excluding leases related to assets classified as held for sale):

Our Structure

        In general, we own our properties and conduct substantially all our business through the Operating Partnership and its subsidiaries.

        The following chart reflects an overview of our organizational structure:

Our Relationship with Ventas

        We entered into various agreements with Ventas to effect the separation and provide a framework for our relationship, including a separation and distribution agreement, a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements provide for the allocation between us and Ventas of Ventas's assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the separation and govern certain relationships between us and Ventas after the separation. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections entitled "Risk Factors—Risks Related to the Separation" and "Our Relationship with Ventas."

Emerging Growth Company Status

        We are an "emerging growth company" as defined in the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not emerging growth companies, including, but not limited to, compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and the requirements to hold a non-binding advisory vote on executive compensation and any golden parachute payments not previously approved. If we do take advantage of some or all of these exemptions, some investors may find our common stock less attractive. The result may be a less active trading market for our common stock and our stock price may be more volatile.

        In addition, Section 107 of the JOBS Act provides that an emerging growth company may take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of the benefits of this extended transition period and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. This election is irrevocable.

        We will remain an emerging growth company until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) December 31, 2020, which is the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), (c) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur on the last day of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (d) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Corporate Information

        CCP was incorporated in Delaware on April 2, 2015 for the purpose of holding the assets and liabilities associated with most of Ventas's post-acute/SNF portfolio. The address of our principal executive offices is 353 North Clark Street, Suite 2900, Chicago, Illinois 60654. Our telephone number is (312) 881-4700.

        We also maintain an Internet site at www.carecapitalproperties.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

Risks Associated with Our Business

        An investment in our common stock is subject to a number of risks. The following list of risk factors is not exhaustive. Please read the information in the section entitled "Risk Factors" for a more thorough description of these and other risks.

Risks Related to Our Business and Operations

  •
  Our business is dependent upon our operators successfully operating their businesses, and their failure to do so could have a material adverse effect on our business financial condition, results of operations or liquidity and our ability to service our indebtedness and other obligations and to make dividends to stockholders, as required for us to continue to qualify as a REIT.

  •
  We may not be successful in identifying and consummating suitable acquisitions or investment opportunities, which may impede our growth and negatively affect our results of operations and may result in the use of a significant amount of management resources.

  •
  Our three largest operators account for a meaningful portion of our rental income, and the failure of any of these operators to meet their obligations to us could materially reduce our revenues and net income.

  •
  The bankruptcy, insolvency or financial deterioration of our operators could delay or prevent our ability to collect unpaid rents or require us to replace our tenants; in such cases we may be unable to reposition our properties on as favorable terms, or at all, and we could be subject to delays, limitations and expenses.

  •
  The geographic concentration of our properties in Texas could leave us vulnerable to regulatory changes, an economic downturn or acts of nature in that state, which could materially reduce our revenues and net income.

  •
  We may incur additional indebtedness, and our indebtedness could adversely affect our financial condition, and, as a result, our operations.

  •
  Our success depends, in part, on our ability to attract and retain talented employees, and the loss of any one of our key personnel could adversely impact our business.

  •
  Our operators depend on reimbursement from government and other third-party payors for a significant percentage of their revenues; reductions in reimbursement rates from such payors could cause our operators' revenues to decline and affect their ability to meet their obligations to us.

  •
  Market conditions, including, but not limited to, interest rates and credit spreads, the availability of credit, the actual and perceived state of the real estate markets and public capital markets generally, and unemployment rates, could negatively impact our business, results of operations and financial condition.

  •
  Increased competition may affect the ability of our operators to meet their obligations to us.

  •
  If we cannot obtain additional capital, our growth may be limited.

  •
  We may dispose of non-strategic assets to enhance the long-term value of our portfolio, but which would reduce our cash flow.

Risks Related to the Separation

  •
  Prior to the separation, we had not previously operated as a standalone company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

  •
  If the distribution of shares of our common stock owned by Ventas to its stockholders, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, we could be subject to significant tax liabilities and, in certain circumstances, we could be required to indemnify Ventas for material taxes and related amounts pursuant to indemnification obligations under the tax matters agreement.

  •
  We may not be able to engage in desirable strategic or capital-raising transactions and we could be liable for adverse tax consequences resulting from engaging in certain significant strategic or capital-raising transactions.

Risks Related to Our Status as a REIT

  •
  If we do not qualify to be taxed as a REIT, or if we fail to remain qualified as a REIT, we will be subject to U.S. federal income tax and potentially state and local taxes as a corporation and could face substantial tax liability, which would substantially reduce funds available for distribution ("FAD") to our stockholders.

  •
  Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the Internal Revenue Service ("IRS"), could have a negative effect on us.

  •
  The share ownership limit imposed by the Code, for REITs, and our certificate of incorporation, may inhibit market activity in our shares and restrict our business combination opportunities.

Risks Related to Ownership of Our Common Stock

  •
  Our stock price may fluctuate significantly.

  •
  We cannot guarantee the timing, amount or payment of dividends on our common stock.

  •
  Your ownership percentage in us may be diluted in the future.

This Offering

Shares Offered by CCP	shares of our common stock (plus up to an additional shares of our common stock that we may issue and sell upon the exercise of the underwriters' overallotment option).
Common Stock Outstanding After This Offering	shares (plus up to an additional shares of our common stock that we may issue and sell upon the exercise of the underwriters' overallotment option).
Risk Factors

You should carefully consider all information in this prospectus before investing in our common stock. In particular, you should evaluate the specific risks described in the section entitled "Risk Factors" in this prospectus beginning on page 18.

Use of Proceeds

We estimate that the net proceeds we will receive from this offering, after deducting the estimated expenses of the offering payable by us, will be approximately $             million, or approximately $             million if the underwriters' overallotment option is exercised in full, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds received from this offering for general corporate purposes, including to repay outstanding debt, to fund future acquisitions or investments, and to finance operating and other expenses. See "Use of Proceeds."

Listing	Our common stock is listed on the NYSE under the symbol "CCP."
Tax Status	We intend to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2015. See "U.S. Federal Income Tax Considerations."
Dividend Policy

On September 30, 2015, we paid a full third quarter cash dividend in the amount of $0.57 per share to the holders of record of our common stock as of September 14, 2015, which represented an aggregate amount equal to approximately 68% of our normalized FFO for the third quarter. On December 31, 2015, we paid a fourth quarter cash dividend in the amount of $0.57 per share to holders of record of our common stock as of December 21, 2015. U.S. federal income tax law generally requires that a REIT distribute at least 90% of its REIT taxable income each year, determined before the deduction for dividends paid and excluding any net capital gain. See "Dividend Policy."

Restrictions on Ownership & Transfer

Our certificate of incorporation contains certain restrictions on the number of shares of capital stock that individual stockholders may own. Certain requirements must be met for us to maintain our status as a REIT, and our certificate of incorporation contains restrictions on the acquisition of our capital stock intended to ensure compliance with these requirements. Our certificate of incorporation contains certain restrictions that apply if a person acquires beneficial ownership of more than 9.0%, in number or value, of the outstanding shares of our common stock, or more than 9.0%, in number or value, of any outstanding class or series of our preferred stock. See "Description of Our Capital Stock—Restrictions on Ownership and Transfer."

        The number of shares of our common stock that will be outstanding after this offering is based on 83.8 million shares of our common stock outstanding as of December 31, 2015, which includes shares of restricted stock granted to our officers and directors, but does not include shares of our common stock that we may issue and sell upon the exercise of the underwriters' overallotment option or shares of our common stock that may be acquired through the exercise of stock options or the settlement of stock units.

 Summary Financial Data

        The following tables set forth our summary historical and unaudited pro forma combined consolidated financial data, some of which was carved out from the financial information of Ventas, as described below. Prior to the separation, we did not conduct any business operations other than those incidental to our formation and in connection with the transactions related to the separation and distribution. The summary historical combined consolidated financial data set forth below as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 has been derived from our audited combined consolidated financial statements, which are included in this prospectus. The summary historical combined consolidated balance sheet data set forth below as of December 31, 2012 has been derived from our unaudited combined consolidated financial statements, which are not included or incorporated by reference in this prospectus, but which have been prepared on the same basis as the audited combined consolidated financial statements. The summary historical combined consolidated financial data set forth below as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014 has been derived from our unaudited combined consolidated financial statements, which are included in this prospectus.

        Our combined consolidated financial statements for periods prior to the separation were carved out from the financial information of Ventas at a carrying value reflective of historical cost in Ventas's records. Accordingly, the historical combined consolidated financial information presented may not be indicative of the results of operations, financial position or cash flows that would have been obtained if we had been an independent, standalone entity during the full periods shown.

        The summary unaudited pro forma combined consolidated financial data give effect to the separation of the CCP Business, the separation-related transactions and certain acquisitions. See "Selected Financial Data."

        The summary unaudited pro forma combined consolidated statements of income data presented for the nine months ended September 30, 2015 and the year ended December 31, 2014 assume the separation and the separation-related transactions and acquisitions occurred on January 1, 2014. The pro forma adjustments are based on currently available information and assumptions we believe are reasonable, factually supportable, directly attributable to the separation and the separation-related transactions and acquisitions and are expected to have a continuing impact on our business. The summary unaudited pro forma combined consolidated financial data present how our financial results may have appeared had the above transactions been completed as of January 1, 2014, are provided for informational and illustrative purposes only and may not be indicative of the results of operations that would have been obtained if we had been an independent, standalone entity during the full periods shown. We therefore caution you not to place undue reliance on the summary unaudited pro forma combined consolidated financial information. See the unaudited pro forma condensed combined consolidated financial statements and accompanying notes thereto included in this prospectus.

        The summary financial data set forth below does not indicate results expected for any future periods. The summary financial data is qualified in its entirety by, and should be read in conjunction with, our combined consolidated financial statements and accompanying notes thereto included in this prospectus and the unaudited pro forma condensed combined consolidated financial statements and accompanying notes thereto included in this prospectus, as well as "Management's Discussion and

Analysis of Financial Condition and Results of Operations," as acquisitions, dispositions, changes in accounting policies and other items may impact the comparability of the financial data.

	For the Nine Months Ended September 30,			For the Years Ended December 31,
	Pro Forma 2015	Historical 2015	Historical 2014	Pro Forma 2014	Historical 2014	Historical 2013	Historical 2012
	(in thousands, except per share amounts)
Operating Data
Rental income, net	$250,421	$237,100	$221,849	$342,350	$291,962	$287,794	$285,998
General, administrative and professional fees	25,500	21,499	18,314	34,000	22,412	22,552	18,643
Total expenses	162,121	128,934	104,021	203,705	137,523	117,107	117,769
Net income attributable to CCP	95,976	111,370	120,174	148,760	157,595	174,290	172,421
Other Data
Net cash provided by operating activities		$206,041	$183,073		$255,082	$249,727	$251,556
Net cash used in investing activities		(498,506)	(21,579)		(28,977)	(4,505)	(21,899)
Net cash provided by (used in) financing activities		300,485	(160,965)		(225,848)	(249,800)	(231,240)
FFO attributable to CCP(1)	198,160	207,327	197,097	272,040	257,197	266,651	269,968
Normalized FFO attributable to CCP(1)	204,019	214,498	198,061	273,587	258,744	266,651	270,533

	As of September 30,	As of December 31,
	2015	2014	2013	2012
				(unaudited)
	(in thousands)
Balance Sheet Data
Real estate investments, at cost	$3,419,992	$2,793,819	$2,780,878	$2,760,989
Cash	10,444	2,424	2,167	6,745
Total assets	2,971,271	2,331,750	2,405,764	2,499,879
Total equity	1,234,312	2,123,079	2,191,300	2,265,524

(1)
For a discussion of FFO attributable to CCP and normalized FFO attributable to CCP, and a reconciliation of such measures to net income attributable to CCP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures." For a discussion of pro forma FFO attributable to CCP and pro forma normalized FFO attributable to CCP, and a reconciliation of such measures to net income attributable to CCP, see the unaudited pro forma condensed combined consolidated financial statements and accompanying notes thereto included in this prospectus.

RISK FACTORS

        Investing in our common stock involves significant risks. In addition to other information contained elsewhere or incorporated by reference in this prospectus, you should carefully consider the following factors before acquiring the common stock offered by this prospectus. If any of the matters highlighted by the risks discussed in this prospectus occur, a material adverse effect on our business, financial condition, results of operations or liquidity, our stock price, and our ability to service our indebtedness and to make distributions to stockholders, as required for us to continue to qualify as a REIT (a "Material Adverse Effect") could occur, and you could lose all or a part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled "Cautionary Note Regarding Forward-Looking Statements."

Risks Related to Our Business and Operations

         Our business is dependent upon our operators successfully operating their businesses, and their failure to do so could have a Material Adverse Effect.

        We depend on our operators to operate the properties we own in a manner that generates revenues sufficient to allow them to meet their obligations to us, including their obligations to pay rent, maintain certain insurance coverage, pay real estate taxes and maintain the properties in a manner so as not to jeopardize their operating licenses or regulatory status. The ability of our operators to fulfill their obligations under our leases may depend, in part, upon the overall profitability of their operations, including any other SNFs or other properties or businesses they may acquire or operate. Although most of our properties are leased pursuant to master lease arrangements, cash flow generated by certain individual properties may not be sufficient for an operator to meet its obligations to us. Our revenues could be reduced, our financial position could be weakened and our ability to fulfill our obligations under our indebtedness could be limited if any of our major operators were unable to meet their obligations to us or failed to renew or extend their relationship with us as their lease terms expire, or if we were unable to lease or re-lease our properties on economically favorable terms. We cannot assure you that we will be able to identify and successfully transition underperforming properties.

        Our portfolio is predominantly comprised of SNFs. As a result of our focus on SNFs, any changes affecting SNFs or SNF operators, including changes in governmental rules and regulations, particularly with respect to Medicare and Medicaid reimbursement, could have an adverse impact on our operators' revenues, costs and results of operations, which may affect their ability to meet their obligations to us. Additionally, if conditions in the SNF industry decline, we may be required to evaluate our properties for impairments, which could result in charges that might be significant.

         We may not be successful in identifying and consummating suitable acquisitions or investment opportunities, which may impede our growth and negatively affect our results of operations and may result in the use of a significant amount of management resources.

        Our ability to expand through acquisitions is integral to our business strategy and requires us to identify suitable acquisition or investment opportunities that meet our criteria and are compatible with our growth strategy. We may not be successful in identifying suitable properties or other assets that meet our acquisition criteria or in consummating acquisitions or investments on satisfactory terms or at all. Failure to identify or consummate acquisitions or investment opportunities, or to integrate successfully any acquired properties without substantial expense, delay or other operational or financial problems, would slow our growth, which could in turn adversely affect our stock price.

        Our ability to acquire properties successfully may be constrained by the following significant risks:

  •
  competition from other real estate investors with significant capital, including publicly traded REITs and institutional investment funds;

  •
  unsatisfactory results of our due diligence investigations or failure to meet closing conditions; and

  •
  failure to finance an acquisition on favorable terms or at all.

        The realization of any of these risks could have a Material Adverse Effect.

         Our three largest operators account for a meaningful portion of our rental income, and the failure of any of these operators to meet their obligations to us could materially reduce our revenues and net income.

        Our three largest operators, SCC, Signature and Avamere Group, LLC accounted for approximately 41% of our rental income based on third quarter 2015 annualized rental income, adjusted for a full quarter of our September 2015 transaction with SCC and our December 2015 transaction with Signature. SCC individually accounted for approximately 16% of our rental income based on third quarter 2015 annualized rental income, adjusted for a full quarter of our September 2015 transaction with SCC. This concentration of credit risk in three lessees makes us more vulnerable economically. We can give no assurance that SCC, Signature and Avamere Group, LLC and/or their respective subsidiaries or affiliates will have sufficient assets, income and access to financing and insurance coverage to enable them to satisfy their lease obligations to us. The failure or inability of any of these operators, or of other operators that account for a meaningful portion of our rental income, to meet their obligations to us could materially reduce our revenues and net income, which could have a Material Adverse Effect.

         The bankruptcy, insolvency or financial deterioration of our operators could delay or prevent our ability to collect unpaid rents or require us to find new operators.

        We receive substantially all of our income as rent payments under leases of our properties. We have very limited control over the success or failure of our operators' businesses and, at any time, any of our operators may experience a downturn in its business that may weaken its financial condition. As a result, our operators may fail to make rent payments when due or declare bankruptcy. Any operator failures to make rent payments when due or operator bankruptcies could result in the termination of the operator's lease and could have a Material Adverse Effect. This risk is magnified in situations where we lease multiple properties to a single operator under a master lease, as an operator failure or default under a master lease could reduce or eliminate rental revenue from multiple properties.

        If operators are unable to comply with the terms of their leases, we may be forced to modify the leases in ways that are unfavorable to us. Alternatively, the failure of an operator to perform under a lease could require us to declare a default, repossess the property, find a suitable replacement operator, operate the property or sell the property. We cannot assure you that we would be able to lease a property on substantially equivalent or better terms than the prior lease, or at all, find another qualified operator, successfully reposition the property for other uses or sell the property on terms that are favorable to us. It may be more difficult to find a replacement operator for a SNF property than it would be to find a replacement tenant for a general commercial property due to the specialized nature of the business. Even if we are able to find a suitable replacement operator for a property, transfers of operations of SNFs and other healthcare facilities are subject to regulatory approvals not required for transfers of other types of commercial operations, which may affect our ability to successfully transition a property.

        Any bankruptcy filing by or relating to one of our operators could bar all efforts by us to collect pre-bankruptcy debts from that operator or seize its property. An operator bankruptcy could also delay our efforts to collect past due balances under the leases and could ultimately preclude collection of all or a portion of these sums. It is possible that we may recover substantially less than the full value of any unsecured claims we hold, if any, which could have a Material Adverse Effect. Furthermore, dealing with an operator's bankruptcy or other default may divert management's attention and cause us to incur substantial legal and other costs.

        If one or more of our operators files for bankruptcy relief, the U.S. federal Bankruptcy Code provides that a debtor has the option to assume or reject the unexpired lease within a certain period of time. However, our leases with operators that lease more than one of our properties are generally made pursuant to a single master lease covering all of that operator's properties leased from us, or are cross-defaulted with other leases, and consequently there is uncertainty about how such arrangements may be treated in a bankruptcy. In bankruptcy, the debtor-operator may be required to assume or reject the master lease or cross-defaulted leases as a whole, rather than making the decision on a property-by-property basis, thereby preventing the debtor-operator from assuming the better performing properties and terminating the master lease or cross-defaulted leases with respect to the poorer performing properties.

         The geographic concentration of our properties in Texas could leave us vulnerable to regulatory changes, an economic downturn or acts of nature in that state, which could materially reduce our revenues and net income.

        Our properties were located in 38 states as of September 30, 2015, with properties in one state (Texas) accounting for 22% of our rental income based on third quarter 2015 annualized rental income, adjusted for a full quarter of our September 2015 transaction with SCC. In August 2015, CMS and the Texas Health and Human Services Commission ("THHC") began a three-year federal/state partnership to better serve individuals eligible for both Medicare and Medicaid ("Dual Eligible"). THHC entered into agreements with several Medicaid-Medicare Plans ("MMPs") with the following goals: minimize cost sharing; align incentives; streamline the process for providers; and improve the quality of care. The program, which commenced in August 2015, covers Dual Eligible individuals located in six of Texas' most populous counties, and two to three MMPs are assigned to each county. Eligible individuals will be passively enrolled and assigned to an MMP, unless they opt out.

        Notably, under the terms of the agreements with the MMPs, skilled nursing services may be provided without a preceding stay in an acute care hospital as long as the stay was authorized by the MMP prior to the stay and the care is clinically appropriate. In addition, patients can be moved from Medicaid to Medicare without sending the patient to an acute care hospital. Potential risks of this program, however, are disruptions in reimbursement payments, complex billing procedures, greater negotiation of service rates that currently mirror resource utilization groups ("RUGs") levels and reduced length of stays for skilled nursing services over time.

        While we regularly assess the ability of our operators in Texas and elsewhere to be able to operate profitably under these and other new rules, we cannot assure you that the current rules or future changes to state Medicaid programs will not materially adversely affect our operators in Texas, which, in turn, could have a Material Adverse Effect.

        In addition, the conditions of local economies and real estate markets, acts of nature and other factors that may result in a decrease in demand for long-term care services in Texas could have an adverse impact on our operators' ability to meet their obligations to us, which could materially reduce our revenues and net income, which could have a Material Adverse Effect.

         If we must replace any of our tenants or operators, we might be unable to reposition the properties on as favorable terms, or at all, and we could be subject to delays, limitations and expenses, which could have a Material Adverse Effect.

        We cannot predict whether our tenants will fulfill all of their obligations under the leases or renew existing leases beyond their current term. If our leases with our tenants are not renewed or if there are defaults resulting in terminations, we would attempt to reposition those properties with another tenant or operator. In case of non-renewal, we generally have one year prior to expiration of the lease term to arrange for repositioning of the properties and our tenants are required to continue to perform all of their obligations (including the payment of all rental amounts) for the non-renewed assets until such expiration. However, following expiration of a lease term or if we exercise our right to replace a tenant or operator in default, rental payments on the related properties could decline or cease altogether while we reposition the properties with a suitable replacement tenant or operator. We also might not be successful in identifying suitable replacements or entering into leases or other arrangements with new tenants or operators on a timely basis or on terms as favorable to us as our current leases, if at all, and we may be required to fund certain expenses and obligations (e.g., real estate taxes, property-level debt costs and maintenance expenses) to preserve the value of, and avoid the imposition of liens on, our properties while they are being repositioned. In addition, we may incur certain obligations and liabilities, including obligations to indemnify the replacement tenant or operator, which could have a Material Adverse Effect.

        In the event of non-renewal or a tenant default, our ability to reposition our properties with a suitable replacement tenant or operator could be significantly delayed or limited by state licensing, receivership, CON or other laws, as well as by the Medicare and Medicaid change-of-ownership rules, and we could incur substantial additional expenses in connection with any licensing, receivership or change-of-ownership proceedings. Our ability to locate and attract suitable replacement tenants could also be impaired by the specialized healthcare uses or contractual restrictions on use of the properties, and we may be forced to spend substantial amounts to adapt the properties to other uses. Any such delays, limitations and expenses could adversely impact our ability to collect rent, obtain possession of leased properties or otherwise exercise remedies for tenant default and could have a Material Adverse Effect.

        Moreover, in connection with certain of our properties, we have entered into intercreditor agreements with the tenants' lenders. Our ability to exercise remedies under the applicable leases or to reposition the applicable properties may be significantly delayed or limited by the terms of the intercreditor agreement. Any such delay or limit on our rights and remedies could adversely affect our ability to mitigate our losses and could have a Material Adverse Effect.

         Our acquisition, investment and divestiture activity could present certain risks to our business and operations.

        We expect to make significant acquisitions and investments as part of our overall business strategy. We also intend to strategically dispose of non-core assets that do not align with our investment objectives. Our acquisition, investment and divestiture activity could present certain risks to our business and operations, including, among other things, that:

  •
  we may be unable to successfully integrate acquired properties, maintain consistent standards, controls, policies and procedures, or realize the anticipated benefits of acquisitions and other investments within the anticipated time frame or at all;

  •
  we may be unable to effectively monitor and manage our expanded portfolio of properties, retain key employees or attract highly qualified new employees;

  •
  projections of estimated future revenues, costs savings or operating metrics that we develop during the due diligence and integration planning process might be inaccurate;

  •
  we may be unable to successfully execute our strategic dispositions at attractive prices or at all, and we may dispose of non-strategic assets to enhance the long-term value of our portfolio, but which would reduce our cash flow;

  •
  our leverage could increase or our per share financial results could decline if we incur additional debt or issue equity securities to finance acquisitions and investments;

  •
  acquisitions and other new investments could divert management's attention from our existing assets;

  •
  the value of acquired assets or the market price of our common stock may decline; and

  •
  we may be unable to make distributions to our stockholders.

        We cannot assure you that we will be able to integrate acquisitions and investments without encountering difficulties or that any such difficulties will not have a Material Adverse Effect.

         We have now, and may have in the future, exposure to contingent rent escalators, which could hinder our growth and profitability.

        We receive substantially all of our revenues by leasing assets under long-term triple-net leases that generally provide for fixed rental rates subject to annual escalations. The annual escalations in certain of our leases may be contingent upon the achievement of specified revenue parameters or based on changes in CPI, with floors and ceilings. If, as a result of weak economic conditions or other factors, the properties subject to these leases do not generate sufficient revenue to achieve the specified rent escalation parameters or CPI does not increase, our growth and profitability may be hindered by these leases. In addition, if strong economic conditions result in significant increases in CPI, but the escalations under our leases are capped, our growth and profitability may be limited.

         We rely on external sources of capital to fund future capital needs, and if we encounter difficulty in obtaining such capital, we may not be able to make future investments necessary to grow our business or meet maturing commitments.

        In order to qualify and maintain our qualification as a REIT each year, we will be required to distribute at least 90% of our REIT taxable income, excluding net capital gains, to our stockholders. As a result, our retained earnings available to fund acquisitions, redevelopment or other capital expenditures are nominal, and we rely, to a significant extent, on external sources of capital, including debt and equity financing, to fund our capital needs. If we are unable to obtain needed capital at all or only on unfavorable terms from these sources, we might not be able to grow through acquisitions or redevelopment, which is an important component of our strategy, or to meet our obligations and commitments as they mature. Our access to capital will depend upon a number of factors over which we have little or no control, including general market conditions, the market's perception of our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. We may not be in position to take advantage of attractive investment opportunities for growth in the event that we are unable to access the capital markets on a timely basis or we are only able to obtain capital on unfavorable terms.

         Our level of indebtedness could adversely affect our financial condition and, as a result, our operations.

        We had approximately $1.5 billion of indebtedness outstanding as of September 30, 2015, and we may increase our indebtedness in the future. Our level of indebtedness could have important consequences for our stockholders. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business;

  •
  increase our cost of borrowing;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business;

  •
  limit our ability to make material acquisitions or take advantage of business opportunities that may arise;

  •
  limit our ability to make distributions to our stockholders, which may cause us to lose our qualification as a REIT under the Code or to become subject to federal corporate income tax on any REIT taxable income that we do not distribute; and

  •
  place us at a potential competitive disadvantage compared to our competitors that have less debt.

        Further, we have the ability to incur substantial additional debt, including secured debt. If we incur additional debt, the related risks described above could intensify. Because all of our indebtedness outstanding as of September 30, 2015 was floating rate debt, our interest expense could increase as we refinance into fixed rate, longer term maturities. In addition, our cash flow from operations may not be sufficient to repay all of our outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, if at all, to refinance our debt.

         Adverse changes in our credit ratings could affect our borrowing capacity and borrowing terms.

        There can be no assurance that we will be able to maintain our current credit ratings. Any downgrades in our credit ratings or outlook by any or all of the rating agencies could have a material adverse impact on our cost and availability of capital, which could in turn have a Material Adverse Effect.

         Covenants in our debt agreements may limit our operational flexibility, and a covenant breach or default could have a Material Adverse Effect.

        The terms of our credit agreements will require us to comply with a number of customary financial and other covenants which may limit our management's discretion by restricting our ability to, among other things, incur additional debt, redeem our capital stock, enter into certain transactions with affiliates, pay dividends and make other distributions, make investments and other restricted payments, and create liens. Any additional financing we may obtain could contain similar or more restrictive covenants. Our continued ability to incur indebtedness and conduct our operations will be subject to compliance with these financial and other covenants. Breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, in addition to any other indebtedness cross-defaulted against such instruments. Any such breach could have a Material Adverse Effect.

         Because real estate investments are relatively illiquid, our ability to promptly sell properties in our portfolio is limited.

        Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio is limited. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and supply and demand, that are beyond our control. In addition, our properties are special purpose properties that could not be readily converted to general residential, retail or office use. Transfers of operations of SNFs and other healthcare properties are subject to regulatory approvals not required for transfers of other types of commercial operations and other types of real estate. We cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. To the extent we are unable to sell any properties for our book value, we may be required to take a non-cash impairment charge or loss on the sale, either of which would reduce our net income.

        We may be required to expend funds to correct defects or to make improvements before a property can be sold. We may not have funds available to correct those defects or to make those improvements. We may agree to transfer restrictions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These transfer restrictions would impede our ability to sell a property even if we deem it necessary or appropriate. These facts and any others that would impede our ability to respond to adverse changes in the performance of our properties may have a Material Adverse Effect.

         The amount and scope of insurance coverage provided by our policies and policies maintained by our tenants may not adequately insure against losses.

        We maintain or require in our lease agreements that our tenants maintain, all applicable lines of insurance on our properties and their operations. Although we regularly review the amount and scope of insurance provided by our policies and required to be maintained by our tenants and believe the coverage provided to be customary for similarly situated companies in our industry, we cannot assure you that we or our tenants will continue to be able to maintain adequate levels of insurance. We also cannot assure you that we or our tenants will maintain the required coverages, that we will continue to require the same levels of insurance under our lease agreements, that such insurance will be available at a reasonable cost in the future or that the policies maintained will fully cover all losses on our properties upon the occurrence of a catastrophic event, nor can we make any guaranty as to the future financial viability of the insurers that underwrite our policies and the policies maintained by our tenants.

        For various reasons, including to reduce and manage costs, many healthcare companies utilize different organizational and corporate structures coupled with self-insurance trusts or captive programs that may provide less insurance coverage than a traditional insurance policy. Companies that insure any part of their general and professional liability risks through their own captive limited purpose entities generally estimate the future cost of general and professional liability through actuarial studies that rely primarily on historical data. However, due to the rise in the number and severity of professional claims against healthcare providers, these actuarial studies may underestimate the future cost of claims, and reserves for future claims may not be adequate to cover the actual cost of those claims. As a result, the tenants and operators of our properties who self-insure could incur large funded and unfunded general and professional liability expenses, which could materially adversely affect their liquidity, financial condition and results of operations and, in turn, their ability to satisfy their obligations to us. If we or our operators decide to implement a captive or self-insurance program, any large funded and unfunded general and professional liability expenses incurred could have a Material Adverse Effect.

        Should an uninsured loss or a loss in excess of insured limits occur, we could incur substantial liability or lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenues from the property. Following the occurrence of such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material uninsured losses, or losses in excess of insurance proceeds, will not occur in the future.

         As an owner of real property, we may be exposed to environmental liabilities.

        Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real property may be liable in certain circumstances for the costs of investigation, removal, remediation or release of hazardous or toxic substances (including materials containing asbestos) at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances, including government fines and damages for injuries to persons or adjacent property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and liability may be imposed on the owner in connection with the activities of an operator at the property. The cost of any required investigation, remediation, removal, fines or personal or property damages and the owner's liability therefore could exceed the value of the property and/or the assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect our operators' ability to attract additional patients or residents, our ability to sell or lease such property or to borrow using such property as collateral which, in turn, could reduce our revenues.

        Although our leases require the operator to indemnify us for certain environmental liabilities, the scope of such obligations may be limited. For instance, some of our leases do not require the operator to indemnify us for environmental liabilities arising before the operator took possession of the premises. Further, we cannot assure you that any such operator would be able to fulfill its indemnification obligations. If we were to be liable for any such environmental liabilities and were unable to seek recovery against our operators, this could have a Material Adverse Effect.

         Our success depends, in part, on our ability to attract and retain talented employees, and the loss of any one of our key personnel could adversely impact our business.

        The success of our business depends, in part, on the leadership and performance of our executive management team and key employees, and our ability to attract, retain and motivate talented employees could significantly impact our future performance. Competition for these individuals is intense, and we cannot assure you that we will retain our key officers and employees or that we will be able to attract and retain other highly qualified individuals in the future. Losing any one or more of these persons could have a Material Adverse Effect.

         Our operators may be adversely affected by increasing healthcare regulation and enforcement.

        Over the last several years, the regulatory environment of the long-term healthcare industry has intensified both in the amount and type of regulations and in the efforts to enforce those regulations. The extensive federal, state and local laws and regulations affecting the healthcare industry include those relating to, among other things, licensure, conduct of operations, ownership of facilities, addition of facilities and equipment, allowable costs, services, prices for services, qualified beneficiaries, quality of care, patient rights, fraudulent or abusive behavior and financial and other arrangements that may be entered into by healthcare providers. Changes in enforcement policies by federal and state governments have resulted in a significant increase in the number of inspections, citations of regulatory deficiencies and other regulatory sanctions, including terminations from the Medicare and Medicaid programs, bars on Medicare and Medicaid payments for new admissions, civil monetary penalties and even criminal penalties.

        If our operators fail to comply with the extensive laws, regulations and other requirements applicable to their businesses and the operation of our properties, they could become ineligible to receive reimbursement from governmental and private third-party payor programs, face bans on admissions of new patients or residents, suffer civil or criminal penalties or be required to make significant changes to their operations. Our operators also could be forced to expend considerable resources responding to an investigation or other enforcement action under applicable laws or regulations. In such event, the results of operations and financial condition of our operators and the results of operations of our properties operated by those entities could be adversely affected, which, in turn, could have a Material Adverse Effect. We are unable to predict future federal, state and local regulations and legislation, including the Medicare and Medicaid statutes and regulations, or the intensity of enforcement efforts with respect to such regulations and legislation, and any changes in the regulatory framework could have a material adverse effect on our operators, which, in turn, could have a Material Adverse Effect.

         Our operators depend on reimbursement from government and other third-party payors; reductions in federal or state government spending, tax reform initiatives or other legislation to address the federal government's projected operating deficit could have a material adverse effect on our operators' liquidity, financial condition or results of operations, which could affect their ability to meet their obligations to us.

        Many of our operators depend on third-party payors, including Medicare, Medicaid or private third-party payors, for significant portions of their revenue. The reduction in reimbursement rates from third-party payors, including Medicare and Medicaid programs, changes in policy or other measures reducing reimbursements for services provided by our operators may result in a reduction in their revenues and operating margins.

        While reimbursement rates have generally increased over the past few years, President Obama and members of the U.S. Congress have approved or proposed various spending cuts and tax reform initiatives that have resulted or could result in changes (including substantial reductions in funding) to Medicare, Medicaid or Medicare Advantage Plans. In addition, a number of states are currently managing budget deficits, which may put pressure on states to decrease reimbursement rates for our operators with a goal of decreasing state expenditures under their state Medicaid programs. Any such existing or future federal or state legislation relating to deficit reduction that reduces reimbursement payments to healthcare providers could have a material adverse effect on certain of our operators' liquidity, financial condition or results of operations, which could adversely affect their ability to satisfy their obligations to us and could have a Material Adverse Effect.

         Potential increases in patient or resident acuity, as well as changes in payor mix and payment methodologies, may significantly affect the profitability of our operators.

        The ability of our operators to generate earnings is impacted by a number of factors, including licensed bed capacity, occupancy, the healthcare needs of residents and the rate of reimbursement. Increases in the acuity of their patients and residents, as well as changes in the payor mix among private pay, Medicare and Medicaid, could significantly affect our operators' profitability, which may affect their ability to meet their obligations to us.

         Our operators may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to meet their obligations to us.

        Our operators may be subject to claims that their services have resulted in resident injury or other adverse effects. The insurance coverage maintained by our operators, whether through commercial insurance or self-insurance, may not cover all claims made against them or continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to our operators due to state law prohibitions or limitations of availability. As a result, our operators operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits. From time to time, there may also be increases in government investigations of long-term care providers, particularly in the area of Medicare/Medicaid false claims, as well as increases in enforcement actions resulting from these investigations. Insurance is not available to cover such losses. Any adverse determination in a legal proceeding or government investigation, whether currently asserted or arising in the future, could lead to potential termination from government programs, large penalties and fines and otherwise have a material adverse effect on an operator's financial condition. If an operator is unable to obtain or maintain insurance coverage, if judgments are obtained in excess of the insurance coverage, if an operator is required to pay uninsured punitive damages or if an operator is subject to an uninsurable government enforcement action, the operator could be exposed to substantial additional liabilities, which could result in its bankruptcy or insolvency or have a material adverse effect on the operator's business and its ability to meet its obligations to us.

         Increased competition may affect the ability of our operators to meet their obligations to us.

        The healthcare industry is highly competitive. Our operators are competing with numerous other companies providing similar healthcare services or alternatives such as long-term acute care hospitals, inpatient rehabilitation facilities, home health agencies, hospices, life care at home, community-based service programs, retirement communities and convalescent centers. Our operators may not be able to achieve performance levels that will enable them to meet their obligations to us.

         Real estate is a competitive business and this competition may make it difficult for us to identify and purchase suitable healthcare properties.

        We operate in a highly competitive industry and face competition from other REITs, investment companies, private equity and hedge fund investors, sovereign funds, healthcare operators, lenders and other investors, some of whom are significantly larger than us and have greater resources and lower costs of capital than we do. This competition makes it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. An inability to identify and acquire a sufficient quantity of healthcare properties at favorable prices or to finance acquisitions on commercially favorable terms could have a Material Adverse Effect.

         Market conditions, including, but not limited to, interest rates and credit spreads, the availability of credit, the actual and perceived state of the real estate markets and public capital markets generally, and unemployment rates, could negatively impact our business, results of operations and financial condition.

        The markets in which we operate are affected by a number of factors that are largely beyond our control but may nevertheless have a significant negative impact on us. These factors include, but are not limited to:

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  interest rates and credit spreads;

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  the availability of credit, including the price, terms and conditions under which it can be obtained;

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  the actual and perceived state of the real estate market, the market for dividend-paying stocks and public capital markets in general; and

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  unemployment rates, both nationwide and within the primary markets in which we operate.

        In addition, increased inflation may have a pronounced negative impact on the interest expense we pay in connection with our outstanding indebtedness and our general and administrative expenses, as these costs could increase at a rate higher than our rents. Also, inflation may adversely affect tenant leases with fixed escalations, which could be lower than the increase in inflation at any given time.

        Deflation may result in a decline in general price levels, often caused by a decrease in the supply of money or credit. The predominant effects of deflation are high unemployment, credit contraction and weakened consumer demand. Restricted lending practices may impact our ability to obtain financing for our properties and may also negatively impact our tenants' ability to obtain credit.

Risks Related to the Separation

         Prior to the separation, we had not previously operated as a standalone company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

        Some of the historical and pro forma financial information about us in this prospectus refers to our business as operated by and integrated with Ventas and is derived from the consolidated financial statements and accounting records of Ventas. Accordingly, such information does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the full periods presented or those that we will achieve in the future. Factors which could cause our results to differ from those reflected in such historical and pro forma financial information and which may adversely impact our ability to receive similar results in the future may include, but are not limited to, the following:

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  Prior to the separation, our business had been operated by Ventas as part of its broader corporate organization, rather than as an independent company. Ventas or one of its affiliates performed various corporate functions for us, such as accounting, treasury, tax, information technology and finance. Following the separation, Ventas has continued to provide some of these functions to us, as described in "Our Relationship with Ventas." Some of our historical and pro forma financial results reflect allocations of corporate expenses from Ventas for such functions and are likely to be less than the expenses we would have incurred had we operated as a separate, publicly traded company. We will need to make significant investments to replicate or outsource from other providers certain facilities, systems, infrastructure and personnel to which we no longer have access as a result of the separation. Developing our ability to operate without access to Ventas's operational and administrative infrastructure will be costly and may prove difficult. We may not be able to operate our business efficiently or at comparable costs, and our profitability may decline;

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  Historically, our business was integrated with the other businesses of Ventas, and we were able to use Ventas's size and purchasing power in procuring various goods and services and shared economies of scope and scale in costs, employees, vendor relationships and operator relationships. For example, we have historically been able to take advantage of Ventas's purchasing power in technology and services, including information technology, marketing, insurance, treasury services, property support and the procurement of goods. Although we have entered into certain transition and other separation-related agreements with Ventas, these arrangements may not fully capture the benefits we have enjoyed as a result of being integrated with Ventas and may result in us paying higher charges than in the past for these services. In addition, services provided to us under the transition services agreement will generally only be provided until August 31, 2016, and this may not be sufficient to meet our needs. As a separate, independent company, we may be unable to obtain goods and services at the prices and terms obtained prior to the separation, which could decrease our overall profitability;

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  Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions, redevelopment and capital expenditures, have historically been satisfied as part of the corporation-wide cash management policies of Ventas. As a result of the separation, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may not be on terms as favorable as those obtained by Ventas, and the cost of capital for our business may be higher as a standalone entity;

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  Our historical financial information prior to August 17, 2015 does not reflect the debt incurred in connection with the separation or our receipt of certain operations and assets in connection with the separation or the assumption of the corresponding liabilities of our business after the separation; and

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  As a public company, as modified by our status as an emerging growth company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and are required to prepare our financial statements according to the rules and regulations required by the Securities and Exchange Commission ("SEC"). Complying with these requirements could result in significant costs to us and require us to divert substantial resources, including management time, from other activities.

        Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as an independent company. For additional information about the past financial performance of our business and the basis of presentation of the historical combined consolidated financial statements and the unaudited pro forma condensed combined consolidated financial statements of our business, please refer to "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma condensed combined consolidated financial statements and accompanying notes thereto and the historical financial statements and accompanying notes thereto included elsewhere in this prospectus.

         If the distribution of shares of CCP common stock owned by Ventas to its stockholders (the "distribution"), together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, we could be subject to significant tax liabilities and, in certain circumstances, we could be required to indemnify Ventas for material taxes and related amounts pursuant to indemnification obligations under the tax matters agreement.

        In connection with the distribution, Ventas received an opinion of counsel regarding qualification of the distribution, together with certain related transactions, under Sections 355 and 368(a)(1)(D) of the Code. The opinion of counsel was based and relied on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings, including those relating to the past and future conduct of Ventas and us. If any of these representations, statements or undertakings were, or become, inaccurate or incomplete, or if any covenants in the separation documents are breached, the ruling or the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized. The provisions of the Protecting Americans from Tax Hikes Act of 2015 enacted on December 18, 2015 (the "PATH Act") restricting REIT spinoffs do not apply to the distribution by Ventas.

        Notwithstanding the receipt of the opinion of counsel, the IRS could determine that the distribution, together with certain related transactions, should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings are false or have been violated, or if it disagrees with the conclusions in the opinion of counsel. The opinion of counsel is not binding on the IRS and there can be no assurance that the IRS will not take a contrary position.

        If the distribution, together with certain related transactions, fails to qualify for tax-free treatment, in general, Ventas would recognize taxable gain as if it had sold the CCP common stock in a taxable sale for its fair market value (unless a joint election is made under Section 336(e) of the Code with respect to the distribution, in which case, in general, we would (i) recognize taxable gain as if we had sold all of our assets in a taxable sale in exchange for an amount equal to the fair market value of the CCP common stock and the assumption of all of our liabilities and (ii) obtain a related step up in the basis of its assets).

        Under the tax matters agreement that we entered into with Ventas, we may be required to indemnify Ventas against any additional taxes and related amounts resulting from (i) an acquisition of all or a portion of our equity securities or assets, whether by merger or otherwise, (ii) other actions or failures to act by us or (iii) any of our representations or undertakings being incorrect or violated. For a more detailed discussion, please refer to "Our Relationship with Ventas—Tax Matters Agreement."

         We may not be able to engage in desirable strategic or capital-raising transactions following the separation, and we could be liable for adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions.

        To preserve the tax-free treatment of the separation, for the two-year period following the separation, we may be prohibited, except in specific circumstances, from (i) entering into any transaction pursuant to which all or a portion of our shares would be acquired, whether by merger or otherwise, (ii) issuing equity securities beyond certain thresholds, (iii) repurchasing our common stock, (iv) ceasing to actively conduct certain of our businesses, or (v) taking or failing to take any other action that prevents the distribution and related transactions from being tax-free. Completion of this offering will incrementally limit our ability to issue additional equity securities during the two-year period following the separation.

        These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. For more information, please refer to "Our Relationship with Ventas—Tax Matters Agreement."

         Potential indemnification liabilities pursuant to the separation and distribution agreement could have a Material Adverse Effect.

        The separation and distribution agreement includes provisions governing our relationship with Ventas with respect to and following the separation and distribution. Among other things, the separation and distribution agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the separation and distribution, as well as those obligations of Ventas that we assumed pursuant to the separation and distribution agreement. If we are required to indemnify Ventas under the circumstances set forth in the separation and distribution agreement, we may be subject to substantial liabilities. For a description of this agreement, please refer to "Our Relationship with Ventas—The Separation and Distribution Agreement."

         We may have received more favorable terms from unaffiliated third parties than the terms we received in our agreements with Ventas.

        The agreements we entered into in connection with the separation were prepared while we were still a wholly owned subsidiary of Ventas. Accordingly, during the period in which the terms of these agreements were prepared, we did not have an independent board of directors or management team that was independent of Ventas. As a result, although the parties attempted to include arm's-length terms in these agreements, the terms of these agreements may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated third parties. Arm's-length negotiations between Ventas and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. See "Our Relationship with Ventas."

         Certain of our directors and executive officers may have actual or potential conflicts of interest because of their previous or continuing equity interest in, or positions at, Ventas, and any of our directors who is also a director, officer or employee of Ventas may in certain circumstances direct investment opportunities away from our company.

        Even though our board of directors consists of a majority of directors who are independent, some of our directors and executive officers are persons who are or have been directors or employees of

Ventas. Because of their former positions with Ventas, certain of our directors and executive officers may own or have financial interests in Ventas common stock. In addition, our independent, non-executive Chairman, Douglas Crocker II, is continuing to serve on the board of directors of Ventas for a limited period following the separation. Continued ownership of Ventas common stock or, in the case of Mr. Crocker, service as a director at both companies could create, or appear to create, potential conflicts of interest.

        Our Guidelines on Governance provide that if any of our directors who is also a director, officer or employee of Ventas acquires knowledge of a corporate opportunity or is otherwise offered a corporate opportunity (provided that this knowledge was not acquired solely in such person's capacity as a director of our company), then to the fullest extent permitted by law, such person is deemed to have fully satisfied such person's fiduciary duties owed to us and is not liable to us if Ventas, or its affiliates, pursues or acquires the corporate opportunity, or if such person did not present the corporate opportunity to us. Accordingly, while Mr. Crocker is the only director who also serves as a director of Ventas (and is expected to continue to so serve for a limited period following the separation), any of our directors who is also a director, officer or employee of Ventas may, in certain circumstances, direct investment opportunities away from our company.

         We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our business.

        We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed due to a variety of circumstances, not all of which may be under our control. We may not achieve these and other anticipated benefits for a variety of reasons, including, among others, that we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Ventas, or our business will be less diversified than Ventas's business prior to the separation. If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, this could have a Material Adverse Effect.

         Ventas may fail to perform under various transaction agreements that were executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

        Certain of the agreements we entered into with Ventas in connection with the separation provide for the performance of services by each company for the benefit of the other for a period of time after the separation. We rely on Ventas to satisfy its performance and payment obligations under these agreements. If Ventas is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses.

        If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services when the transaction or long-term agreements terminate, we may not be able to operate our business effectively and our profitability may decline. See "Our Relationship with Ventas."

         Ventas has agreed to indemnify us for certain pre-distribution liabilities and liabilities related to Ventas assets; however, these indemnities may be insufficient to protect us against the full amount of such liabilities.

        Pursuant to the separation and distribution agreement, Ventas agreed to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Ventas agreed to retain, and there can be no assurance that Ventas will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Ventas any amounts for which we are held liable, such indemnification may be insufficient to fully offset the financial impact of such liabilities and/or we may be temporarily required to bear these losses while seeking recovery from Ventas.

         Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a Material Adverse Effect.

        As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare our financial statements according to the rules and regulations required by the SEC. In addition, the Exchange Act requires that we file annual, quarterly and current reports. Our failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing.

        In addition, the Sarbanes-Oxley Act requires that we, among other things, establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that internal controls were effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm will not be able to certify as to the effectiveness of our internal control over financial reporting.

        Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis, or may cause our company to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in our company and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm report a material weakness in our internal control over financial reporting. This could have a Material Adverse Effect by, for example, leading to a decline in our share price and impairing our ability to raise additional capital.

        For as long as we are an emerging growth company under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b). An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

Risks Related to Our Status as a REIT

         If we do not qualify to be taxed as a REIT, or if we fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face substantial tax liability, which would substantially reduce funds available for distribution to our stockholders.

        We received an opinion of Sidley Austin LLP with respect to our qualification as a REIT in connection with this offering. Investors should be aware, however, that opinions of advisors are not binding on the IRS or any court. The opinions of Sidley Austin LLP represent only the view of Sidley Austin LLP based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the value of our assets and the sources of our income. The opinion is expressed as of the date issued. Sidley Austin LLP will have no obligation to advise us, or the holders of our shares of common stock, of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law.

        Furthermore, both the validity of the opinion of Sidley Austin LLP and our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Sidley Austin LLP. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Moreover, the proper classification of one or more of our investments may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. Accordingly, there can be no assurance that the IRS will not contend that our investments violate the REIT requirements.

        If we were to fail to qualify as a REIT in any taxable year, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, and possibly state and local tax, on our taxable income at regular corporate rates, and distributions to our stockholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse effect on the value of, and trading prices for, our common stock. Unless we are deemed to be entitled to relief under certain provisions of the Code, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we initially ceased to qualify as a REIT.

         Our failure to qualify as a REIT could cause our shares to be delisted from the NYSE.

        The NYSE requires, as a condition to the listing of our common stock, that we maintain our REIT status. Consequently, if we fail to maintain our REIT status, our common stock could promptly be delisted from the NYSE, which would decrease the trading activity of such common stock, making the sale of such common stock difficult.

        If we were delisted as a result of losing our REIT status and wished to relist our shares on the NYSE, we would be required to reapply to the NYSE to be listed as a non-REIT corporation. As the NYSE's listing standards for REITs are less burdensome than its standards for non-REIT corporations, it would be more difficult for us to become a listed company under these heightened standards. We may not be able to satisfy the NYSE's listing standards for non-REIT corporations. As a result, if we were delisted from the NYSE, we may not be able to relist as a non-REIT corporation, in which case our shares could not trade on the NYSE.

         Our ownership of and relationship with any current or future taxable REIT subsidiaries will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

        A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries ("TRSs"). A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation (other than a REIT) of which a TRS directly or indirectly owns securities possessing more than 35% of the total voting power or total value of the outstanding securities of such corporation will automatically be treated as a TRS. Overall, no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of a REIT's total assets may consist of stock or securities of one or more TRSs. A domestic TRS will pay U.S. federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. Any domestic TRS that we own or form will pay

U.S. federal, state and local income tax on its taxable income, and its after-tax net income will be available for distribution to us but is not required to be distributed to us unless necessary to maintain our REIT qualification.

         Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

        Dividends payable by non-REIT corporations to non-REIT stockholders that are individuals, trusts and estates are generally taxed at reduced tax rates. Dividends payable by REITs, however, generally are not eligible for the reduced rates. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the shares of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including shares of our common stock.

         Qualifying as a REIT involves highly technical and complex provisions of the Code.

        Qualifying as a REIT involves the application of highly technical and complex provisions of the Code for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Compliance with these requirements must be carefully monitored on a continuing basis, and there can be no assurance that our personnel responsible for doing so will be able to successfully monitor our compliance. In addition, our ability to satisfy the requirements to qualify to be taxed as a REIT may depend, in part, on the actions of third parties over which we have either no control or only limited influence.

         Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS, could have an adverse impact on our investors or us.

        The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, and by the IRS and the U.S. Department of the Treasury (the "Treasury"). Changes to the tax laws, such as the PATH Act enacted on December 18, 2015, or interpretations thereof by the IRS and the Treasury, with or without retroactive application, could materially and adversely affect our investors or our company. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify to be taxed as a REIT and/or the U.S. federal income tax consequences to our investors and our company of such qualification.

         REIT distribution requirements could adversely affect our liquidity and our ability to execute our business plan.

        In order for us to qualify to be taxed as a REIT, and assuming that certain other requirements are also satisfied, we generally must distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, to our stockholders each year, so that U.S. federal corporate income tax does not apply to earnings that we distribute. To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT, but distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% non-deductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal income tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Code.

        From time to time, we may generate taxable income greater than our cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices, distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt, or make taxable distributions of our capital stock or debt securities to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Further, amounts distributed will not be available to fund investment activities. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our shares. Any restrictions on our ability to incur additional indebtedness or make certain distributions could preclude us from meeting the 90% distribution requirement. Decreases in FFO due to unfinanced expenditures for acquisitions of properties or increases in the number of shares outstanding without commensurate increases in FFO each would adversely affect our ability to maintain distributions to our stockholders. Consequently, there can be no assurance that we will be able to make distributions at the anticipated distribution rate or any other rate. Please refer to "Dividend Policy."

         Complying with REIT requirements may cause us to forego otherwise attractive acquisition opportunities or liquidate otherwise attractive investments.

        To qualify to be taxed as a REIT for U.S. federal income tax purposes, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consist of cash, cash items, government securities and "real estate assets" (as defined in the Code), including certain mortgage loans and securities. The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer.

        Additionally, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of our total assets can be represented by securities of one or more TRSs. Please refer to "U.S. Federal Income Tax Considerations." If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forego otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

        In addition to the asset tests set forth above, to qualify to be taxed as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to our stockholders and the ownership of our shares. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

         Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

        The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Income from certain potential hedging transactions that we may enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets or from transactions to manage risk of currency fluctuations with respect to any item of income or gain that satisfy the REIT gross income tests (including gain from the termination of such a transaction) does not constitute "gross income" for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. Please refer to "U.S. Federal Income Tax Considerations."

        As a result of these rules, we may be required to limit our use of advantageous hedging techniques or implement those hedges through a total return swap. This could increase the cost of our hedging activities because the total return swap may be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in the total return swap will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the total return swap.

         The share ownership limit imposed by the Code for REITs, and our certificate of incorporation, may inhibit market activity in our shares and restrict our business combination opportunities.

        In order for us to maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after our first taxable year. Our certificate of incorporation, with certain exceptions, will authorize our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may beneficially own more than 9.0% of our outstanding common stock or more than 9.0% of any outstanding class or series of our preferred stock, as determined by value or number, whichever is more restrictive. The board of directors may exempt a person from the ownership limit if the board of directors receives a ruling from the IRS or an opinion of tax counsel that such ownership will not jeopardize our status as a REIT or such other documents the board deems appropriate. These ownership limits could delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Risks Related to Ownership of Our Common Stock

         A trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, the share price and trading volume of our stock may fluctuate significantly.

        We have only been a public company for a matter of months, and thus there is a limited trading history in our common stock, which has been traded on the NYSE under the symbol "CCP" since August 18, 2015. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

  •
  actual or anticipated variations in our quarterly operating results;

  •
  changes in our FFO or earnings estimates;

  •
  increases in market interest rates, which may lead purchasers of our shares to demand a higher yield;

  •
  changes in market valuations of similar companies;

  •
  adverse market reaction to any increased indebtedness we incur in the future;

  •
  additions or departures of key personnel;

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  actions by stockholders;

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  speculation in the press or investment community;

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  general market, economic and political conditions;

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  our operating performance and the performance of other similar companies;

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  changes in accounting principles;

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  passage of legislation or other regulatory developments that adversely affect us or our industry; and

  •
  the potential impact of governmental budgets and healthcare reimbursement expenditures.

        In addition, when the market price of a company's shares of common stock drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

         We cannot guarantee the timing, amount or payment of dividends on our common stock.

        Although we expect to pay regular cash distributions, the timing, declaration, amount and payment of future distributions to stockholders will fall within the discretion of our board of directors. Our board of directors' decisions regarding the payment of distributions will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, limitations under our financing arrangements, industry practice, legal requirements, regulatory constraints and other factors that it deems relevant. Our ability to pay distributions will depend on our ongoing ability to generate cash from operations and access capital markets. We cannot guarantee that we will pay any distributions in the future or continue to pay such distributions. For more information, please refer to "Dividend Policy."

         Your ownership percentage in our company may be diluted in the future.

        In the future, your percentage ownership in us may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise. We also anticipate granting future compensatory equity-based incentive awards to directors, officers and employees who provide services to us. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

        In addition, our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the occurrence of specified events, or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to shares of preferred stock could affect the residual value of the common stock. Please refer to "Description of Our Capital Stock."

         Certain provisions in our certificate of incorporation and bylaws, and provisions of Delaware law, may prevent or delay an acquisition of our company, which could decrease the trading price of shares of our common stock.

        Our certificate of incorporation and bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

  •
  the inability of our stockholders to call a special meeting;

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  advance notice requirements and other limitations on the ability of stockholders to present proposals or nominate directors for election at stockholder meetings;

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  the right of our board of directors to issue preferred shares without stockholder approval;

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  the ability of our directors, and not stockholders, to fill vacancies on our board of directors;

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  restrictions on the number of shares of capital stock that individual stockholders may own;

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  supermajority vote requirements for stockholders to amend certain provisions of our certificate of incorporation and bylaws; and

  •
  restrictions on an "interested stockholder" to engage in certain business combinations with us for a three-year period following the date the interested stockholder became such.

        We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make the company immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our stockholders and us. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

        Several of our agreements with Ventas entered into in connection with the separation may require Ventas's consent to any assignment by us of our rights and obligations under the agreements. These agreements will generally expire within two years of the separation, except for certain agreements that will continue for longer terms. The consent and termination rights set forth in these agreements might discourage, delay or prevent a change of control that you may consider favorable.

        In addition, an acquisition or further issuance of our common stock could trigger the application of Section 355(e) of the Code. Please refer to the discussion of Section 355(e) of the Code in "—Risks Related to the Separation" above. Under the tax matters agreement, we would be required to indemnify Ventas for any resulting taxes and related amounts, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable. Please refer to "Our Relationship with Ventas" and "Description of Our Capital Stock" for a more detailed description of these agreements and provisions.

         We may use a portion of the net proceeds from this offering to make distributions to our stockholders, which would, among other things, reduce our cash available to develop or acquire properties and may reduce the returns on your investment in shares of our common stock.

        Prior to the time we have fully invested the net proceeds of this offering, we may fund distributions to our stockholders out of the net proceeds from this offering, which would reduce the amount of cash we have available to make acquisitions or investments and may reduce the returns on your investment in shares of our common stock. The use of these net proceeds for distributions to stockholders could adversely affect our financial results. In addition, funding distributions from the net proceeds from this offering may constitute a return of capital to our stockholders, which would have the effect of reducing each stockholder's tax basis in shares of our common stock.

         Our management will have broad discretion in allocating the net proceeds of this offering.

        Our management has significant flexibility in applying the net proceeds we expect to receive in this offering. We intend to use the net proceeds from this offering as described in "Use of Proceeds," but because the net proceeds are not required to be allocated to any specific investment or transaction, you cannot determine at this time the value or propriety of our application of the net proceeds, and you may not agree with our decisions. In addition, our use of the net proceeds from this offering may not yield a significant return or any return at all. The failure by our management to apply these funds effectively could have a Material Adverse Effect. See "Use of Proceeds."

         Future offerings of debt, which would be senior to our common stock upon liquidation, or preferred equity securities that may be senior to our common stock for purposes of distributions or upon liquidation may have an adverse effect on the per share trading price of our common stock.

        In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing the Operating Partnership to issue debt securities), including medium-term notes, senior or subordinated notes and classes or series of preferred shares. Upon liquidation, holders of our debt securities and preferred shares and lenders with respect to other borrowings may be entitled to receive our available assets prior to distribution to the holders of our common stock. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred shares, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability pay dividends or other distributions to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk that our future offerings could reduce the per share trading price of our common stock and dilute their interest in us.

         If securities analysts do not publish research or reports about our industry or if they downgrade our common stock or the healthcare-related real estate sector, the market price of our common stock could decline.

        The trading market for our common stock is impacted in part by the research and reports that industry or financial analysts publish about us or our industry. We have no control over these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our shares or our industry, or the stock of any of our competitors, the price of our common stock could decline. If one or more of these analysts ceases coverage of our company, we could lose attention in the market, which in turn could cause the market price of our common stock to decline.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We make statements in this prospectus that include forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements regarding our or our tenants' or borrowers' expected future financial condition or performance, dividends or dividend plans, business strategies, acquisitions or other investment opportunities, dispositions, continued qualification as a REIT, and plans and objectives of management for future operations, and statements that include words such as "believe," "expect," "anticipate," "intend," "may," "could," "should," "will," and other similar expressions are forward-looking statements. These forward-looking statements are inherently uncertain, and actual results may differ from our expectations. Except as required by law, we do not undertake a duty to update these forward-looking statements, which speak only as of the date on which they are made. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Our actual future results and trends may differ materially from expectations depending on a variety of factors discussed under "Risk Factors." These factors include without limitation:

  •
  the ability and willingness of our tenants, borrowers and other third parties to satisfy their obligations under their respective contractual arrangements with us, including, in some cases, their obligations to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities;

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  the ability of our tenants and borrowers to maintain the financial strength and liquidity necessary to satisfy their respective obligations and liabilities to third parties, including without limitation obligations under their existing credit facilities and other indebtedness;

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  our success in implementing our business strategy and our ability to identify, underwrite, finance, consummate and integrate acquisitions and investments;

  •
  macroeconomic conditions such as a disruption of or lack of access to the capital markets, changes in the debt rating on U.S. government securities, default or delay in payment by the United States of its obligations, and changes in the federal or state budgets resulting in the reduction or non-payment of Medicare or Medicaid reimbursement rates;

  •
  the nature and extent of future competition, including new construction in the markets in which our properties are located;

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  the extent of future or pending healthcare reform and regulation, including cost containment measures and changes in reimbursement policies, procedures and rates;

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  increases in our borrowing costs as a result of changes in interest rates and other factors;

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  the ability of our tenants to comply with laws, rules and regulations in the operation of our properties, to deliver high-quality services, to attract and retain qualified personnel and to attract residents and patients;

  •
  changes in general economic conditions or economic conditions in the markets in which we may, from time to time, compete, and the effect of those changes on our revenues, earnings and funding sources;

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  our ability to pay down, refinance, restructure or extend future indebtedness as it becomes due;

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  our ability and willingness to maintain our qualification as a REIT in light of economic, market, legal, tax and other considerations;

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  final determination of our taxable net income for the year ended December 31, 2015;

  •
  the ability and willingness of our tenants to renew their leases with us upon expiration of the leases, our ability to reposition our properties on the same or better terms in the event of non-renewal or in the event we exercise our right to replace an existing tenant, and obligations, including indemnification obligations, we may incur in connection with the replacement of an existing tenant;

  •
  year-over-year changes in CPI and the effect of those changes on the rent escalators contained in our leases and on our earnings;

  •
  our ability and the ability of our tenants and borrowers to obtain and maintain adequate property, liability and other insurance from reputable, financially stable providers;

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  the impact of increased operating costs and uninsured professional liability claims on our liquidity, financial condition and results of operations or that of our tenants or borrowers and our ability and the ability of our tenants and borrowers to accurately estimate the magnitude of those claims;

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  consolidation in the healthcare industry resulting in a change of control of, or a competitor's investment in, one or more of our tenants or borrowers or significant changes in the senior management of our tenants or borrowers;

  •
  the impact of litigation or any financial, accounting, legal or regulatory issues that may affect us or our tenants or borrowers; and

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  changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, which could have an effect on our earnings.

        Many of these factors are beyond our control and the control of our management.

 USE OF PROCEEDS

        We estimate that the net proceeds we will receive from this offering, after deducting the estimated expenses of the offering payable by us, will be approximately $             million, or approximately $             million if the underwriters' overallotment option is exercised in full, after deducting the underwriting discount and estimated offering expenses payable by us.

        We intend to use the net proceeds received from this offering for general corporate purposes, including to repay outstanding debt, to fund future acquisitions or investments, and to finance operating and other expenses. Repayment of existing indebtedness may include repayment of a portion of our Revolver and/or the $600 million Term Loan. At September 30, 2015, borrowings under the Revolver and the $600 million Term Loan bore interest at LIBOR plus 1.30% and 1.50%, respectively.

        Until specific uses of the proceeds can be identified and consummated, we may invest the net proceeds in interest-bearing short-term investment-grade securities or money-market accounts that are consistent with our intention to qualify as a REIT, including, for example, government and government agency certificates, certificates of deposit and interest-bearing bank deposits. We expect that these initial investments will provide a lower net return than we expect to receive from investments in our targeted assets.

MARKET PRICE OF OUR COMMON STOCK AND DIVIDENDS DECLARED

        Our common stock has been traded on the NYSE under the symbol "CCP" since August 18, 2015. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sale price of our common stock, as reported by the NYSE, and the cash dividends declared per share of our common stock.

	Price Range
			Cash Dividends Declared Per Share
	High	Low
2016
First Quarter (through January 28, 2016)	$31.75	$28.97
2015
Fourth Quarter	$34.63	$29.73	$0.57
Third Quarter (from August 18, 2015)	$36.44	$29.74	$0.57

        On January 28, 2016, the last reported sale price of our common stock as reported on the NYSE was $29.54 per share. As of December 31, 2015, we had approximately 83.8 million shares of our common stock outstanding and 3,995 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

 DIVIDEND POLICY

        On September 30, 2015, we paid a full third quarter cash dividend in the amount of $0.57 per share to the holders of record of our common stock as of September 14, 2015, which represented an aggregate amount equal to approximately 68% of our normalized FFO for the third quarter. On December 31, 2015, we paid a fourth quarter cash dividend in the amount of $0.57 per share to holders of record of our common stock as of December 21, 2015.

        To qualify as a REIT, we must distribute to our stockholders an amount at least equal to:

            (i)  90% of our REIT taxable income, determined before the deduction for dividends paid and excluding any net capital gain (which does not necessarily equal net income as calculated in accordance with U.S. generally accepted accounting principles ("GAAP")); plus

           (ii)  90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code; less

          (iii)  Any excess non-cash income (as determined under the Code). Please refer to "U.S. Federal Income Tax Considerations."

        We cannot assure you that our dividend policy will remain the same in the future, or that any estimated distributions would be made or sustained. Distributions made by us will be authorized and determined by our board of directors, in its sole discretion, out of legally available funds, and will depend upon a number of factors, including restrictions under applicable law, our actual and projected financial condition, liquidity, FFO and results of operations, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under the arrangements governing our indebtedness, the annual REIT distribution requirements and such other factors as our board of directors deems relevant. For more information regarding risks that could materially adversely affect our ability to make distributions, please see the section entitled "Risk Factors."

        Our distributions may be funded from a variety of sources. To the extent that our cash available for distribution is less than 90% of our taxable income, we may consider various means to cover any such shortfall, including borrowing under a revolving credit facility or other loans, selling certain of our assets or using a portion of the net proceeds we receive from this offering or future offerings of equity or debt securities or declaring taxable share dividends. In addition, our certificate of incorporation allows us to issue shares of preferred stock that could have a preference on distributions, and if we do, the distribution preference on the preferred stock could limit our ability to make distributions to the holders of our common stock.

        For a discussion of the tax treatment of distributions to holders of our shares of common stock, please see the section entitled "U.S. Federal Income Tax Considerations."

 CAPITALIZATION

        The following table sets forth CCP's capitalization as of September 30, 2015:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the completion of the offering of shares of common stock hereby and the application of the net proceeds thereof as described in "Use of Proceeds."

        You should read this table in connection with "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the more detailed information contained in our historical consolidated financial statements and related notes included in this prospectus.

	As of September 30, 2015
	Actual	As Adjusted
	(in thousands, unaudited)
Liabilities:
Term loans and other debt(1)(2)	$1,518,437		$1,518,437

Total debt	1,518,437		$1,518,437
Equity:
Preferred stock	—		—
Common stock	838
Additional paid-in capital	1,263,848
Dividends in excess of net income	(35,084)		(35,084)
Noncontrolling interest	4,710		4,710

Total equity	1,234,312

Total capitalization	$2,752,749	$

(1)
As of September 30, 2015, we had $138 million of borrowings outstanding and $462 million of unused borrowing capacity available under the Revolver.

(2)
Includes approximately $19.6 million of unamortized debt issuance costs.

 SELECTED FINANCIAL DATA

        The following tables set forth our selected historical and unaudited pro forma combined consolidated financial data, some of which was carved out from the financial information of Ventas, as described below. Prior to the separation, we did not conduct any business operations other than those incidental to our formation and in connection with the transactions related to the separation and distribution. The summary historical combined consolidated financial data set forth below as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 has been derived from our audited combined consolidated financial statements, which are included in this prospectus. The selected historical combined consolidated balance sheet data set forth below as of December 31, 2012 has been derived from our unaudited combined consolidated financial statements, which are not included or incorporated by reference in this prospectus, but which have been prepared on the same basis as the audited combined consolidated financial statements. The selected historical combined consolidated financial data set forth below as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014 has been derived from our unaudited combined consolidated financial statements, which are included in this prospectus.

        Our combined consolidated financial statements for periods prior to the separation were carved out from the financial information of Ventas at a carrying value reflective of historical cost in Ventas's records. Such combined consolidated financial statements include an allocation of expenses related to certain Ventas corporate functions, including executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. These expenses have been allocated to us based on direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a pro rata basis of revenue, headcount or other measures. We consider the expense methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the full periods presented. In connection with the separation, we entered into a transition services agreement with Ventas to receive certain support services from Ventas on a transitional basis until August 31, 2016, subject to extension upon mutual agreement. See "Our Relationship with Ventas." The historical combined consolidated financial information presented may not be indicative of the results of operations, financial position or cash flows that would have been obtained if we had been an independent, standalone entity during the full periods shown.

        The selected unaudited pro forma combined consolidated financial data give effect to the separation of the CCP Business, the separation-related transactions and certain acquisitions, including:

  •
  the impact of certain assets that were either (i) included in the historical assets and liabilities of the CCP Business and not transferred to us as part of the separation or (ii) not included in the historical assets and liabilities of the CCP Business and were transferred to us as part of the separation;

  •
  the acquisition by Ventas in January 2015 of 20 properties from American Realty Capital Healthcare Trust ("HCT") as well as an additional 12 SNFs that were transferred to us as part of the separation;

  •
  the impact of our transition services agreement with Ventas;

  •
  the incurrence by us of approximately $1.4 billion of new indebtedness in connection with the separation, including the related transfer of approximately $1.3 billion of the proceeds thereof to Ventas, and the interest expense related thereto;

  •
  the distribution of approximately 83.1 million shares of our common stock by Ventas to Ventas stockholders, based on the distribution ratio of one share of our common stock for every four shares of Ventas common stock held on the record date;

  •
  our acquisition in August 2015 of a specialty healthcare and seniors housing valuation firm in exchange for 339,602 shares of our common stock; and

  •
  our acquisition in September 2015 of eight properties (seven SNFs and one campus with both skilled nursing and assisted living facilities), including the incurrence of $118 million of indebtedness under our Revolver to fund a portion of the acquisition.

        The selected unaudited pro forma combined consolidated statements of income data presented for the nine months ended September 30, 2015 and the year ended December 31, 2014 assume the separation and the separation-related transactions and acquisitions occurred on January 1, 2014. The pro forma adjustments are based on currently available information and assumptions we believe are reasonable, factually supportable, directly attributable to the separation and the separation-related transactions and acquisitions and are expected to have a continuing impact on our business. The selected unaudited pro forma combined consolidated financial data present how our financial results may have appeared had the above transactions been completed as of January 1, 2014, are provided for informational and illustrative purposes only and may not be indicative of the results of operations that would have been obtained if we had been an independent, standalone entity during the periods shown. We therefore caution you not to place undue reliance on the selected unaudited pro forma combined consolidated financial information. See the unaudited pro forma condensed combined consolidated financial statements and accompanying notes thereto included in this prospectus.

        The selected financial data set forth below does not indicate results expected for any future periods. The selected financial data is qualified in its entirety by, and should be read in conjunction with, our combined consolidated financial statements and accompanying notes thereto included in this prospectus and the unaudited pro forma condensed combined consolidated financial statements and accompanying notes thereto included in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," as acquisitions, dispositions, changes in accounting policies and other items may impact the comparability of the financial data.

	For the Nine Months Ended September 30,			For the Years Ended December 31,
	Pro Forma 2015	Historical 2015	Historical 2014	Pro Forma 2014	Historical 2014	Historical 2013	Historical 2012
	(in thousands, except per share amounts)
Operating Data
Rental income, net	$250,421	$237,100	$221,849	$342,350	$291,962	$287,794	$285,998
General, administrative and professional fees	25,500	21,499	18,314	34,000	22,412	22,552	18,643
Total expenses	162,121	128,934	104,021	203,705	137,523	117,107	117,769
Net income attributable to CCP	95,976	111,370	120,174	148,760	157,595	174,290	172,421
Net income attributable to CCP per common share
Basic	1.15	1.33	1.44	1.78
Diluted	1.15	1.33	1.44	1.78
Other Data
Net cash provided by operating activities		$206,041	$183,073		$255,082	$249,727	$251,556
Net cash used in investing activities		(498,506)	(21,579)		(28,977)	(4,505)	(21,899)
Net cash provided by (used in) financing activities		300,485	(160,965)		(225,848)	(249,800)	(231,240)
FFO attributable to CCP(1)	198,160	207,327	197,097	272,040	257,197	266,651	269,968
Normalized FFO attributable to CCP(1)	204,019	214,498	198,061	273,587	258,744	266,651	270,533

	As of September 30,	As of December 31,
	2015	2014	2013	2012
				(unaudited)
	(in thousands)
Balance Sheet Data
Real estate investments, at cost	$3,419,992	$2,793,819	$2,780,878	$2,760,989
Cash	10,444	2,424	2,167	6,745
Total assets	2,971,271	2,331,750	2,405,764	2,499,879
Total equity	1,234,312	2,123,079	2,191,300	2,265,524

(1)
For a discussion of FFO attributable to CCP and normalized FFO attributable to CCP, and a reconciliation of such measures to net income attributable to CCP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures." For a discussion of pro forma FFO attributable to CCP and pro forma normalized FFO attributable to CCP, and a reconciliation of such measures to net income attributable to CCP, see the unaudited pro forma condensed combined consolidated financial statements and accompanying notes thereto included in this prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This discussion includes forward-looking statements within the meaning of the federal securities laws. All statements regarding our or our tenants' or borrowers' expected future financial condition or performance, dividends or dividend plans, business strategies, acquisitions or other investment opportunities, dispositions, continued qualification as a REIT, and plans and objectives of management for future operations, and statements that include words such as "believe," "expect," "anticipate," "intend," "may," "could," "should," "will," and other similar expressions are forward-looking statements. These forward-looking statements are inherently uncertain, and actual results may differ from our expectations. Except as required by law, we do not undertake a duty to update these forward-looking statements, which speak only as of the date on which they are made. Our actual future results and trends may differ materially from expectations depending on a variety of factors discussed under the heading "Cautionary Note Regarding Forward-Looking Statements" herein.

Company Overview

        CCP is a recently formed Delaware corporation that was created to hold the SNF portfolio of Ventas and its subsidiaries operated by regional and local care providers.

        Effective as of 11:59 p.m. on August 17, 2015, Ventas completed its separation of the CCP Business by distributing one share of our common stock for every four shares of Ventas common stock held as of the close of business on August 10, 2015. As a result, we began operating as an independent public company and our common stock commenced trading on the NYSE under the symbol "CCP" as of August 18, 2015.

        Prior to our separation from Ventas, CCP was a wholly owned subsidiary of Ventas. Prior to or concurrently with the separation, Ventas engaged in certain reorganization transactions that were designed to consolidate the ownership of its interests in 355 properties and certain loans receivable that comprise the CCP Business and transfer such interests to us. For periods prior to the separation, references to "we," "us," or "our" refer to the CCP Business after giving effect to the transfer of the assets and liabilities from Ventas in connection with the separation.

        In connection with the separation, we entered into a separation and distribution agreement with Ventas, as well as a transition services agreement, a tax matters agreement and an employee matters agreement with Ventas contemplated by the separation and distribution agreement, to provide a framework for our ongoing relationship with Ventas. Under the transition services agreement, Ventas has agreed to provide us with various accounting, tax and information technology services on a transitional basis until August 31, 2016 in exchange for a fee of $2.5 million, payable in four quarterly installments. See "Our Relationship with Ventas."

        At the time of the separation and distribution, we had not conducted any business as a separate company and had no material assets or liabilities. We intend to elect to be treated as a REIT, and, therefore, subsequent to the distribution, we are operating in a manner consistent with a REIT with a diversified portfolio of SNFs and other healthcare properties located throughout the United States. The operations of the CCP Business transferred to us by Ventas are presented herein as if the transferred business was our business for all historical periods described and at the carrying value of such assets and liabilities reflected in Ventas's books and records.

        Subject to the limitation under the REIT asset test rules, we are permitted to own up to 100% of the stock of one or more TRSs. We have elected for one of our subsidiaries to be treated as a TRS, which is subject to federal, state and local income taxes.

        For periods prior to our separation from Ventas, the unaudited combined consolidated financial statements in this prospectus reflect Ventas's interest in 358 properties (including two properties that were not transferred to us as part of the separation, one property that was sold during the second quarter of 2015, one property that was sold on August 18, 2015 and five properties that were classified as held for sale as of August 18, 2015). For periods subsequent to our separation from Ventas, the unaudited combined consolidated financial statements in this prospectus reflect our interest in 362 properties (including 12 properties that were classified as held for sale as of September 30, 2015).

        For periods prior to our separation from Ventas, the combined consolidated financial statements have been prepared on a standalone basis and are derived from Ventas's consolidated financial statements and accounting records and reflect our financial position, results of operations and cash flows as the CCP Business was operated as part of Ventas prior to the distribution, in conformity with GAAP. For periods subsequent to our separation from Ventas, the combined consolidated financial statements reflect our financial position, results of operations and cash flows in conformity with GAAP.

        For periods prior to our separation from Ventas, our equity balance (net parent investment) in the combined consolidated financial statements represents the excess of total assets over total liabilities, including the intercompany balances between us and Ventas. Net parent investment is primarily impacted by contributions from Ventas, which are the result of treasury activities and net funding provided by or distributed to Ventas prior to the separation. For periods subsequent to our separation from Ventas, our equity balance in the combined consolidated financial statements represents our equity activity starting August 18, 2015.

        The following discussion provides information that management believes is relevant to an understanding and assessment of our combined consolidated financial condition and results of operations and our unaudited pro forma condensed combined consolidated financial statements and the notes thereto included in this prospectus. You should read this discussion in conjunction with our combined consolidated financial statements and our unaudited pro forma condensed combined consolidated financial statements and the notes thereto included in this prospectus.

Overview and Operating Environment

        We have a diversified portfolio of SNFs and other healthcare properties operated by private and regional care providers and located throughout the United States. As of September 30, 2015, this portfolio included 100% ownership interests in 356 properties (including 12 properties that were classified as held for sale) and controlling joint venture interests in six properties.

        We operate through one reportable business segment: triple-net leased properties. We primarily generate our revenues by leasing our properties to third-party operators under triple-net leases, pursuant to which the tenants are obligated to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures. In addition, we originate and manage a small portfolio of secured and unsecured loans, made primarily to our SNF operators and other post-acute care providers.

2015 Highlights and Recent Developments

  •
  In January 2015, Ventas completed the acquisition of HCT in a stock and cash transaction, which included 14 SNFs, two specialty hospitals and four seniors housing properties that were transferred to us in connection with the separation. Also in January 2015, Ventas completed the acquisition of 12 SNFs for an aggregate purchase price of $234.9 million, all of which were transferred to us in connection with the separation.

  •
  In August 2015, we completed our previously disclosed acquisition of a specialty healthcare and seniors housing valuation firm in exchange for the issuance of 339,602 shares of our common stock, subject to a potential post-closing issuance of additional shares.

  •
  Also in August 2015, we entered into the Credit Agreement, comprised of the Revolver and the $600 and $800 million Term Loans. See "Liquidity and Capital Resources—Unsecured Revolving Credit Facility and Term Loans" and "Description of Indebtedness." Pursuant to the separation and distribution agreement with Ventas, we transferred approximately $1.3 billion of the proceeds from borrowings under the Term Loans to Ventas.

  •
  On August 17, 2015, Ventas completed its separation of the CCP Business by distributing one share of our common stock for every four shares of Ventas common stock held as of the close of business on August 10, 2015. As a result, we began operating as an independent public company and our common stock commenced trading on the NYSE under the symbol "CCP" as of August 18, 2015.

  •
  In August 2015, we sold one SNF for proceeds of $1.5 million.

  •
  On September 1, 2015, we completed the acquisition of eight properties (seven SNFs and one campus with both skilled nursing and assisted living facilities) and simultaneously entered into a long-term master lease with SCC to operate the acquired portfolio. We purchased the assets for approximately $190 million in cash and made a $20 million five-year, fully amortizing loan to SCC, resulting in a total transaction value of approximately $210 million.

  •
  On September 30, 2015, we paid a full third quarter cash dividend in the amount of $0.57 per share to the holders of record of our common stock as of September 14, 2015. On December 31, 2015, we paid a fourth quarter cash dividend in the amount of $0.57 per share to holders of record of our common stock as of December 21, 2015.

  •
  Subsequent to September 30, 2015, we sold two SNFs, which were classified as held for sale, for aggregate net proceeds of $1.3 million.

  •
  On December 1, 2015, Signature acquired the operations of 18 SNFs owned by us from Elmcroft. In connection with the acquisition, we funded a total of $9 million to Signature, of which $8 million was added to the lease basis at an 8.5% return and $1 million was a four-year fully amortizing loan. We entered into a new master lease with Signature to operate the properties at the existing Elmcroft rent plus the additional rent described above.

Recent Developments Regarding Government Regulation

        On July 16, 2015, CMS published a proposed rule that would revise the requirements that long-term care facilities, including long-term acute care hospitals and SNFs, must meet to participate in the Medicare and Medicaid programs. The proposed rule outlines new quality and ethics requirements for facilities participating in Medicare and Medicaid, including, among other things, requirements for training staff, comprehensive person-centered care planning and the addition of behavioral health requirements. If the provisions in the proposed rule are finalized, they would require SNFs to: allow residents to choose their own roommates; offer visitation periods; limit bedrooms to no more than two residents; include a toilet, sink and shower in each room; and accommodate residents' food allergies and religious and cultural preferences. This is a proposed rule and is not final. We are currently analyzing the financial implications of this proposed rule on our operators. The comment period was extended until October 14, 2015, and we cannot assure you that the final rule issued by CMS will not materially adversely affect our operators, which, in turn, could have a Material Adverse Effect.

Medicare Reimbursement: SNFs

        On August 4, 2015, CMS published its final rule updating the prospective payment system for SNFs ("SNF PPS") for the 2016 fiscal year (October 1, 2015 through September 30, 2016). Under the final rule, the SNF PPS standard federal payment rate would increase by 1.2% in fiscal year 2016, reflecting a 2.3% increase in the market basket index, less a 0.5% productivity adjustment and a 0.6%

forecast error adjustment mandated by the Affordable Care Act. CMS estimates that net payments to SNFs as a result of the final rule will increase by approximately $430 million in fiscal year 2016. On October 5, 2015, CMS published a correction to the final rule correcting the calculations of certain wage rates in selected areas for SNFs and typographical errors. The overall rate increase of 1.2% remains unchanged.

        We regularly assess the financial implications of CMS's rules and other federal legislation on the operators of our SNFs, but we cannot assure you that current rules or future updates to SNF PPS or Medicare reimbursement for SNFs will not materially adversely affect our operators, which, in turn, could have a Material Adverse Effect.

State Medicaid Reimbursement: Texas

        In August 2015, CMS and the THHC began a three-year federal/state partnership to better serve Dual Eligible individuals. THHC entered into agreements with several MMPs with the following goals: minimize cost sharing; align incentives; streamline the process for providers; and improve the quality of care. The program, which commenced in August 2015, covers Dual Eligible individuals located in six of Texas' most populous counties, and two to three MMPs are assigned to each county. Eligible individuals will be passively enrolled and assigned to an MMP, unless they opt out.

        Notably, under the terms of the agreements with the MMPs, skilled nursing services may be provided without a preceding stay in an acute care hospital as long as the stay was authorized by the MMP prior to the stay and the care is clinically appropriate. In addition, patients can be moved from Medicaid to Medicare without sending the patient to an acute care hospital. Potential risks of this program, however, are disruptions in reimbursement payments, complex billing procedures, greater negotiation of service rates that currently mirror RUGs levels and reduced length of stays for skilled nursing services over time.

        While we regularly assess the ability of our operators in Texas and elsewhere to be able to operate profitably under these and other new rules, we cannot assure you that the current rules or future changes to state Medicaid programs will not materially adversely affect our operators in Texas, which, in turn, could have a Material Adverse Effect.

Critical Accounting Policies and Estimates

        Our historical combined consolidated financial statements included herein have been prepared in accordance with GAAP set forth in the Accounting Standards Codification ("ASC"), as published by the Financial Accounting Standards Board ("FASB"). GAAP requires us to make estimates and assumptions regarding future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We base these estimates on our experience and assumptions we believe to be reasonable under the circumstances. However, if our judgment or interpretation of the facts and circumstances relating to various transactions or other matters had been different, we may have applied a different accounting treatment, resulting in a different presentation of our financial statements. We periodically reevaluate our estimates and assumptions, and in the event they prove to be different from actual results, we make adjustments in subsequent periods to reflect more current estimates and assumptions about matters that are inherently uncertain. We believe that the critical accounting policies described below, among others, affect our more significant estimates and judgments used in the preparation of our financial statements. For more information regarding our critical accounting policies, see "Note 2—Accounting Policies" of the Notes to Combined Consolidated Financial Statements included in this prospectus.

Principles of Combination and Consolidation and Basis of Presentation

        For periods prior to our separation from Ventas, the accompanying unaudited combined consolidated financial statements of the CCP Business do not represent the financial position and results of operations of a legal entity, but rather a combination of entities under common control that have been "carved out" of Ventas's consolidated financial statements and reflect significant assumptions and allocations. All intercompany transactions and balances have been eliminated in consolidation, and our net income is reduced by the portion of net earnings income to noncontrolling interests.

        For periods prior to our separation from Ventas, the combined consolidated financial statements include the attribution of certain asset and liabilities that were historically held at the Ventas corporate level, but which were specifically identifiable or attributable to us. All transactions between us and Ventas were considered to be effectively settled in the combined consolidated financial statements at the time the transaction was recorded. The total net effect of the settlement of these intercompany transactions is reflected as net contribution from or distribution to parent in the combined consolidated statements of cash flows as a financing activity and in the combined consolidated balance sheets as net parent investment. No other related party transactions or relationships are reflected in the combined consolidated financial statements.

        For periods prior to our separation from Ventas, the combined consolidated financial statements include an allocation of expenses related to certain Ventas corporate functions, including executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. These expenses have been allocated to us based on direct usage or benefit where specifically identifiable, with the remainder allocated pro rata primarily on the basis of revenue, headcount or other measures. We consider the expense methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for those periods. We believe that the assumptions and estimates used in preparation of the underlying combined consolidated financial statements are reasonable. However, the combined consolidated financial statements herein do not necessarily reflect what our financial position, results of operations or cash flows would have been if we had been a standalone company during the full periods presented, nor are they necessarily indicative of our future results of operations, financial position or cash flows.

        For periods subsequent to our separation from Ventas, the accompanying consolidated financial statements include our accounts and the accounts of our wholly owned subsidiaries and the joint venture entities over which we exercise control. All intercompany transactions and balances have been eliminated in consolidation, and our net income is reduced by the portion of net income attributable to noncontrolling interests.

Impairment of Long-Lived and Intangible Assets and Goodwill

        We periodically evaluate our long-lived assets, primarily consisting of investments in real estate, for impairment indicators. If indicators of impairment are present, we evaluate the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying operations. In performing this evaluation, we consider market conditions and our current intentions with respect to the retention or disposition of the asset. We adjust the net book value of leased properties and other long-lived assets to fair value if the sum of the expected future undiscounted cash flows, including sales proceeds, is less than book value. We recognize any shortfall from carrying value as an impairment loss in the current period.

        If impairment indicators arise with respect to intangible assets with finite useful lives, we evaluate impairment by comparing the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, then we estimate the fair value of the asset and compare the estimated fair value to the intangible asset's carrying value. We recognize any shortfall from carrying value as an impairment loss in the current period.

        We test goodwill for impairment at least annually, and more frequently if indicators arise. We first assess qualitative factors, such as current macroeconomic conditions, state of the equity and capital markets and our overall financial and operating performance, to determine the likelihood that the fair value of the reporting unit is less than its carrying amount. If we determine it is more likely than not that the fair value of the reporting unit is less than its carrying amount, we proceed with the two-step approach to evaluating impairment. First, we estimate the fair value of the reporting unit and compare it to the reporting unit's carrying value. If the carrying value exceeds fair value, we proceed with the second step, which requires us to assign the fair value of the reporting unit to all of the assets and liabilities of the reporting unit as if it had been acquired in a business combination at the date of the impairment test. The excess fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied value of goodwill and is used to determine the amount of impairment. We recognize an impairment loss to the extent the carrying value of goodwill exceeds the implied value in the current period.

        Estimates of fair value used in our evaluation of goodwill, investments in real estate and intangible assets are based upon discounted future cash flow projections or other acceptable valuation techniques that are based, in turn, upon level three inputs in the fair value hierarchy, such as revenue and expense growth rates, capitalization rates, discount rates or other available market data. Our ability to accurately predict future operating results and cash flows and to estimate and allocate fair values impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results.

Revenue Recognition

  Triple-Net Leased Properties

        Certain of our triple-net leases provide for periodic and determinable increases in base rent. We recognize base rental revenues under these leases on a straight-line basis over the applicable lease term when collectibility is reasonably assured. Recognizing rental income on a straight-line basis generally results in recognized revenues during the first half of a lease term exceeding the cash amounts contractually due from our tenants, creating a straight-line rent receivable that is included in other assets on our combined consolidated balance sheets.

        Our remaining leases provide for periodic increases in base rent only if certain revenue parameters or other substantive contingencies are met. We recognize the increased rental revenue under these leases as the related parameters or contingencies are met, rather than on a straight-line basis over the applicable lease term.

        We recognize income from rent, lease termination fees and all other income when all of the following criteria are met in accordance with SEC Staff Accounting Bulletin 104: (i) the applicable agreement has been fully executed and delivered; (ii) services have been rendered; (iii) the amount is fixed or determinable; and (iv) collectibility is reasonably assured.

  Allowances

        We assess our rent receivables, including straight-line rent receivables, to determine whether an allowance is appropriate. We base our assessment of rent receivables (other than straight-line rent receivables) on several factors, including, among other things, payment history, the financial strength of the tenant and any guarantors, the value of the underlying collateral, if any, and current economic conditions, including government reimbursement. If our evaluation of these factors indicates it is probable that we may not be able to recover the full value of the receivable, we provide an allowance against the portion of the receivable that we estimate may not be recovered. We also base our assessment of straight-line rent receivables on several factors, including, among other things, the financial strength of the tenant and any guarantors, the historical operations and operating trends of the property, the historical payment pattern of the tenant and the type of property. If our evaluation of these factors indicates it is probable that we may not be able to receive the rent payments due in the future, we provide a reserve against the recognized straight-line rent receivable asset for the portion, up to its full value, that we estimate may not be recovered. If we change our assumptions or estimates regarding the collectibility of future rent payments required by a lease, we may adjust the allowance to increase or reduce the rental revenue recognized in the period we make such change in our assumptions or estimates.

  Loans

        We recognize interest income from loans, including discounts and premiums, using the effective interest method when collectibility is reasonably assured. We apply the effective interest method on a loan-by-loan basis and recognize discounts and premiums as yield adjustments over the related loan term. We recognize interest income on an impaired loan to the extent our estimate of the fair value of the collateral is sufficient to support the balance of the loan, other receivables and all related accrued interest. When the balance of the loan, other receivables and all related accrued interest is equal to or less than our estimate of the fair value of the collateral, we recognize interest income on a cash basis. We provide a reserve against an impaired loan to the extent our total investment in the loan exceeds our estimate of the fair value of the loan collateral.

Federal Income Tax

        Ventas elected to be treated as a REIT under the applicable provisions of Code for every year beginning with the year ended December 31, 1999. Accordingly, with respect to periods prior to our separation from Ventas, Ventas generally was not subject to federal income tax. We intend to elect to be treated as a REIT under the applicable provisions of the Code, beginning with the year ended December 31, 2015.

Recently Issued or Adopted Relevant Accounting Standards

        In 2014, the FASB also issued ASU No. 2014-09, Revenue From Contracts With Customers ("ASU 2014-09"), which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASU 2014-09 states that "an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services." While ASU 2014-09 specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. In July 2015, the FASB provided for a one-year deferral of the effective date for ASU 2014-09, which is now effective for us beginning January 1, 2018. We are continuing to evaluate this guidance; however, we do not expect its adoption to have a significant impact on our combined consolidated financial statements, as substantially all of our revenue consists of rental income from leasing arrangements, which are specifically excluded from ASU 2014-09.

        In 2015, the FASB ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis ("ASU 2015-02"), which makes certain changes to both the variable interest model and the voting model including changes to (1) the identification of variable interests (fees paid to a decision maker or service provider), (2) the variable interest entity characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. ASU 2015-02 is effective for us beginning January 1, 2016. We are continuing to evaluate this guidance; however, we do not expect its adoption to have a significant impact on our combined consolidated financial statements.

        In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented in the balance sheet as a direct reduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. We elected to adopt this new guidance as of August 18, 2015. As a result, our term loans and other debt is presented net of $19.6 million of debt issuance costs.

        In addition, Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of the benefits of this extended transition period and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. This election is irrevocable.

Components of Revenues and Expenses Following the Separation

Rental Income, Net

        Following the separation and distribution, our revenues are primarily attributable to rental income earned in connection with the leasing of our SNFs and other healthcare properties to third-party operators pursuant to triple-net leases. We generally do not expect to incur direct operating expenses in connection with these triple-net leases, as they obligate the tenant to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures. However, from time to time, we may enter into agreements with our tenants to pay certain capital expenditures.

        Our revenues generally consist of fixed rental amounts (subject to annual contractual escalations) received from our tenants in accordance with the applicable lease terms and do not vary based on the underlying operating performance of the properties. Therefore, while occupancy rates may affect the profitability of our tenants' operations, they do not have a direct impact on our revenues or financial results.

        The following table sets forth average continuing occupancy rates related to the properties we owned at September 30, 2015 for the second quarter of 2015 (which is the most recent information available to us from our tenants).

	Number of Properties Owned at September 30, 2015(1)	Average Occupancy For the Three Months Ended June 30, 2015(1)
SNFs	312	77.9%
Specialty hospitals and healthcare assets	16	84.3
Seniors housing communities and campuses	14	80.3

(1)
Excludes properties classified as held for sale as of September 30, 2015 and certain properties for which we do not receive occupancy information.

        The occupancy data included in the table above has been obtained from third-party operators who may perform such computations using different methodologies and/or on an inconsistent basis from period to period. Furthermore, the occupancy data in the table above is based on licensed beds, which may be different from beds in operation at any point in time, and therefore generally lower. While we have no reason to believe that the information we receive from our operators is inaccurate in any material respect, we cannot and do not verify this information either through an independent investigation or otherwise.

Real Estate Services Fee Income

        This item represents the real estate services fee income associated with the operations of the specialty valuation firm we acquired in August 2015.

Interest Expense

        Commencing August 17, 2015, we incur interest expense in connection with borrowings under our Credit Agreement and amortize debt issuance costs related to our indebtedness. Borrowings under the Facility bear interest at a fluctuating rate per annum equal to LIBOR plus an applicable margin based on our leverage or, if applicable, unsecured long-term debt ratings. At closing of the Facility, borrowings were based on our leverage and the applicable margin was 1.70% for Revolver borrowings and 1.60% for Term Loan borrowings. As of September 30, 2015, borrowings were based on our unsecured long-term debt ratings and the applicable margin was 1.30% for Revolver borrowings and 1.50% for Term Loan borrowings. Interest expense is inclusive of our interest costs, as well as amortization of our debt issuance costs.

General, Administrative and Professional Fees

        For periods prior to our separation from Ventas, the combined consolidated financial statements included herein reflect our operating results and financial position as we were operated by Ventas, rather than as an independent company. We expect to incur additional expenses to operate as an independent company, including costs for various corporate headquarters functions and incremental costs to operate a standalone support services infrastructure.

        In connection with the separation and distribution, we entered into a transition services agreement with Ventas pursuant to which Ventas has agreed to provide certain corporate support services for us on a transitional basis until August 31, 2016, for a fee of $2.5 million, payable in four quarterly installments. The services being provided under the transition services agreement are services that we have historically received from Ventas and will allow us to operate independently prior to establishing a standalone support services infrastructure.

        Commencing August 18, 2015, our general administrative and professional fee expenses are direct expenses attributable to our operations. These expenses also include costs incurred under the transition services agreement with Ventas and the general, administrative and professional fee expenses incurred by our specialty valuation firm subsidiary. During the transition period, we expect to incur non-recurring expenses to expand our infrastructure, some of which may be redundant with costs incurred under the transition services agreement with Ventas.

Results of Historical Operations

Three Months Ended September 30, 2015 and 2014

        The table below shows our results of operations for the three months ended September 30, 2015 and 2014 and the effect of changes in those results from period to period on our net income attributable to CCP.

	For the Three Months Ended September 30,		Increase (Decrease) to Net Income
	2015	2014	$	%
	(Dollars in thousands)
Revenues:
Rental income, net	$80,595	$72,421	$8,174	11.3%
Income from investments in direct financing leases and loans	955	856	99	11.6
Real estate services fee income	763	—	763	nm
Interest and other income	4	1	3	nm

Total revenues	82,317	73,278	9,039	12.3
Expenses:
Interest	4,090	—	(4,090)	nm
Depreciation and amortization	31,502	27,880	(3,622)	(13.0)
General, administrative and professional fees	9,216	5,712	(3,504)	(61.3)
Merger-related expenses and deal costs	991	561	(430)	(76.6)
Other	158	5,815	5,657	97.3

Total expenses	45,957	39,968	(5,989)	(15.0)
Income before income taxes, real estate dispositions and noncontrolling interests	36,360	33,310	3,050	9.2
Income tax expense	(1,024)	—	(1,024)	nm
Gain (loss) on real estate dispositions	856	(61)	917	nm

Net income	36,192	33,249	2,943	8.9
Net income attributable to noncontrolling interests	26	47	21	44.7

Net income attributable to CCP	$36,166	$33,202	2,964	8.9

nm—not meaningful

  Rental Income, Net

        Rental income increased during the three months ended September 30, 2015 over the prior year primarily due to rent attributable to properties acquired by Ventas in January 2015 that were transferred to us as part of the separation, rent attributable to our September 1, 2015 acquisition of eight properties and contractual rent escalations pursuant to the terms of our existing leases, partially offset by the re-establishment of market rent levels for certain properties that we re-leased to new operators during 2014 and 2015 as a result of the re-leasing and rent reallocation process described below.

        The following table compares results of continuing operations for our 317 same-store properties. Throughout this discussion, "same-store" refers to properties that we owned for the full period in both comparison periods.

	For the Three Months Ended September 30,		Increase (Decrease) to Rental Income, Net
	2015	2014	$	%
	(Dollars in thousands)
Rental income	$71,184	$72,506	$(1,322)	(1.8)%

        Same-store rental income decreased during the three months ended September 30, 2015 over the prior year primarily as a result of the proactive process undertaken to re-lease to new operators certain properties whose leases with the former operator were scheduled to expire in 2014, partially offset by contractual rent escalations pursuant to the terms of our existing leases. This re-leasing process was the result of a negotiated transaction that occurred upon a renewal transaction executed by Ventas. The process reflects a reallocation of rents, which resulted in rental increases for several properties that were retained by Ventas and rental decreases for a sizeable number of properties that were transferred to us. In the course of the re-leasing process, we acquired a significant number of new tenant relationships and effectively re-established market rental levels for the transitioned properties based on the expected future cash flows at those properties. Excluding these re-leased assets, same-store rental income increased in 2015.

  Real Estate Services Fee Income

        This item represents the real estate services fee income associated with the operations of the specialty valuation firm we acquired in August 2015.

  Interest

        This item represents the interest expense and amortization of debt issuance costs incurred in connection with borrowings under our Credit Agreement.

  Depreciation and Amortization

        Depreciation and amortization expense increased during the three months ended September 30, 2015 compared to the same period in 2014 primarily due to the properties acquired during 2015. In addition, we recognized a $3.8 million impairment on real estate assets during the three months ended September 30, 2015, compared to $4.3 million during the same period in 2014.

  General, Administrative and Professional Fees

        General, administrative and professional fees for the three months ended September 30, 2014 and the period from July 1, 2015 through August 17, 2015 represent an allocation of expenses related to certain Ventas corporate functions, including executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. Commencing August 18, 2015, our general and administrative and professional fee expenses are direct expenses attributable to our operations, including expenses incurred by our specialty valuation firm subsidiary in the amount of $0.7 million. The period subsequent to our separation from Ventas also includes one-time costs of $0.3 million associated with debt rating agency fees, $0.5 million of stock-based compensation expense associated with the one-time conversion of outstanding Ventas equity awards to awards in respect of our common stock, and $0.3 million of expenses under the transition services agreement with Ventas.

  Merger-Related Expenses and Deal Costs

        Merger-related expenses and deal costs for both periods consist of transition, integration, deal and severance-related expenses primarily related to consummated transactions. The increase for the three months ended September 30, 2015 over the prior year is primarily due to costs incurred in connection with our September 1, 2015 acquisition of eight properties.

  Other

        Other consists primarily of certain unreimbursable expenses related to our triple-net leased portfolio.

  Gain on Real Estate Dispositions

        This item represents the gain on the sale of one SNF in August 2015.

Nine Months Ended September 30, 2015 and 2014

        The table below shows our results of operations for the nine months ended September 30, 2015 and 2014 and the effect of changes in those results from period to period on our net income attributable to CCP.

	For the Nine Months Ended September 30,		Increase (Decrease) to Net Income
	2015	2014	$	%
	(Dollars in thousands)
Revenues:
Rental income, net	$237,100	$221,849	$15,251	6.9%
Income from investments in direct financing leases and loans	2,680	2,542	138	5.4
Real estate services fee income	763	—	763	nm
Interest and other income	67	2	65	nm

Total revenues	240,610	224,393	16,217	7.2
Expenses:
Interest	4,075	—	(4,075)	nm
Depreciation and amortization	97,336	77,492	(19,844)	(25.6)
General, administrative and professional fees	21,499	18,314	(3,185)	(17.4)
Merger-related expenses and deal costs	4,746	964	(3,782)	nm
Other	1,278	7,251	5,973	82.4

Total expenses	128,934	104,021	(24,913)	(23.9)
Income before income taxes, real estate dispositions and noncontrolling interests	111,676	120,372	(8,696)	(7.2)
Income tax expense	(1,024)	—	(1,024)	nm
Gain (loss) on real estate dispositions	856	(61)	917	nm

Net income	111,508	120,311	(8,803)	(7.3)
Net income attributable to noncontrolling interests	138	137	(1)	(0.7)

Net income attributable to CCP	$111,370	$120,174	(8,804)	(7.3)

nm—not meaningful

  Rental Income, Net

        Rental income increased during the nine months ended September 30, 2015 over the prior year primarily due to rent attributable to properties acquired by Ventas in January 2015 that were transferred to us as part of the separation, rent attributable to our September 1, 2015 acquisition of eight properties and contractual rent escalations pursuant to the terms of our existing leases, partially offset by the re-establishment of market rent levels for certain properties that we re-leased to new operators during 2014 and 2015 as a result of the re-leasing and rent reallocation process described above.

        The following table compares results of continuing operations for our 317 same-store properties.

	For the Nine Months Ended September 30,		Increase (Decrease) to Rental Income, Net
	2015	2014	$	%
	(Dollars in thousands)
Rental income	$212,567	$222,854	$(10,287)	(4.6)%

        Same-store rental income decreased during the nine months ended September 30, 2015 over the prior year primarily as a result of the re-leasing and rent reallocation process described above, partially offset by contractual rent escalations pursuant to the terms of our existing leases.

  Real Estate Services Fee Income

        This item represents the real estate services fee income associated with the operations of our specialty valuation firm.

  Interest

        This item represents the interest expense and amortization of debt issuance costs incurred in connection with borrowings under our Credit Agreement.

  Depreciation and Amortization

        Depreciation and amortization expense increased during the nine months ended September 30, 2015 compared to the same period in 2014 primarily due to the properties acquired during 2015. In addition, we recognized $16.7 million of impairments on real estate assets during the nine months ended September 30, 2015, compared to $8.8 million during the same period in 2014.

  General, Administrative and Professional Fees

        General, administrative and professional fees for the nine months ended September 30, 2014 and the period from July 1, 2015 through August 17, 2015 represent an allocation of expenses related to certain Ventas corporate functions, including executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. Commencing August 18, 2015, our general and administrative and professional fee expenses are direct expenses attributable to our operations, including expenses incurred by our specialty valuation firm subsidiary in the amount of $0.7 million. The period subsequent to our separation from Ventas also includes one-time costs of $0.3 million associated with debt rating agency fees, $0.5 million of stock-based compensation expense associated with the one-time conversion of outstanding Ventas equity awards to awards in respect of our common stock, and $0.3 million of expenses under the transition services agreement with Ventas.

  Merger-Related Expenses and Deal Costs

        Merger-related expenses and deal costs for both periods consist of transition, integration, deal and severance-related expenses primarily related to consummated transactions. The increase for the nine months ended September 30, 2015 over the prior year is primarily due to costs allocated to us in connection with the HCT acquisition and costs incurred in connection with our September 1, 2015 acquisition of eight properties.

  Other

        Other consists primarily of certain unreimbursable expenses related to our triple-net leased portfolio.

  Gain on Real Estate Dispositions

        This item primarily represents the gain on the sale of one SNF in August 2015.

Years Ended December 31, 2014 and 2013

        The table below shows the results of operations for the CCP Business for the years ended December 31, 2014 and 2013 and the effect of changes in those results from period to period on our net income attributable to CCP.

	For the Year Ended December 31,		Increase (Decrease) to Net Income
	2014	2013	$	%
	(Dollars in thousands)
Revenues:
Rental income, net	$291,962	$287,794	$4,168	1.4%
Income from investments in direct financing leases and loans	3,400	3,813	(413)	(10.8)
Interest and other income	2	25	(23)	(92.0)

Total revenues	295,364	291,632	3,732	1.3
Expenses:
Depreciation and amortization	100,381	93,187	(7,194)	(7.7)
General, administrative and professional fees	22,412	22,552	140	0.6
Merger-related expenses and deal costs	1,547	—	(1,547)	nm
Other	13,183	1,368	(11,815)	nm

Total expenses	137,523	117,107	(20,416)	(17.4)

Income before real estate dispositions and noncontrolling interest	157,841	174,525	(16,684)	(9.6)
Loss on real estate dispositions	(61)	(15)	(46)	nm

Net income	157,780	174,510	(16,730)	(9.6)
Net income attributable to noncontrolling interest	185	220	35	15.9

Net income attributable to CCP	$157,595	$174,290	(16,695)	(9.6)

nm—not meaningful

  Rental Income, Net

        Rental income increased in 2014 over the prior year primarily due to contractual escalations in rent pursuant to the terms of our leases, and net increases in base and other rent under certain of our leases.

        The following table compares results of continuing operations for our 321 same-store properties.

	For the Year Ended December 31,		Increase (Decrease) to Rental Income, Net
	2014	2013	$	%
	(Dollars in thousands)
Rental income	$290,582	$286,136	$4,446	1.6%

  Income from Investments in Direct Financing Leases and Loans

        Income from investments in direct financing leases and loans decreased in 2014 over the prior year due primarily to the final repayment of two secured loans receivable in 2013.

  Depreciation and Amortization

        Depreciation and amortization expense increased in 2014 primarily due to real estate impairments recorded in 2014.

  Merger-Related Expenses and Deal Costs

        Merger-related expenses and deal costs in 2014 consist of transition, integration, deal and severance-related expenses primarily related to consummated transactions. No similar transactions occurred in 2013.

  Other

        Other consists primarily of certain unreimbursable expenses related to our triple-net leased portfolio. In 2014, this includes a $10.0 million payment made in relation to the transfer of certain properties to a replacement operator.

Years Ended December 31, 2013 and 2012

        The table below shows the CCP Business results of operations for the years ended December 31, 2013 and 2012 and the effect of changes in those results from period to period on our net income attributable to CCP.

	For the Year Ended December 31,		Increase (Decrease) to Net Income
	2013	2012	$	%
	(Dollars in thousands)
Revenues:
Rental income, net	$287,794	$285,998	$1,796	0.6%
Income from investments in direct financing leases and loans	3,813	4,516	(703)	(15.6)
Interest and other income	25	23	2	8.7

Total revenues	291,632	290,537	1,095	0.4
Depreciation and amortization	93,187	98,374	5,187	5.3
General, administrative and professional fees	22,552	18,643	(3,909)	(21.0)
Merger-related expenses and deal costs	—	565	565	nm
Other	1,368	187	(1,181)	nm

Total expenses	117,107	117,769	662	0.6

Income before real estate dispositions and noncontrolling interest	174,525	172,768	1,757	1.0
Loss on real estate dispositions	(15)	(28)	13	46.4

Net income	174,510	172,740	1,770	1.0
Net income attributable to noncontrolling interest, net of tax	220	319	99	31.0

Net income attributable to CCP	$174,290	$172,421	1,869	1.1

nm—not meaningful

  Rental Income, Net

        Rental income increased in 2013 over the prior year primarily due to contractual rent escalations pursuant to the terms of our leases, as well as increases in base and other rent under certain of our existing triple-net leases.

        The following table compares results of continuing operations for our 323 same-store properties.

	For the Year Ended December 31,		Increase (Decrease) to Rental Income, Net
	2013	2012	$	%
	(Dollars in thousands)
Rental income	$284,936	$284,005	$931	0.3%

  Income from Investments in Direct Financing Leases and Loans

        Income from investments in direct financing leases and loans decreased in 2013 over the prior year due primarily to the final repayment of two secured loans receivable in 2013, one of which occurred early in the year.

  General, Administrative and Professional Fees

        General, administrative and professional fees increased in 2013 primarily due to organizational growth.

  Merger-Related Expenses and Deal Costs

        Merger-related expenses and deal costs in 2012 consist of transition and integration expenses related to consummated transactions and deal costs. No similar transactions occurred in 2013.

  Other

        Other primarily includes certain unreimbursable expenses related to our triple-net leased portfolio.

Non-GAAP Financial Measures

        We believe that net income, as defined by GAAP, is the most appropriate earnings measurement. However, we consider certain non-GAAP financial measures to be useful supplemental measures of our operating performance. A non-GAAP financial measure is a measure of historical or future financial performance, financial position or cash flows that excludes or includes amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP. Described below are the non-GAAP financial measures used by management to evaluate our operating performance and that we consider most useful to investors, together with reconciliations of these measures to the most directly comparable GAAP measures.

        The non-GAAP financial measures we present herein may not be comparable to those presented by other real estate companies due to the fact that not all real estate companies use the same definitions. You should not consider these measures as alternatives to net income (determined in accordance with GAAP) as indicators of our financial performance or as alternatives to cash flow from operating activities (determined in accordance with GAAP) as measures of our liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. In order to facilitate a clear understanding of our combined consolidated historical operating results, you should examine these measures in conjunction with net income as presented in our combined consolidated financial statements and other financial data included elsewhere in this prospectus.

Funds From Operations, Normalized Funds From Operations and Funds Available for Distribution

        Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. However, since real estate values historically have risen or fallen with market conditions, many industry investors deem presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For that reason, we consider FFO, normalized FFO and FAD to be appropriate measures of operating performance of an equity REIT. In particular, we believe that normalized FFO is useful because it allows investors, analysts and our management to compare our operating performance to the operating performance of other real estate companies and between periods on a consistent basis without having to account for differences caused by unanticipated items and other events such as transactions and litigation.

        We use the National Association of Real Estate Investment Trusts ("NAREIT") definition of FFO. NAREIT defines FFO as net income attributable to CCP (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property and impairment write-downs of depreciable real estate, plus real estate depreciation and amortization, and after adjustments for joint ventures. Adjustments for joint ventures will be calculated to reflect FFO on the same basis. We define normalized FFO as FFO excluding income taxes, stock-based compensation expense associated with the spin-related conversion of awards, transition services fee, merger-related expenses, deal costs and amortization of other intangibles (which may be recurring in nature). FAD represents normalized FFO excluding amortization of above and below market lease intangibles, accretion of direct financing lease, other amortization, straight-line rental adjustments, non-revenue enhancing capital expenditures and stock-based compensation, but including merger-related expenses and deal costs.

        The following table is a reconciliation of FFO attributable to CCP, normalized FFO attributable to CCP and FAD attributable to CCP to net income attributable to CCP:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2015	2014	2014	2013	2012
	(In thousands)
Net income attributable to CCP	$111,370	$120,174	$157,595	$174,290	$172,421
Adjustments:
Real estate depreciation and amortization	97,015	77,183	99,968	92,817	98,092
Real estate depreciation related to noncontrolling interest	(202)	(321)	(427)	(471)	(573)
(Gain) loss on real estate dispositions	(856)	61	61	15	28

FFO attributable to CCP	207,327	197,097	257,197	266,651	269,968
Adjustments:
Income tax expense	1,024	—	—	—	—
Stock-based compensation expense associated with spin-related conversion of awards	542	—	—	—	—
Transition services fee expense	293	—	—	—	—
Merger-related expenses and deal costs	4,746	964	1,547	—	565
Initial debt rating agency costs	477	—	—	—	—
Amortization of other intangibles	89	—	—	—	—

Normalized FFO attributable to CCP	214,498	198,061	258,744	266,651	270,533
Amortization of above and below market lease intangibles, net	(6,835)	(8,770)	(11,184)	(10,978)	(9,227)
Accretion of direct financing lease	(996)	(890)	(1,207)	(1,078)	(1,140)
Other amortization	(102)	118	36	(37)	(120)
Straight-lining of rental income, net	(125)	(242)	(294)	(252)	(104)
Capital expenditures(1)	(13,653)	(5,616)	(8,529)	(3,253)	—
Stock-based compensation	1,799	—	—	—	—
Merger-related expenses and deal costs	(4,746)	(964)	(1,547)	—	(565)

FAD attributable to CCP	$189,840	$181,697	$236,019	$251,053	$259,377

(1)
Capital expenditures for the nine months ended September 30, 2015 and the year ended December 31, 2014 include amounts related to properties that transitioned operators during 2014 and 2015 and, as a result, were significantly higher than historical levels.

Adjusted EBITDA

        We consider Adjusted EBITDA an important supplemental measure to net income because it provides an additional manner in which to evaluate our operating performance. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, excluding stock-based compensation, merger-related expenses and deal costs, gains (or losses) from sales of real estate property, transition services fee expenses and initial debt rating agency costs. The following table sets forth a reconciliation of our Adjusted EBITDA to net income for the periods presented:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2015	2014	2014	2013	2012
	(In thousands)
Net income	$111,508	$120,311	$157,780	$174,510	$172,740
Adjustments:
Interest	4,075	—	—	—	—
Income tax expense	1,024	—	—	—	—
Depreciation and amortization	97,336	77,492	100,381	93,187	98,374
Stock-based compensation	2,341	—	—	—	—
Merger-related expenses and deal costs	4,746	964	1,547	—	565
(Gain) Loss on real estate dispositions	(856)	61	61	15	28
Transition services fee expense	293	—	—	—	—
Initial debt rating agency costs	477	—	—	—	—

Adjusted EBITDA	$220,944	$198,828	$259,769	$267,712	$271,707

NOI

        We also consider NOI an important supplemental measure to net income because it enables investors, analysts and our management to assess our unlevered property-level operating results and to compare our operating results with the operating results of other real estate companies and between periods on a consistent basis. We define NOI as total revenues, less interest and other income. Cash receipts may differ due to straight-line recognition of certain rental income and the application of other GAAP policies. The following table sets forth a reconciliation of our NOI to net income for the periods presented:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2015	2014	2014	2013	2012
	(In thousands)
Net income	$111,508	$120,311	$157,780	$174,510	$172,740
Adjustments:
Interest and other income	(67)	(2)	(2)	(25)	(23)
Interest	4,075	—	—	—	—
Depreciation and amortization	97,336	77,492	100,381	93,187	98,374
General, administrative and professional fees	21,499	18,314	22,412	22,552	18,643
Merger-related expenses and deal costs	4,746	964	1,547	—	565
Other	1,278	7,251	13,183	1,368	187
Income tax expense	1,024	—	—	—	—
(Gain) loss from real estate dispositions	(856)	61	61	15	28

NOI	$240,543	$224,391	$295,362	$291,607	$290,514

Asset/Liability Management

        Asset/liability management, a key element of enterprise risk management, is designed to support the achievement of our business strategy, while ensuring that we maintain appropriate and tolerable levels of market risk (primarily interest rate risk) and credit risk. Effective management of these risks is a contributing factor to the absolute levels and variability of our FFO and net worth. The following discussion addresses our integrated management of assets and liabilities.

Market Risk

        As of September 30, 2015, December 31, 2014 and December 31, 2013, the fair value of our loans receivable, based on our estimates of currently prevailing rates for comparable loans, was $29.3 million, $9.3 million and $8.4 million, respectively. See "Note 5—Loans Receivable" of the Notes to Combined Consolidated Financial Statements included in this prospectus.

Concentration and Credit Risk

        We use concentration ratios to identify, understand and evaluate the potential impact of economic downturns and other adverse events that may affect our asset types, geographic locations and tenants. We evaluate concentration risk in terms of real estate investment mix and operations mix. Investment mix measures the percentage of our investments that is concentrated in a specific asset type or that is operated by a particular tenant. Operations mix measures the percentage of our operating results that is attributed to a particular tenant or geographic location. The following tables reflect our concentration risk as of the dates and for the periods presented:

		As of December 31,
	As of September 30, 2015
		2014	2013
Investment mix by asset type(1):
SNFs	88.7%	91.1%	91.2%
Seniors housing and campus(2)	6.9	4.6	4.7
Specialty hospitals and healthcare assets	4.4	4.3	4.1
Investment mix by tenant(1):
Senior Care Centers, LLC	19.1	2.0	2.0
Avamere Group, LLC	9.6	8.2	8.0
Signature HealthCARE, LLC	4.7	5.2	2.0
All others	66.6	84.6	88.0

(1)
Ratios are based on the gross book value of tangible real estate property (excluding assets classified as held for sale) as of each reporting date.

(2)
Defined as multi-level properties.

	For the Three Months Ended September 30,		For the Year Ended December 31,
	2015	2014	2014	2013	2012
Operations mix by tenant(1):
Senior Care Centers, LLC	13.2%	1.5%	1.5%	1.5%	1.4%
Avamere Group, LLC	10.8	9.2	8.8	8.4	7.9
Signature HealthCARE, LLC	9.9	9.4	7.6	3.4	2.8
All others	66.1	79.9	82.1	86.7	87.9
Operations mix by geographic location(1):
Texas	22.1	16.8	17.5	15.6	15.3
Massachusetts	8.5	10.4	10.0	11.1	12.0
Indiana	8.0	8.7	8.6	8.4	7.7
Kentucky	7.5	7.4	7.4	7.2	7.8
New York	5.3	5.8	5.8	5.6	5.2
All others	48.6	50.9	50.7	52.1	52.0

(1)
Ratios are based on revenues for each period presented

        We derive substantially all of our revenues by leasing assets under long-term triple-net leases with annual escalators, subject to certain limitations. Some of these escalators are contingent upon the satisfaction of specified facility revenue parameters or based on increases in CPI, with caps, floors or collars.

        Our three largest operators accounted for approximately 34% of our rental income for the three months ended September 30, 2015. On September 1, 2015, we completed the acquisition of eight properties (seven SNFs and one campus with both skilled nursing and assisted living facilities) and simultaneously entered into a long-term master lease with SCC to operate the acquired portfolio. We purchased the assets for approximately $190 million in cash and made a $20 million five-year, fully amortizing loan to SCC, resulting in a total transaction value of approximately $210 million.

        This concentration of our revenues creates credit risk. Our financial condition and results of operations could be weakened and our ability to service any indebtedness and to make distributions to our stockholders could be constrained if any of our tenants becomes unable or unwilling to satisfy its obligations to us or to renew its leases with us upon expiration of the terms thereof. We cannot assure you that these tenants will have sufficient assets, income and access to financing to enable them to satisfy their respective obligations to us, and any failure, inability or unwillingness by them to do so could have a Material Adverse Effect. We also cannot assure you that any of our tenants, and in particular our three largest operators, will elect to renew their respective leases with us upon expiration of the leases or that we will be able to reposition any non-renewed properties on a timely basis or on the same or better economic terms, if at all.

        We regularly monitor and assess any changes in the relative credit risk of all of our tenants, although we pay particular attention to those tenants that have recourse obligations under our triple-net leases and with whom we have a higher concentration of credit risk. The ratios and metrics we use to evaluate a tenant's liquidity and creditworthiness depend on facts and circumstances specific to that tenant, including without limitation the tenant's credit history and economic conditions related to the tenant, its operations and the markets and industries in which the tenant operates, that may vary over time. Among other things, we may (i) review and analyze information regarding the real estate, post-acute and healthcare industries generally, publicly available information regarding the tenant, and information required to be provided by the tenant under the terms of its lease agreements with us, including covenant calculations required to be provided to us by the tenant, (ii) examine monthly and/or quarterly financial statements of the tenant to the extent publicly available or otherwise provided under the terms of our lease agreements, and (iii) participate in periodic discussions and in-person meetings with representatives of the tenant. Using this information, we calculate multiple financial ratios (which may, but do not necessarily, include net debt to EBITDAR or EBITDARM, fixed charge coverage and tangible net worth), after making certain adjustments based on our judgment, and assess other metrics we deem relevant to an understanding of the tenant's credit risk.

Triple-Net Lease Expirations

        The following table summarizes, as of December 31, 2014, our triple-net lease expirations scheduled to occur over the next ten years (excluding leases related to assets classified as held for sale):

	Number of Leases	Number of Beds/Units	2014 Rental Income	% of 2014 Rental Income
	(Dollars in thousands)
2015	6	987	$8,249	2.8%
2016	4	1,659	8,600	2.9
2017	1	188	1,115	0.4
2018	8	1,247	7,228	2.5
2019	1	170	650	0.2
2020	16	7,701	60,131	20.6
2021	2	416	1,447	0.5
2022	2	1,443	13,163	4.5
2023	6	5,977	46,943	16.1
2024	—	—	—	—

Liquidity and Capital Resources

        For periods prior to our separation from Ventas, we and our wholly owned subsidiaries were subject to Ventas's centralized cash management system. All payments were controlled and made by Ventas, resulting in intercompany transactions between us and Ventas that did not settle in cash.

        For periods subsequent to our separation from Ventas, we maintained our own centralized cash management system in addition to the separate cash accounts associated with our joint venture entities.

        As of September 30, 2015 and December 31, 2014, we had a total of $10.4 million and $2.4 million, respectively, of unrestricted cash. The cash balance at December 31, 2014 relates to our joint venture entities that did not participate in the centralized cash management system of Ventas.

        During the nine months ended September 30, 2015 and the year ended December 31, 2014, our principal sources of liquidity were cash flows from operations, cash on hand, borrowings under the Facility and contributions from Ventas (which were the result of treasury activities and net funding provided by Ventas prior to the separation).

        For the next 12 months, our principal liquidity needs are to: (i) fund operating expenses; (ii) meet our debt service requirements; (iii) fund acquisitions, investments and commitments, including redevelopment activities; and (iv) make distributions to our stockholders, as required for us to qualify as a REIT. We expect that these liquidity needs generally will be satisfied by a combination of cash flows from operations, borrowings under our Revolver and Term Loans, dispositions of assets and issuances of debt and equity securities. However, an inability to access liquidity through one or any combination of these capital sources concurrently could have a Material Adverse Effect.

        We funded our acquisition of the specialty healthcare and seniors housing valuation firm in August 2015 through the issuance of 339,602 shares of CCP common stock, and we funded our September 1, 2015 acquisition of eight properties through cash on hand, as well as borrowings under our Revolver and Term Loans.

Unsecured Revolving Credit Facility and Term Loans

        In August 2015, the Operating Partnership, as borrower, and CCP, Care Capital Properties GP, LLC and certain subsidiaries of the Operating Partnership, as guarantors, entered into the Credit Agreement, which provides for the $600 million Revolver and the $600 million and $800 million Term Loans. The Revolver has an initial term of four years, but may be extended, at the Operating Partnership's option subject to compliance with the terms of the Credit Agreement and payment of a customary fee, for two additional six-month periods. The $600 million and $800 million Term Loans mature in August 2017 and August 2020, respectively. The Credit Agreement also includes an accordion feature that permits the Operating Partnership to increase the aggregate borrowing capacity under the Facility to $2.5 billion.

        Borrowings under the Facility currently bear interest at a fluctuating rate per annum equal to LIBOR plus an applicable margin based on the Operating Partnership's unsecured long-term debt ratings. At September 30, 2015, the applicable margin was 1.30% for Revolver borrowings and 1.50% for Term Loan borrowings, and we had $462 million of unused borrowing capacity available under our Revolver.

Equity

        In August 2015, we adopted the Care Capital Properties, Inc. 2015 Incentive Plan (the "Plan"), pursuant to which options to purchase common stock, shares of restricted stock or restricted stock units and other equity awards may be granted to our employees, directors and consultants. A total of 7,000,000 shares of our common stock was reserved initially for issuance under the Plan.

Dividends

        Ventas elected to be treated as a REIT under the applicable provisions of the Code for every year beginning with the year ended December 31, 1999. Accordingly, with respect to periods prior to our separation from Ventas, Ventas generally was not subject to federal income tax. We intend to elect to be treated as a REIT under the applicable provisions of the Code, beginning with the year ended December 31, 2015. By qualifying for taxation as a REIT, we generally will not be subject to federal income tax on net income that we currently distribute to stockholders, which substantially eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that results from investment in a C corporation (i.e., a corporation generally subject to full corporate-level tax).

        We expect that our cash flows after the spin-off will exceed our REIT taxable income due to depreciation and other non-cash deductions in computing REIT taxable income and that we will be able to satisfy the 90% distribution requirement. However, from time to time, we may not have sufficient cash on hand or other liquid assets to meet this requirement or we may decide to retain cash or distribute such greater amount as may be necessary to avoid income and excise taxation. If we do not have sufficient cash on hand or other liquid assets to enable us to satisfy the 90% distribution requirement, or if we desire to retain cash, we may borrow funds, issue equity securities, pay taxable stock dividends, if possible, distribute other property or securities or engage in a transaction intended to enable us to meet the REIT distribution requirements or any combination of the foregoing. See "U.S. Federal Income Tax Considerations" and "Risk Factors—Risks Related to Our Status as a REIT" included elsewhere in this prospectus.

        On September 30, 2015, we paid a full third quarter cash dividend in the amount of $0.57 per share to the holders of record of our common stock as of September 14, 2015. On December 31, 2015, we paid a fourth quarter cash dividend in the amount of $0.57 per share to holders of record of our common stock as of December 21, 2015.

Capital Expenditures

        The terms of our triple-net leases generally obligate our tenants to pay all capital expenditures necessary to maintain and improve our triple-net leased properties. However, from time to time, we may fund the capital expenditures for our triple-net leased properties through loans to the tenants or advances, which may increase the amount of rent payable with respect to the properties in certain cases. In addition, from time to time, we may enter into agreements with our tenants to fund capital expenditures without reimbursement. We expect to fund any capital expenditures for which we may become responsible upon expiration of our triple-net leases or in the event that our tenants are unable or unwilling to meet their obligations under those leases with cash flows from operations or through additional borrowings.

Cash Flows

        The following table sets forth our sources and uses of cash flows for the periods presented:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2015	2014	2014	2013	2012
	(In thousands)
Cash at beginning of period	$2,424	$2,167	$2,167	$6,745	8,328
Net cash provided by operating activities	206,041	183,073	255,082	249,727	251,556
Net cash used in investing activities	(498,506)	(21,579)	(28,977)	(4,505)	(21,899)
Net cash provided by (used in) financing activities	300,485	(160,965)	(225,848)	(249,800)	(231,240)

Cash at end of period	$10,444	$2,696	$2,424	$2,167	$6,745

Cash Flows from Operating Activities

        Cash flows from operating activities increased in 2015 over the prior year primarily due to rent from properties acquired by Ventas in January 2015 that were transferred to us as part of the separation.

        Cash flows from operating activities increased in 2014 over the prior year primarily due to increased rental income from escalations under our existing leases and an increase in tenant deposits, partially offset by a payment of $10.0 million in full settlement of a certain loan guarantee that had been provided to a third-party lender to a former tenant of CCP.

Cash Flows from Investing Activities

        Cash used in investing activities during the nine months ended September 30, 2015 and 2014 consisted primarily of cash paid for our investments in real estate ($454.8 million and $12.6 million in 2015 and 2014, respectively), investment in loans receivable ($20.1 million and $0.8 million in 2015 and 2014, respectively), development project expenditures ($12.6 million and $6.7 million in 2015 and 2014, respectively) and capital expenditures ($13.5 million and $3.4 million in 2015 and 2014, respectively).

        Cash used in investing activities during 2014 and 2013 consisted primarily of cash paid for our investments in real estate ($13.2 million and $11.8 million in 2014 and 2013, respectively), capital expenditures ($17.2 million and $10.2 million in 2014 and 2013, respectively) and purchase of redeemable noncontrolling interest ($3.0 million in 2013), partially offset by proceeds from real estate dispositions ($1.0 million and $10.4 million in 2014 and 2013, respectively) and proceeds from loans receivable ($1.2 million and $10.5 million in 2014 and 2013, respectively).

Cash Flows from Financing Activities

        Cash provided by financing activities during the nine months ended September 30, 2015 consisted primarily of proceeds from borrowings under the Facility, net of cash transferred to Ventas, as well as the payment of deferred financing costs, distributions to common stockholders and noncontrolling interests. Cash used in financing activities during the nine months ended September 30, 2014 consisted primarily of net distribution to parent ($160.7 million).

        Cash used in financing activities during 2014 and 2013 consisted primarily of net distribution to parent ($225.4 million and $249.3 million in 2014 and 2013, respectively).

Contractual Obligations

        The following table shows the amounts due in connection with the contractual obligations described below as of September 30, 2015 (including future interest payments):

	Payment Due By Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(In thousands)
Credit facility(1)	$138,000	$—	$—	$138,000	$—
Unsecured term loan due 2017	600,000	—	600,000	—	—
Unsecured term loan due 2020	800,000	—	—	800,000	—

Total	$1,538,000	$—	$600,000	$938,000	$—

(1)
Reflects indebtedness under our Revolver and does not give effect to any future amount that may be drawn under the Credit Facility. The Revolver may be extended for two six-month periods, at our option, subject to the satisfaction of certain conditions.

Quantitative and Qualitative Disclosures About Market Risk

        The following discussion of our exposure to various market risks contains forward-looking statements that involve risks and uncertainties. These projected results have been prepared utilizing certain assumptions considered reasonable in light of information currently available to us. Nevertheless, because of the inherent unpredictability of interest rates and other factors, actual results could differ materially from those projected in such forward-looking information.

        As of September 30, 2015 and December 31, 2014, the fair value of our loans receivable, based on our estimates of currently prevailing rates for comparable loans, was $29.3 million and $9.3 million, respectively.

        As a result of entering into the Credit Agreement, we are exposed to market risk related to changes in interest rates with respect to borrowings under floating rate obligations. These market risks result primarily from changes in LIBOR rates or prime rates.

        From time to time, we may enter into interest rate swaps and other derivatives to mitigate these market risks, and not for speculative purposes.

 BUSINESS AND PROPERTIES

Company Overview

        CCP is a self-administered, self-managed REIT engaged in the ownership, acquisition and leasing of SNFs and other healthcare assets operated by private regional and local care providers. The Operating Partnership is CCP's wholly owned partnership subsidiary that owns, through its affiliates, all of CCP's real estate properties and other assets. We primarily generate our revenues by leasing our properties to third-party operators under triple-net leases, pursuant to which the tenants are obligated to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures. Our leases have a weighted average remaining term of greater than nine years, with remaining expirations of up to 16 years, and typically include annual rent escalators based on CPI, with floors and ceilings, that are estimated to average approximately 2.3% per year. In addition, we originate and manage a small portfolio of secured and unsecured loans, made primarily to our SNF operators and other post-acute care providers.

        We are one of only three publicly traded, SNF-focused REITs. As of September 30, 2015, we had a diverse portfolio of 362 properties operated by 39 private regional and local care providers, spread across 38 states, and containing a total of nearly 40,000 beds/units. For the year ended December 31, 2014, we generated total revenues and NOI of $295.4 million, net income attributable to CCP of $157.6 million and normalized FFO attributable to CCP of $258.7 million. For the nine months ended September 30, 2015, we generated total revenues of $240.6 million, NOI of $240.5 million, net income attributable to CCP of $111.4 million and normalized FFO attributable to CCP of $214.5 million. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for reconciliations of normalized FFO and NOI to net income attributable to CCP.

        Our SNFs provide rehabilitative, restorative, skilled nursing and medical treatment for patients and residents who do not require the high-technology, care-intensive, high-cost setting of an acute care or rehabilitation hospital. Patients and residents generally come to SNFs to receive post-acute care to recover from an illness or surgery or long-term care with skilled nursing assistance to aid with numerous daily living activities. Treatment programs include physical, occupational, speech, respiratory and other therapies, including sub-acute clinical protocols such as wound care and intravenous drug treatment. SNF operators receive payment for these services through a combination of government reimbursement, including Medicare and Medicaid and private sources.

        Our specialty hospitals and healthcare assets include hospitals focused on providing children's care, inpatient rehabilitation facilities, long-term acute care hospitals and personal care facilities. Our inpatient rehabilitation facilities are devoted to the rehabilitation of patients with various neurological, musculoskeletal, orthopedic and other medical conditions following stabilization of their acute medical issues. Our long-term acute care hospitals serve medically-complex, chronically-ill patients who require high levels of monitoring and specialized care, but whose conditions do not necessitate the continued services of an intensive care unit. All of our long-term acute care hospitals are freestanding facilities, and we do not own any "hospitals within hospitals." Our personal care facilities provide specialized care, including supported living services, neurorehabilitation, neurobehavioral management and vocational programs, for persons with acquired or traumatic brain injury.

        Our seniors housing communities and campuses, which are leased under master lease agreements with certain of our SNFs, include independent and assisted living communities, continuing care retirement communities and communities providing care for individuals with Alzheimer's disease and other forms of dementia or memory loss.

        We believe that we are well positioned for disciplined growth, with the ability to capitalize on attractive investment opportunities and favorable industry dynamics. With a strategy focused on our post-acute/SNF business, we expect to grow our portfolio through acquisitions and active asset management, including redevelopment. We may also selectively dispose of non-strategic assets to enhance the long-term value of our portfolio. We believe that our strong balance sheet and independent access to multiple sources of capital support this strategy and will enable us to drive value for our stockholders.

        Our company is led by a highly experienced and dedicated management team comprised of former Ventas executives with knowledge of our industry, assets and customers, along with an independent board of directors. This well-seasoned team has extensive experience working together in the healthcare real estate industry, and our top four executives have an average tenure of approximately 10 years at Ventas. Our Non-Executive Chairman of the Board, Douglas Crocker II, who has been a director of Ventas since 1998 and has more than 40 years of experience as a real estate executive, has a comprehensive understanding of REIT operations and strategy, capital markets and corporate governance.

        Certain of our support functions are being provided by Ventas pursuant to a transition services agreement until August 31, 2016, subject to extension upon mutual agreement.

        We intend to elect to be treated as a REIT in connection with the filing of our federal income tax return for the taxable year ended December 31, 2015, subject to our ability to meet the requirements of a REIT at the time of election, and we intend to maintain this status in future periods.

Recent Developments

  •
  In August 2015, we completed our previously disclosed acquisition of a specialty healthcare and seniors housing valuation firm in exchange for the issuance of 339,602 shares of our common stock, subject to a potential post-closing issuance of additional shares.

  •
  Also in August 2015, we entered into the Credit Agreement with a syndicate of banks that provides for the Revolver and the $600 million and $800 million Term Loans. See "Description of Indebtedness." Pursuant to the separation and distribution agreement with Ventas, we transferred approximately $1.3 billion of the proceeds from borrowings under the Term Loans to Ventas.

  •
  On August 17, 2015, Ventas completed its separation of the CCP Business by distributing one share of our common stock for every four shares of Ventas common stock held as of the close of business on August 10, 2015. As a result, we began operating as an independent public company and our common stock commenced trading on the NYSE under the symbol "CCP" as of August 18, 2015.

  •
  On September 1, 2015, we completed the acquisition of eight properties (seven SNFs and one campus with both skilled nursing and assisted living facilities) and simultaneously entered into a long-term master lease with SCC to operate the acquired portfolio. We purchased the assets for approximately $190 million in cash and made a $20 million five-year, fully amortizing loan to SCC, resulting in a total transaction value of approximately $210 million.

  •
  On September 30, 2015, we paid a full third quarter cash dividend in the amount of $0.57 per share to the holders of record of our common stock as of September 14, 2015. On December 31, 2015, we paid a fourth quarter cash dividend in the amount of $0.57 per share to holders of record of our common stock as of December 21, 2015.

  •
  On December 1, 2015, Signature acquired the operations of 18 SNFs owned by us from Elmcroft. In connection with the acquisition, we funded a total of $9 million to Signature, of which $8 million was added to the lease basis at an 8.5% return and $1 million was a four-year fully amortizing loan. We entered into a new master lease with Signature to operate the properties at the existing Elmcroft rent plus the additional rent described above.

Industry Opportunities

        There are 17 publicly traded healthcare REITs representing an aggregate market capitalization of approximately $148 billion, based on publicly available data as of December 31, 2015. Most of these companies either specialize in healthcare properties other than SNFs or are large, diversified companies that focus on investing in healthcare properties other than SNFs, resulting in private regional and local operators being underserved. According to the AHCA, the SNF industry is comprised of approximately 15,600 facilities and 1.7 million beds, and according to NIC, there are more than 2,500 SNF operators. With less than 20% of SNFs owned by publicly traded REITs, according to the AHCA, the large and highly fragmented market provides ample opportunities for consolidation. We believe that we are poised to take advantage of those opportunities.

        The dynamics within the SNF industry may create an opportunity for attractive returns. The SNF industry is expected to benefit from current and projected near-term demographic, economic and regulatory trends driving demand for post-acute and long-term care services provided by SNFs. The demand for SNFs is based on the medical needs of residents who may have been discharged from a hospital and are in need of rehabilitation or restorative care and long-term residents who require assistance with numerous activities of daily living. SNFs provide comprehensive delivery of care to these residents at a relatively low cost. Moreover, while the supply of SNFs is constrained by obstacles, such as licensing, CON, and state regulatory requirements, a recent healthcare policy shift towards treating patients in lower cost, more clinically appropriate settings is expected to generate increased utilization of SNFs.

        SNF operators generally receive revenue through reimbursement from the federal and state funded Medicare and Medicaid programs, as well as private insurers. Government reimbursement is a key factor supporting the revenues and profitability of SNF operators. From 2000 to 2014, despite significant volatility during the period, SNF Medicare reimbursement rates increased at a CAGR of 3.8% and SNF Medicaid reimbursement rates increased at a CAGR of 3.9%, according to Eljay LLC and CMS.

Our Strengths

        We possess a number of competitive advantages that distinguish us from our competitors, including:

Contractual Cash Flows Supported by Triple-Net Leases with Embedded Growth

        We lease all of our real estate properties to third-party operators under triple-net leases, pursuant to which the tenants are obligated to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures. Our leases have a weighted average remaining term of greater than nine years.

        Our tenants generally have strong cash flow-to-rent coverage, which is an indication of their ability to pay the rent due under our leases. In addition, our triple-net lease structure provides a measure of protection from variability in operator cash flows. We support our ability to generate attractive returns on a long-term basis by structuring our leases with a variety of favorable provisions. For instance, our leases typically have initial terms of 10 years and include annual rent escalators based on CPI, with floors and ceilings, that are estimated to average approximately 2.3% per year. These escalator provisions help to support our cash rental stream.

        We regularly enter into lease extensions during the terms of our leases in connection with additional acquisitions, reinvestment projects and other opportunities that arise from our close tenant relationships. Our leases also generally provide us with key credit support for our contractual rents through guarantees and/or security deposits, and we have strong structural protections by entering into master leases or leases with cross-default provisions. We typically require security deposits of several months' rent.

Quality Portfolio with Strong Diversification Across Markets and Tenants

        The geographic and operator diversification of our strategically assembled portfolio not only reduces our exposure to any single market or tenant, but also helps us to expand our operating expertise and provides us with numerous relationships upon which to grow. We expect to capitalize on our relationships and experience to enhance our forward growth profile.

        Specifically, we pursue a strategy of leasing properties to multiple tenants in each of our markets and leasing multiple properties to each of our tenants, which helps us to expand our expertise and relationships in a given market, while also helping us to diversify and mitigate risk. As leases expire, we often re-lease properties to new tenants. Over the last three years, we re-leased properties accounting for approximately 30% of our NOI. The result is that properties that were once concentrated with larger public operators were re-leased to new regional and local operators with lower cost structures and greater knowledge of their particular markets, broadening our tenant base and expanding our pipeline of new investment opportunities. Based on third quarter 2015 annualized NOI, adjusted for a full quarter of our September 2015 transaction with SCC and our December 2015 transaction with Signature, our top three operators accounted for 16%, 14% and 11% of NOI, respectively, and properties located in our top three states accounted for approximately 38% of NOI.

Strong Relationships with Operators

        The members of our management team have developed an extensive network of relationships with qualified local, regional and national operators of SNFs across the U.S. Our management team has built this extensive network over 95 years of collective experience in the REIT, real estate, healthcare assets and finance industries, and through involvement in industry organizations and the development of strong relationships with customers, lenders and investors within the post-acute/SNF sector. We work collaboratively with our operators, selectively investing capital to help them achieve their growth and business objectives. We believe these strong relationships with operators help us to source investment opportunities and give us a key competitive advantage in objectively evaluating an operator's financial position, quality of care and operating efficiency.

Constructive Reimbursement Landscape

        Our portfolio consists primarily of properties leased to operators that receive a majority of their revenue through reimbursement from the federal and state funded Medicare and Medicaid programs. While dependence on government reimbursement is not without certain challenges, our management's experience and relationships with SNF operators enable us to better navigate these challenges. Moreover, growing reimbursement expenditures and a recent healthcare policy shift towards providing care in lower cost, more clinically appropriate settings provides cash flow growth for those operators who operate SNFs, which, in turn, helps us to maintain our cash flow. According to Eljay LLC and CMS, average Medicare reimbursement rates increased from $408 per day to an estimated $484 per day from 2008 to 2014, a CAGR of 2.9%, despite a decline in fiscal year 2012 to adjust for overpayments made in the prior year under the RUG-IV classification model. Average Medicaid reimbursement rates increased from $164 per day to an estimated $186 per day from 2008 to 2014, a CAGR of 2.1%. Since the inception of the Medicare and Medicaid programs in 1965, the federal and state governments have supported care for the U.S. elderly population, and we anticipate that they will continue to provide funding for healthcare facilities in the future.

Experienced, Dedicated and Disciplined Management Team

        Our company is led by a highly experienced and dedicated executive management team comprised of individuals who were previously employed by Ventas, as well as externally recruited executives. We believe that this combination provides continuity to our business and customers, in addition to new perspectives on driving future growth for the benefit of stakeholders.

        Several former Ventas employees who managed the SNF portfolio became employees of CCP in connection with the separation, providing continuity in the day-to-day asset management of our portfolio following the separation. These individuals have extensive experience working together in the SNF business and longstanding relationships with our tenants.

        Our management team has an accomplished record of successfully identifying and executing acquisition opportunities and possesses the knowledge and experience that we believe puts us in an excellent position to participate as a consolidator in a fragmented industry.

        In addition, through years of public company experience, our management team has extensive experience accessing both debt and equity capital markets to fund disciplined growth and maintain a flexible capital structure. With its focus exclusively on developing our portfolio, our management team will use this expertise to create a capital structure tailored to our asset base and investment opportunities.

Flexible UPREIT Structure

        We operate through an umbrella partnership, commonly referred to as an UPREIT structure, in which substantially all of our properties and assets are held by the Operating Partnership, the general partner of which is an entity owned by us, or by the Operating Partnership's subsidiaries. Conducting business through the Operating Partnership allows us flexibility in the manner in which we structure and acquire properties. In particular, an UPREIT structure enables us to acquire additional properties from sellers in exchange for limited partnership units, which provides property owners the opportunity to defer the tax consequences that would otherwise arise from a sale of their real properties and other assets to us. As a result, this structure may facilitate our acquisition of assets in a more efficient manner or allow us to acquire assets that the owner would otherwise be unwilling to sell because of tax considerations. We have no current plan or intention to use limited partnership units in the Operating Partnership as consideration for properties we acquire; however, we believe that the flexibility to do so in the future gives us an advantage in making acquisitions.

Our Strategies

        We aim to drive growth and create value by:

Maintaining a Strong Balance Sheet with Access to Multiple Sources of Capital

        We expect to maintain a strong balance sheet and conservative capital structure, providing the flexibility to deploy our resources effectively. We intend to actively manage our leverage and interest rate risk by refinancing our short-term floating rate debt, entering into hedging arrangements, lengthening and staggering our debt maturities and maintaining our access to multiple sources of liquidity. We believe that the Facility, as well as our access to the debt and equity capital markets, will be sufficient to meet our business' financing needs.

Carefully Evaluating Investment Opportunities with Existing Operators

        Our tenants represent many of the most experienced regional and local operators of SNFs in the U.S. Many of these operators have a demonstrated desire and ability to grow, which will require capital, and we expect our strong relationships with these operators to sustain our operating results and business prospects.

        These operators own many of the facilities they operate, which creates opportunities for us to grow our portfolio through sale-leaseback transactions that are attractive to the operators because they provide liquidity to grow their businesses. We believe we can develop and expand our relationships with our existing tenants, who collectively operate properties throughout the U.S., as well as expand our network of relationships with new operators. We focus on operator relationships that meet our investment criteria, and we believe our management team's experience in the industry helps us to identify attractive acquisition, sale-leaseback, reinvestment, new construction and other investment opportunities. We expect that our size and market position allows us to generate a significant pipeline of unique and attractive opportunities to grow our portfolio.

Driving Returns on Existing Properties through Incremental Investments

        Certain members of our management team have significant experience evaluating the operational and financial performance of SNF operators. We expect to leverage this expertise to drive controlled growth at our existing properties.

        Over time, we expect to work closely with certain of our operators to identify and capitalize on opportunities to enhance the operations of our facilities through capital investment. When the opportunities are attractive, we may finance the redevelopment or expansion of our properties, generating higher lease rates while improving the quality of our assets.

Utilizing a Disciplined Underwriting Approach to Opportunistically Expand our Business

        Data from the NIC indicates that there is a high degree of fragmentation among SNF owners and operators, with many privately held regional and local players controlling a high percentage of markets, and over 75% of SNF operators owning 25 or fewer properties. We believe that many of these owners are too small to attract interest from larger REITs and other institutional investors, affording us the opportunity to acquire their properties at attractive prices in a less competitive environment. As a more flexible, SNF-focused REIT, we intend to capitalize on this opportunity by actively participating as a consolidator in this fragmented industry. We believe that our size, relationships and investment expertise enables us to identify and consummate accretive acquisitions to expand and further diversify our portfolio.

Strategically Disposing of Assets to Optimize Our Portfolio for Long-Term Investment and Growth

        We may, over time, dispose of non-strategic assets, including those post-acute/SNF assets that we acquired during the separation that do not meet our investment criteria, and redeploy the proceeds into new investments, including acquisitions and redevelopment, renovation and expansion opportunities that align with our strategies. Any such dispositions would be subject to REIT qualification and prohibited transaction rules under the Code.

Strategically Pursuing Opportunities to Invest in Complementary Healthcare Properties

        Over time, we may capitalize on our management team's extensive knowledge of healthcare properties, as well as our strong relationships with certain of our tenants, to supplement our core strategy of acquiring and investing in SNFs by opportunistically acquiring complementary healthcare properties. We may also pursue forms of investment other than triple-net leases, including joint ventures or other structures for our healthcare properties, as well as senior, mezzanine, secured and unsecured debt investments that are consistent with our investment objectives.

Our Portfolio

        As of September 30, 2015, our portfolio of properties consisted of 328 SNFs, 16 specialty hospitals and healthcare assets and 18 seniors housing communities and campuses located in 38 states and contained nearly 40,000 beds/units. We lease all of our properties to third-party operators under triple-net leases, pursuant to which the tenants are obligated to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures.

        The following map summarizes the locations of our properties as of September 30, 2015:

        As of September 30, 2015, approximately 89% of our investments were concentrated in SNFs, 7% of our investments were concentrated in seniors housing communities and campuses and 4% of our investments were concentrated in specialty hospitals and healthcare assets, in each case based on our gross book value of tangible real estate property (excluding assets classified as held for sale).

        The following table summarizes our operator concentration as of September 30, 2015 by number of properties, number of beds and percentage of NOI, as well as the EBITDARM (earnings before interest, taxes, depreciation, amortization, rent and management fees) coverage and total number of properties operated by such operators.

Operator	States	CCP Owned Properties	CCP Owned Beds	% of NOI(1)	EBITDARM Coverage(2)	Size of Operator by Properties
Senior Care Centers, LLC	TX, LA	37	4,655	16%	1.7x	105
Avamere Group, LLC	CO, ID, OR, WA	28	2,908	11%	1.8x	44
Signature HealthCARE, LLC(3)	AL, GA, IN, KY, NC, OH, TN, VA	31	3,875	10%	1.5x	125
Wingate Healthcare, Inc.	MA, NY	18	2,471	7%	1.4x	20
Golden Living	AR, CA, FL, IN, MD, MN, MO, NC, VA, WI	21	2,538	5%	2.0x	>300
Magnolia Health Systems	IN	24	1,995	5%	1.9x	35
The McGuire Group	MI, NY	7	1,456	4%	2.4x	7
Elmcroft Senior Living, Inc.(3)	KY, PA, TX	18	1,734	4%	1.4x	102
HMG Healthcare, LLC	KS, TX	13	1,298	4%	1.7x	22
Nexion Health, Inc.	TX	16	1,906	3%	1.4x	36
Top 10		213	24,836	69%
Top 20		304	34,390	90%

(1)
Based on third quarter 2015 annualized NOI (excluding assets classified as held for sale), adjusted for a full quarter of our September 2015 transaction with SCC.

(2)
Based on trailing 12 months as of June 30, 2015 (the latest data available), adjusted for a full quarter of our September 2015 transaction with SCC, as reported to us by the respective operators.

(3)
On December 1, 2015, Signature acquired the skilled nursing division of Elmcroft, including the operations of our 18 properties. The table above does not reflect this transaction.

        The following table summarizes our geographic concentration as of September 30, 2015 by percentage of NOI and percentage of beds.

	% of NOI(1)	% of Beds
Texas	22%	19%
Massachusetts	8%	10%
Kentucky	8%	7%
Indiana	8%	7%
Oregon	6%	4%
New York	5%	4%
Washington	4%	3%
Wisconsin	3%	6%
Ohio	3%	4%
North Carolina	3%	4%
Missouri	2%	4%

(1)
Based on third quarter 2015 annualized NOI (excluding assets classified as held for sale), adjusted for a full quarter of our September 2015 transaction with SCC.

        The following chart summarizes, as of September 30, 2015, our triple-net lease expirations scheduled to occur through 2019 (excluding leases related to assets classified as held for sale):

Our Structure

        In general, we own our properties and conduct substantially all our business through the Operating Partnership and its subsidiaries.

        The following chart reflects an overview of our organizational structure:

Our Relationship with Ventas

        We entered into various agreements with Ventas to effect the separation and provide a framework for our relationship, including a separation and distribution agreement, a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements provide for the allocation between us and Ventas of Ventas's assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the separation and govern certain relationships between us and Ventas after the separation. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections entitled "Risk Factors—Risks Related to the Separation" and "Our Relationship with Ventas."

Financing

        As of September 30, 2015, we had approximately $1.5 billion of total debt outstanding. For more information, concerning our financial obligations, see "Description of Indebtedness."

Employees

        We currently have 27 corporate employees.

Competition

        We generally compete for investments in SNFs and other healthcare assets with publicly traded, private and non-listed healthcare REITs, real estate partnerships, healthcare providers, healthcare lenders and other investors, including developers, banks, insurance companies, pension funds, government-sponsored entities and private equity firms, some of whom may have greater financial resources and lower costs of capital than we do. Increased competition challenges our ability to identify and successfully capitalize on opportunities that meet our objectives, which is affected by, among other factors, the availability of suitable acquisition or investment targets, our ability to negotiate acceptable acquisition or investment terms and our access to and cost of capital.

        Our tenants also compete on a regional and local basis with other healthcare operating companies that provide comparable services. These tenants compete to attract and retain residents and patients to our properties based on scope and quality of care, reputation and financial condition, price, location and physical appearance of the properties, services offered, qualified personnel, physician referrals and family preferences. The ability of our tenants to compete successfully could be affected by private, federal and state reimbursement programs and other laws and regulations.

Government Regulation

Overview

        More than 95% of our total revenues and NOI are attributable to properties in which our tenants receive reimbursement for their services under governmental healthcare programs, such as Medicare and Medicaid. We are neither a participant in, nor a direct recipient of, any reimbursement under these programs with respect to those facilities.

        Although the properties within our portfolio may be subject to varying levels of governmental scrutiny, we expect that the healthcare industry, in general, will continue to face increased regulation and pressure in the areas of fraud, waste and abuse, cost control, healthcare management and provision of services, among others. We also expect that efforts by third-party payors, such as the federal Medicare program, state Medicaid programs and private insurance carriers (including health maintenance organizations and other health plans), to impose greater discounts and more stringent cost controls upon operators (through changes in reimbursement rates and methodologies, discounted fee structures, the assumption by healthcare providers of all or a portion of the financial risk or otherwise) will intensify and continue. A significant expansion of applicable federal, state or local laws and regulations, existing or future healthcare reform measures, new interpretations of existing laws and regulations, changes in enforcement priorities, or significant limits on the scope of services reimbursed or reductions in reimbursement rates could have a material adverse effect on certain of our operators' liquidity, financial condition and results of operations and, in turn, their ability to satisfy their contractual obligations, including making rental payments under and otherwise complying with the terms of our leases.

Licensure, Certification and CONs

        In general, the operators of our SNFs must be licensed on an annual or biannual basis and certified annually through various regulatory agencies that determine compliance with federal, state and local laws to participate in the Medicare and Medicaid programs. Legal requirements pertaining to such licensure and certification relate to the quality of nursing care provided by the operator, qualifications of the operator's administrative personnel and nursing staff, adequacy of the physical plant and equipment and continuing compliance with laws and regulations governing the operation of SNFs. The failure to maintain or renew any required license or regulatory approval or to correct serious deficiencies identified in a compliance survey could prevent an operator from continuing operations at a property, and a loss of licensure or certification could adversely affect a SNF operator's ability to receive payments from the Medicare and Medicaid programs, which, in turn, could adversely affect its ability to satisfy its contractual obligations, including making rental payments under and otherwise complying with the terms of our leases.

        The operators of our specialty hospitals must meet the applicable conditions of participation established by the U.S. Department of Health and Human Services ("HHS") and comply with state and local laws and regulations in order to receive Medicare and Medicaid reimbursement. A loss of licensure or certification could adversely affect a hospital operator's ability to receive payments from the Medicare and Medicaid programs, which, in turn, could adversely affect its ability to satisfy its contractual obligations, including making rental payments under and otherwise complying with the terms of our leases.

        In addition, many of our SNFs and specialty hospitals are subject to state CON laws that require governmental approval prior to the development or expansion of healthcare facilities and services. The approval process in these states generally requires a facility to demonstrate the need for additional or expanded healthcare facilities or services. CONs, where applicable, are also sometimes necessary for changes in ownership or control of licensed facilities, addition of beds, investment in major capital equipment, introduction of new services or termination of services previously approved through the CON process. CON laws and regulations may restrict an operator's ability to expand our properties and grow its business in certain circumstances, which could have an adverse effect on the operator's revenues and, in turn, its ability to make rental payments under and otherwise comply with the terms of our leases.

        Compared to SNFs and hospitals, seniors housing communities are subject to relatively few, if any, federal regulations. Instead, to the extent they are regulated, such regulation consists primarily of state and local laws governing licensure, provision of services, staffing requirements and other operational matters, which vary greatly from one jurisdiction to another.

Fraud and Abuse Enforcement

        Federal and state laws and regulations prohibit a wide variety of fraud and abuse by healthcare providers who participate in, receive payments from or make or receive referrals for work in connection with government-funded healthcare programs, including Medicare and Medicaid. These federal laws include, among others:

  •
  the anti-kickback statute (Section 1128B(b) of the Social Security Act), which prohibits certain business practices and relationships, including the payment, receipt or solicitation of any remuneration, directly or indirectly, to induce a referral of any patient or service or item covered by a federal healthcare program, including Medicare, or a state healthcare program, such as Medicaid;

  •
  the physician self-referral prohibition (Ethics in Patient Referrals Act of 1989, commonly referred to as the "Stark Law"), which prohibits referrals by physicians of Medicare or Medicaid patients to providers of a broad range of designated healthcare services with which the physicians (or their immediate family members) have ownership interests or certain other financial arrangements;

  •
  the False Claims Act, which prohibits any person from knowingly presenting false or fraudulent claims for payment by the federal government (including the Medicare and Medicaid programs);

  •
  the Civil Monetary Penalties Law, which authorizes HHS to impose civil penalties administratively for fraudulent acts; and

  •
  the Health Insurance Portability and Accountability Act of 1996 (commonly referred to as "HIPAA"), which among other things, protects the privacy and security of individually identifiable health information by limiting its use and disclosure.

        Sanctions for violating these federal laws include criminal and civil penalties, such as punitive sanctions, damage assessments, monetary penalties, imprisonment, denial of Medicare and Medicaid payments, and exclusion from the Medicare and Medicaid programs. These laws also impose an affirmative duty on operators to ensure that they do not employ or contract with persons excluded from the Medicare and other governmental healthcare programs.

        Many states have adopted or are considering legislative proposals similar to the federal anti-fraud and abuse laws, some of which extend beyond the Medicare and Medicaid programs, to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals, regardless of whether the service was reimbursed by Medicare or Medicaid. Many states have also adopted or are considering legislative proposals to increase patient protections, such as minimum staffing levels, criminal background checks and limiting the use and disclosure of patient specific health information. These state laws also impose criminal and civil penalties similar to the federal laws.

        In the ordinary course of their business, the operators of our properties have been and are subject regularly to inquiries, investigations and audits by federal and state agencies that oversee applicable laws and regulations. Increased funding through recent federal and state legislation and the creation of a series of new healthcare crimes by HIPAA have led to a significant expansion in the number and scope of investigations and enforcement actions over the past several years. Private enforcement of healthcare fraud has also increased, due in large part to amendments to the civil False Claims Act in 1986 that were designed to encourage private individuals to sue on behalf of the government. These whistleblower suits by private individuals, known as qui tam suits, may be filed by almost anyone, including present and former patients or nurses and other employees.

        As federal and state budget pressures persist, administrative agencies may continue to escalate their investigation and enforcement efforts to eliminate waste and control fraud and abuse in governmental healthcare programs. A violation of federal or state anti-fraud and abuse laws or regulations by an operator of our properties could have a material adverse effect on the operator's liquidity, financial condition or results of operations, which could adversely affect its ability to satisfy its contractual obligations, including making rental payments under and otherwise complying with the terms of our leases.

Reimbursement

        In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, along with a reconciliation measure, the Health Care and Education Reconciliation Act of 2010 (collectively, the "Affordable Care Act"). The passage of the Affordable Care Act has resulted in comprehensive reform legislation that expanded healthcare coverage to millions of previously uninsured people. To help fund this expansion, the Affordable Care Act outlines certain reductions in Medicare reimbursement rates for various healthcare providers, including long-term acute care hospitals and SNFs, as well as certain other changes to Medicare payment methodologies.

        The Affordable Care Act, among other things, reduced the inflationary market basket increase included in standard federal payment rates for long-term acute care hospitals by 25 basis points in fiscal year 2010, 50 basis points in fiscal year 2011, 10 basis points in fiscal years 2012 and 2013, 30 basis points in fiscal year 2014, 20 basis points in fiscal years 2015 and 2016 and 75 basis points in fiscal years 2017 through 2019. In addition, under the Affordable Care Act, long-term acute care hospitals and SNFs are subject to a rate adjustment to the annual market basket increase to reflect improvements in productivity. In July 2012, after considering the constitutionality of various provisions of the Affordable Care Act, the U.S. Supreme Court upheld the so-called individual mandate and, while it found the provisions expanding Medicaid eligibility unconstitutional, determined that the issue was appropriately remedied by circumscribing the Secretary of HHS' enforcement authority, thus leaving the Medicaid expansion intact.

        Healthcare is one of the largest industries in the United States and continues to attract a great deal of legislative interest and public attention. We cannot assure you that existing or future healthcare reform legislation or changes in the administration or implementation of governmental and non-governmental healthcare reimbursement programs will not have a material adverse effect on our operators' liquidity, financial condition or results of operations, or on their ability to satisfy their obligations to us, which, in turn, could have a Material Adverse Effect.

        In August 2011, President Obama and the U.S. Congress enacted the Budget Control Act of 2011 (the "Budget Control Act") to increase the federal government's borrowing authority (the so-called "debt ceiling") and reduce the federal government's projected operating deficit. Under the Budget Control Act, a 2% reduction in Medicare payments to long-term acute care hospitals and SNFs (part of $1.2 trillion in automatic spending cuts commonly referred to as "sequestration") was expected to take effect on February 1, 2013. Although delayed by the American Taxpayer Relief Act of 2012, this 2% reduction became effective on April 1, 2013. These measures or any future federal legislation relating to the debt ceiling or deficit reduction could have a material adverse effect on our operators' liquidity, financial condition or results of operations and their ability to satisfy their obligations to us, which, in turn, could have a Material Adverse Effect.

        On April 16, 2015, President Obama signed into law the Medicare Access and CHIP Reauthorization Act of 2015 ("MACRA"), which permanently repeals the Sustainable Growth Rate payment formula for Medicare reimbursement rates on physician services. Section 411 of MACRA would require Medicare payment rates for post-acute care providers to increase by no more than 1% for fiscal year 2018, after application of the productivity adjustment. The full impact of this requirement is not yet known.

  SNF Medicare Reimbursement

        The Balanced Budget Act of 1997 ("BBA") also mandated the creation of a SNF PPS offering Part A covered services. Under SNF PPS, payment amounts are based upon classifications determined through assessments of individual Medicare patients in the SNF, rather than on the facility's reasonable costs. SNF PPS payments, which are made on a per diem basis for each resident, are generally intended to cover all inpatient services for Medicare patients, including routine nursing care, most capital-related costs associated with the inpatient stay and ancillary services, such as respiratory therapy, occupational and physical therapy, speech therapy and certain covered drugs.

        In response to widespread healthcare industry concern about the reductions in payments under the BBA, the federal government enacted the Balanced Budget Refinement Act of 1999 ("BBRA"). The BBRA increased the per diem reimbursement rates for certain high acuity patients by 20% from April 1, 2000 until CMS refined the RUGs used to determine the daily payment for beneficiaries in SNFs in the 2006 fiscal year. The BBRA also imposed a two-year moratorium on the annual cap mandated by the BBA on physical, occupational and speech therapy services provided to a patient by outpatient rehabilitation therapy providers, including Part B covered therapy services in SNFs. Although extended multiple times by Congress, relief from the BBA therapy caps expired on December 31, 2009.

        Under its final rule updating LTC-DRGs for the 2007 fiscal year, CMS reduced reimbursement of uncollectible Medicare coinsurance amounts for all beneficiaries (other than beneficiaries of both Medicare and Medicaid) from 100% to 70% for SNF cost reporting periods beginning on or after October 1, 2005 and set forth various options for classifying and weighting patients transferred to a SNF after a hospital stay less than the mean length of stay associated with that particular diagnosis-related group.

        Under its final rule updating SNF PPS for the 2010 fiscal year, CMS recalibrated the case-mix indices for RUGs used to determine the daily payment for beneficiaries in SNFs and implemented the RUG-IV classification model for SNFs for the 2011 fiscal year. However, the Affordable Care Act delayed the implementation of RUG-IV for one year, and CMS subsequently modified the implementation schedule in its notice updating SNF PPS for the 2011 fiscal year.

        In its final rule updating the Medicare physician fee schedule for the 2012 calendar year, CMS set a $1,880 cap on physical therapy and speech language pathology services and a separate $1,880 cap on occupational therapy services, including therapy provided in SNFs, both without an exceptions process. However, in January 2013, the Middle Class Tax Relief and Job Creation Act of 2012 (Pub. L. No. 112-96) was enacted to lift the caps on therapy services and require a manual review process for those exceptions for which the beneficiary therapy services exceed $3,700 in a year. The Pathway for SGR Reform Act maintained the status quo for outpatient therapy services by extending the exceptions process for outpatient therapy caps through March 31, 2014.

        On August 4, 2014, CMS released its final rule updating SNF PPS for the 2015 fiscal year (October 1, 2014 through September 30, 2015). Under the final rule, the SNF PPS standard federal payment rate will increase by 2.0% in fiscal year 2015, reflecting a 2.5% increase in the market basket index, less a 0.5% productivity adjustment mandated by the Affordable Care Act. CMS estimates that net payments to SNFs as a result of the final rule will increase by approximately $750 million in fiscal year 2015.

        On August 4, 2015, CMS released its final rule updating SNF PPS for the 2016 fiscal year (October 1, 2015 through September 30, 2016). Under the final rule, the SNF PPS standard federal payment rate would increase by 1.2% in fiscal year 2016, reflecting a 2.3% increase in the market basket index, less a 0.5% productivity adjustment mandated by the Affordable Care Act. CMS estimates that net payments to SNFs as a result of the proposed rule will increase by approximately $430 million in fiscal year 2016. On October 5, 2015, CMS published a correction to the final rule correcting the calculations of certain wage rates in selected areas for SNFs and typographical errors. The overall rate increase of 1.2% remains unchanged.

  SNF Medicaid Reimbursement

        Approximately two-thirds of all SNF residents are dependent on Medicaid. Medicaid reimbursement rates, however, typically are less than the amounts charged by the operators of our SNFs. Although the federal government and the states share responsibility for financing Medicaid, states have a wide range of discretion, within certain federal guidelines, to determine eligibility and reimbursement methodology. In addition, federal legislation limits an operator's ability to withdraw from the Medicaid program by restricting the eviction or transfer of Medicaid residents. As state budget pressures continue to escalate and in an effort to address actual or potential budget shortfalls, many state legislatures have enacted or proposed reductions to Medicaid expenditures by implementing "freezes" or cuts in Medicaid rates paid to providers, including hospitals and SNFs, or by restricting eligibility and benefits.

        In the Deficit Reduction Act of 2005 (Pub. L. No. 109 171), Congress made changes to the Medicaid program that were estimated to result in $10 billion in savings to the federal government over the five years following enactment of the legislation, primarily through the accounting practices some states use to calculate their matched payments and revising the qualifications for individuals who are eligible for Medicaid benefits. The changes made by CMS's final rule updating SNF PPS for the 2006 fiscal year were also anticipated to reduce Medicaid payments to SNF operators, and as part of the Tax Relief and Health Care Act of 2006 (Pub. L. No. 109-432), Congress reduced the ceiling on taxes that states may impose on healthcare providers and that would qualify for federal financial participation under Medicaid by 0.5%, from 6% to 5.5%, until October 1, 2011. However, it was anticipated that this reduction would have a negligible effect, impacting only those states with taxes in excess of 5.5%.

        The American Recovery and Reinvestment Act of 2009 (Pub. L. No. 111-5) (the "Recovery Act"), in contrast, temporarily increased federal payments to state Medicaid programs by $86.6 billion through, among other things, a 6.2% increase in the federal share of Medicaid expenditures across the board, with additional funds available depending on a state's federal medical assistance percentage and unemployment rate. Though the Medicaid federal assistance payments were originally expected to expire on December 31, 2010, the President's fiscal year 2011 budget extended those payments through June 30, 2011. The Recovery Act also requires states to promptly pay nursing facilities under their Medicaid program, and precludes states, as a condition of receiving the additional funding, from heightening their Medicaid eligibility requirements.

        We expect more states to adopt significant Medicaid rate freezes or cuts or other program changes as their reimbursement methodologies continue to evolve. In addition, the U.S. government may revoke, reduce or stop approving "provider taxes" that have the effect of increasing Medicaid payments to the states. We cannot predict the impact that any such actions would have on our SNF operators, nor can we assure you that payments under Medicaid are now or in the future will be sufficient to fully reimburse those operators for the cost of providing skilled nursing services. Severe and widespread Medicaid rate cuts or freezes could materially adversely affect our SNF operators, which, in turn, could adversely affect their ability to satisfy their contractual obligations, including making rental payments under and otherwise complying with the terms of our leases.

  State Medicaid Reimbursement: Texas

        In August 2015, CMS and the THHC began a three-year federal/state partnership to better serve Dual Eligible individuals. THHC entered into agreements with several MMPs with the following goals: minimize cost sharing; align incentives; streamline the process for providers; and improve the quality of care. The program, which commenced in August 2015, covers Dual Eligible individuals located in six of Texas' most populous counties, and two to three MMPs are assigned to each county. Eligible individuals will be passively enrolled and assigned to an MMP, unless they opt out.

        Notably, under the terms of the agreements with the MMPs, skilled nursing services may be provided without a preceding stay in an acute care hospital as long as the stay was authorized by the MMP prior to the stay and the care is clinically appropriate. In addition, patients can be moved from Medicaid to Medicare without sending the patient to an acute care hospital. Potential risks of this program, however, are disruptions in reimbursement payments, complex billing procedures, greater negotiation of service rates that currently mirror RUGs levels and reduced length of stays for skilled nursing services over time.

        While we regularly assess the ability of our operators in Texas and elsewhere to be able to operate profitably under these and other new rules, we cannot assure you that the current rules or future changes to state Medicaid programs will not materially adversely affect our operators in Texas, which, in turn, could have a Material Adverse Effect on us.

Environmental Regulation

        As an owner of real property, we are subject to various federal, state and local environmental and health and safety laws and regulations. These laws and regulations address various matters, including asbestos, fuel oil management, wastewater discharges, air emissions, medical wastes and hazardous wastes. The costs of complying with these laws and regulations and the penalties for non-compliance can be substantial. For example, although we do not operate or manage our properties, we may be held primarily or jointly and severally liable for costs relating to the investigation and clean-up of any property from which there has been a release or threatened release of a regulated material as well as other affected properties, regardless of whether we knew of or caused the release. In addition to these costs, which are typically not limited by law or regulation and could exceed the property's value, we could be liable for certain other costs, including governmental fines and injuries to persons, property or natural resources.

        Under the terms of our lease agreements, we generally have a right to indemnification by the tenants of our properties for any contamination caused by them. However, we cannot assure you that our tenants will have the financial capability or willingness to satisfy their respective indemnification obligations to us, and any failure, inability or unwillingness to do so may require us to satisfy the underlying environmental claims.

        In some cases, we have agreed to indemnify our tenants against any environmental claims (including penalties and clean-up costs) resulting from any condition arising in, on or under, or relating to, the leased properties at any time before the applicable lease commencement date, unless the tenant or operator contributed to the condition.

Legal Proceedings

        We are involved from time to time in various legal proceedings that arise in the ordinary course of our business, including, but not limited to commercial disputes, environmental matters and litigation in connection with transactions including acquisitions and divestitures. We believe that such litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

        Our tenants and, in some cases, their affiliates may be required by the terms of their leases and other agreements with us to indemnify, defend and hold us harmless against certain actions, investigations and claims arising in the ordinary course of their business and related to the operations of our properties. In addition, third parties from whom we acquired certain of our assets and, in some cases, their affiliates may be required by the terms of the related conveyance documents to indemnify, defend and hold us harmless against certain actions, investigations and claims related to the acquired assets and arising prior to our ownership or related to excluded assets and liabilities. In some cases, a portion of the purchase price consideration is held in escrow for a specified period of time as collateral for these indemnification obligations. We cannot provide any assurance that our tenants, their affiliates or other obligated third parties will defend us in any such matters, that our tenants, their affiliates or other obligated third parties will have sufficient assets, income and access to financing to enable them to satisfy their defense and indemnification obligations to us or that any purchase price consideration held in escrow will be sufficient to satisfy claims for which we are entitled to indemnification.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

        The following is a discussion of certain of our investment, financing and other policies. These policies may be amended or revised from time to time at the discretion of the CCP board of directors without a vote of CCP stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

        Our investment objectives are to grow our cash flows, provide quarterly cash dividends and maximize the value of our properties. We invest primarily in SNFs, but we may selectively invest in specialty hospitals and seniors housing. Our properties are currently located in 38 states, but we intend to seek investments in other geographic areas throughout the United States.

        Our board of directors has not specified any limitations on the percentage of our total assets that we may invest in any particular type of healthcare property or real estate interest. We expect to fund our future investments, in whole or in part, with cash flow from our operations, borrowings under our Revolver, mortgage indebtedness or the proceeds from issuances of common stock, preferred stock, debt or other securities. Our board of directors also has not specified any limitations on the number or amount of mortgages that may be placed on any property. As we acquire additional healthcare properties, we expect to enter into triple-net leases with other healthcare operators. Our investment and financing policies and objectives are subject to change from time to time at the discretion of our board of directors without a vote of stockholders.

Investments in Real Estate Mortgages

        Although our portfolio consists primarily of owned real property, we may invest in mortgages and other types of real estate interests consistent with our qualification as a REIT. Subject to restrictions under the Credit Agreement, future investments may include secured and unsecured loans made to SNF operators or with respect to SNF assets, as well as mortgages, mezzanine debt and other securities issued by, or joint ventures with, REITs or other entities that own or operate healthcare real estate consistent with our investment objectives. Our board of directors has not specified any limitations on the proportion of our assets that may be invested in any type of mortgage or any single mortgage.

Investments in Securities of or Interests in Entities Primarily Engaged in Real Estate Activities and Other Issuers

        Subject to the gross income and asset requirements required for REIT qualification and restrictions under the Credit Agreement, we may, but do not presently intend to, invest in securities of entities engaged in real estate activities or securities of other issuers (normally partnership interests, limited liability company interests or other joint venture interests in special purpose entities owning properties), including for the purpose of exercising control over such entities. We may acquire some, all or substantially all of the securities or assets of other REITs or entities that own or operate healthcare real estate where such investment would be consistent with our investment policies and the REIT requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests we must meet in order to qualify as a REIT under the Code. In any event, we do not intend that our investments in securities will require us to register as an "investment company" under the Investment Company Act of 1940 (the "Investment Company Act"), and we would generally divest appropriate securities before any such registration would be required.

Other Policies

        We may, but do not presently intend to, make investments other than as previously described. We may offer shares of our common stock or other equity or debt securities in exchange for cash or property and to repurchase or otherwise acquire shares of our common stock or other equity or debt securities in exchange for cash or property. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors without the need for stockholder approval. See "Description of Our Capital Stock." We have not engaged in trading, underwriting or the agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in a manner consistent with the REIT requirements of the Code unless, because of business circumstances or changes in the Code (or the Treasury regulations promulgated thereunder), our board of directors determines that it is no longer in our best interests for us to qualify as a REIT. We intend to make investments in such a way that we will not be treated as an "investment company" under the Investment Company Act. Our policies with respect to such activities may be reviewed and modified from time to time by our board of directors without notice to or the vote of our stockholders.

Financing Policies

        We expect to employ leverage in our capital structure in amounts that we determine from time to time. We intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. Our charter and bylaws do not limit the amount of debt that we may incur, and our board of directors has not adopted a policy limiting the total amount of debt that we may incur or restricting the form of our indebtedness (including secured or unsecured debt, recourse or non-recourse debt, cross collateralized debt, etc.). We may from time to time modify our leverage profile in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

        To the extent that our board of directors or management determines that it is necessary to raise additional capital, we may, without stockholder approval, borrow under our Facility, issue debt or equity securities, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes), assume secured indebtedness, obtain mortgage financing on a portion of our owned properties, engage in joint ventures, issue other types of securities, or employ a combination of these methods.

Lending Policies

        We do not have a policy limiting our ability to make loans to other persons. Subject to REIT qualification rules and restrictions under the Credit Agreement, we may make loans to third parties. We also may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold or we may consider making loans to joint ventures in which we or they participate or may participate in the future. We have not engaged in any significant lending activities in the past nor do we currently intend to in the future. We may choose to guarantee the debt of certain joint ventures with third parties. Consideration for those guarantees may include, but are not limited to, fees, long-term management contracts, options to acquire additional ownership and promoted equity positions. Our board of directors may, in the future, adopt a lending policy without notice to or the vote of our stockholders.

Reporting Policies

        Generally speaking, we intend to make available to our stockholders audited annual financial statements and annual reports. We are subject to the information reporting requirements of the Exchange Act, pursuant to which we are required to file periodic reports, proxy statements and other information, including audited financial statements, with the SEC. See "Where You Can Find More Information."

Conflicts of Interest Policies

        We have adopted policies designed to reduce or eliminate potential conflicts of interest, governance principles governing our affairs and those of the board of directors, and written charters for each of the standing committees of the board of directors.

        Our Guidelines on Governance provide that a director who holds a significant financial interest or a directorial, managerial, employment, consulting or other position with Ventas, will not be required to recuse himself or herself from any CCP board discussion of, and/or refrain from voting on, any matter that may involve or affect the relationship between CCP and Ventas unless the independent Chairman of the Board or Presiding Director, as applicable, of CCP shall determine, on a case-by-case basis, that such recusal and/or refrainment will be appropriate. If the independent Chairman of the Board or Presiding Director, as applicable, owns such a financial interest or holds such a position in Ventas, such determination shall be made by a majority of the directors who do not own a significant financial interest in, or hold a directorial, managerial, employment, consulting or other position, in Ventas. In addition, our Guidelines on Governance provide that if any of our directors who is also a director, officer or employee of Ventas acquires knowledge of a corporate opportunity or is otherwise offered a corporate opportunity (provided that this knowledge was not acquired solely in such person's capacity as a director of our company and such person acts in good faith), then to the fullest extent permitted by law, such person is deemed to have fully satisfied such person's fiduciary duties owed to us and is not liable to us if Ventas, or its affiliates, pursues or acquires the corporate opportunity, or if such person did not present the corporate opportunity to us.

        In addition, we have a Global Code of Ethics and Business Conduct, which applies to all of our officers, directors and employees. At least a majority of the members of our board of directors, Nominating and Governance Committee (the "Nominating Committee"), Audit and Compliance Committee ("Audit Committee") and Compensation Committee must qualify as independent under the listing standards for NYSE companies. Any transaction between us and any officer, director, 5% stockholder or any of their immediate family members must be approved pursuant to our Policy on Transactions with Related Persons.

 MANAGEMENT

Executive Officers

        The following table sets forth information regarding individuals who serve as our executive officers as of December 31, 2015:

Name	Age	Title
Raymond J. Lewis	51	Chief Executive Officer
Kristen M. Benson	42	Executive Vice President, General Counsel and Corporate Secretary
Timothy A. Doman	50	Executive Vice President and Chief Operating Officer
Lori B. Wittman	57	Executive Vice President and Chief Financial Officer

        Raymond J. Lewis.    Mr. Lewis has been our Chief Executive Officer since the separation. Previously, he served as President of Ventas from 2010 to 2015, as Ventas's Executive Vice President and Chief Investment Officer from 2006 to 2010 and as Senior Vice President and Chief Investment Officer of Ventas from 2002 to 2006. Prior to joining Ventas in 2002, he was managing director of business development for GE Capital Healthcare Financial Services, a division of General Electric Capital Corporation ("GECC"), which is a subsidiary of General Electric Corporation, where he led a team focused on mergers and portfolio acquisitions of healthcare assets. Before that, Mr. Lewis was Executive Vice President of Healthcare Finance for Heller Financial, Inc. (which was acquired by GECC in 2001), where he had primary responsibility for healthcare lending. He is Chairman Emeritus of the National Investment Center for the Seniors Housing & Care Industry. Mr. Lewis is also a member of the Executive Board of the American Seniors Housing Association where he serves as Vice Chair on the Executive Committee. He is a graduate of the University of Wisconsin.

        Kristen M. Benson.    Ms. Benson has been our Executive Vice President, General Counsel and Corporate Secretary since the separation. Previously, she served as Ventas's Senior Vice President, Associate General Counsel and Corporate Secretary from 2014 to 2015, as Vice President, Associate General Counsel and Corporate Secretary of Ventas from 2012 to 2014, as Vice President and Senior Securities Counsel of Ventas from 2007 to 2012 and as Senior Securities Counsel of Ventas from 2004 to 2007. Before joining Ventas, Ms. Benson was an associate at the law firm of Sidley Austin LLP in Chicago, Illinois, where her principal practice areas were securities, mergers and acquisitions and corporate finance. She received her J.D. from the University of Virginia School of Law and her B.B.A. summa cum laude in Finance and Computer Applications from the University of Notre Dame. Ms. Benson is admitted to the Bar in Illinois and currently serves on the Legal Advisory Board of World Business Chicago and as a member of the Association of Corporate Counsel, the Society of Corporate Secretaries and Governance Professionals and NAREIT.

        Timothy A. Doman.    Mr. Doman has been our Executive Vice President and Chief Operating Officer since the separation. Previously, he served as Ventas's Senior Vice President and Chief Portfolio Officer from 2012 to 2015, as Senior Vice President, Asset Management of Ventas from 2007 to 2012 and as Vice President, Asset Management of Ventas from 2002 to 2007. Before joining Ventas, Mr. Doman was a senior asset manager for GE Capital Real Estate, where he managed a commercial real estate equity and loan portfolio. Before that, he was Vice President of Asset Management at Kemper Corporation and a senior appraiser for Arthur Andersen & Co. Mr. Doman received his B.B.A. in Real Estate and Finance from the University of Wisconsin and an M.B.A. in Finance from Indiana University.

        Lori B. Wittman.    Ms. Wittman has been our Executive Vice President and Chief Financial Officer since the separation. Previously, she served as Ventas's Senior Vice President, Capital Markets and Investor Relations from 2013 to 2015 and as Vice President, Capital Markets and Investor Relations of Ventas from 2011 to 2013. From 2006 to 2011, she was the Chief Financial Officer and Managing

Principal of Big Rock Partners, a real estate private equity firm with over $500 million of assets under management at its peak. Prior to that, she served as Senior Vice President and Treasurer for General Growth Properties, Inc. and held various capital markets and finance positions with Heitman, Homart Development Company, Citibank and Mellon Bank. Ms. Wittman received a B.A. in Geography and Sociology from Clark University, a Masters in City Planning from the University of Pennsylvania and an M.B.A. from the University of Chicago. She serves on the board of directors of IMH Financial Inc. (where she has been a member since July 2014) and is a member of the audit committee and chairs the compensation committee.

Board of Directors

        The following table sets forth information with respect to those persons who serve on our board of directors as of December 31, 2015:

Name	Age	Title
Douglas Crocker II	75	Non-Executive Chairman of the Board
John S. Gates, Jr.	61	Director
Ronald G. Geary	68	Director
Raymond J. Lewis	51	Director
Jeffrey A. Malehorn	54	Director
Dale A. Reiss	67	Director
John L. Workman	64	Director

        We expect that Douglas Crocker II will continue to serve on the Ventas board of directors for less than one year in order to provide continuity on a transitional basis. Our directors are elected annually at each annual meeting of stockholders. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.

        Douglas Crocker II.    Mr. Crocker is currently Managing Partner of DC Partners LLC, a firm that invests in and develops apartment properties, where he previously served as principal from 2003 to 2006. From 2006 to 2014, Mr. Crocker was the Chairman and Chief Investment Officer of Pearlmark Multifamily Partners, L.L.C., a commercial real estate firm. From 1993 to 2003, he was the President, Chief Executive Officer and a trustee of Equity Residential, a prominent multifamily REIT, most recently serving as Vice Chairman of the Board. With more than 40 years of real estate experience, Mr. Crocker is currently a director of Ventas and a trustee of Acadia Realty Trust (NYSE: AKR), a shopping center REIT. He serves on the Advisory Board of the DePaul University Real Estate School and is a member of the Board of Trustees of Milton Academy and the National Multi Housing Counsel. During the last five years, Mr. Crocker has also served on the boards of directors of CYS Investments, Inc. (NYSE: CYS) (2007-2015), Post Properties, Inc. (NYSE: PPS) (2004-2012) and Associated Estates Realty Corporation (formerly NYSE, NASDAQ: AEC) (2014-2015). He is a former member of the Board of Governors of NAREIT. Mr. Crocker is a successful, well-respected and recognized leader in the real estate industry, with extensive executive experience and strong skills in corporate finance, mergers and acquisitions, strategic planning, public company executive compensation and corporate governance.

        John S. Gates, Jr.    Mr. Gates has been Chairman and Chief Executive Officer of PortaeCo, LLC, a private investment company, since 2006. In 1984, Mr. Gates co-founded CenterPoint Properties Trust (NYSE: CNT) ("CenterPoint"), the United States' first publicly traded industrial REIT, and served as its Co-Chairman and Chief Executive Officer for the next 22 years. From 2010 to 2014, Mr. Gates was Chairman of the Board of the Regional Transportation Authority, which oversees all rail, bus, subway, elevated and other forms of public transit in the six county metropolitan Chicago region. Prior to that, he served as Chairman of the Board and Chairman of the Finance Committee of the Metropolitan Pier and Exposition Authority, which owns and operates Chicago's McCormick Place and Navy Pier. Mr. Gates began his career as an Assistant to Governor James R. Thompson of Illinois. In 1979, he joined CB/Richard Ellis, and in 1981, he co-founded the Chicago office of Jones Lang Wootton (now Jones Lang LaSalle (NYSE: JLL)), a global commercial property investment firm. Mr. Gates was named "Outstanding REIT CEO" by Realty Stock Review in their annual survey of institutional investors for the six consecutive years prior to the sale of CenterPoint in 2006. He currently serves on the board of trustees of DCT Industrial Trust (NYSE: DCT), a warehouse/industrial property REIT, and the boards of directors of Davis Funds (NYSE: NYVTX), a group of retail and industrial mutual funds, and Miami Corporation. Mr. Gates is a former member of the executive committee of NAREIT and is an active member of the Commercial Club of Chicago, Economics Club of Chicago, World President's Organization and the Urban Land Institute. He earned a Bachelor of Science degree in Economics and Philosophy from Trinity College. Mr. Gates is a highly regarded and recognized leader in the real estate industry, with extensive experience in public REITs and strong skills in corporate finance, operations, property management and project development, government relations, strategic planning and other public company matters.

        Ronald G. Geary.    Mr. Geary has been President of Ellis Park Race Course, Inc., a thoroughbred racetrack in Henderson, Kentucky, since 2006. He previously served as President of Res-Care, Inc. (formerly NASDAQ: RSCR) ("ResCare"), a provider of residential training and support services for persons with developmental disabilities and certain vocational training services from 1990 to 2006 and as its Chief Executive Officer from 1993 to 2006. Before he was named Chief Executive Officer, Mr. Geary was Chief Operating Officer of ResCare from 1990 to 1993. During the last five years, Mr. Geary has also served on the boards of directors of ResCare (1990-2010) and Ventas (1998-2015). Mr. Geary is an attorney and certified public accountant, with extensive executive experience in the healthcare industry and strong skills in corporate finance, law, government relations, mergers and acquisitions and strategic planning.

        Raymond J. Lewis.    Mr. Lewis's biographical information is set forth above under "—Executive Officers." Mr. Lewis has substantial executive experience, leadership ability and a proven record of accomplishment, with strong skills in real estate finance and operations, acquisitions, dispositions and investments, capital markets, strategic planning and other public company matters.

        Jeffrey A. Malehorn.    Mr. Malehorn has been President and Chief Executive Officer of World Business Chicago, a public-private partnership between the City of Chicago and the business community focused on economic development, since 2013. Previously, Mr. Malehorn had a 28-year career at General Electric Corporation, a diversified infrastructure and financial services company, where he served as President and CEO of GE Capital, Commercial Distribution Finance from 2009 to 2012 and as President and CEO of GE Capital Healthcare Financial Services from 2004 to 2008. He also served as President and CEO of GE Commercial Finance's Global Financial Restructuring Business from 2002 to 2004. Additionally, Mr. Malehorn served as Corporate Citizenship leader for GE Chicago and as the Co-Leader for GE Capital America's Commercial Council. He was named a GE Company Officer in 2001. From 1991 to 2001, he was a leader at GE Capital Real Estate, where he founded and led the Senior Living & Hospitality Financing business unit from 1993 to 1995, led the debt and equity origination business nationally from 1997 to 1998 and was the European platform leader from 1999 to early 2002. Mr. Malehorn is the outgoing chairman of the board of the Metropolitan Chicago American Heart Association, and he serves on the boards of Junior Achievement and the Greater Chicago Food Depository and was a founding Midwest Board member for BuildOn. He is a graduate of Penn State University. Mr. Malehorn is an experienced global leader in the financial services industry and has substantial executive experience and strong skills in portfolio and operations management, enterprise risk management, business development and process improvement.

        Dale A. Reiss.    Ms. Reiss has been Managing Director of Artemis Advisors, LLC, a real estate restructuring and consulting firm, since 2008 and Chairman of Brock Real Estate, LLC, a boutique investment bank, since 2010. Previously, Ms. Reiss worked at Ernst & Young LLP, serving as Senior Advisor to the Global Real Estate Center from 2008 to 2011, and as Senior Partner, Global and Americas Director of the real estate, hospitality and construction practices, from 1999 to 2008. She is currently a director of iStar Financial Inc. (NYSE: STAR), Tutor Perini Corporation (NYSE: TPC) and CYS Investments, Inc. (NYSE: CYS), a specialty finance company that primarily invests in agency residential mortgage-backed securities, and she serves on the boards of Educational Housing Services, Inc., the Guttmacher Institute and the Police Pension Board (City of Sanibel, FL). During the last five years, Ms. Reiss has also served on the boards of directors of Post Properties, Inc. (NYSE: PPS) (2008-2013) and Pension Real Estate Association. She earned an M.B.A. in Finance and Statistics from the University of Chicago and a B.S. in Economics and Accounting from the Illinois Institute of Technology. Ms. Reiss is a certified public accountant, with extensive knowledge of global strategic, financial and technological management, investment and governance issues with comprehensive experience with public and private companies in many industries, including real estate, construction and banking and financial services.

        John L. Workman.    Mr. Workman served as Chief Executive Officer of Omnicare, Inc. (formerly NYSE: OCI) ("Omnicare"), a provider of comprehensive pharmaceutical solutions, from 2012 to 2014. Prior to that, he was President of Omnicare from 2011 to 2012 and Chief Financial Officer of Omnicare from 2009 to 2011. From 2004 to 2009, Mr. Workman served as Executive Vice President and Chief Financial Officer of HealthSouth Corporation (NYSE: HLS) ("HealthSouth"). Prior to joining HealthSouth, he served as Chief Executive Officer and as Chief Operating Officer and Chief Financial Officer of U.S. Can Corporation, a manufacturer of steel and plastic containers for various purposes, during his six-year tenure at U.S. Can Corporation. Before that, he spent more than 14 years with Montgomery Ward & Company, Inc., serving in various capacities, including Chief Financial Officer and Chief Restructuring Officer. Mr. Workman serves as a director of ConMed Corporation (NASDAQ: CNMD), an international manufacturer of equipment and disposables for orthopedic and other general lines of surgery, Federal Signal Corporation (NYSE: FSS), a global designer and manufacturer of environmental and safety solutions, and Universal Hospital Services (NYSE: UHS), one of the nation's largest hospital companies. During the last five years, he has also served on the boards of directors of APAC Customer Service (NASDAQ: APAC) (2008-2011) and Omnicare (2012-2014). Mr. Workman began his career with the public accounting firm KPMG LLP, where he was a partner. He earned an M.B.A. from the University of Chicago and a bachelor's degree in Accounting from Indiana University. Mr. Workman is a certified public accountant with substantial executive experience in the healthcare industry and has strong skills in capital markets, strategic planning and other public company matters.

Director Independence

        Our board has determined that each of our directors, other than Mr. Lewis, is "independent" as defined by the rules of the NYSE and the Guidelines on Governance adopted by the board of directors. Our board of directors has established categorical standards to assist it in making its determination of director independence. These standards provide that no director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the company or its subsidiaries (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company or any of its subsidiaries). In making this determination, the board of directors shall consider all relevant facts and circumstances, including the following standards:

  •
  a director is not independent if the director is, or has been within the last three years, an employee of CCP, or an immediate family member is, or has been within the last three years, an executive officer of CCP;

  •
  a director is not independent if the director has received, or has an immediate family member who has received, during any 12-month period within the last three years, more than $120,000 in direct compensation from CCP, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), and other than amounts received by an immediate family member for service as an employee (other than an executive officer);

  •
  a director is not independent if (A) the director is a current partner or employee of a firm that is CCP's internal or external auditor; (B) an immediate family member of the director is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on CCP's audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on CCP's audit within that time;

  •
  a director is not independent if the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the present executive officers of CCP at the same time serves or served on that company's compensation committee; and

  •
  a director is not independent if the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, CCP for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

        Our board of directors assesses on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nomination Committee, will make a determination as to which members are independent. References to "CCP" above include any subsidiary in a consolidated group with CCP. The terms "immediate family member" and "executive officer" above have the same meanings specified for such terms in the NYSE listing standards.

Committees of the Board of Directors

        Our board of directors has the following standing committees: an Audit Committee, a Compensation Committee, an Executive Committee, an Investment Commitment and a Nominating Committee.

        Audit Committee.    Mr. Crocker, Mr. Gates and Mr. Geary are the members of the board's Audit Committee. Mr. Geary is the Audit Committee Chairman. The board of directors has determined that each Audit Committee member is an "audit committee financial expert" for purposes of the rules of the SEC. In addition, the board of directors has determined that each member of the Audit Committee is independent, as defined by the rules of the NYSE, Section 10A(m)(3) of the Exchange Act, and in accordance with our Guidelines on Governance. The Audit Committee meets at least quarterly and assists the board of directors in fulfilling its oversight responsibilities by reviewing and reporting to the board of directors on our accounting and financial reporting practices and the audit process, the quality and integrity of the company's financial statements, the independent auditors' qualifications, independence and performance, the performance of the company's internal audit function and internal auditors, and certain areas of legal and regulatory compliance.

        Compensation Committee.    Ms. Reiss, Mr. Malehorn and Mr. Workman are the members of the board's Compensation Committee. Ms. Reiss is the Compensation Committee Chairman. The board of directors has determined that each member of the Compensation Committee is independent, as defined by the rules of the NYSE, Rule 10C-1 of the Exchange Act and in accordance with our Guidelines on Governance. In addition, the members of the Compensation Committee qualify as "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act and as "outside directors" for purposes of Section 162(m) of the Code. The Compensation Committee assists the board of directors in carrying out the board's responsibilities relating to the compensation of our executive officers. This committee also reviews, approves, and administers the incentive compensation plans in which any executive officer of CCP participates and all of our equity-based plans. The Compensation Committee has the sole authority, under its charter, to select, retain, and/or terminate independent compensation advisors. The Compensation Committee annually reviews and makes recommendations to the full board of directors regarding the amount and types of compensation that should be paid to our non-employee directors, to ensure that such pay levels remain competitive. In recommending director compensation, the Compensation Committee takes into account such factors as our size, industry characteristics, location and the practices of comparable companies.

        Executive Committee.    Mr. Crocker, Mr. Lewis, Mr. Malehorn and Ms. Reiss are the members of the board's Executive Committee. Mr. Crocker is the Executive Committee Chairman. The Executive Committee has the power to direct the management of our business and affairs in emergency situations during intervals between meetings of the board, except for matters specifically reserved for the board and its other committees.

        Investment Committee.    Mr. Crocker, Mr. Geary, Mr. Lewis and Mr. Malehorn are the members of the board's Investment Committee. Mr. Crocker is the Investment Committee Chairman. The Investment Committee reviews and approves proposed acquisitions and dispositions of properties and other investments meeting applicable criteria, in accordance with our investment policies.

        Nominating Committee.    Mr. Gates, Ms. Reiss and Mr. Workman are the members of the board's Nominating Committee. Mr. Gates is the Nominating Committee Chairman. The board of directors has determined that each member of the Nominating Committee is independent, as defined by the rules of the NYSE and in accordance with our Guidelines on Governance. The Nominating Committee assists the board of directors in identifying individuals qualified to become members of the board of directors (consistent with the criteria approved by our board of directors), recommending director candidates for our board of directors and its committees, developing and recommending Guidelines on Governance and a Global Code of Ethics and Business Conduct to our board of directors, and performing a leadership role in shaping our corporate governance.

        The board of directors has adopted a written charter for each of the Audit Committee, the Compensation Committee and the Nominating Committee. These charters have been posted on our website in connection with the separation.

Compensation Committee Interlocks and Insider Participation

        During the fiscal year ended December 31, 2014, CCP was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as our executive officers were made by Ventas. During the fiscal year ended December 31, 2015, decisions as to the compensation of those who currently serve as our executive officers were made both by Ventas and by the Compensation Committee, and none of our executive officers served as either a member of the board of directors or the compensation committee of any other company that has any executive officers serving as a member of our board of directors or Compensation Committee.

Corporate Governance

Stockholder Recommendations for Director Nominees

        Our bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the board of directors. The board of directors has adopted a policy concerning the evaluation of stockholder recommendations of board candidates by the Nominating Committee.

Guidelines on Governance and Global Code of Ethics and Business Conduct

        We have adopted a set of Guidelines on Governance that reflect the fundamental corporate governance principles by which the board of directors and its committees operate. These guidelines set forth general practices the board of directors and its committees follow with respect to structure, function, organization, composition and conduct. These guidelines will be reviewed at least annually by the Nominating Committee and will be updated periodically in response to changing regulatory requirements, evolving corporate governance practices, input from our stockholders and otherwise as circumstances warrant.

        Each of our directors and employees, including our Chief Executive Officer and our Chief Financial Officer, as well as each director and officer of any subsidiaries, is required to comply with our Global Code of Ethics and Business Conduct, which establishes legal and ethical standards for conducting our business. Our Global Code of Ethics and Business Conduct covers all significant areas of professional conduct, including employment practices, conflicts of interest, unfair or unethical use of corporate opportunities, protection of confidential information and other company assets, compliance with applicable laws and regulations, political activities and other public policy matters, and proper and timely reporting of financial results.

        Our Guidelines on Governance and Global Code of Ethics and Business Conduct are available on our website at www.carecapitalproperties.com. We will also provide a copy of our Guidelines on Governance or our Global Code of Ethics and Business Conduct, without charge, upon request to our Corporate Secretary at Care Capital Properties, Inc., 353 North Clark Street, Suite 2900, Chicago, Illinois 60654. Waivers from, and amendments to, our Global Code of Ethics and Business Conduct that apply to our Chief Executive Officer, Chief Financial Officer or persons performing similar functions will be timely posted on our website at www.carecapitalproperties.com.

Communicating with the Board of Directors

        Our Guidelines on Governance include procedures by which stockholders and other interested parties may communicate directly with our board of directors or any director on board-related issues by writing to Board of Directors, c/o Corporate Secretary, Care Capital Properties, Inc., 353 North Clark Street, Suite 2900, Chicago, Illinois 60654 or bod@carecapitalproperties.com. Additionally, stockholders and other parties interested in communicating directly with the Chairman of the Board or with the independent directors as a group may do so by writing to Chairman of the Board, Care Capital Properties, Inc., 353 North Clark Street, Suite 2900, Chicago, Illinois 60654 or independentbod@carecapitalproperties.com. Communications addressed to the board of directors or individual members of the board will be screened by our Corporate Secretary for appropriateness before being distributed to the board of directors, or to any individual director or directors, as applicable.

Director Qualification Standards

        Our Guidelines on Governance set forth the process by which the Nominating Committee identifies and evaluates nominees for board membership. In accordance with this process, the

Nominating Committee annually considers and recommends to the board a slate of directors for election at the next annual meeting of stockholders. In selecting this slate, the Nominating Committee considers: incumbent directors who have indicated a willingness to continue to serve on our board; candidates, if any, nominated by our stockholders; and other potential candidates identified by the Nominating Committee. Additionally, if at any time during the year a seat on the board becomes vacant or a new seat is created, the Nominating Committee considers and recommends to the board a candidate for appointment to fill the vacant or newly created seat.

        The Nominating Committee considers different perspectives, skill sets, education, ages, genders, ethnic origins and business experience in its annual nomination process, although it is not expected to establish a formal policy regarding diversity in identifying potential director candidates. In general, the Nominating Committee seeks to include on our board a complementary mix of individuals with diverse backgrounds, knowledge and viewpoints reflecting the broad set of challenges that the board will confront without representing any particular interest group or constituency. The Nominating Committee regularly reviews the size and composition of the board in light of our changing requirements and seeks nominees who, taken together as a group, possess the skills and expertise appropriate for an effective board. In evaluating potential director candidates, the Nominating Committee considers, among other factors, the experience, qualifications and attributes listed below and any additional characteristics that it believes one or more directors should possess, based on an assessment of the needs of our board at the time. Our Guidelines on Governance provide that, in general, nominees for membership on the board should:

  •
  have demonstrated management or technical ability at high levels in successful organizations;

  •
  be currently employed in positions of significant responsibility and decision making;

  •
  have experience relevant to our operations, such as real estate, REITs, healthcare, finance or general management;

  •
  be well-respected in their business and home communities;

  •
  have time to devote to board duties; and

  •
  be independent from us and not related to our other directors or employees.

        In addition, our directors are expected to be active participants in governing our enterprise, and the Nominating Committee will look for certain characteristics common to all board members, including integrity, independence, leadership ability, constructive and collegial personal attributes, candor and the ability and willingness to evaluate, challenge and stimulate.

        No single factor or group of factors will necessarily be dispositive of whether the Nominating Committee recommends a candidate. The Nominating Committee considers and applies these same standards in evaluating individuals recommended for nomination to our board by our stockholders in accordance with the procedures that are prescribed in our bylaws. The board's satisfaction of these criteria is implemented and assessed through ongoing consideration of directors and nominees by the Nominating Committee and the board, as well as the board's annual self-evaluation process.

        We expect that, from time to time, we will retain search firms and other third parties to assist in identifying potential candidates based on specific criteria that we provide to them, including the qualifications described above.

Board Leadership Structure

        One of the key responsibilities of our board of directors is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Recognizing that no single approach to board leadership is universally accepted and that the appropriate leadership structure may differ depending on a company's size, industry, operations, history and culture, our board, led by the Nominating Committee, conducts an annual evaluation to determine the optimal leadership structure for our stockholders.

        Our bylaws and Guidelines on Governance provide the board with discretion to determine whether to separate or combine the roles of Chief Executive Officer and Chairman of the Board as part of its leadership structure evaluation. Douglas Crocker II serves as the independent Non-Executive Chairman of the Board.

        When the Chairman of the Board is not an independent director, our Guidelines on Governance require that the independent members of the board, after considering the recommendation of the Nominating Committee, annually select one independent director to serve as Presiding Director, whose specific responsibilities include, among other things, presiding at all meetings of the board at which the Chairman is not present, including executive sessions and all other meetings of the independent directors. The Presiding Director will also serve as liaison between the Chairman and the independent directors, approve information sent to the board and approve board meeting agendas and meeting schedules to assure that there is sufficient time for discussion of all agenda items. The Presiding Director will have authority to call meetings of the independent directors and, if requested by major stockholders, ensure that he is available for consultation and direct communication with stockholders. In addition, the Presiding Director will review with our General Counsel potential conflicts of interest and will have such other duties as may be assigned from time to time by the independent directors or the board.

Board's Role in Oversight of Risk Management

        While management has the primary responsibility for identifying and managing our exposure to risk, our board plays an active role in overseeing the processes we establish to assess, monitor and mitigate that exposure. The board, directly and indirectly through its committees, routinely discusses with management our significant enterprise risks and reviews the guidelines, policies and procedures we have in place to address those risks, such as our approval process for acquisitions, dispositions and other investments. At board and committee meetings, directors receive information and in-depth presentations from management and third-party experts and engage in comprehensive analyses and dialogue regarding specific areas of risk. This process enables the board to focus on the strategic, financial, operational, legal, regulatory and other risks that are most significant to us and our business in terms of likelihood and potential impact, and ensures that our enterprise risks are well understood, mitigated to the extent reasonable and consistent with the board's view of our risk profile and risk tolerance.

        In addition to the overall risk oversight function administered directly by the board, each of the Audit, Compensation, Investment and Nominating Committees exercises its own oversight related to the risks associated with the particular responsibilities of that committee:

  •
  the Audit Committee reviews financial, accounting and internal control risks and the mechanisms through which we assess and manage risk, in accordance with NYSE requirements, and has certain responsibilities with respect to our compliance programs, such as our Global Code of Ethics and Business Conduct;

  •
  the Compensation Committee evaluates whether our compensation policies and practices, as they relate to both executive officers and employees generally, encourage excessive risk-taking;

  •
  the Investment Committee is responsible for overseeing certain transaction-related risks, including the review of transactions in excess of certain thresholds or with existing tenants; and

  •
  the Nominating Committee focuses on risks related to corporate governance, board effectiveness and succession planning.

        The chairs of these committees report on such matters to the full board at each regularly scheduled board meeting and other times as appropriate. We believe that this division of responsibilities is the most effective approach for identifying and addressing the risks that we face.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters

        In accordance with the Sarbanes-Oxley Act, our Audit Committee has adopted procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

EXECUTIVE COMPENSATION

        We are an "emerging growth company," as defined in the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, exemptions from certain narrative and tabular disclosure obligations regarding executive compensation in registration statements, including the requirement to include a Compensation Discussion and Analysis.

General

        Prior to the separation, the CCP Business was not a separate subsidiary or division of Ventas. None of our executives were previously employed by the CCP Business or held positions that were specific to Ventas's post-acute/SNF portfolio or business, but instead were officers of Ventas and had broader responsibilities across Ventas's entire business. As such, the information included below reflects the compensation of our named executive officers for their service to CCP in 2015 and does not reflect their historical compensation from Ventas, which reflected compensation earned for their broader service to Ventas and not compensation relating to their service with respect to the CCP Business. Our named executive officers are our Chief Executive Officer and our other two most highly compensated executive officers serving as executive officers of CCP as of December 31, 2015.

2015 Summary Compensation Table

        For 2015, the compensation payable to, or earned by, our named executive officers generally consists of base salaries, annual cash incentive awards and long-term incentive awards. While our executive compensation plans and policies continue to be reviewed, and are subject to future modification, by our Compensation Committee, the following table summarizes the principal components of compensation that applied to our named executive officers for their service to CCP in 2015 following the separation.

Name and Principal Position	Salary(1) ($)	Stock Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
Raymond J. Lewis Chief Executive Officer	$278,365	$2,500,000	$628,767	$604	$3,407,736	(5)
Lori B. Wittman Executive Vice President & Chief Financial Officer	157,740	1,000,000	178,151	3,230	1,339,121	(5)
Timothy A. Doman Executive Vice President and Chief Operating Officer	157,740	1,000,000	178,151	1,815	1,337,706	(5)

(1)
The amounts shown in the Salary column reflect base salaries received during 2015 by the named executive officers for their service to CCP following the separation. The annualized base salary amounts for 2015 were as follows: Mr. Lewis, $750,000; Ms. Wittman, $425,000; and Mr. Doman, $425,000.

(2)
The amounts shown in the Stock Awards column reflect the full grant date fair value, calculated in accordance with FASB Codification Topic 718, Compensation—Stock Compensation ("FASB ASC 718"), of the shares of restricted stock granted to each named executive officer in connection with the separation. For further information on these awards, see "Inaugural Equity Grants under the CCP 2015 Incentive Plan."

(3)
The amounts shown in the Non-Equity Incentive Plan Compensation column represent the amount each named executive officer earned under CCP's annual cash incentive plan for post-separation performance in 2015. The 2015 annualized target opportunity for each of the named executive officers was as follows: Mr. Lewis, $1,500,000 (200% of base salary); Ms. Wittman, $425,000 (100% of base salary); and Mr. Doman, $425,000 (100% of base salary).

(4)
The amounts shown in the All Other Compensation column represent group term life insurance premiums paid on behalf of the named executive officers and CCP's matching contributions to the named executive officers' 401(k) plan accounts.

(5)
The total column reflects the sum of base salary, stock awards and all other compensation and will be updated in a subsequent filing once the final 2015 annual cash incentive payments are determined by the Compensation Committee.

Inaugural Equity Grants under the CCP 2015 Incentive Plan

        In connection with the separation, our named executive officers received inaugural equity grants under the Incentive Plan of 73,421 shares of our restricted stock in the case of Mr. Lewis, and 29,368 shares of our restricted stock in the cases of each of Ms. Wittman and Mr. Doman. The inaugural equity grant made to Mr. Lewis will vest in three equal annual installments, beginning on the first anniversary of the distribution, generally subject to Mr. Lewis's continued employment. The inaugural equity grants made to each of Ms. Wittman and Mr. Doman will vest on the third anniversary of the distribution, generally subject to their respective continued employment.

        Upon a termination of Mr. Lewis's employment without cause or for good reason (as each term is defined in Mr. Lewis's employment agreement) or due to Mr. Lewis's death or disability, the restricted shares subject to the inaugural equity grant will vest in full. Upon a termination of Ms. Wittman's or Mr. Doman's employment without cause or for good reason (as each term is defined in their respective employee protection and noncompetition agreements), other than within the 12-month period following a change in control (as defined in their respective employee protection and noncompetition agreements), a portion of the restricted shares subject to their respective inaugural equity grants equal to the greater of (1) one-third of the inaugural equity grant or (2) a pro-rated portion of the inaugural equity grant based on length of employment will vest. Upon a termination of Ms. Wittman's or Mr. Doman's employment without cause or for good reason within the 12-month period following a change in control or due to Ms. Wittman's or Mr. Doman's death or disability, the restricted shares subject to their respective inaugural equity grants will vest in full.

        The shares subject to Mr. Lewis's inaugural equity grant generally may not be transferred until the earlier of his termination of employment with CCP and its subsidiaries or August 17, 2018 (with such restriction not to apply to any shares withheld or sold to satisfy Mr. Lewis's tax withholding obligations in respect of the vesting of the restricted shares subject to the inaugural equity grant).

Annual Cash and Long-Term Incentive Compensation

        For the post-separation period in 2015, our named executive officers were provided with an opportunity to earn annual cash incentive awards and long-term equity incentive awards (expressed as a percentage of base salary) based on their performance relative to various qualitative measures established by the Compensation Committee and communicated to the named executive officers following the separation. These measures related to: acquisitions; post-separation transition of operational matters; accounting, space and information technology infrastructure; credit ratings; debt refinancings and leverage; and strategic planning. The actual amounts of the annual cash incentive awards earned by the named executive officers for their post-separation performance in 2015 appear in the Non-Equity Incentive Plan Compensation column in the table above. The actual amounts of the long-term equity incentive awards earned by the named executive officers for their post-separation performance in 2015 will appear in next year's summary compensation table as stock and option awards granted in 2016.

2015 Outstanding Equity Awards at Fiscal Year-End

        As of the distribution, equity awards outstanding under Ventas's equity-based incentive plans held by Ventas employees who became CCP employees in connection with the separation were converted into awards in respect of our common stock. In order to preserve the aggregate spread value of each stock option, the exercise price of each outstanding option and the number of shares subject to each option were adjusted, as appropriate, based on the relative trading prices of Ventas common stock and CCP common stock. Similar adjustments applied with respect to other outstanding Ventas equity awards in order to preserve the value of such awards. The original vesting schedule remains in effect for all equity awards, with service measured by reference to CCP. The mechanics of this conversion are forth in the employee matters agreement. See "Our Relationship with Ventas—Employee Matters Agreement."

        The following table summarizes the equity awards held by the named executive officers outstanding at December 31, 2015, including the inaugural grants specified above.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Options Exercisable (#)	Number of Securities Underlying Options Unexercisable(1) (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units that Have Not Vested(1) (#)	Market Value of Shares or Units that Have Not Vested(2) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested ($)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Raymond J. Lewis	139,802	—	—	$27.22	1/18/2022	—	$—	$—	$—
	161,668	—	—	32.22	1/23/2023	—	—	—	—
	179,621	89,810	—	30.10	1/29/2024	—	—	—	—
	66,177	132,348	—	38.28	1/21/2025	—	—	—	—
	—	—	—	—	—	111,432	3,406,446	—	—
Lori B. Wittman	1,620	—	—	27.07	3/9/2022	—	—	—	—
	5,718	2,859	—	34.37	3/8/2023	—	—	—	—
	8,539	17,072	—	29.57	3/7/2024	—	—	—	—
	—	28,441	—	34.16	3/6/2025	—	—	—	—
	—	—	—	—	—	47,917	1,464,823	—	—
Timothy A. Doman	11,233	—	—	27.95	2/25/2021	—	—	—	—
	13,542	—	—	27.07	3/9/2022	—	—	—	—
	19,756	9,876	—	34.37	3/8/2023	—	—	—	—
	16,854	33,702	—	29.57	3/7/2024	—	—	—	—
	—	59,494	—	34.16	3/6/2025	—	—	—	—
	—	—	—	—	—	70,416	2,152,617	—	—

(1)
The unexercisable options and unvested shares of restricted stock shown in these columns vest or have vested as follows:

		Mr. Lewis		Ms. Wittman		Mr. Doman
		Options	Shares	Options	Shares	Options	Shares
2016	January 21	66,174	11,566	—	—	—	—
	January 29	89,810	14,879	—	—	—	—
	March 6	—	—	9,483	1,885	19,836	3,942
	March 7	—	—	8,536	1,430	16,851	2,822
	March 8	—	—	2,859	694	9,876	2,401
	August 17	—	24,474	—	—	—	—
2017	January 21	66,174	11,566	—	—	—	—
	March 6	—	—	9,479	1,884	19,829	3,942
	March 7	—	—	8,536	1,429	16,851	2,822
	March 9	—	—	—	9,343	—	21,178
	August 17	—	24,474	—	—	—	—
2018	March 6	—	—	9,479	1,884	19,829	3,941
	August 17	—	24,473	—	29,368	—	29,368

Our named executive officers are generally entitled to dividends paid, on a current basis, on unvested shares of restricted stock.

(2)
For purposes of the table, the market value of restricted stock that has not vested is determined by multiplying the number of shares by $30.57, the closing price of our common stock on December 31, 2015.

Employment Agreements and Other Similar Arrangements

Employment Agreement with Mr. Lewis

        We have entered into an employment agreement with Mr. Lewis, which provides for an initial three-year term of employment, which commenced as of August 17, 2015 (subject to automatic one-year renewals following the initial three-year term, unless either party delivers notice of non-renewal at least 90 days prior to a renewal date), with an annual base salary of $750,000, a target annual bonus of 200% of base salary, and a target annual long-term incentive award grant date value of 200% of base salary. The employment agreement also provides for an inaugural equity grant of our restricted stock with a grant date value of $2,500,000 that will vest in three equal annual installments, beginning on August 17, 2016, generally subject to Mr. Lewis's continued employment.

        Upon a termination of Mr. Lewis's employment by CCP without cause or by Mr. Lewis for good reason (as each term is defined in the employment agreement) other than as a result of a notice of non-renewal of the term of employment by CCP, the employment agreement generally provides for: (1) payment of accrued but unpaid annual base salary and vacation pay through the date of termination, and any earned but unpaid annual bonus for periods ending on, or prior to, the date of termination ("Accrued Obligations"); (2) a lump sum cash severance payment equal to two times (or 2.5 times, if such termination occurs during the 12 months following a change in control) base salary plus target bonus; (3) full vesting of the inaugural equity grant of our restricted stock; (4) accelerated vesting of any service-based annual long-term incentive awards outstanding as of the date of termination that would have vested if Mr. Lewis had remained employed for an additional 12 months following the date of termination (or, if such termination occurs during the 12 months following a change in control, full vesting of all annual long-term incentive awards outstanding as of the date of termination, with performance-based awards to vest based on the greater of target or actual performance as of immediately prior to the date of termination, unless the level of performance was previously determined); (5) a pro-rated annual bonus for the year of termination, determined based on actual performance (or, if such termination occurs during the 12 months following a change in control, target performance); (6) health care welfare benefits reimbursement for 24 months; and (7) such other benefits required to be paid or provided and that Mr. Lewis is eligible to receive under a CCP benefit plan (the "Other Benefits").

        In the event that the circumstance giving rise to good reason is a notice of non-renewal of the term of employment by CCP, the employment agreement provides for limited severance benefits, which generally consist of: (1) the Accrued Obligations; (2) a lump sum cash severance payment equal to one times base salary plus target bonus; (3) accelerated vesting of any service-based annual long-term incentive awards outstanding as of the date of termination that would have vested if Mr. Lewis had remained employed for an additional 12 months following the date of termination; (4) health care welfare benefits reimbursement for 12 months; and (5) the Other Benefits. The employment agreement provides that we may not give Mr. Lewis notice of non-renewal of the employment agreement during the one-year period following a change in control.

        Upon a termination of Mr. Lewis's employment due to his death or disability, the employment agreement provides for: (1) payment of the Accrued Obligations; (2) a pro-rated annual bonus for the year of termination, determined based on actual performance; (3) full vesting of the inaugural equity grant of our restricted stock; (4) accelerated vesting of any service-based annual long-term incentive awards outstanding as of the date of termination that would have vested if Mr. Lewis had remained employed for an additional 12 months following the date of termination; and (5) the Other Benefits.

        Upon a termination of Mr. Lewis's employment by CCP for cause or by Mr. Lewis without good reason, the employment agreement will terminate without further obligations to Mr. Lewis, other than the obligations to provide the Other Benefits and the Accrued Obligations (excluding, in the case of a termination for cause, any earned but unpaid annual bonus for periods ending on, or prior to, the date of termination).

        Mr. Lewis's receipt of severance payments and benefits under the employment agreement is generally contingent on Mr. Lewis executing a release of claims in favor of CCP and its affiliates.

        The employment agreement subjects Mr. Lewis to noncompetition, nonsolicitiation, noninterference and assistance covenants that remain in effect for a period of two years following any termination of employment (except that the noncompetition and non-solicitation of certain current or proposed independent contractors, customers, tenants, operators, managers, financial partners, vendors, suppliers, or other similar business relations covenants are only in effect for one year following termination of employment if the termination occurs as a result of a non-renewal of the term of employment by CCP). The employment agreement further subjects Mr. Lewis to perpetual confidentiality and nondisparagement covenants.

Employee Protection and Noncompetition Agreements with Ms. Wittman and Mr. Doman

        We have entered into employee protection and noncompetition agreements with each of Ms. Wittman and Mr. Doman. The employee protection and noncompetition agreements provide for certain payments and benefits upon certain terminations of employment, including certain terminations of employment following a change in control.

        Upon a termination of Ms. Wittman's or Mr. Doman's employment by CCP without cause or by Ms. Wittman or Mr. Doman for good reason (as each term is defined in the applicable employee protection and noncompetition agreement), the employee protection and noncompetition agreements provide for: (1) accrued but unpaid base salary through the date of termination, any earned but unpaid annual bonus for periods ending on, or prior to, the date of termination, and all amounts earned and owed (but unpaid) pursuant to CCP employee benefit plans (including accrued and unpaid vacation) ("Accrued Amounts"); (2) a lump sum cash severance payment equal to 1.5 times (or two times, if such termination occurs during the 12 months following a change in control) base salary plus target bonus for the year of termination; (3) a pro-rated annual bonus for the year of termination, determined based on actual performance (or, if such termination occurs during the 12 months following a change in control, target performance); and (4) continuation of medical, dental and vision benefits (or a medical, dental and vision benefits stipend) for 12 months following the termination (or, if such termination occurs during the 12 months following a change in control, 24 months following the termination).

        Ms. Wittman's and Mr. Doman's receipt of the payments and benefits set forth in items (2) through (4) is contingent on Ms. Wittman or Mr. Doman, as applicable, executing a release of claims in favor of CCP and its affiliates.

        Upon a termination of Ms. Wittman's or Mr. Doman's employment due to death or disability, the employee protection and noncompetition agreements provide for payment of the Accrued Amounts. Upon a termination of Ms. Wittman's or Mr. Doman's employment by CCP for cause, or as a result of Ms. Wittman's or Mr. Doman's resignation without good reason, the employee protection and noncompetition agreements will terminate without further obligations to Ms. Wittman or Mr. Doman, as applicable.

        The employee protection and noncompetition agreements subject Ms. Wittman and Mr. Doman to noncompetition, nonsolicitiation, noninterference and assistance covenants that remain in effect for a period of one year following any termination of employment. The employee protection and noncompetition agreements further subject Ms. Wittman and Mr. Doman to perpetual confidentiality and nondisparagement covenants.

Other Compensation Programs and Practices

Pension, Retirement or Similar Benefits

        We initiated a qualified defined contribution retirement savings plan (the "401(k) Plan"), pursuant to which our employees, including our named executive officers, are able to contribute a percentage of their annual compensation on a pre- and post-tax basis, up to the limits prescribed by the IRS. Each pay period, we offer a matching contribution for eligible employees who participate in the 401(k) Plan, including our named executive officers, of up to 3.5% of an employee's eligible compensation. Generally, "eligible compensation" used for purposes of calculating contributions under the 401(k) Plan is the amount paid to the employee as base salary and overtime earnings.

Director Compensation

        Our non-employee director compensation program provides that compensation paid to, or earned by, our non-employee directors will be comprised of the following components:

  •
  Board retainer of $19,000 for each calendar quarter of service.

  •
  Fee of $1,500 for each board, or Audit, Compensation or Nominating Committee meeting in excess of eight meetings attended during a year.

  •
  Annual equity grant under the Incentive Plan with a grant date fair value of $114,000, in the form of restricted stock or restricted stock units.

        In addition, effective as of August 17, 2015, the Chairman of the Board received a grant of 7,342 shares of our restricted stock under the Incentive Plan, which will vest ratably over three years on each of the first through third anniversaries of the date of grant, and each member of the board received a portion of the annual equity grant described above in the form of restricted stock, pro-rated for the period beginning as of the August 17, 2015 and ending on the date of our 2016 annual meeting of stockholders, which will vest in full on the day prior to our 2016 annual meeting of stockholders, in each case, subject to the applicable director's continued service and with accelerated vesting upon death, disability or a change in control.

        We also maintain the Care Capital Properties, Inc. Non-Employee Director Deferred Stock Compensation Plan (the "Directors Deferred Plan"), for the benefit of our non-employee directors, which reserves 500,000 shares of our common stock for issuance. Pursuant to the Directors Deferred Plan, non-employee directors may elect to defer receipt of all or a portion of their cash retainer and meeting fees. Deferred fees are credited to each participating director in the form of stock units, based on the fair market value of our common stock on the deferral date. At the prior election of the participating director, dividend equivalents on the stock units are either paid in cash or credited as additional units. Upon termination of a participating director's service on the board, or at such later time as he or she has previously designated, the director's stock unit account is settled in whole share of our common stock on a one-for-one basis and distributed either in one lump sum or in installments over a period of not more than ten years following the director's termination of service as a director, at the director's prior election. Fractional stock units are paid out in cash. This description is qualified in its entirety by reference to the full text of the Directors Deferred Plan, which is incorporated by reference as an exhibit to the registration statement, of which this prospectus forms a part.

2015 Director Compensation Table

        The following table sets forth the compensation awarded or paid to, or earned by, our non-employee directors for their service to CCP in 2015:

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Total ($)
Douglas Crocker II	$28,293	$333,164	$361,457
John S. Gates, Jr.	28,293	83,164	111,457
Ronald G. Geary	28,293	83,164	111,457
Jeffrey A. Malehorn	28,293	83,164	111,457
Dale A. Reiss	28,293	83,164	111,457
John L. Workman	28,293	83,164	111,457

(1)
The amounts shown in the Fees Earned or Paid in Cash column reflect quarterly retainer and meeting fees described above, pro-rated to reflect service in 2015.

(2)
The amounts shown in the Stock Awards column represent the full grant date fair value, calculated in accordance with FASB ASC 718, of shares of restricted stock granted to each non-employee director in 2015. Directors are generally entitled to dividends paid, on a current basis, on unvested shares of restricted stock. As of December 31, 2015, Mr. Crocker held 9,784 unvested shares of restricted stock and each of the other non-employee directors held 2,442 unvested shares of restricted stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transactions

        Our board has adopted a written policy requiring that any transaction between us and any officer, director, 5% stockholder or any of their immediate family members be approved by the Audit Committee or the disinterested members of the board. Our Global Code of Ethics and Business Conduct requires our officers and directors to disclose in writing to our General Counsel any existing or proposed transaction in which he or she has a personal interest, or in which there is or might appear to be a conflict of interest by reason of his or her connection to another business organization. Our General Counsel will review these matters with the Chairman of the Board or the Presiding Director, as applicable, to determine whether the transaction raises a conflict of interest that warrants review and approval by the Audit Committee or the disinterested members of the board.

Relationship between Ventas and CCP

        Following the separation, we and Ventas operate separately as independent, publicly traded companies. Although we are no longer related parties, we and Ventas entered into certain agreements prior to the separation, including a separation and distribution agreement, transition services agreement, tax matters agreement and employee matters agreement, to govern our relationship after the separation. See "Our Relationship with Ventas."

 OUR RELATIONSHIP WITH VENTAS

Agreements with Ventas

        We entered into various agreements with Ventas to effect the separation and provide a framework for our relationship, including a separation and distribution agreement, a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements provide for the allocation between us and Ventas of Ventas's assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the separation and govern certain relationships between us and Ventas after the separation. The agreements listed above are filed as exhibits to the registration statement of which this prospectus forms a part.

        The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this prospectus. When used in this section, "distribution date" refers to the date on which Ventas distributed our common stock to the holders of Ventas common stock.

The Separation and Distribution Agreement

        The following discussion summarizes the material provisions of the separation and distribution agreement between CCP and Ventas. The separation and distribution agreement sets forth, among other things, other agreements that govern certain aspects of our relationship with Ventas after the distribution date.

        Transfer of Assets and Assumption of Liabilities.    The separation and distribution agreement identified the transferred assets, assumed liabilities, and the assigned contracts for each of CCP and Ventas as part of the separation of Ventas into two companies. In particular, the separation and distribution agreement provides, among other things, that subject to the terms and conditions contained therein:

  •
  Certain assets related to our business, referred to as the "CCP Assets," have been transferred to CCP or one of CCP's subsidiaries, including, without limitation:

  •
  real property;

  •
  contracts that relate to our business;

  •
  equity interests of certain CCP subsidiaries that hold assets and liabilities related to the CCP Business;

  •
  intellectual property, software, hardware and technology related to the CCP Assets, the CCP Liabilities (as defined below) or the CCP Business;

  •
  information related to the CCP Assets, the CCP Liabilities or the CCP Business;

  •
  rights and assets expressly allocated to CCP or one of CCP's subsidiaries pursuant to the terms of the separation and distribution agreement or certain other agreements entered into in connection with the separation; and

  •
  permits that primarily relate to the CCP Business;

  •
  Certain liabilities related to the CCP Business or the CCP Assets, referred to as the "CCP Liabilities," have been retained by or transferred to CCP or one of CCP's subsidiaries, including:

  •
  liabilities arising out of actions, inactions, events, omissions, conditions, facts, or circumstances occurring or existing prior to the completion of the separation to the extent related to the CCP Business or the CCP Assets;

    •
    liabilities and obligations expressly allocated to CCP or one of CCP's subsidiaries pursuant to the terms of the separation and distribution agreement or certain other agreements entered into in connection with the separation;

    •
    liabilities to the extent relating to, arising out of or resulting from contracts, intellectual property, hardware, software, technology or permits transferred to CCP in connection the separation;

    •
    liabilities relating to the credit facility or other financing arrangements that CCP or its subsidiaries entered into in connection with the separation;

    •
    liabilities relating to certain impositions with respect to CCP; and

    •
    liabilities relating to claims brought by third parties to the extent relating to, arising out of or resulting from the CCP Business, the CCP Assets, or the CCP Liabilities;

  •
  All of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the CCP Assets and CCP Liabilities (such assets and liabilities, other than the CCP Assets and the CCP Liabilities, referred to as the "Ventas Assets" and "Ventas Liabilities," respectively) have been retained by or transferred to Ventas or its subsidiaries.

        Except as expressly set forth in the separation and distribution agreement or any ancillary agreement, neither CCP nor Ventas make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either CCP or Ventas, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. With limited exceptions, all assets have been transferred on an "as is," "where is" basis and the respective transferees bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests or judgments are not complied with.

        Releases.    The separation and distribution agreement provides that CCP and its affiliates release and discharge Ventas and its affiliates from all liabilities assumed by CCP as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to CCP's business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation and distribution agreement. Ventas and its affiliates have released and discharge CCP and its affiliates from all liabilities retained by Ventas and its affiliates as part of the separation and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation and distribution agreement.

        These releases do not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation and distribution agreement, transition services agreement, tax matters agreement, employee matters agreement and certain other agreements executed in connection with the separation.

        Indemnification.    In the separation and distribution agreement, CCP and its subsidiaries agreed to indemnify, defend and hold harmless Ventas and its subsidiaries, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

  •
  the CCP Liabilities;

  •
  the failure of CCP or any of its subsidiaries to pay, perform or otherwise promptly discharge any of the CCP Liabilities, in accordance with their respective terms, whether prior to, on or after the distribution;

  •
  except to the extent it relates to a Ventas Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of CCP or its subsidiaries by Ventas or its subsidiaries that survives following the distribution;

  •
  any breach by CCP or any of its subsidiaries of the separation and distribution agreement or any of the ancillary agreements; and

  •
  any untrue statement or alleged untrue statement of a material fact in the registration statement on Form 10 filed pursuant to the separation and distribution or other disclosure document, except for those statements made explicitly in Ventas's name.

        Ventas and its subsidiaries agreed to indemnify, defend and hold harmless CCP and its subsidiaries, each of its affiliates and each of its respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

  •
  the Ventas Liabilities;

  •
  the failure of Ventas or any of its subsidiaries, other than CCP, to pay, perform or otherwise promptly discharge any of the Ventas Liabilities, in accordance with their respective terms whether prior to, on, or after the distribution;

  •
  except to the extent it relates to a CCP Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of Ventas or its subsidiaries by CCP or its subsidiaries that survives following the distribution;

  •
  any breach by Ventas or any of its subsidiaries, other than CCP, of the separation and distribution agreement or any of the ancillary agreements; and

  •
  any untrue statement or alleged untrue statement of a material fact made explicitly in Ventas's name in the registration statement on Form 10 filed pursuant to the separation and distribution or other disclosure document.

        The separation and distribution agreement also establishes procedures with respect to claims subject to indemnification and related matters.

        Insurance.    The separation and distribution agreement provides for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and sets forth procedures for the administration of insured claims and address certain other insurance matters.

        Further Assurances.    In addition to the actions specifically provided for in the separation and distribution agreement, except as otherwise set forth therein or in any ancillary agreement, both CCP and Ventas agreed in the separation and distribution agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation and distribution agreement and the ancillary agreements.

        Transition Committee.    The separation and distribution agreement provides that CCP and Ventas shall establish a transition committee that shall consist of an equal number of members from CCP and Ventas. The transition committee shall be responsible for monitoring and managing all matters related to the separation and all other transactions contemplated by the separation and distribution agreement or any ancillary agreement. The transition committee shall have the power to establish various subcommittees from time to time as it deems appropriate or as may be described in the ancillary agreements.

        Dispute Resolution.    The separation and distribution agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between CCP and Ventas related to the separation or distribution and that are unable to be resolved by the transition committee. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of CCP and Ventas. If such efforts are not successful, either CCP or Ventas may submit the dispute, controversy or claim to non-binding mediation or, if such non-binding mediation is not successful, binding alternative dispute resolution, subject to the provisions of the separation and distribution agreement.

        Expenses.    Except as expressly set forth in the separation and distribution agreement or in any ancillary agreement, or as otherwise agreed in writing by Ventas and CCP, all costs and expenses incurred in connection with the separation from and after the distribution date will be paid by the party incurring such cost and expense. CCP is responsible for the fees associated with the incurrence of its indebtedness in connection with the separation.

        Non-Solicitation; No-Hire.    The separation and distribution agreement provides that for a period of two years after the separation, CCP will not solicit for hire, subject to certain exceptions, any Ventas employees without prior consent from Ventas. The separation and distribution agreement also provides that for a period of six months following the separation, neither CCP nor Ventas will hire any current or former employees of the other, subject to certain exceptions.

        Common Tenants.    The separation and distribution agreement provides that with respect to certain properties leased by specified common tenants of CCP and Ventas, CCP's right to accelerate the payment of the remaining rent owing by a common tenant in the event of a default under the respective master lease is subject to Ventas's consent or simultaneous acceleration of rents due under Ventas's corresponding master lease with the same common tenant.

        Title Transfers.    Under the separation and distribution agreement, Ventas has conveyed certain properties to CCP pursuant to conveyance documents in a manner intended to transfer to CCP, to the extent possible, the benefit of existing coverage under title insurance policies held by Ventas with respect to such properties.

        Other Matters.    Other matters governed by the separation and distribution agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

        Termination.    The separation and distribution agreement may not be terminated except by an agreement in writing signed by both Ventas and CCP.

        Amendments.    The separation and distribution agreement provides that no provision of the separation and distribution agreement may be amended or modified except by a written instrument signed by both Ventas and CCP.

Transition Services Agreement

        CCP and Ventas entered into a transition services agreement prior to the distribution pursuant to which Ventas and its subsidiaries provide to CCP, on an interim, transitional basis, various services. The services provided include information technology, accounting and tax services. The overall fee charged by Ventas for such services (the "Service Fee") is generally intended to allow Ventas to recover all costs and expenses anticipated to be incurred in connection with the provision of such services. The Service Fee is payable in four quarterly installments.

        The transition services agreement will terminate on the expiration of the term of the last service provided under it, which will be on or prior to August 31, 2016. CCP generally can terminate that service prior to the scheduled expiration date, subject to a minimum notice period of 60 days or such lesser time as may be agreed on by CCP and Ventas. Services can only be terminated at a month-end. Due to interdependencies between services, certain services may be extended or terminated early only if other services are likewise extended or terminated. Early termination of any service or of the transition services agreement will not relieve CCP of its obligation to pay the Service Fee. Ventas may terminate the transition services agreement upon a change of control of CCP, and the agreement is also terminable by the parties in certain other customary circumstances. However, if Ventas terminates the transition services agreement following a change of control of CCP, CCP will be relieved of the obligation to pay the quarterly Service Fee for any quarter after the quarter in which the agreement was terminated.

        CCP anticipates that it will generally be in a position to complete the transition away from those services prior to the expiration of the transition services agreement.

Tax Matters Agreement

        CCP and Ventas entered into a tax matters agreement prior to the distribution which generally governs Ventas's and CCP's respective rights, responsibilities and obligations after the distribution with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, tax returns, tax elections, tax contests and certain other tax matters.

        In addition, the tax matters agreement imposes certain restrictions on CCP and its subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that are designed to preserve the tax-free status of the distribution and certain related transactions. The tax matters agreement provides special rules that allocate tax liabilities in the event the distribution, together with certain related transactions, is not tax-free. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on, and certain related amounts payable by, Ventas or CCP that arise from the failure of the distribution, together with certain related transactions, to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party's respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement.

Employee Matters Agreement

        CCP and Ventas entered into an employee matters agreement in connection with the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters.

        The employee matters agreement governs Ventas's and CCP's compensation and employee benefit obligations relating to current and former employees of each company, and generally allocates liabilities and responsibilities relating to employee compensation and benefit plans and programs. The employee matters agreement provides that, with the exception of Ventas's welfare benefit plans that provide for medical, dental, life insurance, accidental death & dismemberment, employee assistance, and short-term and long-term disability benefits (the "selected welfare plans"), CCP's active employees generally will not participate in benefit plans sponsored or maintained by Ventas and will participate in CCP's benefit plans. The employee matters agreement also provides that, with respect to the selected welfare plans, CCP's active employees will continue to participate in such plans through December 31, 2015 (unless otherwise agreed by Ventas and CCP), and that CCP will reimburse Ventas for the direct and indirect costs of such participation in accordance with the applicable provisions of the transition services agreement described above. In addition, the employee matters agreement provides that, unless otherwise specified, Ventas will be responsible for liabilities associated with employees who will be employed by Ventas following the distribution and former Ventas employees, and CCP will be responsible for liabilities associated with employees who will be employed by CCP following the distribution.

        The employee matters agreement also describes the general treatment of outstanding equity awards of Ventas held by Ventas employees and CCP employees. As of the distribution, equity awards were outstanding under Ventas's equity-based incentive plans. As of the distribution, outstanding Ventas equity awards held by (1) Ventas employees who became CCP employees in connection with the separation were converted into awards in respect of CCP common stock, and (2) individuals other than such CCP employees will continue to be awards in respect of Ventas common stock. In order to preserve the value of each stock option, the exercise price of the adjusted options was modified as necessary to preserve the same ratio as existed prior to the distribution of the exercise price to the per share value of the underlying stock, and the number of shares subject to the adjusted option was increased or decreased as to preserve the aggregate spread value in the option. Similar adjustments apply with respect to other adjusted Ventas equity awards in order to preserve the value of such awards. The original vesting schedule will remain in effect for all equity awards, with service measured by reference to the applicable post-separation employer.

        The employee matters agreement also sets forth the general principles relating to employee matters, including with respect to workers' compensation, employee service credit and the sharing of employee information.

PRINCIPAL STOCKHOLDERS

        CCP had outstanding an aggregate of approximately 83.8 million shares of common stock as of December 31, 2015.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth the number of shares of our common stock beneficially owned by each person or group known to us who beneficially owns more than 5% of the outstanding shares of our common stock. The following is calculated as of December 31, 2015 and is based upon the Schedule 13G filings of beneficial owners of our common stock, if available, or the Schedule 13G filings of beneficial owners of Ventas common stock, giving effect to the distribution of one share of our common stock for every four shares of Ventas common stock.

Name and Address of Beneficial Owner	Shares Beneficially Owned		Percent of Class(1)
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	11,674,579	(2)	13.9%
BlackRock, Inc. 55 East 52nd Street New York, NY 10022	6,563,764	(3)	7.8%
Vanguard Specialized Funds—Vanguard REIT Index Fund 100 Vanguard Boulevard Malvern, PA 19355	5,462,165	(4)	6.5%
Capital Research Global Investors 333 South Hope Street Los Angeles, CA 90071	4,712,328	(5)	5.6%

(1)
Percentages are based on 83.8 million shares of CCP common stock outstanding on December 31, 2015.

(2)
Based solely on information contained in a Schedule 13G/A filed by The Vanguard Group, Inc. ("Vanguard") on September 10, 2015. Vanguard reported that, as of August 31, 2015, it had sole voting power over 167,305 shares of CCP common stock, shared voting power over 66,946 shares of CCP common stock, sole dispositive power over 11,549,169 shares of CCP common stock and shared dispositive power over 125,410 shares of CCP common stock. Vanguard is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard, is the beneficial owner of 397,898 shares of our common stock as a result of its serving as investment manager of collective trust accounts.

(3)
Based solely on information contained in a Schedule 13G/A filed by BlackRock, Inc., for itself and for certain of its affiliates (collectively, "BlackRock"), on January 22, 2015. BlackRock reported that, as of December 31, 2014, it had sole voting power over 23,898,271 shares of Ventas common stock and sole dispositive power over 26,255,056 shares of Ventas common stock. BlackRock, Inc. is a parent holding company.

(4)
Based solely on information contained in a Schedule 13G/A filed by Vanguard Specialized Funds—Vanguard REIT Index Fund ("Vanguard REIT Fund") on February 6, 2015. Vanguard REIT Fund reported that, as of December 31, 2014, it had sole voting power over 21,848,660 shares of Ventas common stock.

(5)
Based solely on information contained in a Schedule 13G filed by Capital Research Global Investors, a division of Capital Research and Management Company, on February 13, 2015. Capital Research Global Investors reported that, as of December 31, 2014, it had sole voting and dispositive power over 18,849,315 shares of Ventas common stock. Capital Research and Management Company is an investment advisor to various investment companies registered under the Investment Company Act.

        The following table sets forth the number of shares of our common stock beneficially owned by each director of CCP, each of our named executive officers and all of our directors and executive officers as a group as of December 31, 2015. For purposes of this table, shares beneficially owned includes shares over which a person has or shares voting power or investment power (whether or not vested). Except as otherwise indicated in the footnotes to the table, the named persons have sole voting and investment power over the shares of our common stock shown as beneficially owned by them. Each named person is deemed to be the beneficial owner of shares of our common stock that may be acquired within 60 days of December 31, 2015 through the exercise of stock options or the settlement of stock units, if any, and such shares are deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by such person; however, any such shares are not deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by any other person. Subject to the preceding sentence, percentages are based on 83.8 million shares of our common stock outstanding on December 31, 2015.

Name of Beneficial Owner	Vested and Unvested Shares			Shares Subject to Options Exercisable within 60 Days		Stock Units that May Be Settled within 60 Days		Total Shares of Common Stock Beneficially Owned	Percent of Class
Douglas Crocker II	25,621		+	—	+	—	=	25,621	*
Timothy A. Doman	75,274	(1)	+	61,385	+	—	=	136,659	*
John S. Gates, Jr.	12,442	(2)	+	—	+	—	=	12,442	*
Ronald G. Geary	6,246		+	—	+	—	=	6,246	*
Raymond J. Lewis	154,340		+	703,252	+	—	=	857,592	1.0%
Jeffrey A. Malehorn	2,553		+	—	+	—	=	2,553	*
Dale A. Reiss	4,817	(3)	+	—	+	—	=	4,817	*
Lori B. Wittman	48,752	(4)	+	15,877	+	—	=	64,629	*
John L. Workman	5,442		+	—	+	—	=	5,442	*
All directors and executive officers as a group (10 persons)	383,774		+	801,119	+	—	=	1,184,893	1.4%

*
Less than 1%

(1)
Includes 4,435 shares held in trust, as to which Mr. Doman is the trustee.

(2)
Includes 10,000 shares held by Better Point Partners, LP, as to which Mr. Gates is the general partner.

(3)
Includes 2,735 shares held in trust, as to which Ms. Reiss is the trustee.

(4)
Includes 560 shares held in trust, as to which Ms. Wittman is the trustee.

 DESCRIPTION OF INDEBTEDNESS

        The Operating Partnership, as borrower, and CCP and Care Capital Properties GP, LLC, as guarantors, are party to the Credit Agreement with a syndicate of banks identified therein, as lenders, Bank of America, N.A., as administrative agent (the "Administrative Agent"), Bank of America, N.A., JPMorgan Chase Bank, N.A., Barclays Bank PLC and Citizens Bank, National Association, as Swing Line Lenders and L/C Issuers, and various agents identified therein.

        The Credit Agreement is comprised of a $600 million Revolver, with sublimits for letters of credit and swingline loans of $50 million each, a $600 million Term Loan and an $800 million Term Loan. The Revolver has an initial term of four years, but may be extended, at the Operating Partnership's option subject to compliance with the terms of the Credit Agreement and payment of a customary fee, for two additional six-month periods. The $600 million and $800 million Term Loans mature in August 2017 and August 2020, respectively. If, prior to August 17, 2016, the Operating Partnership prepays the $600 million Term Loan in an amount greater than $350 million, subject to compliance with the terms of the Credit Agreement and payment of a customary fee, not less than $100 million and up to $250 million of the $600 million Term Loan that was prepaid in excess of $250 million will be added to the Revolver commitments. The Credit Agreement also includes an accordion feature that permits the Operating Partnership to request increases of the commitments under the Revolver or additional term loans in an aggregate amount of up to $2.5 billion, subject to compliance with the terms of the Credit Agreement.

        All of the obligations under the Credit Agreement are senior unsecured obligations of the Operating Partnership and are guaranteed by CCP and Care Capital Properties GP, LLC. Any of the Operating Partnership's domestic subsidiaries that in the future is a borrower or guarantor of any unsecured indebtedness is also required to guarantee the Credit Agreement.

        Borrowings under the Facility bear interest at a fluctuating rate per annum equal to the applicable LIBOR for Eurocurrency rate loans and the highest of (i) the federal funds rate plus 0.50%, (ii) the Administrative Agent's prime rate and (iii) the applicable LIBOR plus 1% for base rate loans, plus, in each case, an applicable margin. Effective as of September 16, 2015, the Operating Partnership elected to have the applicable margin determined based on the Operating Partnership's senior unsecured long-term debt ratings. The Operating Partnership is also obligated to pay an annual facility fee on the aggregate commitments under the Revolver based on its debt ratings. Based on the Operating Partnership's debt rating as of September 30, 2015, the applicable margin on credit extensions under the Revolver is 1.30%, and the applicable margin on the Term Loans is 1.50%. As of September 30, 2015, the Operating Partnership had $138 million of borrowings outstanding under the Revolver and $1.5 billion of borrowings outstanding under the Term Loans.

        The Credit Agreement contains various affirmative and restrictive covenants that are customary for an unsecured loan of this nature, including, without limitation, customary reporting obligations and restrictions pertaining to (i) liens, (ii) indebtedness and investments, (iii) mergers, consolidations, sales of assets and similar transactions, (iv) restricted payments and (v) transactions with affiliates. In addition, the Credit Agreement requires that the following financial covenants be met: (1) minimum consolidated adjusted net worth, (2) maximum consolidated total leverage ratio, (3) maximum consolidated secured leverage ratio, (4) maximum consolidated unsecured leverage ratio, (5) minimum consolidated fixed charge coverage ratio, (6) minimum consolidated unsecured interest coverage ratio and (7) minimum consolidated unencumbered debt yield.

        The Credit Agreement provides for customary events of default, including non-payment of principal or interest, violation of covenants, material inaccuracy of any representations or warranties, specified cross-default and cross-acceleration to other material indebtedness, certain bankruptcy events, certain judgments, certain ERISA events, material invalidity of guarantees or grant of security interest and change of control of CCP, Care Capital Properties GP, LLC and the Operating Partnership.

 DESCRIPTION OF OUR CAPITAL STOCK

        The following is a summary of the material terms of CCP's capital stock contained in CCP's amended and restated certificate of incorporation and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or bylaws in effect as of the date of this prospectus. The summary is qualified in its entirety by reference to these documents, which you must read (along with the applicable provisions of Delaware law) for complete information on CCP's capital stock. The certificate of incorporation and bylaws are filed as exhibits to the registration statement of which this prospectus forms a part.

General

        Our authorized capital stock consists of 300 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of December 31, 2015, approximately 83.8 million shares of our common stock were issued and outstanding, and no shares of preferred stock were issued or outstanding.

Common Stock

        Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there are no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by its board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of CCP, holders of its common stock are entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then outstanding preferred stock.

        Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that CCP may designate and issue in the future.

Preferred Stock

        Under the terms of our certificate of incorporation, its board of directors is authorized, subject to limitations prescribed by the Delaware General Corporation Law ("DGCL"), and by its certificate of incorporation, to issue up to 10 million shares of preferred stock in one or more series without further action by the holders of its common stock. Our board of directors has the discretion, subject to limitations prescribed by the DGCL and by our certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Annual Election of Directors

        At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.

Removal of Directors

        Our bylaws provide that its stockholders may remove its directors with or without cause with the affirmative vote of the holders of at least a majority of the outstanding shares of our voting stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and CCP's Certificate of Incorporation and Bylaws

        Provisions of the DGCL and our certificate of incorporation and bylaws could make it more difficult to acquire control of CCP by means of a tender offer, a proxy contest or otherwise, or to remove incumbent directors. These provisions, summarized below, may discourage certain types of coercive takeover practices and takeover bids that its board of directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with our board of directors. We believe that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

        Delaware Anti-Takeover Statute.    We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by CCP's stockholders.

        Amendments to Certificate of Incorporation.    Our certificate of incorporation provides that the affirmative vote of the holders of at least two-thirds of its voting stock then outstanding is required to amend the provisions governing restrictions on ownership and transfer described below.

        CCP Board and Vacancies.    Our bylaws provide that the number of directors on its board of directors is fixed exclusively by its board of directors, except that the number of directors cannot be fewer than three or greater than 13. Any vacancies created in its board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause may only be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on our board of directors will be appointed for a term expiring at the next annual meeting, and until his or her successor has been elected and qualified.

        Special Stockholder Meetings.    Our bylaws provide that only the Chairman of its Board or its board of directors may call special meetings of our stockholders. Stockholders may not call special stockholder meetings.

        Stockholder Action by Written Consent.    Our certificate of incorporation and bylaws provide that action may be taken by stockholders without a meeting upon the written consent of stockholders owning at least 80% of the voting stock then outstanding.

        Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors.

        No Cumulative Voting.    The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company's certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Restrictions on Ownership and Transfer

        Our certificate of incorporation contains certain restrictions on the number of shares of capital stock that individual stockholders may own. Certain requirements must be met for us to maintain our status as a REIT, including the following:

  •
  Not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain entities, during the last half of a taxable year other than the first year; and

  •
  Our capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

        In part because we currently believe it is essential for us to maintain our status as a REIT, our certificate of incorporation contains restrictions on the acquisition of our capital stock intended to ensure compliance with these requirements.

        Our certificate of incorporation provides that if a person acquires beneficial ownership of more than 9.0%, in number or value, of the outstanding shares of our common stock, or more than 9.0%, in number or value, of any outstanding class or series of our preferred stock, the shares that are beneficially owned in excess of such limit are considered to be "excess shares." Excess shares are automatically deemed transferred to a trust for the benefit of a charitable institution or other qualifying organization selected by our board of directors. The trust is entitled to all dividends with respect to the excess shares and the trustee may exercise all voting power over the excess shares. We have the right to buy the excess shares for a purchase price equal to the lesser of (1) the price per share in the transaction that created the excess shares, or (2) the market price on the date we buy the shares, and we may defer payment of the purchase price for up to five years. If we do not purchase the excess shares, the trustee of the trust is required to transfer the excess shares at the direction of our board of directors. The owner of the excess shares is entitled to receive the lesser of the proceeds from the sale of the excess shares or the original purchase price for such excess shares, and any additional amounts are payable to the beneficiary of the trust. Our board of directors may grant waivers from the excess share limitations.

        Our certificate of incorporation further provides that in the event of a purported transfer that would, if effective, result in us being beneficially owned by fewer than 100 persons or being considered "closely held" within the meaning of Section 856(h) of the Code, such transfer would be deemed void ab initio, and the intended transferee would acquire no rights to the shares.

        Any certificates representing shares of any class of our capital stock will bear a legend referring to the restrictions described above.

        All persons who own, directly or by virtue of the attribution rules of the Code, more than 5%, or such other percentage as may be required by the Code, of the outstanding number or value of any class or series of our capital stock must give written notice to us containing the information specified in the articles before January 30 of each year. In addition, each stockholder shall, upon demand, be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as the board of directors deems necessary to comply with the provisions of the certificate of incorporation or the Code applicable to a REIT.

        The excess shares provision will not be removed automatically even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of us without the approval of our board of directors.

Authorized but Unissued Shares

        Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of CCP by means of a proxy contest, tender offer, merger or otherwise.

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

        The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for certain breaches of directors' fiduciary duties as directors, and our certificate of incorporation includes such an exculpation provision. Our certificate of incorporation includes provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of CCP, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our certificate of incorporation provides that we may advance reasonable expenses to its directors and officers, subject to the receipt of an undertaking by or on behalf of the indemnified party. Our certificate of incorporation expressly authorizes us to carry directors' and officers' insurance to protect CCP, its directors, officers and certain employees for some liabilities.

        The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director's duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any CCP directors, officers or employees for which indemnification is sought.

Listing

        Our shares of common stock are listed on the NYSE under the symbol "CCP."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
Tel: 800-468-9716

 SHARES ELIGIBLE FOR FUTURE SALE

General

        Our authorized capital stock consists of 300 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of December 31, 2015, approximately 83.8 million shares of our common stock were issued and outstanding, and no shares of preferred stock were issued or outstanding. Those shares of our common stock are, and the shares we sell in this offering will be, freely transferable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer of our shares of common stock set forth in our certificate of incorporation, except for any shares of common stock distributed in the distribution or sold in this offering to our "affiliates," as that term is defined by Rule 144 under the Securities Act.

        Our common stock is traded on the NYSE. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Some shares of common stock will not be available for sale for a certain period of time after this offering because they are subject to legal restrictions on resale. Sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

        For a description of certain restrictions on transfers of our common shares held by certain of our shareholders, see "Description of Our Capital Stock—Restrictions on Ownership and Transfer."

Incentive Plan

        Our Incentive Plan provides for the grant of equity incentive awards to our officers, key employees, non-employee directors and consultants. An aggregate of 154,183 shares of our restricted stock were granted to executive officers upon completion of the separation. The shares of our restricted stock granted to our executive officers will be subject to the lock-up agreements discussed below.

        We filed with the SEC a registration statement on Form S-8 covering the shares of common stock issuable under our Incentive Plan. Shares of common stock covered by this registration statement, as well as any shares of common stock issuable pursuant to equity awards under the Incentive Plan, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-up Agreements

        We have agreed not to sell or transfer any shares of our common stock or securities convertible into, exchangeable for, exercisable for or repayable with shares of our common stock, for         days after the date of this prospectus without first obtaining the written consent of        .

        In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, our executive officers have agreed with the underwriters of this offering, subject to certain exceptions, not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, in whole or in part, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable for or exercisable for shares of our common stock owned by them at the completion of this offering or thereafter acquired by them for          days after the date of the prospectus, without the prior written consent of        .

        However, in addition to certain other exceptions, each of our executive officers may transfer or dispose of his or her shares of common stock during the lock-up period provided that, in the case of gifts or for estate planning purposes, each transferee agrees to a similar lock-up agreement for the remainder of the lock-up period, the transfer does not involve a disposition for value, no report is required to be filed by the transferor under the Exchange Act as a result of the transfer and the transferor does not voluntarily effect any public filing or report regarding such transfer. See "Underwriting—No Sales of Similar Securities."

U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of material U.S. federal income tax consequences of the investment in our common stock. For purposes of this section, references to "CCP," "we," "our," and "us" generally mean only CCP and its subsidiaries or other lower-tier entities, except as otherwise indicated, and references to "tenants" are to persons who are treated as lessees of real property for purposes of the REIT requirements, including, in general, persons who are referred to as "customers" elsewhere in this prospectus. This summary is based on the Code, U.S. Treasury regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date of this prospectus, and is subject to changes in these or other governing authorities, any of which may have retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position to the contrary to any of the tax consequences described below. We have not sought and do not intend to seek a ruling from the IRS regarding any matter discussed in this prospectus. This summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents or partnership agreements. This summary is for general information only and is not tax advice. It does not purport to discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of its particular investment or tax circumstances or to investors subject to special rules under the Code, including but not limited to:

  •
  financial institutions;

  •
  insurance companies;

  •
  broker-dealers;

  •
  "S" corporations;

  •
  regulated investment companies and REITs;

  •
  foreign sovereigns and their controlled entities;

  •
  partnerships and trusts;

  •
  partners in partnerships that hold our common stock;

  •
  persons who hold our shares on behalf of other persons as nominees;

  •
  individuals who receive our common stock upon the exercise of employee stock options or otherwise as compensation;

  •
  stockholders who hold our common stock as part of a "hedge," "straddle," "conversion," "synthetic security," "integrated investment" or "constructive sale transaction";

  •
  tax-exempt organizations;

  •
  pass-through entities and persons holding our common stock through a partnership or other pass-through entity;

  •
  traders in securities who elect to apply a mark-to-market method of accounting; and

  •
  stockholders who are subject to alternative minimum tax.

        Finally, this summary does not address the U.S. federal income tax consequences to investors who will not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).

        The U.S. federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder's particular tax circumstances. You are urged to consult your tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Taxation of CCP

        We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 2015. We believe that we will be organized, and we expect to operate, in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code.

        Sidley Austin LLP has acted as our tax counsel in connection with this offering, and we received an opinion of Sidley Austin LLP to the effect that we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our current organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT, commencing with our taxable year ended December 31, 2015. It must be emphasized that the opinion of Sidley Austin LLP is based on various assumptions relating to our organization and operation, and is conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the present and future conduct of our business operations. While we intend to operate so that we will qualify to be taxed as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Sidley Austin LLP or by us that we will qualify to be taxed as a REIT for any particular year. Sidley Austin LLP will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

        Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of share and asset ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by Sidley Austin LLP. Our ability to qualify to be taxed as a REIT also requires that we satisfy certain tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

        As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under "—Requirements for Qualification—General." While we intend to operate so that we qualify and continue to qualify to be taxed as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. Please refer to "—Failure to Qualify."

        Provided that we qualify to be taxed as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" at the corporate and stockholder levels that generally results from an investment in a C corporation. A "C corporation" is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

        Under current law, most U.S. stockholders that are individuals, trusts or estates are taxed on corporate dividends at a maximum U.S. federal income tax rate of 23.8% (the same as the current rate for long-term capital gains), including the 3.8% Medicare tax described below. With limited exceptions, however, dividends from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income. Presently, the highest marginal non-corporate U.S. federal income tax rate applicable to ordinary income is 39.6%. Please refer to "—Taxation of Stockholders—Distributions."

        Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. Please refer to "—Taxation of Stockholders—Distributions."

        If we qualify to be taxed as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

  •
  We will be taxed at regular corporate rates on any undistributed net taxable income, including undistributed net capital gains;

  •
  We may be subject to the "alternative minimum tax" on our items of tax preference, including any deductions of net operating losses;

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  If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. Please refer to "—Prohibited Transactions" and "—Foreclosure Property" below;

  •
  If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property," we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%);

  •
  If we fail to satisfy the 75% gross income test and/or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy certain other requirements, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability;

  •
  If we violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the non-qualifying assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure;

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  If we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, we will be subject to a non-deductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed and (b) the amounts we retained and upon which we paid income tax at the corporate level;

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  We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT's stockholders, as described below in "—Requirements for Qualification—General";

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  A 100% tax may be imposed on transactions between us and a TRS that do not reflect arm's-length terms;

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  If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the five-year period following their acquisition from the subchapter C corporation; and

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  The earnings of any subsidiaries that are subchapter C corporations, including any TRSs, will generally be subject to U.S. federal corporate income tax.

        In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

        The Code defines a REIT as a corporation, trust or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

  (3)
  that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

  (4)
  that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

  (5)
  the beneficial ownership of which is held by 100 or more persons;

  (6)
  in which, during the last half of each taxable year, not more than 50% in value of the outstanding equity is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include specified tax-exempt entities); and

  (7)
  that meets other tests described below, including with respect to the nature of its income and assets.

        The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation's initial tax year as a REIT (which, in our case, will be the taxable year ended December 31, 2015). Our certificate of incorporation includes restrictions regarding the ownership and transfers of our shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirements described in condition (6) above, we will be treated as having met this requirement.

        To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our shares pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

        In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We intend to adopt December 31 as our year-end, and thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests

        If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership's assets, and to earn our proportionate share of the partnership's income, without regard to whether the partners received a distribution from the partnership, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership's assets and income is based on our capital interest in the partnership (except that for purposes of the 10% asset test, described below, our proportionate share of the partnership's assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements. In addition, any change in the status of any partnership for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to REIT distribution requirements without receiving any cash.

        If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take otherwise corrective action on a timely basis. In that case, we could fail to qualify to be taxed as a REIT unless we were entitled to relief, as described below.

        Under the Code and the Treasury regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes so that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution, or a book-tax difference. Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

        To the extent that any of our subsidiary partnerships acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time that the partnership holds appreciated (or depreciated) property, the Treasury regulations provide for a similar allocation of these items to the other (i.e., non-contributing) partners. These rules may apply to a contribution that we make to any subsidiary partnerships of the cash proceeds received in offerings of our shares. As a result, the partners of our subsidiary partnerships, including us, could be allocated greater or lesser amounts of depreciation and taxable income in respect of a partnership's properties than would be the case if all of the partnership's assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership. This could cause us to recognize, over a period of time, taxable income in excess of cash flow from the partnership, which might adversely affect our ability to comply with the REIT distribution requirements discussed above.

Disregarded Subsidiaries

        If we own a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is generally disregarded as a separate entity for U.S. federal income tax purposes, and all of the subsidiary's assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

        In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary's separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as a either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that the REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. Please refer to "—Asset Tests" and "—Income Tests."

Taxable REIT Subsidiaries

        In general, we may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate and may reduce our ability to make distributions to our stockholders.

        A TRS may not directly or indirectly operate or manage any healthcare facilities or lodging facilities or provide rights to any brand name under which any healthcare facility or lodging facility is operated. A TRS may provide rights to any brand name under which any healthcare facility or lodging facility is operated if such rights are provided to an "eligible independent contractor" (as described below) to operate or manage a healthcare facility or lodging facility if such rights are held by the TRS as a franchisee, licensee or in a similar capacity and such healthcare facility or lodging facility is owned by the TRS or leased to the TRS by its parent REIT. A TRS will not be treated as operating or managing a "qualified healthcare property" or a "qualified lodging facility" solely because the TRS directly or indirectly possesses a license, permit or similar instrument enabling it to do so.

        We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary corporation to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary corporation, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations on a look-through basis in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

        The "earnings stripping" rules of Section 163(j) of the Code may limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Accordingly, if we lend money to a TRS, the TRS may be unable to deduct all or a part of the interest paid on that loan, and the lack of an interest deduction could result in a material increase in the amount of tax paid by the TRS. Further, the TRS rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis. We intend that all of our transactions with our TRS, if any, will be conducted on an arm's-length basis.

        We may hold a significant amount of assets in one or more TRSs, subject to the limitation that securities in TRSs may not represent more than 25% (20% for taxable years beginning after December 31, 2017) of our assets.

Income Tests

        In order to qualify to be taxed as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions," discharge of indebtedness and certain hedging transactions, generally must be derived from "rents from real property," gains from the sale of real estate assets, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), dividends received from other REITs, and specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of equity or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents from Real Property

        Rents we receive from a tenant will qualify as "rents from real property" for the purpose of satisfying the gross income requirements for a REIT described above only if all of the conditions described below are met.

  •
  The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term "rents from real property" solely because it is based on a fixed percentage or percentages of receipts or sales;

  •
  Neither we nor an actual or constructive owner of 10% or more of our shares actually or constructively owns 10% or more of a tenant from whom we receive rent, other than a TRS. Rents we receive from a TRS will qualify as "rents from real property" as long as the "qualified healthcare property" is operated on behalf of the TRS by an "independent contractor" who is adequately compensated, who does not, directly or through its stockholders, own more than 35% of our shares, taking into account certain ownership attribution rules, and who is, or is related to a person who is, actively engaged in the trade or business of operating "qualified healthcare properties" for any person unrelated to us and our TRS lessee (an "eligible independent contractor"). A "qualified healthcare property" includes any real property and any personal property that is, or is necessary or incidental to the use of, a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider of such services which is eligible for participation in the Medicare program with respect to such facility;

  •
  Rent attributable to personal property that is leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as "rents from real property"; and

  •
  We generally are not permitted to furnish or render services to our tenants, other than through an "independent contractor" who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an "independent contractor," but instead may provide services directly to our tenants, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, we may provide a minimal amount of "non-customary" services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Further, we may own up to 100% of the stock of a TRS, which may provide customary and non-customary services to our tenants without tainting our rental income for the related properties. See "—Taxable REIT Subsidiaries."

Interest Income

        Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Dividend Income

        We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the current and accumulated earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests. We will monitor the amount of the dividend and other income from our TRSs and will take actions intended to keep this income, and any other non-qualifying income, within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

Fee Income

        Any fee income that we earn will generally not be qualifying income for purposes of either gross income test. Any fees earned by a TRS, however, will not be included for purposes of our gross income tests.

Failure to Satisfy the Gross Income Tests

        If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify to be taxed as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (i) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (ii) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations, which have not yet been issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify to be taxed as a REIT. Even if these relief provisions apply and we retain our status as a REIT, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

        The Secretary of the Treasury has been given broad authority to determine whether particular items of gain or income qualify or not under the 75% and 95% gross income tests, or are to be excluded from the measure of gross income for such purposes.

Asset Tests

        At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. government securities, and, under some circumstances, debt or equity instruments purchased with new capital. For this purpose, real estate assets include interests in real property and shares of other corporations that qualify as REITs, as well as some kinds of mortgage-backed securities and mortgage loans. For taxable years beginning after December 31, 2015, the term "real estate assets" also includes (i) personal property securing a mortgage secured by both real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property and (ii) personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease. In addition, for taxable years beginning after December 31, 2015, if not more than 25% of the value of our total assets is represented by debt instruments of publicly offered REITs, such debt instruments will be treated as real estate assets. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

        Second, the value of any one issuer's securities that we own may not exceed 5% of the value of our total assets.

        Third, we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to "straight debt" having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

        Fourth, the aggregate value of all securities of TRSs that we hold, together with other non-qualified assets (such as furniture and equipment or other tangible personal property, or non-real estate securities) may not, in the aggregate, exceed 25% (20% for taxable years beginning after December 31, 2017) of the value of our total assets.

        Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although shares of another REIT are qualifying assets for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as "securities" for purposes of the 10% asset test, as explained below).

        Certain securities will not cause a violation of the 10% asset test (for purposes of value) described above. Such securities include instruments that constitute "straight debt," which term includes, among other things, securities having certain contingency features. A security does not qualify as "straight debt" where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer's outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (v) any security (including debt securities) issued by another REIT and (vi) any debt instrument issued by a partnership if the partnership's income is of a nature that it would satisfy the 75% gross income test described above under "—Income Tests." In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT's proportionate interest in the equity and certain debt securities issued by that partnership.

        No independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

        However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter such a failure would not cause us to lose our REIT qualification if we (i) satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset requirements was not wholly or partially caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (ii) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

        In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT's total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

        Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT that fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%) and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements

        In order to qualify to be taxed as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to: (i) the sum of (a) 90% of our REIT taxable income, computed without regard to our net capital gains and the deduction for dividends paid; and (b) 90% of our after-tax net income, if any, from foreclosure property (as described below); minus (ii) the excess of the sum of specified items of non-cash income over 5% of our REIT taxable income, computed without regard to our net capital gain and the deduction for dividends paid.

        We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. These distributions will be treated as received by our stockholders in the year in which paid.

        To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, some or all of our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase the adjusted basis of their shares by the difference between (i) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (ii) the tax that we paid on their behalf with respect to that income.

        To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to our stockholders of any distributions that are actually made. Please refer to "—Taxation of Stockholders—Distributions."

        If we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, we will be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, plus (b) the amounts of income we retained and on which we have paid corporate income tax.

        We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt, acquire assets, or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends through the distribution of other property (including our shares) in order to meet the distribution requirements, while preserving our cash.

        If our taxable income for a particular year is subsequently determined to have been understated, we may be able to rectify a resultant failure to meet the distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year but treated as an additional distribution to our stockholders in the year such dividends are paid. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. We will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

        For purposes of the 90% distribution requirement and excise tax described above, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

Prohibited Transactions

        Net income that we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or having been, held as inventory or for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held as inventory or "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as inventory or property held for sale to customers, or that we can comply with certain safe harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a

TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to avoid prohibited transaction characterization.

Like-Kind Exchanges

        We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transactions.

Derivatives and Hedging Transactions

        We may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (i) in the ordinary course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry "real estate assets" (as described above under "—Asset Tests"), which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of a position in such a transaction, (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any asset that produces such income) which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into and (iii) for taxable years after December 31, 2015, to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that we enter into hedging transactions that are not described in the preceding clauses (i), (ii) or (iii), the income from these transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the REIT asset tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Foreclosure Property

        Foreclosure property is real property and any personal property incident to such real property (i) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (ii) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (iii) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate (currently

35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. We do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

Penalty Tax

        Any re-determined rents, re-determined TRS service income (for taxable years beginning after December 31, 2015), re-determined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, re-determined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS, re-determined TRS service income represents income of a TRS that is understated as a result of services provided to us or on our behalf and re-determined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm's-length negotiations or if the interest payments were at a commercially reasonable rate. Rents that we receive will not constitute re-determined rents if they qualify for certain safe harbor provisions contained in the Code.

Failure to Qualify

        If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification as a REIT if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are also available for failures of the income tests and asset tests, as described above in "—Income Tests" and "—Asset Tests."

        If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), distributions to stockholders would be taxable as regular corporate dividends. Such dividends paid to U.S. stockholders that are individuals, trusts and estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders

        The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our shares applicable to taxable U.S. stockholders. A "U.S. stockholder" is any holder of our shares of common stock that is, for U.S. federal income tax purposes:

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  An individual who is a citizen or resident of the United States;

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  A corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

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  An estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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  A trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

        If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common equity, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

        An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our shares of common stock.

Distributions

        So long as we qualify to be taxed as a REIT, the distributions that we make to our taxable U.S. stockholders out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that we do not designate as capital gain dividends will generally be taken into account by such stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., the 23.8% maximum U.S. federal income tax rate, including the 3.8% Medicare tax described below) for qualified dividends received by most U.S. stockholders that are individuals, trusts and estates from taxable C corporations. Such stockholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that certain holding period requirements have been met and the dividends are attributable to:

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  income retained by the REIT in the prior taxable year on which the REIT was subject to corporate-level income tax (less the amount of tax);

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  dividends received by the REIT from TRSs or other taxable C corporations; or

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  income in the prior taxable year from the sales of "built-in gain" property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

        Distributions that we designate as capital gain dividends will generally be taxed to our U.S. stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its shares, and for taxable years beginning after December 31, 2015, may not exceed our dividends paid for the taxable year, including dividends paid the following year that are treated as paid in the current year. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case we may elect to apply provisions of the Code that treat our U.S. stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders as receiving a corresponding credit for taxes that we paid on such undistributed capital gains. Please refer to "—Annual Distribution Requirements." Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 23.8% in the case of U.S. stockholders that are individuals, trusts and estates, including the 3.8% Medicare tax described below, and 35% in the case of U.S. stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of certain previously claimed depreciation deductions.

        Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions does not exceed the adjusted basis of the stockholder's shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder's shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, the stockholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

        To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Please refer to "—Annual Distribution Requirements." Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).

Dispositions of Our Shares

        If a U.S. stockholder sells or disposes of our shares, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the stockholder's adjusted tax basis in the shares. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our shares will be subject to a maximum U.S. federal income tax rate of 20% if the shares are held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if the shares are held for one year or less. Gains recognized by stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a U.S. stockholder upon the disposition of our shares that were held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may also offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our shares by a U.S. stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the stockholder as long-term capital gain.

        If a U.S. stockholder recognizes a loss upon a subsequent disposition of our shares or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards "tax shelters," are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our shares or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Information Reporting and Backup Withholding

        A U.S. stockholder may be subject, under certain circumstances, to information reporting and/or backup withholding (currently at a rate of 28%) with respect to distributions on our shares, and depending on the circumstances, the proceeds of a sale or other taxable disposition of our shares. Under the backup withholding rules, you may be subject to backup withholding at a current rate of 28% with respect to distributions unless you: (1) are a corporation or come within certain other exempt categories and, when required, demonstrate this fact; or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be refunded or credited against your federal income tax liability, provided that you timely furnish the IRS with certain required information.

Passive Activity Losses and Investment Interest Limitations

        Distributions that we make and gains arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, stockholder will not be able to apply any "passive losses" against income or gain relating to our shares. To the extent that distributions we make do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Non-U.S. Stockholders

        The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our shares applicable to non-U.S. stockholders. A "non-U.S. stockholder" is any holder of our common equity other than a partnership or U.S. stockholder. The following discussion is based on current law, and is for general information only. It addresses only selected, and not all, aspects of U.S. federal income taxation.

Ordinary Dividends

        Distributions received by non-U.S. stockholders that are (i) payable out of our earnings and profits, (ii) not attributable to capital gains that we recognize and (iii) not effectively connected with a U.S. trade or business of the non-U.S. stockholder, will be dividends that are subject to U.S. withholding tax at the rate of 30%, unless that rate is reduced or eliminated by an applicable income tax treaty or such dividends are paid to a foreign government or an integral part or controlled entity (other than a controlled commercial entity) thereof ("Foreign Government").

        Because in general we will not know whether a distribution at any particular time will be from our earning and profits and will therefore be treated as a dividend, we expect to withhold federal income tax at the rate of 30% on any distributions made to a non-U.S. stockholder unless:

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  a lower treaty rate applies and the non-U.S. stockholder provides an IRS Form W-8BEN or W-BEN-E (or applicable successor form) evidencing eligibility for that reduced treaty rate;

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  the non-U.S. stockholder is a Foreign Government and provides an IRS Form W-8EXP (or applicable successor form) to that effect; or

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  the non-U.S. stockholder provides an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder's trade or business.

        In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our shares. In cases where the dividend income from a non-U.S. stockholder's investment in our shares is, or is treated as, effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. stockholder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by an applicable income tax treaty) in the case of a non-U.S. stockholder that is a corporation.

Treatment of Our Shares as United States Real Property Interests; Exceptions

        We expect that more than 50% of our assets will consist of "United States real property interests" ("USRPIs") and that we will accordingly meet the general definition of a "United States real property holding company" ("USRPHC") under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). The general rule is that shares of a USRPHC are themselves USRPIs and that gains realized with respect to such shares by non-U.S. stockholders are therefore subject to taxation under FIRPTA.

        However, so long as we continue to qualify as a REIT our shares will not be treated as USRPIs if we are "domestically controlled." We will be "domestically controlled" if less than 50% of the value of our stock is held by foreign persons during the shorter of the preceding five years or the period of our existence ("FIRPTA Testing Period"). For purposes of determining whether a REIT is a "domestically controlled," a person who at all applicable times holds less than 5% of a class of stock that is "regularly traded" will be treated as a U.S. person unless the REIT has actual knowledge that such person is not a U.S. person. We believe that we are currently "domestically controlled." However, no assurance can be given that we will remain so.

        In addition, even if we are not "domestically controlled," any of our shares in a class that is "regularly traded on an established securities market" will not constitute USRPIs in the hands of any foreign person that owns 10% or less of such class during the FIRPTA Testing Period.

Non-Dividend Distributions

        Unless our shares constitute USRPIs as to a particular non-U.S. stockholder, distributions that we make that are not dividends (because they exceed our earnings and profits) will not be subject to U.S. income tax. If we nevertheless withhold tax from such distributions, a non-U.S. stockholder may seek a refund from the IRS of any amounts withheld. If our shares constitute a USRPI because they are not within one of the exceptions to such treatment described above, distributions that we make in excess of the sum of (i) the stockholder's proportionate share of our earnings and profits, plus (ii) the stockholder's basis in its stock, will be taxed under FIRPTA, at the applicable capital gains tax rate that would apply to a U.S. stockholder of the same type (i.e., an individual or a corporation, as the case may be).

USRPI Gains; Distributions

        We may realize gains from the sale of real property ("USRPI Gains") that are taxable to non-U.S. stockholders under FIRPTA upon their distribution. To the extent that we make a distribution to a non-U.S. stockholder that is attributable to USRPI Gains, that distribution will, except as described below, be treated as effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. income tax at the same rates applicable to U.S. taxpayers.

        In addition, we may be required to withhold tax equal to 35% of any distribution to a non-U.S. stockholder to the extent that distribution is attributable to USRPI Gains. Distributions subject to

FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by an applicable income tax treaty) if they are made to a non-U.S. stockholder that is a corporation.

        The foregoing rules are subject to a significant exception. A distribution that would otherwise have been treated as attributable to USRPI Gains will not be so treated or be subject to FIRPTA, and generally will be treated in the same manner as an ordinary dividend would be treated (please refer to "—Ordinary Dividends," above), if (i) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (ii) the recipient non-U.S. stockholder does not own more than 10% of that class of stock at any time during the year ending on the date on which the distribution is received. Furthermore, distributions to "qualified foreign pension funds" generally will be exempt from FIRPTA. Non-U.S. stockholders should consult their tax advisors regarding the application of these rules.

Dispositions of Our Shares

        Unless our shares constitute USRPIs, a sale of our shares by a non-U.S. stockholder generally will not be subject to U.S. taxation under FIRPTA. See "—Treatment of Our Shares as United States Real Property Interests; Exceptions," above, for a description of the circumstances in which our shares will constitute USRPIs. If gain on the sale of our shares were subject to taxation under FIRPTA, the non-U.S. stockholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the shares could be required to withhold 10% (15% for dispositions occurring after February 16, 2016) of the purchase price and remit such amount to the IRS.

        Gain from the sale of our shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. stockholder in two cases: (i) if the non-U.S. stockholder's investment in our shares is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, except that a non-U.S. stockholder that is a corporation may also be subject to a branch profits tax at a rate of 30% (unless reduced or eliminated by an applicable income tax treaty), or (ii) if the non-U.S. stockholder is a non-resident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the non-resident alien individual will be subject to a 30% tax on the individual's capital gain.

Qualified Foreign Pension Funds

        Gains derived from USRPIs held by "qualified foreign pension funds" or entities all of the interests of which are held by "qualified foreign pension funds," and distributions attributable to USRPI Gains that we make to such stockholders will be exempt from FIRPTA. However, such shareholders will remain subject to withholding on ordinary dividends. See "—Ordinary Dividends."

        Non-U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our shares.

Taxation of Tax-Exempt Stockholders

        Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income ("UBTI"). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (i) a tax-exempt stockholder has not held our shares as "debt financed property" within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder) and (ii) our shares are not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our shares generally should not give rise to UBTI to a tax-exempt stockholder.

        Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that we make as UBTI.

        In certain circumstances, a pension trust that owns more than 10% of our shares could be required to treat a percentage of any dividends received from us as UBTI if we are a "pension-held REIT." We will not be a pension-held REIT unless (i) we are required to "look through" one or more of our pension trust stockholders in order to satisfy the REIT "closely held" test and (ii) either (a) one pension trust owns more than 25% of the value of our shares or (b) one or more pension trusts, each individually holding more than 10% of the value of our shares, collectively own more than 50% of the value of our shares. Certain restrictions on ownership and transfer of our shares generally should prevent a tax-exempt entity from owning more than 10% of the value of our shares and generally should prevent us from becoming a pension-held REIT.

        Tax-exempt stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our shares.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

        The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury which may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our common equity.

Medicare 3.8% Tax on Investment Income

        Certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and certain other investment income, including capital gains from the sale or other disposition of our common equity.

Foreign Account Tax Compliance Act

        Withholding taxes may be imposed under Sections 1471 through 1474 of the Code and the Treasury Regulations promulgated thereunder ("FATCA") on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (after December 31, 2018) gross proceeds from the sale or other disposition of, our common equity paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

        We will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. stockholders are encouraged to consult their tax advisors regarding the possible implications of FATCA on their investment in our common equity.

State, Local and Foreign Taxes

        We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside, and we or they may be required to file tax returns in some or all of those jurisdictions. Our state, local or foreign tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our shares.

UNDERWRITING

        We are offering the common stock described in this prospectus through underwriters. Subject to the terms and conditions stated in the underwriting agreement dated                        , 2016, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of our common stock set forth opposite the underwriter's name.

Underwriter	Number of Shares

Total

        If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $        per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

        The expenses of the offering, not including the underwriting discount, are estimated at $             million and are payable by us.

Option to Purchase Additional Shares

        We have granted the underwriters the right to purchase up to            additional shares of our common stock from us at the public offering price, less the underwriting discount, within 30 days after the date of this prospectus to cover overallotments, if any. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

        We and our executive officers have agreed not to sell or transfer any shares of common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of common stock, for         days after the date of this prospectus without first obtaining the written consent of         . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any shares of common stock,

  •
  sell any option or contract to purchase any shares of common stock,

  •
  purchase any option or contract to sell any shares of common stock,

  •
  grant any option, right or warrant for the sale of any shares of common stock,

  •
  lend or otherwise dispose of or transfer any shares of common stock,

  •
  request or demand that we file a registration statement related to the shares of common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of common stock whether any such swap or transaction is to be settled by delivery of shares of common stock or other securities, in cash or otherwise.

        This lock-up provision applies to shares of common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of common stock. It also applies to shares of common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

        The shares of common stock are listed on the NYSE under the symbol "CCP."

Price Stabilization, Short Positions

        Until the distribution of the common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

        In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

        In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

  European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the "Relevant Implementation Date") an offer of securities described in this prospectus may not be made to the public in that Relevant Member State other than:

  (a)
  to any legal entity which is a qualified investor as defined under the Prospectus Directive;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression "Prospectus Directive" means Directive 2003/71/EC (as amended including by Directive 2010/73/EU), and includes any relevant implementing measure in each Member State.

  United Kingdom

        Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom's Financial Services and Markets Act 2000 (as amended, the "FSMA") in connection with the issue or sale of any shares of common stock has only been communicated or caused to be communicated and will only be communicated or cause to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

        All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

        The communication of this document and any other document or materials relating to the issue of any shares of common stock offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order"), or within Article 49(2)(a) to (d) of the Financial Promotion Order, or to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as "relevant persons"). In the United Kingdom, the shares of common stock offered hereby are only available to, and any investment or investment activity to which this document relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

 LEGAL MATTERS

        Sidley Austin LLP will pass upon the validity of the shares of common stock sold in this offering. The statements under the caption "U.S. Federal Income Tax Considerations" as they relate to federal income tax matters have been reviewed by Sidley Austin LLP, and Sidley Austin LLP has opined as to certain income tax matters relating to an investment in our shares. Certain legal matters will be passed upon for the underwriters by            .

 EXPERTS

CCP Financial Statements

        The balance sheet of Care Capital Properties, Inc. as of April 2, 2015 (date of capitalization), the combined consolidated financial statements of Care Capital Properties, Inc.'s Predecessors as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 and related schedule, the combined statement of revenue and certain expenses of the American Realty Capital Healthcare Trust Post-Acute Portfolio for the year ended December 31, 2014, and the combined statement of revenue of the Acquired Skilled Nursing Portfolio for the year ended December 31, 2014, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The audit report covering the December 31, 2014 and 2013 combined consolidated financial statements of Care Capital Properties, Inc.'s Predecessors refers to the combined consolidated financial statements representing a combination of entities under common control of Ventas, Inc. which have been "carved out" of Ventas, Inc.'s consolidated financial statements and reflect significant assumptions and allocations of certain operating expenses from Ventas, Inc. and these costs may not be reflective of the actual costs which would have been incurred had the predecessors, operated as an independent, standalone entity separate from Ventas, Inc.

        The audit report covering the combined statement of revenue and certain expenses of the American Realty Capital Healthcare Trust Post-Acute Portfolio for the year ended December 31, 2014 refers to the presentation of the combined statement of revenue and certain expenses for the purpose of complying with the rules and regulations of the SEC and that the combined statement is not intended to be a complete presentation of the American Realty Capital Healthcare Trust Post-Acute Portfolio's revenue and expenses.

        The audit report covering the combined statement of revenue of the Acquired Skilled Nursing Portfolio for the year ended December 31, 2014 refers to the presentation of the combined statement of revenue for the purpose of complying with the rules and regulations of the SEC and that the combined statement is not intended to be a complete presentation of the Acquired Skilled Nursing Portfolio's revenue.

SCC Financial Statements

        The consolidated balance sheets of Senior Care Centers, LLC and its subsidiaries as of December 31, 2014, 2013 and 2012, and the related consolidated statements of operations, members' equity, and cash flows for each of the fiscal years ended December 31, 2012, 2013 and 2014, have been included herein and in the registration statement of which this prospectus is a part in reliance upon the report of BKD LLP, independent auditors, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

        CCP has filed with the SEC a registration statement on Form S-11 under the Securities Act with respect to the shares of CCP common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to CCP and the common stock offered hereby, you should refer to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference room maintained by the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any portion of the registration statement and the filings may be obtained from such offices upon payment of prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330 or (202) 551-8090. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We maintain a website at www.carecapitalproperties.com. Information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus.

        You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

Care Capital Properties, Inc.
353 North Clark Street, Suite 2900
Chicago, Illinois 60654
(312) 881-4700

        We are subject to the information and reporting requirements of the Exchange Act, and, in accordance with the Exchange Act, we are required to file periodic reports, proxy statements and other information with the SEC, which are available on the SEC's Internet website and at the SEC's public reference facilities referred to above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ventas, Inc.:

        We have audited the accompanying balance sheet of Care Capital Properties, Inc. as of April 2, 2015 (date of capitalization). This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Care Capital Properties, Inc. as of April 2, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
April 23, 2015

CARE CAPITAL PROPERTIES, INC.

CONSOLIDATED BALANCE SHEET

As of April 2, 2015 (date of capitalization)

Assets
Cash	$1,000

Shareholder's Equity
Common stock ($0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding)	$1,000

See accompanying notes.

CARE CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED BALANCE SHEET

As of April 2, 2015 (date of capitalization)

1. ORGANIZATION

        Care Capital Properties, Inc. ("SpinCo") was incorporated as a Delaware corporation on April 2, 2015 (capitalized on April 2, 2015), for purposes of holding the post-acute/skilled nursing facility portfolio operated by regional and local care providers currently owned by Ventas, Inc. ("Ventas"). SpinCo has no material assets or any operations. SpinCo's sole shareholder is Nationwide Health Properties, LLC, a 100% owned subsidiary of Ventas.

2. ACCOUNTING POLICIES

        SpinCo's Consolidated Balance Sheet has been prepared in accordance with U.S. generally accepted accounting principles. A separate Statement of Income, Statement of Equity and Statement of Cash Flows have not been presented because SpinCo has had no activity.

  Principles of Consolidation

        The accompanying Consolidated Balance Sheet includes SpinCo's accounts and the accounts of its wholly owned subsidiaries.

3. SHAREHOLDER'S EQUITY

        SpinCo has been capitalized with the issuance of 100 shares of common stock ($0.01 par value per share) for a total of $1,000.

4. SUBSEQUENT EVENT

        On April 4, 2015, SpinCo, through a wholly owned subsidiary, entered into a definitive agreement to acquire a specialty healthcare and seniors housing valuation firm in exchange for the issuance of shares of SpinCo common stock having a value of approximately $11 million (subject to a potential post-closing issuance of a limited number of additional shares).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Ventas, Inc:

        We have audited the accompanying combined consolidated balance sheets of Care Capital Properties, Inc.'s Predecessors as of December 31, 2014 and 2013 and the related combined consolidated statements of income, equity, and cash flows for each of the years in the three-year period ended December 31, 2014. In connection with our audits of the combined consolidated financial statements, we also have audited the information in financial statement Schedule III. These combined consolidated financial statements and financial statement schedule are the responsibility of Ventas's management. Our responsibility is to express an opinion on these combined consolidated financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the financial position of Care Capital Properties, Inc.'s Predecessors as of December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement Schedule III when considered in relation to the basic combined consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        As discussed in Note 2 to the combined consolidated financial statements, the combined financial statements of Care Capital Properties, Inc.'s Predecessors represent a combination of entities under common control of Ventas, Inc. and have been "carved out" of Ventas, Inc.'s consolidated financial statements and reflect significant assumptions and allocations. The combined consolidated financial statements include allocations of certain operating expenses from Ventas, Inc. These costs may not be reflective of the actual costs which would have been incurred had the predecessors, operated as an independent, stand-alone entity separate from Ventas, Inc.

/s/ KPMG LLP
Chicago, Illinois
April 23, 2015

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

COMBINED CONSOLIDATED BALANCE SHEETS

As of December 31, 2014 and 2013

	2014	2013
	(In thousands)
Assets
Real estate investments:
Land and improvements	$249,504	$253,480
Buildings and improvements	2,446,688	2,429,961
Construction in progress	10,433	9,057
Acquired lease intangibles	87,194	88,380

	2,793,819	2,780,878
Accumulated depreciation and amortization	(602,578)	(508,134)

Net real estate property	2,191,241	2,272,744
Net investment in direct financing lease	21,626	21,179
Secured loans receivable, net	5,249	5,244

Net real estate investments	2,218,116	2,299,167
Cash	2,424	2,167
Goodwill	88,959	88,989
Other assets	22,251	15,441

Total assets	$2,331,750	$2,405,764

Liabilities and equity
Liabilities:
Tenant deposits	$57,362	$40,670
Lease intangible liabilities, net	145,640	165,082
Accounts payable and other liabilities	5,669	8,712

Total liabilities	208,671	214,464
Commitments and contingencies
Equity:
Net parent investment	2,118,216	2,186,201

Total SpinCo equity	2,118,216	2,186,201
Noncontrolling interest	4,863	5,099

Total equity	2,123,079	2,191,300

Total liabilities and equity	$2,331,750	$2,405,764

See Accompanying Notes to the Combined Consolidated Financial Statements.

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

COMBINED CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2014, 2013 and 2012

	2014	2013	2012
	(In thousands)
Revenues:
Rental income, net	$291,962	$287,794	$285,998
Income from investments in direct financing leases and loans	3,400	3,813	4,516
Interest and other income	2	25	23

Total revenues	295,364	291,632	290,537
Expenses:
Depreciation and amortization	100,381	93,187	98,374
General, administrative and professional fees	22,412	22,552	18,643
Merger-related expenses and deal costs	1,547	—	565
Other	13,183	1,368	187

Total expenses	137,523	117,107	117,769

Income before real estate dispositions and noncontrolling interest	157,841	174,525	172,768
Loss on real estate dispositions	(61)	(15)	(28)

Net income	157,780	174,510	172,740
Net income attributable to noncontrolling interest	185	220	319

Net income attributable to SpinCo	$157,595	$174,290	$172,421

See Accompanying Notes to the Combined Consolidated Financial Statements.

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

COMBINED CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2014, 2013 and 2012

	2014	2013	2012
	(In thousands)
Balance, beginning of year	$2,191,300	$2,265,524	$2,328,944
Net income attributable to SpinCo	157,595	174,290	172,421
Net change in noncontrolling interest	(236)	(242)	(4,292)
Net distribution to parent	(225,580)	(248,272)	(231,549)

Balance, end of year	$2,123,079	$2,191,300	$2,265,524

See Accompanying Notes to the Combined Consolidated Financial Statements.

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2014, 2013 and 2012

	2014	2013	2012
	(In thousands)
Cash flows from operating activities:
Net income	$157,780	$174,510	$172,740
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	95,471	89,562	95,100
Amortization of above and below market lease intangibles, net	(11,184)	(10,978)	(9,227)
Accretion of direct financing lease	(1,207)	(1,078)	(1,140)
Amortization of leasing costs and other intangibles	4,910	3,624	3,275
Straight-lining of rental income, net	(294)	(252)	(104)
Loss on real estate dispositions	61	15	28
Other	36	(37)	(120)
Changes in operating assets and liabilities:
Increase in other assets	(4,832)	(6,885)	(3,921)
Decrease in restricted cash	—	518	1,244
Increase in tenant deposits	16,691	7,021	1,942
Decrease in accounts payable and other liabilities	(2,350)	(6,293)	(8,261)

Net cash provided by operating activities	255,082	249,727	251,556
Cash flows from investing activities:
Proceeds from real estate disposals	975	10,350	—
Net investment in real estate property	(13,194)	(11,791)	(19,529)
Investment in direct financing lease	—	—	(1,677)
Investment in loans receivable	(799)	(450)	—
Proceeds from loans receivable	1,226	10,535	873
Capital expenditures	(17,185)	(10,199)	(1,566)
Purchase of redeemable noncontrolling interest	—	(2,950)	—

Net cash used in investing activities	(28,977)	(4,505)	(21,899)
Cash flows from financing activities:
Distributions to noncontrolling interest	(420)	(482)	(612)
Net distribution to parent	(225,428)	(249,318)	(230,628)

Net cash used in financing activities	(225,848)	(249,800)	(231,240)

Net decrease in cash	257	(4,578)	(1,583)
Cash at beginning of period	2,167	6,745	8,328

Cash at end of period	$2,424	$2,167	$6,745

See Accompanying Notes to the Combined Consolidated Financial Statements.

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business

        On April 6, 2015, Ventas, Inc. ("Ventas") announced its plan to spin off its post-acute/skilled nursing facility ("SNF") portfolio operated by regional and local care providers (the "SpinCo Business"), thereby creating two separate, independent publicly-traded companies.

        To accomplish this separation, Ventas created a newly formed Delaware corporation, Care Capital Properties, Inc. ("SpinCo"), to hold the SpinCo Business. SpinCo is currently a wholly owned subsidiary of Ventas. Prior to or concurrently with the separation, Ventas will engage in certain reorganization transactions that are designed to consolidate the ownership of its interests in 353 properties and certain loans receivable that comprise the SpinCo Business and distribute such interests to SpinCo. The separation will be effected by means of a pro-rata distribution of all of the outstanding shares of SpinCo common stock owned by Ventas to the holders of Ventas common stock on the record date. Unless otherwise indicated or except where the context otherwise requires, references to "we," "us," or "our" refer to the SpinCo Business after giving effect to the transfer of the assets and liabilities from Ventas.

        To date, we have not conducted any business as a separate company and have no material assets or liabilities. The operations of the SpinCo Business to be transferred to SpinCo by Ventas are presented as if the transferred business was our business for all historical periods described and at the carrying value of such assets and liabilities reflected in Ventas's books and records. Following the separation and distribution, we expect to operate as a real estate investment trust ("REIT") with a diversified portfolio of SNFs and other healthcare properties located throughout the United States. As of December 31, 2014, the SpinCo Business consisted of 325 properties (including two properties that will not be transferred to SpinCo as part of the separation and four properties that are classified as held for sale). In addition, we originate and manage a small portfolio of secured and unsecured loans, made primarily to SNF operators or secured by SNF assets.

        The accompanying combined consolidated financial statements have been prepared on a standalone basis and are derived from Ventas's consolidated financial statements and accounting records. The combined consolidated financial statements reflect our financial position, results of operations and cash flows as though the SpinCo Business was operated as part of Ventas prior to the distribution, in conformity with U.S. generally accepted accounting principles ("GAAP").

        Our equity balance (net parent investment) in these combined consolidated financial statements represents the excess of total assets over total liabilities, including the intercompany balances between SpinCo and Ventas. Net parent investment is primarily impacted by contributions from Ventas, which are the result of treasury activities and net funding provided by or distributed to Ventas prior to the separation.

Note 2—Accounting Policies

Principles of Combination and Consolidation and Basis of Presentation

        The accompanying historical combined consolidated financial statements of the SpinCo Business do not represent the financial position and results of operations of a legal entity, but rather a combination of entities under common control that have been "carved out" of Ventas's consolidated financial statements and reflect significant assumptions and allocations. All intercompany transactions and balances have been eliminated in consolidation, and our net income is reduced by the portion of net income attributable to noncontrolling interests.

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Accounting Policies (Continued)

        These combined consolidated financial statements include the attribution of certain assets and liabilities that have historically been held at the Ventas corporate level, but which are specifically identifiable or attributable to us. All transactions between Ventas and SpinCo are considered to be effectively settled in the combined consolidated financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected as net distribution to Parent in the combined consolidated statements of cash flows as a financing activity and in the combined consolidated balance sheet as net parent investment. No other related party transactions or relationships are reflected in our combined consolidated financial statements.

        These combined consolidated financial statements include an allocation of expenses related to certain Ventas corporate functions, including executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. These expenses have been allocated to us based on direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a pro rata basis of revenue, headcount or other measures. We consider the expense methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the periods presented. We believe that the assumptions and estimates used in preparation of the underlying combined consolidated financial statements are reasonable. However, the combined consolidated financial statements herein do not necessarily reflect what our financial position, results of operations or cash flows would have been if we had been a standalone company during the periods presented, nor are they necessarily indicative of our future results of operations, financial position or cash flows.

Noncontrolling Interests

        We present the portion of any equity that we do not own in entities that we control (and thus consolidate) as noncontrolling interests and classify those interests as a component of consolidated equity, separate from total SpinCo equity, on our combined consolidated balance sheets. For consolidated joint ventures with pro rata distribution allocations, net income or loss is allocated between the joint venture partners based on their respective stated ownership percentages. We account for purchases or sales of equity interests that do not result in a change of control as equity transactions, through net parent investment. In addition, we include net income attributable to the noncontrolling interest in net income in our combined consolidated statements of income.

        As of December 31, 2014, we had controlling interests in two joint venture entities that owned a total of six SNFs. The noncontrolling interest ownership percentages for these joint ventures are 6.82% and 49%, respectively.

        During 2013, we acquired the noncontrolling interest of another joint venture entity that owned five SNFs and one seniors housing community for $2.9 million.

Accounting Estimates

        The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions regarding future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base these estimates on our experience and assumptions we believe to be reasonable under the circumstances. However, if our

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Accounting Policies (Continued)

judgment or interpretation of the facts and circumstances relating to various transactions or other matters had been different, we may have applied a different accounting treatment, resulting in a different presentation of our financial statements. We periodically reevaluate our estimates and assumptions, and in the event they prove to be different from actual results, we make adjustments in subsequent periods to reflect more current estimates and assumptions about matters that are inherently uncertain.

Net Real Estate Property

        Our investment in net real estate property is recorded on our combined consolidated balance sheets at historical cost. These real estate assets are initially measured upon their acquisition. We account for acquisitions using the acquisition method and allocate the cost of the businesses acquired among tangible and recognized intangible assets and liabilities based upon their estimated fair values as of the acquisition date.

  •
  Land—We determine the value of land either by considering the sales prices of similar properties in recent transactions or based on internal analyses of recently acquired and existing comparable properties within our portfolio.

  •
  Buildings—We estimate the fair value of buildings acquired on an as-if-vacant basis and depreciate the building value over the estimated remaining life of the building, generally not to exceed 35 years.

  •
  Other tangible fixed assets—We determine the allocated value of other fixed assets, such as site improvements and furniture, fixtures and equipment, based upon the replacement cost and depreciate such value over the assets' estimated remaining useful lives as determined at the applicable acquisition date.

  •
  In-place lease intangibles—The value of in-place leases reflects our estimate of the cost to obtain tenants, including leasing commissions, and an estimated value of the absorption period to reflect the value of the rent and recovery costs foregone during a reasonable lease-up period as if the acquired space was vacant. We amortize these intangibles through amortization expense over the remaining life of the associated lease plus assumed bargain renewal periods, if any.

  •
  Market lease intangibles—We estimate the value of any above and/or below market leases by discounting the difference between the estimated market rent and in-place lease rent. We amortize these intangibles to revenue over the remaining life of the associated lease plus any assumed bargain renewal periods, if any. If a lease is terminated prior to its stated expiration or not renewed upon expiration, we recognize all unamortized amounts of lease-related intangibles associated with that lease in operations at that time.

  •
  Purchase option intangibles—We estimate the fair value of purchase option intangible liabilities by discounting the difference between the applicable property's acquisition date fair value and an estimate of its future option price. We do not amortize the resulting intangible liability over the term of the lease, but rather adjust the recognized value of the asset or liability upon sale.

  •
  Goodwill—Goodwill represents the excess of the purchase price paid over the fair value of the net assets of the acquired business. We do not amortize goodwill.

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Accounting Policies (Continued)

Impairment of Long-Lived and Intangible Assets and Goodwill

        We periodically evaluate our long-lived assets, primarily consisting of investments in real estate, for impairment indicators. If indicators of impairment are present, we evaluate the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying operations. In performing this evaluation, we consider market conditions and our current intentions with respect to holding or disposing of the asset. We adjust the net book value of leased properties and other long-lived assets to fair value if the sum of the expected future undiscounted cash flows, including sales proceeds, is less than book value. We recognize any shortfall from carrying value as an impairment loss in the current period. We recognized total impairments of $8.8 million, $5.6 million and $13.1 million for the years ended December 31, 2014, 2013 and 2012, respectively, which are reported primarily in depreciation and amortization in our combined consolidated statements of income. The impairment charges in 2014 relate to three properties classified as held for sale as of December 31, 2014 and one property that was sold in 2014. $4.6 million of the 2012 impairment charges relate to three SNFs and four seniors housing communities that were sold in 2013.

        If impairment indicators arise with respect to intangible assets with finite useful lives, we evaluate impairment by comparing the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, then we estimate the fair value of the asset and compare the estimated fair value to the intangible asset's carrying value. We recognize any shortfall from carrying value as an impairment loss in the current period.

        We test goodwill for impairment at least annually, and more frequently if indicators arise. We first assess qualitative factors, such as current macroeconomic conditions, state of the equity and capital markets and our overall financial and operating performance, to determine the likelihood that the fair value of the reporting unit is less than its carrying amount. If we determine it is more likely than not that the fair value of the reporting unit is less than its carrying amount, we proceed with the two-step approach to evaluating impairment. First, we estimate the fair value of the reporting unit and compare it to the reporting unit's carrying value. If the carrying value exceeds fair value, we proceed with the second step, which requires us to assign the fair value of the reporting unit to all of the assets and liabilities of the reporting unit as if it had been acquired in a business combination at the date of the impairment test. The excess fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied value of goodwill and is used to determine the amount of impairment. We recognize an impairment loss to the extent the carrying value of goodwill exceeds the implied value in the current period. We did not recognize any impairment of goodwill for the years ended December 31, 2014, 2013, and 2012.

        Estimates of fair value used in our evaluation of goodwill, real estate investments and intangible assets are based upon discounted future cash flow projections or other acceptable valuation techniques that are based, in turn, upon level three inputs in the fair value hierarchy (as described below), such as revenue and expense growth rates, capitalization rates, discount rates or other available market data. Our ability to accurately predict future operating results and cash flows and to estimate and allocate fair values impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results.

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Accounting Policies (Continued)

Assets Held for Sale and Discontinued Operations

        We may sell properties from time to time for various reasons, including favorable market conditions or the exercise of purchase options by tenants. We classify certain long-lived assets as held for sale once the criteria, as defined by GAAP, have been met. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value minus cost to sell and are no longer depreciated.

        In 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity ("ASU 2014-08"), which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is defined as: (1) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity's operations and financial results; or (2) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. The Combined Consolidated Financial Statements reflect the adoption of ASU 2014-08 as of January 1, 2012. There were no properties that met the definition of discontinued operations for any of the periods presented.

Net Investment in Direct Financing Lease

        We own one SNF under a lease agreement that is classified as a direct financing lease, as there is a tenant purchase obligation at the end of the lease term. The net investment in direct financing lease represents the total undiscounted rental payments (including the tenant's purchase obligation) plus estimated unguaranteed residual value less the unearned lease income and is recorded as a receivable on our combined consolidated balance sheets. Unearned lease income represents the excess of the minimum lease payments and residual values over the cost of the investment. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield when collectability of the lease payments is reasonably assured. Our net investment in direct financing lease has a carrying amount of $21.6 million and $21.2 million as of December 31, 2014 and 2013, respectively. Income from our net investment in direct financing lease was $2.4 million, $2.4 million and $2.3 million for the years ended December 31, 2014, 2013 and 2012, respectively. Future minimum lease payments contractually due under direct financing lease at December 31, 2014, were as follows: 2015—$2.0 million; 2016—$2.1 million; 2017—$2.1 million; 2018—$2.2 million; 2019—$2.2 million; thereafter—$29.1 million.

Loans Receivable

        We determine the fair value of loans receivable acquired in connection with a business combination by discounting the estimated future cash flows using current interest rates at which similar loans with the same terms and length to maturity would be made to borrowers with similar credit ratings. We do not establish a valuation allowance at the acquisition date because the estimated future cash flows already reflect our judgment regarding their uncertainty. We recognize the difference between the acquisition date fair value and the total expected cash flows as interest income using the effective interest method over the life of the applicable loan. We immediately recognize in income any unamortized balances if the loan is repaid before its contractual maturity.

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Accounting Policies (Continued)

        Subsequent to the acquisition date, we evaluate changes regarding the uncertainty of future cash flows and the need for a valuation allowance, as appropriate. We regularly evaluate the collectability of loans receivable based on factors such as corporate and facility-level financial and operational reports, compliance with financial covenants set forth in the applicable loan agreement, the financial strength of the borrower and any guarantor, the payment history of the borrower and current economic conditions. If our evaluation of these factors indicates it is probable that we will be unable to collect all amounts due under the terms of the applicable loan agreement, we provide a reserve against the portion of the receivable that we estimate may not be collected.

Centralized Cash Management

        We and our wholly owned subsidiaries have historically been subject to Ventas's centralized cash management system. All payments have been controlled and made by Ventas resulting in intercompany transactions between us and Ventas that do not settle in cash. The net effect of these intercompany transactions is reflected in net distribution to parent on the combined consolidated statements of cash flows and the combined consolidated statements of equity. The net distributions were $225.6 million, $248.3 million, and $231.5 million for the years ended December 31, 2014, 2013 and 2012, respectively.

        The cash balances contained in our combined consolidated balance sheets are related to our joint venture entities that do not participate in the centralized cash management system.

Tenant Deposits

        Tenant deposits consist of amounts provided by our tenants, and held by us, to provide for future real estate tax and insurance expenditures and tenant improvements related to our properties and operations.

Fair Values of Financial Instruments

        Fair value is a market-based measurement, not an entity-specific measurement, and we determine fair value based on the assumptions that we expect market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

        Level one inputs utilize unadjusted quoted prices for identical assets or liabilities in active markets that we have the ability to access. Level two inputs are inputs other than quoted prices included in level one that are directly or indirectly observable for the asset or liability. Level two inputs may include quoted prices for similar assets and liabilities in active markets and other inputs for the asset or liability that are observable at commonly quoted intervals, such as interest rates and yield curves. Level three inputs are unobservable inputs for the asset or liability, which typically are based on our own assumptions, because there is little, if any, related market activity. If the determination of the fair value measurement is based on inputs from different levels of the hierarchy, the level within which the entire fair value measurement falls is the lowest level input that is significant to the fair value measurement in its entirety. If the volume and level of market activity for an asset or liability has decreased significantly

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Accounting Policies (Continued)

relative to the normal market activity for such asset or liability (or similar assets or liabilities), then transactions or quoted prices may not accurately reflect fair value. In addition, if there is evidence that a transaction for an asset or liability is not orderly, little, if any, weight is placed on that transaction price as an indicator of fair value. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

        We use the following methods and assumptions in estimating the fair value of our financial instruments.

  •
  Cash—The carrying amount of unrestricted cash reported on our combined consolidated balance sheets approximates fair value.

  •
  Loans receivable—We estimate the fair value of loans receivable using level two and level three inputs: we discount future cash flows using current interest rates at which similar loans with the same terms and length to maturity would be made to borrowers with similar credit ratings.

Revenue Recognition

  Triple-Net Leased Properties

        Certain of our triple-net leases provide for periodic and determinable increases in base rent. We recognize base rental revenues under these leases on a straight-line basis over the applicable lease term when collectability is reasonably assured. Recognizing rental income on a straight-line basis generally results in recognized revenues during the first half of a lease term exceeding the cash amounts contractually due from our tenants, creating a straight-line rent receivable that is included in other assets on our combined consolidated balance sheets.

        Our remaining leases provide for periodic increases in base rent only if certain revenue parameters or other substantive contingencies are met. We recognize the increased rental revenue under these leases as the related parameters or contingencies are met, rather than on a straight-line basis over the applicable lease term.

        We recognize income from rent, lease termination fees and all other income when all of the following criteria are met in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin 104: (i) the applicable agreement has been fully executed and delivered; (ii) services have been rendered; (iii) the amount is fixed or determinable; and (iv) collectability is reasonably assured.

  Allowances

        We assess the collectability of our rent receivables, including straight-line rent receivables. We base our assessment of the collectability of rent receivables (other than straight-line rent receivables) on several factors, including, among other things, payment history, the financial strength of the tenant and any guarantors, the value of the underlying collateral, if any, and current economic conditions. If our evaluation of these factors indicates it is probable that we will be unable to recover the full value of the receivable, we provide a reserve against the portion of the receivable that we estimate may not be recovered. We also base our assessment of the collectability of straight-line rent receivables on several factors, including, among other things, the financial strength of the tenant and any guarantors, the

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Accounting Policies (Continued)

historical operations and operating trends of the property, the historical payment pattern of the tenant and the type of property. If our evaluation of these factors indicates it is probable that we will be unable to receive the rent payments due in the future, we provide a reserve against the recognized straight-line rent receivable asset for the portion, up to its full value, that we estimate may not be recovered. If we change our assumptions or estimates regarding the collectability of future rent payments required by a lease, we may adjust our reserve to increase or reduce the rental revenue recognized in the period we make such change in our assumptions or estimates.

  Loans

        We recognize interest income from loans, including discounts and premiums, using the effective interest method when collectability is reasonably assured. We apply the effective interest method on a loan-by-loan basis and recognize discounts and premiums as yield adjustments over the related loan term. We recognize interest income on an impaired loan to the extent our estimate of the fair value of the collateral is sufficient to support the balance of the loan, other receivables and all related accrued interest. When the balance of the loan, other receivables and all related accrued interest is equal to or less than our estimate of the fair value of the collateral, we recognize interest income on a cash basis. We provide a reserve against an impaired loan to the extent our total investment in the loan exceeds our estimate of the fair value of the loan collateral.

Federal Income Tax

        Ventas has elected to be treated as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), for every year beginning with the year ended December 31, 1999. Accordingly, Ventas is not generally subject to federal income tax. We intend to elect to be treated as a REIT under the applicable provisions of the Code, beginning with the taxable year in which the distribution occurs.

Segment Reporting

        As of December 31, 2014, 2013 and 2012, we operated through a single reportable business segment: triple-net leased properties. We invest in SNFs and other healthcare properties throughout the United States and lease those properties to healthcare operating companies under "triple-net" or "absolute-net" leases that obligate the tenants to pay all property-related expenses.

Recently Issued or Adopted Accounting Standards

        In June 2011, the FASB issued Accounting Standards Update ("ASU") 2011-05, Presentation of Comprehensive Income ("ASU 2011-05"), which amends ASC Topic 220, Comprehensive Income. ASU 2011-05 requires entities to present comprehensive income in either: (i) one continuous financial statement or (ii) two separate but consecutive statements that display net income and the components of other comprehensive income. Totals and individual components of both net income and other comprehensive income must be included in either presentation. We adopted the provisions of ASU 2011-05 on January 1, 2012. This adoption had no impact on our combined consolidated financial statements, as we have no applicable components of other comprehensive income.

        In 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers ("ASU 2014-09"), which outlines a comprehensive model for entities to use in accounting for revenue arising from

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Accounting Policies (Continued)

contracts with customers. ASU 2014-09 states that "an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services." While ASU 2014-09 specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. ASU 2014-09 is effective for us beginning January 1, 2018. We are continuing to evaluate this guidance; however, we do not expect its adoption to have a significant impact on our combined consolidated financial statements, as substantially all of our revenue consists of rental income from leasing arrangements, which are specifically excluded from ASU 2014-09.

        In 2015, the FASB ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis ("ASU 2015-02") which makes certain changes to both the variable interest model and the voting model including changes to (1) the identification of variable interests (fees paid to a decision maker or service provider), (2) the variable interest entity characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. ASU 2015-02 is effective for us beginning January 1, 2016. We are continuing to evaluate this guidance; however, we do not expect its adoption to have a significant impact on our combined consolidated financial statements.

        In addition, Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of the benefits of this extended transition period and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. This election is irrevocable.

Note 3—Triple-Net Lease Arrangements

        No individual tenant accounted for a significant portion of our revenues for the years ended December 31, 2014, 2013 and 2012. Nevertheless, our financial condition and results of operations could decline if our tenants, in part or in whole, become unable or unwilling to satisfy their obligations to us or to renew their leases with us upon expiration of the terms thereof. We cannot assure you that our tenants will have sufficient assets, income and access to financing to enable them to satisfy their respective obligations to us, and any failure, inability or unwillingness by our tenants to do so could have a material adverse effect on our business, financial condition, results of operations and liquidity. We also cannot assure you that our tenants will elect to renew their respective leases with us upon expiration of the leases or that we will be able to reposition any non-renewed properties on a timely basis or on the same or better economic terms, if at all.

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3—Triple-Net Lease Arrangements (Continued)

        The following table sets forth the future contracted minimum rentals, excluding contingent rent escalations, but including straight-line rent adjustments where applicable, for all of our triple-net leases as of December 31, 2014 (excluding properties classified as held for sale as of December 31, 2014 and rents from direct financing lease) (in thousands):

2015	$272,334
2016	268,185
2017	267,042
2018	269,486
2019	269,565
Thereafter	1,437,319

Total	$2,783,931

        Our straight-line rent receivable balance was $0.8 million and $0.5 million, net of allowances of $58.0 million and $37.8 million, as of December 31, 2014 and 2013, respectively. We recognized charges for straight-line rent allowances within rental income on our combined consolidated statements of income of $21.4 million, $16.1 million and $14.3 million for the years ended December 31, 2014, 2013 and 2012.

        In December 2014, SpinCo made a $10.0 million payment in satisfaction of a contingent obligation related to a liability of a former tenant of SpinCo, which is recorded in other expense in our combined consolidated statements of income.

Note 4—Acquisitions and Dispositions of Real Estate Property

        During 2012, we acquired two SNFs for an aggregate purchase price of $27.8 million.

        We acquired equipment of $13.2 million and $11.8 million during the years ended December 31, 2014 and 2013, respectively, from our former operator in connection the transition of certain properties to new operators.

        We paid $17.2 million, $10.2 million, and $1.6 million for various capital expenditure projects during the years ended December 31, 2014, 2013 and 2012, respectively.

        In January 2015, Ventas completed its acquisition of American Realty Capital Healthcare Trust, Inc., including 14 SNFs and four specialty hospitals that are being transferred to SpinCo, in a stock and cash transaction. Also in January 2015, Ventas completed the acquisition of 12 SNFs for an aggregate purchase price of $234.9 million, all of which will be transferred to SpinCo.

        In 2013, we sold three SNFs and four seniors housing communities for aggregate consideration of $10.4 million, including a lease termination fee of $0.3 million. In 2014, we sold one SNF for total consideration of $1.0 million. We recognized a loss on sale of approximately $0.1 million for costs paid at closing.

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4—Acquisitions and Dispositions of Real Estate Property (Continued)

        The table below summarizes our real estate assets classified as held for sale as of December 31, 2014 and 2013, including the amounts reported within other assets and accounts payable and other liabilities on our combined consolidated balance sheets.

	December 31, 2014			December 31, 2013
	Number of Properties Held for Sale	Other Assets	Accounts Payable and Other Liabilities	Number of Properties Held for Sale	Other Assets	Accounts Payable and Other Liabilities
	(Dollars in thousands)
SNFs	4	$5,229	$1,045	1	$631	$—

Note 5—Loans Receivable

        Below is a summary of our loans receivable as of December 31, 2014 and 2013.

	2014		2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)
Secured loans receivable, net	$5,249	$5,174	$5,244	$4,632
Unsecured loans receivable, net	4,242	4,106	3,988	3,747

        The secured loan in the table above is secured by one SNF located in Florida. The loan has a stated interest rate of 9.75% and matures in 2018.

        During 2013, we received aggregate proceeds of $9.4 million for final repayment of two secured loans receivable. We recognized $0.2 million of gains on these loan repayments, which are recorded in income from investments in direct financing leases and loans in our combined consolidated statements of income for the year ended December 31, 2013.

        Fair value estimates as reflected in the table above are subjective in nature and based upon several important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented above are not necessarily indicative of the amounts we would realize in a current market exchange.

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Intangibles

        The following is a summary of our intangibles as of December 31, 2014 and 2013:

	December 31, 2014		December 31, 2013
	Balance	Remaining Weighted Average Amortization Period in Years	Balance	Remaining Weighted Average Amortization Period in Years
		(Dollars in thousands)
Intangible assets:
Above market lease intangibles	$60,251	11.1	$61,220	11.0
In-place lease intangibles	26,943	12.9	27,160	13.1
Accumulated amortization	(35,221)	N/A	(25,117)	N/A
Goodwill	88,959	N/A	88,989	N/A

Net intangible assets	$140,932	11.7	$152,252	11.6

Intangible liabilities:
Below market lease intangibles	$198,170	15.2	$199,189	15.4
Accumulated amortization	(61,882)	N/A	(43,459)	N/A
Purchase option intangibles	9,352	N/A	9,352	N/A

Net intangible liabilities	$145,640	15.2	$165,082	15.4

N/A—Not Applicable

        Above market lease intangibles and in-place lease intangibles are included in acquired lease intangibles within real estate investments on our combined consolidated balance sheets. Below market lease intangibles and purchase option intangibles are included in lease intangible liabilities on our combined consolidated balance sheets. For the years ended December 31, 2014, 2013 and 2012, our net amortization related to these intangibles was $8.3 million, $8.1 million and $6.4 million, respectively. The estimated net amortization related to these intangibles for each of the next five years is as follows: 2015—$7.0 million; 2016—$6.8 million; 2017—$6.6 million; 2018—$6.4 million; and 2019—$6.6 million.

Note 7—Other Assets

        The following is a summary of our other assets as of December 31, 2014 and 2013:

	2014	2013
	(In thousands)
Straight-line rent receivables, net	$766	$473
Unsecured loans receivable, net	4,242	3,988
Deferred lease costs	9,970	5,927
Assets held for sale	5,229	631
Other, net	2,044	4,422

Total other assets	$22,251	$15,441

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Commitments and Contingencies

Certain Obligations, Liabilities and Litigation

        We may be subject to various obligations, liabilities and litigation assumed in connection with or arising out of our acquisitions or otherwise arising in connection with our business, some of which may be indemnifiable by third parties. If these liabilities are greater than expected or were not known to us at the time of acquisition, if we are not entitled to indemnification, or if the responsible third party fails to indemnify us, such obligations, liabilities and litigation could have a material adverse effect on our business, financial condition, results of operations and liquidity. In addition, in connection with the sale or leasing of our properties, we may incur various obligations and liabilities, including indemnification obligations to the buyer or tenant, relating to the operations of those properties, which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Note 9—Litigation

        We are involved from time to time in various legal proceedings that arise in the ordinary course of our business, including, but not limited to commercial disputes, environmental matters, and litigation in connection with transactions including acquisitions and divestitures. We believe that such litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

        Our tenants and, in some cases, their affiliates may be required by the terms of their leases and other agreements with us to indemnify, defend and hold us harmless against certain actions, investigations and claims arising in the course of their business and related to the operations of our properties. In addition, third parties from whom we acquired certain of our assets and, in some cases, their affiliates may be required by the terms of the related conveyance documents to indemnify, defend and hold us harmless against certain actions, investigations and claims related to the acquired assets and arising prior to our ownership or related to excluded assets and liabilities. In some cases, a portion of the purchase price consideration is held in escrow for a specified period of time as collateral for these indemnification obligations. We cannot provide any assurance that our tenants, their affiliates or other obligated third parties will defend us in any such matters, that our tenants, their affiliates or other obligated third parties will have sufficient assets, income and access to financing to enable them to satisfy their defense and indemnification obligations to us or that any purchase price consideration held in escrow will be sufficient to satisfy claims for which we are entitled to indemnification.

Note 10—Subsequent Events

        We have evaluated subsequent events through April 23, 2015, the date which the combined consolidated financial statements were available to be issued.

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2014

	For the Years Ended December 31,
	2014	2013	2012
		(In thousands)
Reconciliation of real estate:
Carrying cost:
Balance at beginning of period	$2,692,498	$2,672,101	$2,670,367
Additions during period:
Acquisitions	13,194	11,791	13,844
Capital expenditures	16,426	11,550	1,566
Deletions during period:
Sales and/or transfers to assets held for sale	(15,493)	(2,944)	(13,676)

Balance at end of period	$2,706,625	$2,692,498	$2,672,101

Accumulated depreciation:
Balance at beginning of period	$483,017	$396,401	$307,066
Additions during period:
Depreciation expense	95,058	89,193	94,816
Deletions during period:
Sales and/or transfers to assets held for sale	(10,722)	(2,577)	(5,481)

Balance at end of period	$567,353	$483,017	$396,401

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
December 31, 2014
(Dollars in Thousands)

							Gross Amount Carried at Close of Period
	Location			Initial Cost to Company										Life on Which Depreciation in Income Statement is Computed
						Costs Capitalized Subsequent to Acquisition
Property Name	City	State / Province	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	NBV	Year of Construction	Year Acquired
SKILLED NURSING FACILITIES
Whitesburg Gardens Health Care Center	Huntsville	AL	—	$534	$4,216	$328	$534	$4,544	$5,078	$4,025	$1,053	1968	1991	25 years
Azalea Gardens of Mobile	Mobile	AL	—	5	2,981	319	8	3,297	3,305	2,426	879	1967	1992	29 years
Heartland	Benton	AR	—	650	13,540	18	650	13,558	14,208	1,581	12,627	1992	2011	35 years
Southern Trace	Bryant	AR	—	480	12,455	—	480	12,455	12,935	1,462	11,473	1989	2011	35 years
Beverly Health Care Golflinks	Hot Springs	AR	—	500	11,311	—	500	11,311	11,811	1,387	10,424	1978	2011	35 years
Lake Village	Lake Village	AR	—	560	8,594	23	560	8,617	9,177	1,071	8,106	1998	2011	35 years
Belle View	Monticello	AR	—	260	9,542	—	260	9,542	9,802	1,121	8,681	1995	2011	35 years
River Chase	Morrilton	AR	—	240	9,476	—	240	9,476	9,716	1,111	8,605	1988	2011	35 years
Brookridge Cove	Morrilton	AR	—	410	11,069	4	410	11,073	11,483	1,323	10,160	1996	2011	35 years
River Ridge	Wynne	AR	—	290	10,763	1	290	10,764	11,054	1,251	9,803	1990	2011	35 years
Kachina Point Health Care and Rehabilitation Center	Sedona	AZ	—	364	4,179	197	364	4,376	4,740	3,214	1,526	1983	1984	45 years
Villa Campana Health Care Center	Tucson	AZ	—	533	2,201	395	533	2,596	3,129	1,584	1,545	1983	1993	35 years
Bay View Nursing and Rehabilitation Center	Alameda	CA	—	1,462	5,981	282	1,462	6,263	7,725	4,862	2,863	1967	1993	45 years
Chowchilla Convalescent Center	Chowchilla	CA	—	1,780	5,097	—	1,780	5,097	6,877	634	6,243	1965	2011	35 years
Driftwood Gilroy	Gilroy	CA	—	3,330	13,665	—	3,330	13,665	16,995	1,638	15,357	1968	2011	35 years
Orange Hills Convalescent Hospital	Orange	CA	—	960	20,968	—	960	20,968	21,928	2,369	19,559	1987	2011	35 years
Village Square Nursing and Rehabilitation Center	San Marcos	CA	—	766	3,507	—	766	3,507	4,273	1,838	2,435	1989	1993	42 years
Brighton Care Center	Brighton	CO	—	282	3,377	468	282	3,845	4,127	2,741	1,386	1969	1992	30 years
Malley Healthcare and Rehabilitation Center	Northglenn	CO	—	501	8,294	243	501	8,537	9,038	6,182	2,856	1971	1993	29 years
Parkway Pavilion Healthcare	Enfield	CT	—	337	3,607	203	337	3,810	4,147	3,077	1,070	1968	1994	28 years
The Crossings West Campus	New London	CT	—	202	2,363	129	202	2,492	2,694	1,877	817	1969	1994	28 years
The Crossings East Campus	New London	CT	—	401	2,776	263	401	3,039	3,440	2,371	1,069	1968	1992	29 years
Beverly Health—Ft. Pierce	Fort Pierce	FL	—	840	16,318	—	840	16,318	17,158	1,939	15,219	1960	2011	35 years
Willowwood Health & Rehab Center	Flowery Branch	GA	—	1,130	9,219	—	1,130	9,219	10,349	1,100	9,249	1970	2011	35 years
Specialty Care of Marietta	Marietta	GA	—	241	2,782	377	241	3,159	3,400	2,269	1,131	1968	1993	28.5 years
Savannah Rehabilitation & Nursing Center	Savannah	GA	—	213	2,772	345	213	3,117	3,330	2,192	1,138	1968	1993	28.5 years
Savannah Specialty Care Center	Savannah	GA	—	157	2,219	228	157	2,447	2,604	2,023	581	1972	1991	26 years
Boise Health and Rehabilitation Center	Boise	ID	—	256	3,593	281	256	3,874	4,130	1,677	2,453	1977	1998	45 years

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
December 31, 2014
(Dollars in Thousands)

							Gross Amount Carried at Close of Period
	Location			Initial Cost to Company										Life on Which Depreciation in Income Statement is Computed
						Costs Capitalized Subsequent to Acquisition
Property Name	City	State / Province	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	NBV	Year of Construction	Year Acquired
Meadowbrooke Rehab Centre & Suites	Anderson	IN	—	1,600	6,710	—	1,600	6,710	8,310	864	7,446	1967	2011	35 years
Chalet Village	Berne	IN	—	590	1,654	—	590	1,654	2,244	320	1,924	1986	2011	35 years
Meadowvale Health and Rehabilitation Center	Bluffton	IN	—	7	787	576	7	1,363	1,370	689	681	1962	1995	22 years
Bremen Health Care Center	Bremen	IN	—	109	3,354	548	109	3,902	4,011	2,256	1,755	1982	1996	45 years
Vermillion Convalescent Center	Clinton	IN	—	700	11,057	—	700	11,057	11,757	1,328	10,429	1971	2011	35 years
Willow Crossing Health & Rehab Center	Columbus	IN	—	880	4,963	—	880	4,963	5,843	672	5,171	1988	2011	35 years
Greenhill Manor	Fowler	IN	—	380	7,659	—	380	7,659	8,039	896	7,143	1973	2011	35 years
Twin City Healthcare	Gas City	IN	—	350	3,012	—	350	3,012	3,362	433	2,929	1974	2011	35 years
Hanover Nursing Center	Hanover	IN	—	1,070	3,903	—	1,070	3,903	4,973	641	4,332	1975	2011	35 years
Bridgewater Center for Health & Rehab	Hartford City	IN	—	470	1,855	—	470	1,855	2,325	337	1,988	1988	2011	35 years
Oakbrook Village	Huntington	IN	—	600	1,950	—	600	1,950	2,550	303	2,247	1987	2011	35 years
Lakeview Manor	Indianapolis	IN	—	2,780	7,927	—	2,780	7,927	10,707	1,128	9,579	1968	2011	35 years
Wintersong Village	Knox	IN	—	420	2,019	—	420	2,019	2,439	291	2,148	1984	2011	35 years
Woodland Hills Care Center	Lawrenceburg	IN	—	340	3,757	—	340	3,757	4,097	571	3,526	1966	2011	35 years
Parkwood Health Care Center	Lebanon	IN	—	121	4,512	1,291	121	5,803	5,924	4,003	1,921	1977	1993	25 years
Whispering Pines	Monticello	IN	—	460	8,461	—	460	8,461	8,921	1,001	7,920	1988	2011	35 years
Muncie Health & Rehabilitation Center	Muncie	IN	—	108	4,202	1,259	170	5,399	5,569	3,786	1,783	1980	1993	25 years
Willow Bend Living Center	Muncie	IN	—	1,080	4,026	—	1,080	4,026	5,106	524	4,582	1976	2011	35 years
Liberty Village	Muncie	IN	—	1,520	7,542	—	1,520	7,542	9,062	931	8,131	2001	2011	35 years
Petersburg Health Care Center	Petersburg	IN	—	310	8,443	—	310	8,443	8,753	1,025	7,728	1970	2011	35 years
Persimmon Ridge Center	Portland	IN	—	400	9,597	—	400	9,597	9,997	1,163	8,834	1964	2011	35 years
Oakridge Convalescent Center	Richmond	IN	—	640	11,128	—	640	11,128	11,768	1,355	10,413	1975	2011	35 years
Royal Oaks Health Care and Rehabilitation Center	Terre Haute	IN	—	418	5,779	1,209	428	6,978	7,406	2,869	4,537	1995	1995	45 years
Westridge Healthcare Center	Terre Haute	IN	—	690	5,384	—	690	5,384	6,074	675	5,399	1965	2011	35 years
Washington Nursing Center	Washington	IN	—	220	10,054	—	220	10,054	10,274	1,240	9,034	1968	2011	35 years
Pine Knoll Rehabilitation Center	Winchester	IN	—	730	6,039	—	730	6,039	6,769	722	6,047	1986	2011	35 years
Belleville Health Care Center	Belleville	KS	—	590	4,170	—	590	4,170	4,760	558	4,202	1977	2011	35 years
Smokey Hill Rehab Center	Salina	KS	—	360	3,705	—	360	3,705	4,065	575	3,490	1981	2011	35 years
Westwood Manor	Topeka	KS	—	250	3,735	—	250	3,735	3,985	486	3,499	1973	2011	35 years
Infinia at Wichita	Wichita	KS	—	350	13,065	—	350	13,065	13,415	1,476	11,939	1965	2011	35 years
Jackson Manor	Annville	KY	—	131	4,442	—	131	4,442	4,573	1,036	3,537	1989	2006	35 years
Colonial Health & Rehabilitation Center	Bardstown	KY	—	38	2,829	—	38	2,829	2,867	660	2,207	1968	2006	35 years

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
December 31, 2014
(Dollars in Thousands)

							Gross Amount Carried at Close of Period
	Location			Initial Cost to Company										Life on Which Depreciation in Income Statement is Computed
						Costs Capitalized Subsequent to Acquisition
Property Name	City	State / Province	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	NBV	Year of Construction	Year Acquired
Rosewood Health Care Center	Bowling Green	KY	—	248	5,371	496	248	5,867	6,115	4,434	1,681	1970	1990	30 years
Riverside Manor Healthcare Center	Calhoun	KY	—	103	2,119	184	103	2,303	2,406	1,772	634	1963	1990	30 years
Oakview Nursing and Rehabilitation Center	Calvert City	KY	—	124	2,882	1,005	124	3,887	4,011	2,459	1,552	1967	1990	30 years
Green Valley Health & Rehabilitation Center	Carrollton	KY	—	29	2,325	—	29	2,325	2,354	542	1,812	1978	2006	35 years
Summit Manor Health & Rehabilitation Center	Columbia	KY	—	38	12,510	—	38	12,510	12,548	2,919	9,629	1965	2006	35 years
Danville Centre for Health and Rehabilitation	Danville	KY	—	322	3,538	536	322	4,074	4,396	2,574	1,822	1962	1995	30 years
Woodland Terrace Health Care Facility	Elizabethtown	KY	—	216	1,795	315	216	2,110	2,326	1,938	388	1969	1982	26 years
Glasgow Health & Rehabilitation Center	Glasgow	KY	—	21	2,997	—	21	2,997	3,018	699	2,319	1968	2006	35 years
Harrodsburg Health Care Center	Harrodsburg	KY	—	137	1,830	642	137	2,472	2,609	1,694	915	1974	1985	35 years
Professional Care Health & Rehabilitation Center	Hartford	KY	—	22	7,905	—	22	7,905	7,927	1,844	6,083	1967	2006	35 years
Hart County Health Center	Horse Cave	KY	—	68	6,059	—	68	6,059	6,127	1,414	4,713	1993	2006	35 years
Heritage Hall Health & Rehabilitation Center	Lawrenceburg	KY	—	38	3,920	—	38	3,920	3,958	915	3,043	1973	2006	35 years
Tanbark Health & Rehabilitation Center	Lexington	KY	—	868	6,061	—	868	6,061	6,929	1,414	5,515	1989	2006	35 years
Northfield Centre for Health and Rehabilitation	Louisville	KY	—	285	1,555	692	285	2,247	2,532	1,491	1,041	1969	1985	30 years
Jefferson Manor	Louisville	KY	—	2,169	4,075	—	2,169	4,075	6,244	951	5,293	1982	2006	35 years
Jefferson Place	Louisville	KY	—	1,307	9,175	—	1,307	9,175	10,482	2,141	8,341	1991	2006	35 years
Meadowview Health & Rehabilitation Center	Louisville	KY	—	317	4,666	—	317	4,666	4,983	1,089	3,894	1973	2006	35 years
Rockford Health & Rehabilitation Center	Louisville	KY	—	364	9,568	—	364	9,568	9,932	2,233	7,699	1975	2006	35 years
Summerfield Health & Rehabilitation Center	Louisville	KY	—	1,089	10,756	—	1,089	10,756	11,845	2,510	9,335	1979	2006	35 years
Hillcrest Health Care Center	Owensboro	KY	—	544	2,619	993	544	3,612	4,156	2,782	1,374	1963	1982	22 years
McCreary Health & Rehabilitation Center	Pine Knot	KY	—	73	2,443	—	73	2,443	2,516	570	1,946	1990	2006	35 years
North Hardin Health & Rehabilitation Center	Radcliff	KY	—	218	11,944	—	218	11,944	12,162	2,787	9,375	1986	2006	35 years
Monroe Health & Rehabilitation Center	Tompkinsville	KY	—	32	8,756	—	32	8,756	8,788	2,043	6,745	1969	2006	35 years

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
December 31, 2014
(Dollars in Thousands)

	Location			Initial Cost to Company			Gross Amount Carried at Close of Period							Life on Which Depreciation in Income Statement is Computed
						Costs Capitalized Subsequent to Acquisition
Property Name	City	State / Province	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	NBV	Year of Construction	Year Acquired
Fountain Circle Health and Rehabilitation	Winchester	KY	—	137	6,120	1,055	137	7,175	7,312	5,123	2,189	1967	1990	30 years
Colony House Nursing and Rehabilitation Center	Abington	MA	—	132	999	194	132	1,193	1,325	1,153	172	1965	1969	40 years
Wingate at Andover	Andover	MA	—	1,450	14,798	—	1,450	14,798	16,248	1,803	14,445	1992	2011	35 years
Blueberry Hill Skilled Nursing & Rehabilitation Center	Beverly	MA	—	129	4,290	571	129	4,861	4,990	3,462	1,528	1965	1968	40 years
Wingate at Brighton	Brighton	MA	—	1,070	7,383	—	1,070	7,383	8,453	1,026	7,427	1995	2011	35 years
Walden Rehabilitation and Nursing Center	Concord	MA	—	181	1,347	178	181	1,525	1,706	1,403	303	1969	1968	40 years
Sachem Skilled Nursing & Rehabilitation Center	East Bridgewater	MA	—	529	1,238	232	529	1,470	1,999	1,655	344	1968	1982	27 years
Chestnut Hill Rehab & Nursing	East Longmeadow	MA	—	3,050	5,392	—	3,050	5,392	8,442	806	7,636	1985	2011	35 years
Crawford Skilled Nursing and Rehabilitation Center	Fall River	MA	—	127	1,109	312	127	1,421	1,548	1,144	404	1968	1982	29 years
Franklin Skilled Nursing and Rehabilitation Center	Franklin	MA	—	156	757	158	156	915	1,071	815	256	1967	1969	40 years
Wingate at Haverhill	Haverhill	MA	—	810	9,288	—	810	9,288	10,098	1,238	8,860	1973	2011	35 years
Skilled Care Center at Silver Lake	Kingston	MA	—	3,230	19,870	—	3,230	19,870	23,100	2,610	20,490	1992	2011	35 years
River Terrace Healthcare	Lancaster	MA	—	268	957	147	268	1,104	1,372	1,144	228	1969	1969	40 years
Wentworth Skilled Care Center	Lowell	MA	—	820	11,220	—	820	11,220	12,040	1,352	10,688	1966	2011	35 years
Bolton Manor Nursing and Rehabilitation Center	Marlborough	MA	—	222	2,431	228	222	2,659	2,881	2,247	634	1973	1984	34.5 years
The Eliot Healthcare Center	Natick	MA	—	249	1,328	230	249	1,558	1,807	1,452	355	1996	1982	31 years
Wingate at Needham	Needham Heights	MA	—	920	9,236	—	920	9,236	10,156	1,234	8,922	1996	2011	35 years
Brigham Manor Nursing and Rehabilitation Center	Newburyport	MA	—	126	1,708	134	126	1,842	1,968	1,665	303	1806	1982	27 years
Country Rehabilitation and Nursing Center	Newburyport	MA	—	199	3,004	378	199	3,382	3,581	2,965	616	1968	1982	27 years
Quincy Rehabilitation and Nursing Center	Quincy	MA	—	216	2,911	204	216	3,115	3,331	2,854	477	1965	1984	24 years

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
December 31, 2014
(Dollars in Thousands)

	Location			Initial Cost to Company			Gross Amount Carried at Close of Period							Life on Which Depreciation in Income Statement is Computed
						Costs Capitalized Subsequent to Acquisition
Property Name	City	State / Province	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	NBV	Year of Construction	Year Acquired
Wingate at Reading	Reading	MA	—	920	7,499	—	920	7,499	8,419	1,016	7,403	1988	2011	35 years
Den-Mar Rehabilitation and Nursing Center	Rockport	MA	—	23	1,560	187	23	1,747	1,770	1,547	223	1963	1985	30 years
Wingate at South Hadley	South Hadley	MA	—	1,870	15,572	—	1,870	15,572	17,442	1,864	15,578	1988	2011	35 years
Ring East	Springfield	MA	—	1,250	13,561	—	1,250	13,561	14,811	1,697	13,114	1987	2011	35 years
Blue Hills Alzheimer's Care Center	Stoughton	MA	—	511	1,026	175	511	1,201	1,712	1,425	287	1965	1982	28 years
Wingate at Sudbury	Sudbury	MA	—	1,540	8,100	—	1,540	8,100	9,640	1,158	8,482	1997	2011	35 years
Country Gardens Skilled Nursing & Rehabilitation Center	Swansea	MA	—	415	2,675	180	415	2,855	3,270	2,590	680	1969	1984	27 years
Brookside Rehabilitation and Nursing Center	Webster	MA	—	102	1,154	173	102	1,327	1,429	1,193	236	1967	1982	31 years
Newton and Wellesley Alzheimer Center	Wellesley	MA	—	297	3,250	172	297	3,422	3,719	2,970	749	1971	1984	30 years
Riverdale Gardens Rehab & Nursing	West Springfield	MA	—	2,140	6,997	107	2,140	7,104	9,244	1,178	8,066	1960	2011	35 years
Wingate at Wilbraham	Wilbraham	MA	—	4,070	10,777	—	4,070	10,777	14,847	1,411	13,436	1988	2011	35 years
Worcester Skilled Care Center	Worcester	MA	—	620	10,958	—	620	10,958	11,578	1,459	10,119	1970	2011	35 years
Cumberland Villa Nursing Center	Cumberland	MD	—	660	23,970	—	660	23,970	24,630	2,667	21,963	1968	2011	35 years
Colton Villa	Hagerstown	MD	—	1,550	16,973	—	1,550	16,973	18,523	2,011	16,512	1971	2011	35 years
Westminster Nursing & Convalescent Center	Westminster	MD	—	2,160	15,931	—	2,160	15,931	18,091	1,886	16,205	1973	2011	35 years
Augusta Rehabilitation Center	Augusta	ME	—	152	1,074	146	152	1,220	1,372	1,120	252	1968	1985	30 years
Eastside Rehabilitation and Living Center	Bangor	ME	—	316	1,349	134	316	1,483	1,799	1,354	445	1967	1985	30 years
Westgate Manor	Bangor	ME	—	287	2,718	151	287	2,869	3,156	2,607	549	1969	1985	31 years
Winship Green Nursing Center	Bath	ME	—	110	1,455	128	110	1,583	1,693	1,320	373	1974	1985	35 years
Brewer Rehabilitation and Living Center	Brewer	ME	—	228	2,737	304	228	3,041	3,269	2,407	862	1974	1985	33 years
Kennebunk Nursing and Rehabilitation Center	Kennebunk	ME	—	99	1,898	161	99	2,059	2,158	1,601	557	1977	1985	35 years
Norway Rehabilitation & Living Center	Norway	ME	—	133	1,658	118	133	1,776	1,909	1,376	533	1972	1985	39 years
Brentwood Rehabilitation and Nursing Center	Yarmouth	ME	—	181	2,789	146	181	2,935	3,116	2,347	769	1945	1985	45 years

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
December 31, 2014
(Dollars in Thousands)

	Location			Initial Cost to Company			Gross Amount Carried at Close of Period							Life on Which Depreciation in Income Statement is Computed
						Costs Capitalized Subsequent to Acquisition
Property Name	City	State / Province	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	NBV	Year of Construction	Year Acquired
Autumn Woods Residential Health Care Facility	Warren	MI	—	745	26,765	—	745	26,765	27,510	2,292	25,218	2012	2012	35 years
Hopkins Healthcare	Hopkins	MN	—	4,470	21,409	—	4,470	21,409	25,879	2,442	23,437	1961	2011	35 years
Andrew Care Home	Minneapolis	MN	—	3,280	5,083	243	3,280	5,326	8,606	1,043	7,563	1941	2011	35 years
Golden Living Center—Rochester East	Rochester	MN	—	639	3,497	—	639	3,497	4,136	3,561	575	1967	1982	28 years
Ashland Healthcare	Ashland	MO	—	770	4,400	—	770	4,400	5,170	555	4,615	1993	2011	35 years
South Hampton Place	Columbia	MO	—	710	11,279	—	710	11,279	11,989	1,320	10,669	1994	2011	35 years
Dixon Nursing & Rehab	Dixon	MO	—	570	3,342	—	570	3,342	3,912	449	3,463	1989	2011	35 years
Current River Nursing	Doniphan	MO	—	450	7,703	—	450	7,703	8,153	992	7,161	1991	2011	35 years
Forsyth Care Center	Forsyth	MO	—	710	6,731	—	710	6,731	7,441	902	6,539	1993	2011	35 years
Maryville Health Care Center	Maryville	MO	—	630	5,825	—	630	5,825	6,455	790	5,665	1972	2011	35 years
Glenwood Healthcare	Seymour	MO	—	670	3,737	—	670	3,737	4,407	488	3,919	1990	2011	35 years
Silex Community Care	Silex	MO	—	730	2,689	—	730	2,689	3,419	387	3,032	1991	2011	35 years
Gravios Nursing Center	St. Louis	MO	—	1,560	10,582	301	1,560	10,883	12,443	1,394	11,049	1954	2011	35 years
Bellefontaine Gardens	St. Louis	MO	—	1,610	4,314	—	1,610	4,314	5,924	631	5,293	1988	2011	35 years
Strafford Care Center	Strafford	MO	—	1,670	8,251	—	1,670	8,251	9,921	980	8,941	1995	2011	35 years
Windsor Healthcare	Windsor	MO	—	510	3,345	—	510	3,345	3,855	449	3,406	1996	2011	35 years
Chapel Hill Rehabilitation and Healthcare Center	Chapel Hill	NC	—	347	3,029	450	347	3,479	3,826	2,478	1,348	1984	1993	28 years
Pettigrew Rehabilitation and Healthcare Center	Durham	NC	—	101	2,889	223	101	3,112	3,213	2,345	868	1969	1993	28 years
Rehabilitation and Health Center of Gastonia	Gastonia	NC	—	158	2,359	450	158	2,809	2,967	1,969	998	1968	1992	29 years
Lakewood Manor	Hendersonville	NC	—	1,610	7,759	—	1,610	7,759	9,369	1,039	8,330	1979	2011	35 years
Kinston Rehabilitation and Healthcare Center	Kinston	NC	—	186	3,038	502	186	3,540	3,726	2,342	1,384	1961	1993	29 years
Lincoln Nursing Center	Lincolnton	NC	—	39	3,309	197	39	3,506	3,545	2,746	799	1976	1986	35 years
Rehabilitation and Nursing Center of Monroe	Monroe	NC	—	185	2,654	368	185	3,022	3,207	2,187	1,020	1963	1993	28 years
Sunnybrook Healthcare and Rehabilitation Specialists	Raleigh	NC	—	187	3,409	360	187	3,769	3,956	3,244	712	1971	1991	25 years
Raleigh Rehabilitation & Healthcare Center	Raleigh	NC	—	316	5,470	581	316	6,051	6,367	5,182	1,185	1969	1991	25 years
Guardian Care of Roanoke Rapids	Roanoke Rapids	NC	—	339	4,132	550	339	4,682	5,021	3,898	1,123	1967	1991	25 years
Guardian Care of Rocky Mount	Rocky Mount	NC	—	240	1,732	302	240	2,034	2,274	1,573	701	1975	1997	25 years
Cypress Pointe Rehabilitation and Health Care Centre	Wilmington	NC	—	233	3,710	258	233	3,968	4,201	3,013	1,188	1966	1993	28.5 years

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
December 31, 2014
(Dollars in Thousands)

	Location			Initial Cost to Company			Gross Amount Carried at Close of Period							Life on Which Depreciation in Income Statement is Computed
						Costs Capitalized Subsequent to Acquisition
Property Name	City	State / Province	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	NBV	Year of Construction	Year Acquired
Silas Creek Manor	Winston-Salem	NC	—	211	1,893	408	211	2,301	2,512	1,520	992	1966	1993	28.5 years
Guardian Care of Zebulon	Zebulon	NC	—	179	1,933	150	179	2,083	2,262	1,507	755	1973	1993	29 years
Dover Rehabilitation and Living Center	Dover	NH	—	355	3,797	217	355	4,014	4,369	3,840	529	1969	1990	25 years
Hanover Terrace Healthcare	Hanover	NH	—	326	1,825	252	326	2,077	2,403	1,415	988	1969	1993	29 years
Las Vegas Healthcare and Rehabilitation Center	Las Vegas	NV	—	454	1,018	187	454	1,205	1,659	746	913	1940	1992	30 years
Torrey Pines Care Center	Las Vegas	NV	—	256	1,324	270	256	1,594	1,850	1,203	647	1971	1992	29 years
Hearthstone of Northern Nevada	Sparks	NV	—	1,400	9,365	—	1,400	9,365	10,765	1,210	9,555	1988	2011	35 years
Wingate at St. Francis	Beacon	NY	—	1,900	18,115	—	1,900	18,115	20,015	2,174	17,841	2002	2011	35 years
Garden Gate	Cheektowaga	NY	—	760	15,643	30	760	15,673	16,433	1,931	14,502	1979	2011	35 years
Brookhaven	East Patchogue	NY	—	1,100	25,840	30	1,100	25,870	26,970	2,897	24,073	1988	2011	35 years
Wingate at Dutchess	Fishkill	NY	—	1,300	19,685	—	1,300	19,685	20,985	2,338	18,647	1996	2011	35 years
Autumn View	Hamburg	NY	—	1,190	24,687	34	1,190	24,721	25,911	2,902	23,009	1983	2011	35 years
Wingate at Ulster	Highland	NY	—	1,500	18,223	—	1,500	18,223	19,723	2,083	17,640	1998	2011	35 years
North Gate	North Tonawanda	NY	—	1,010	14,801	40	1,010	14,841	15,851	1,870	13,981	1982	2011	35 years
Seneca	West Seneca	NY	—	1,400	13,491	5	1,400	13,496	14,896	1,654	13,242	1974	2011	35 years
Harris Hill	Williamsville	NY	—	1,240	33,574	33	1,240	33,607	34,847	3,744	31,103	1992	2011	35 years
Cambridge Health & Rehabilitation Center	Cambridge	OH	—	108	2,642	199	108	2,841	2,949	2,336	613	1975	1993	25 years
Winchester Place Nursing and Rehabilitation Center	Canal Winchester	OH	—	454	7,149	283	454	7,432	7,886	6,015	1,871	1974	1993	28 years
Chillicothe Nursing & Rehabilitation Center	Chillicothe	OH	—	128	3,481	313	128	3,794	3,922	3,114	808	1976	1985	34 years
Burlington House	Cincinnati	OH	—	918	5,087	3,010	918	8,097	9,015	1,752	7,263	1989	2004	35 years
Franklin Woods Nursing and Rehabilitation Center	Columbus	OH	—	190	4,712	202	190	4,914	5,104	2,890	2,214	1986	1992	38 years
Minerva Park Nursing and Rehabilitation Center	Columbus	OH	—	210	3,684	354	210	4,038	4,248	1,744	2,504	1973	1997	45 years
Regency Manor	Columbus	OH	—	606	16,424	401	606	16,825	17,431	11,275	6,156	1883	2004	35 years
Coshocton Health & Rehabilitation Center	Coshocton	OH	—	203	1,979	326	203	2,305	2,508	1,778	730	1974	1993	25 years
Olentangy Woods	Galion	OH	—	540	6,324	(1,463)	540	4,861	5,401	611	4,790	1967	2011	35 years

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
December 31, 2014
(Dollars in Thousands)

	Location			Initial Cost to Company			Gross Amount Carried at Close of Period							Life on Which Depreciation in Income Statement is Computed
						Costs Capitalized Subsequent to Acquisition
Property Name	City	State / Province	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	NBV	Year of Construction	Year Acquired
Lebanon Country Manor	Lebanon	OH	—	105	3,617	140	105	3,757	3,862	2,565	1,297	1984	1986	43 years
Logan Health Care Center	Logan	OH	—	169	3,750	271	169	4,021	4,190	2,996	1,194	1979	1991	30 years
Pickerington Nursing & Rehabilitation Center	Pickerington	OH	—	312	4,382	349	312	4,731	5,043	2,754	2,289	1984	1992	37 years
Renaissance North	Warren	OH	—	1,100	8,196	(3,182)	1,059	5,055	6,114	4,566	1,548	1967	2011	35 years
Country Glenn	Washington Court House	OH	—	490	13,460	(1,120)	490	12,340	12,830	1,361	11,469	1984	2011	35 years
Avamere Rehab of Coos Bay	Coos Bay	OR	—	1,920	3,394	—	1,920	3,394	5,314	464	4,850	1968	2011	35 years
Avamere Riverpark of Eugene	Eugene	OR	—	1,960	17,622	—	1,960	17,622	19,582	2,012	17,570	1988	2011	35 years
Avamere Rehab of Eugene	Eugene	OR	—	1,080	7,257	—	1,080	7,257	8,337	904	7,433	1966	2011	35 years
Avamere Rehab of Clackamas	Gladstone	OR	—	820	3,844	—	820	3,844	4,664	507	4,157	1961	2011	35 years
Avamere Rehab of Hillsboro	Hillsboro	OR	—	1,390	8,628	—	1,390	8,628	10,018	1,056	8,962	1973	2011	35 years
Avamere Rehab of Junction City	Junction City	OR	—	590	5,583	—	590	5,583	6,173	671	5,502	1966	2011	35 years
Avamere Rehab of King City	King City	OR	—	1,290	10,646	—	1,290	10,646	11,936	1,249	10,687	1975	2011	35 years
Avamere Rehab of Lebanon	Lebanon	OR	—	980	12,954	—	980	12,954	13,934	1,470	12,464	1974	2011	35 years
Medford Rehabilitation and Healthcare Center	Medford	OR	—	362	4,610	222	362	4,832	5,194	3,687	1,507	1961	1991	34 years
Newport Rehabilitation & Specialty Care Center	Newport	OR	—	380	3,420	813	380	4,233	4,613	488	4,125	1997	2011	35 years
Mountain View	Oregon City	OR	—	1,056	6,831	—	1,056	6,831	7,887	560	7,327	1977	2012	35 years
Avamere Crestview of Portland	Portland	OR	—	1,610	13,942	—	1,610	13,942	15,552	1,613	13,939	1964	2011	35 years
Sunnyside Care Center	Salem	OR	—	1,512	2,249	217	1,512	2,466	3,978	1,597	2,381	1981	1991	30 years
Avamere Twin Oaks of Sweet Home	Sweet Home	OR	—	290	4,536	—	290	4,536	4,826	541	4,285	1972	2011	35 years
Balanced Care at Bloomsburg	Bloomsburg	PA	—	621	1,371	—	621	1,371	1,992	320	1,672	1997	2006	35 years
Mountain View Nursing Home	Greensburg	PA	—	580	12,817	223	580	13,040	13,620	1,563	12,057	1971	2011	35 years
Wyomissing Nursing and Rehabilitation Center	Reading	PA	—	61	5,095	272	61	5,367	5,428	2,439	2,989	1966	1993	45 years
Oak Hill Nursing and Rehabilitation Center	Pawtucket	RI	—	91	6,724	335	91	7,059	7,150	3,248	3,902	1966	1990	45 years
Epic- Bayview	Beaufort	SC	—	890	14,311	—	890	14,311	15,201	1,773	13,428	1970	2011	35 years
Dundee Nursing Home	Bennettsville	SC	—	320	8,693	—	320	8,693	9,013	1,076	7,937	1958	2011	35 years

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
December 31, 2014
(Dollars in Thousands)

							Gross Amount Carried at Close of Period
	Location			Initial Cost to Company										Life on Which Depreciation in Income Statement is Computed
						Costs Capitalized Subsequent to Acquisition
Property Name	City	State / Province	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	NBV	Year of Construction	Year Acquired
Epic-Conway	Conway	SC	—	1,090	16,880	—	1,090	16,880	17,970	2,042	15,928	1975	2011	35 years
Mt. Pleasant Nursing Center	Mount Pleasant	SC	—	1,810	9,079	—	1,810	9,079	10,889	1,158	9,731	1977	2011	35 years
Firesteel	Mitchell	SD	—	690	15,360	—	690	15,360	16,050	1,824	14,226	1966	2011	35 years
Fountain Springs Healthcare Center	Rapid City	SD	—	940	28,647	—	940	28,647	29,587	3,078	26,509	1989	2011	35 years
Masters Health Care Center	Algood	TN	—	524	4,370	390	524	4,760	5,284	3,410	1,874	1981	1987	38 years
Brookewood Health Care Center	Decatur	TN	—	470	4,617	—	470	4,617	5,087	625	4,462	1981	2011	35 years
Tri-State Comp Care Center	Harrogate	TN	—	1,520	11,515	—	1,520	11,515	13,035	1,364	11,671	1990	2011	35 years
Madison Healthcare and Rehabilitation Center	Madison	TN	—	168	1,445	269	168	1,714	1,882	1,219	663	1968	1992	29 years
Primacy Healthcare and Rehabilitation Center	Memphis	TN	—	1,222	8,344	294	1,222	8,638	9,860	5,852	4,008	1980	1990	37 years
Green Acres—Baytown	Baytown	TX	—	490	9,104	—	490	9,104	9,594	1,070	8,524	1970	2011	35 years
Allenbrook Healthcare	Baytown	TX	—	470	11,304	—	470	11,304	11,774	1,345	10,429	1975	2011	35 years
Summer Place Nursing and Rehab	Beaumont	TX	—	1,160	15,934	—	1,160	15,934	17,094	1,872	15,222	2009	2011	35 years
Green Acres—Center	Center	TX	—	200	5,446	—	200	5,446	5,646	714	4,932	1972	2011	35 years
Regency Nursing Home	Clarksville	TX	—	380	8,711	—	380	8,711	9,091	1,093	7,998	1989	2011	35 years
Park Manor—Conroe	Conroe	TX	—	1,310	22,318	—	1,310	22,318	23,628	2,463	21,165	2001	2011	35 years
Trisun Care Center Westwood	Corpus Christi	TX	—	440	8,624	—	440	8,624	9,064	1,038	8,026	1973	2011	35 years
Trisun Care Center River Ridge	Corpus Christi	TX	—	890	7,695	—	890	7,695	8,585	988	7,597	1994	2011	35 years
Heritage Oaks West	Corsicana	TX	—	510	15,806	—	510	15,806	16,316	1,848	14,468	1995	2011	35 years
Park Manor	DeSoto	TX	—	1,080	14,484	—	1,080	14,484	15,564	1,736	13,828	1987	2011	35 years
Hill Country Care	Dripping Springs	TX	—	740	3,973	16	756	3,973	4,729	521	4,208	1986	2011	35 years
Sandstone Ranch	El Paso	TX	—	1,580	8,396	—	1,580	8,396	9,976	1,492	8,484	2010	2011	35 years
Pecan Tree Rehab & Healthcare	Gainesville	TX	—	430	11,499	—	430	11,499	11,929	1,378	10,551	1990	2011	35 years
Pleasant Valley Health & Rehab	Garland	TX	—	1,040	9,383	—	1,040	9,383	10,423	1,198	9,225	2008	2011	35 years
Upshur Manor	Gilmer	TX	—	770	8,126	—	770	8,126	8,896	1,019	7,877	1990	2011	35 years
Beechnut Manor	Houston	TX	—	1,080	12,030	—	1,080	12,030	13,110	1,474	11,636	1982	2011	35 years
Park Manor—Cypress Station	Houston	TX	—	1,450	19,542	—	1,450	19,542	20,992	2,196	18,796	2003	2011	35 years
Park Manor of Westchase	Houston	TX	—	2,760	16,715	—	2,760	16,715	19,475	1,917	17,558	2005	2011	35 years
Park Manor—Cyfair	Houston	TX	—	1,720	14,717	—	1,720	14,717	16,437	1,697	14,740	1999	2011	35 years
Green Acres—Humble	Humble	TX	—	2,060	6,738	—	2,060	6,738	8,798	900	7,898	1972	2011	35 years
Park Manor—Humble	Humble	TX	—	1,650	17,257	—	1,650	17,257	18,907	1,968	16,939	2003	2011	35 years
Green Acres—Huntsville	Huntsville	TX	—	290	2,568	—	290	2,568	2,858	414	2,444	1968	2011	35 years
Legend Oaks Healthcare	Jacksonville	TX	—	760	9,639	—	760	9,639	10,399	1,184	9,215	2006	2011	35 years

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
December 31, 2014
(Dollars in Thousands)

							Gross Amount Carried at Close of Period
	Location			Initial Cost to Company										Life on Which Depreciation in Income Statement is Computed
						Costs Capitalized Subsequent to Acquisition
Property Name	City	State / Province	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	NBV	Year of Construction	Year Acquired
Avalon Kirbyville	Kirbyville	TX	—	260	7,713	—	260	7,713	7,973	980	6,993	1987	2011	35 years
Millbrook Healthcare	Lancaster	TX	—	750	7,480	—	750	7,480	8,230	1,011	7,219	2008	2011	35 years
Nexion Health at Linden	Linden	TX	—	680	3,495	—	680	3,495	4,175	562	3,613	1968	2011	35 years
SWLTC Marshall Conroe	Marshall	TX	—	810	10,093	—	810	10,093	10,903	1,272	9,631	2008	2011	35 years
McKinney Healthcare & Rehab	McKinney	TX	—	1,450	10,345	—	1,450	10,345	11,795	1,297	10,498	2006	2011	35 years
Park Manor of McKinney	McKinney	TX	—	1,540	11,049	(2,345)	1,540	8,704	10,244	1,116	9,128	1993	2011	35 years
Midland Nursing Center	Midland	TX	—	530	13,311	—	530	13,311	13,841	1,538	12,303	2008	2011	35 years
Park Manor of Quail Valley	Missouri City	TX	—	1,920	16,841	—	1,920	16,841	18,761	1,926	16,835	2005	2011	35 years
Nexion Health at Mt. Pleasant	Mount Pleasant	TX	—	520	5,050	—	520	5,050	5,570	735	4,835	1970	2011	35 years
The Meadows Nursing and Rehab	Orange	TX	—	380	10,777	—	380	10,777	11,157	1,321	9,836	2006	2011	35 years
Cypress Glen Nursing and Rehab	Port Arthur	TX	—	1,340	14,142	—	1,340	14,142	15,482	1,749	13,733	2000	2011	35 years
Cypress Glen East	Port Arthur	TX	—	490	10,663	—	490	10,663	11,153	1,293	9,860	1986	2011	35 years
Trisun Care Center Coastal Palms	Portland	TX	—	390	8,548	—	390	8,548	8,938	1,037	7,901	1998	2011	35 years
Legend Oaks Healthcare San Angelo	San Angelo	TX	—	870	12,282	—	870	12,282	13,152	1,467	11,685	2006	2011	35 years
San Pedro Manor	San Antonio	TX	—	740	11,498	(2,768)	740	8,730	9,470	1,132	8,338	1986	2011	35 years
Nexion Health at Sherman	Sherman	TX	—	250	6,636	—	250	6,636	6,886	875	6,011	1971	2011	35 years
Avalon Trinity	Trinity	TX	—	330	9,413	—	330	9,413	9,743	1,156	8,587	1985	2011	35 years
Renfro Nursing Home	Waxahachie	TX	—	510	7,602	—	510	7,602	8,112	1,033	7,079	1976	2011	35 years
Avalon Wharton	Wharton	TX	—	270	5,107	—	270	5,107	5,377	729	4,648	1988	2011	35 years
Federal Heights Rehabilitation and Nursing Center	Salt Lake City	UT	—	201	2,322	247	201	2,569	2,770	1,939	831	1962	1992	29 years
Infinia at Granite Hills	Salt Lake City	UT	—	740	1,247	700	756	1,931	2,687	404	2,283	1972	2011	35 years
Crosslands Rehabilitation & Healthcare Center	Sandy	UT	—	334	4,300	275	334	4,575	4,909	2,666	2,243	1987	1992	40 years
Sleepy Hollow Manor	Annandale	VA	—	7,210	13,562	—	7,210	13,562	20,772	1,801	18,971	1963	2011	35 years
The Cedars Nursing Home	Charlottesville	VA	—	2,810	10,763	—	2,810	10,763	13,573	1,362	12,211	1964	2011	35 years
Emporia Manor	Emporia	VA	—	620	7,492	15	635	7,492	8,127	980	7,147	1971	2011	35 years
Harbour Pointe Medical and Rehabilitation Center	Norfolk	VA	—	427	4,441	1,033	427	5,474	5,901	3,698	2,203	1969	1993	28 years
Walnut Hill Convalescent Center	Petersburg	VA	—	930	11,597	—	930	11,597	12,527	1,378	11,149	1972	2011	35 years

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
December 31, 2014
(Dollars in Thousands)

							Gross Amount Carried at Close of Period
	Location			Initial Cost to Company										Life on Which Depreciation in Income Statement is Computed
						Costs Capitalized Subsequent to Acquisition
Property Name	City	State / Province	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	NBV	Year of Construction	Year Acquired
Battlefield Park Convalescent Center	Petersburg	VA	—	1,010	12,489	—	1,010	12,489	13,499	1,467	12,032	1976	2011	35 years
Bellingham Health Care and Rehabilitation Services	Bellingham	WA	—	441	3,824	153	441	3,977	4,418	3,023	1,395	1972	1993	28.5 years
St. Francis of Bellingham	Bellingham	WA	—	1,740	23,581	—	1,740	23,581	25,321	2,598	22,723	1984	2011	35 years
Evergreen North Cascades	Bellingham	WA	—	1,220	7,554	—	1,220	7,554	8,774	1,029	7,745	1999	2011	35 years
Queen Anne Healthcare	Seattle	WA	—	570	2,750	228	570	2,978	3,548	2,267	1,281	1970	1993	29 years
Richmond Beach Rehab	Seattle	WA	—	2,930	16,199	231	2,930	16,430	19,360	1,921	17,439	1993	2011	35 years
Avamere Olympic Rehab of Sequim	Sequim	WA	—	590	16,896	—	590	16,896	17,486	1,935	15,551	1974	2011	35 years
Shelton Nursing Home	Shelton	WA	—	510	8,570	—	510	8,570	9,080	1,013	8,067	1998	2011	35 years
Avamere Heritage Rehab of Tacoma	Tacoma	WA	—	1,760	4,616	—	1,760	4,616	6,376	635	5,741	1968	2011	35 years
Avamere Skilled Nursing Tacoma	Tacoma	WA	—	1,320	1,544	2,050	1,320	3,594	4,914	370	4,544	1972	2011	35 years
Cascade Park Care Center	Vancouver	WA	—	1,860	14,854	—	1,860	14,854	16,714	1,670	15,044	1991	2011	35 years
Eastview Medical and Rehabilitation Center	Antigo	WI	—	200	4,047	236	200	4,283	4,483	3,727	756	1962	1991	28 years
Colony Oaks Care Center	Appleton	WI	—	353	3,571	280	353	3,851	4,204	2,994	1,210	1967	1993	29 years
Mount Carmel Medical and Rehabilitation Center	Burlington	WI	—	274	7,205	299	274	7,504	7,778	5,122	2,656	1971	1991	30 years
Chilton Health and Rehab	Chilton	WI	—	440	6,114	—	440	6,114	6,554	2,932	3,622	1963	2011	35 years
Florence Villa	Florence	WI	—	340	5,631	—	340	5,631	5,971	719	5,252	1970	2011	35 years
San Luis Medical and Rehabilitation Center	Green Bay	WI	—	259	5,299	224	259	5,523	5,782	4,582	1,200	1968	1996	25 years
Western Village	Green Bay	WI	—	1,310	4,882	—	1,310	4,882	6,192	716	5,476	1965	2011	35 years
Sheridan Medical Complex	Kenosha	WI	—	282	4,910	134	282	5,044	5,326	4,542	784	1964	1991	25 years
Woodstock Health and Rehabilitation Center	Kenosha	WI	—	562	7,424	331	562	7,755	8,317	7,096	1,221	1970	1991	25 years
North Ridge Medical and Rehabilitation Center	Manitowoc	WI	—	206	3,785	147	206	3,932	4,138	3,066	1,072	1964	1992	29 years
Vallhaven Care Center	Neenah	WI	—	337	5,125	368	337	5,493	5,830	4,201	1,629	1966	1993	28 years
Kennedy Park Medical & Rehabilitation Center	Schofield	WI	—	301	3,596	399	301	3,995	4,296	3,748	548	1966	1982	29 years
Greendale Health & Rehab	Sheboygan	WI	—	880	1,941	—	880	1,941	2,821	325	2,496	1967	2011	35 years
South Shore Manor	St. Francis	WI	—	630	2,300	—	630	2,300	2,930	309	2,621	1960	2011	35 years

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
December 31, 2014
(Dollars in Thousands)

							Gross Amount Carried at Close of Period
	Location			Initial Cost to Company										Life on Which Depreciation in Income Statement is Computed
						Costs Capitalized Subsequent to Acquisition
Property Name	City	State / Province	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	NBV	Year of Construction	Year Acquired
Waukesha Springs (Westmoreland)	Waukesha	WI	—	1,380	16,205	—	1,380	16,205	17,585	2,072	15,513	1973	2011	35 years
Colonial Manor Medical and Rehabilitation Center	Wausau	WI	—	169	3,370	183	169	3,553	3,722	2,419	1,303	1964	1995	30 years
Wisconsin Dells Health & Rehab	Wisconsin Dells	WI	—	730	18,994	—	730	18,994	19,724	2,086	17,638	1972	2011	35 years
Mountain Towers Healthcare and Rehabilitation Center	Cheyenne	WY	—	342	3,468	—	342	3,468	3,810	2,608	1,202	1964	1992	29 years
South Central Wyoming Healthcare and Rehabilitation	Rawlins	WY	—	151	1,738	—	151	1,738	1,889	1,326	563	1955	1993	29 years
Wind River Healthcare and Rehabilitation Center	Riverton	WY	—	179	1,559	—	179	1,559	1,738	1,168	570	1967	1992	29 years
Sage View Care Center	Rock Springs	WY	—	287	2,392	158	287	2,550	2,837	1,903	934	1964	1993	30 years

TOTAL FOR SKILLED NURSING FACILITIES			—	222,824	2,212,059	32,306	222,905	2,244,284	2,467,189	536,592	1,930,597
HOSPITALS
HealthBridge Children's Hospital	Orange	CA	—	1,330	9,317	—	1,330	9,317	10,647	1,002	9,645	2000	2011	35 years
Gateway Rehabilitation Hospital at Florence	Florence	KY	—	3,600	4,924	—	3,600	4,924	8,524	1,149	7,375	2001	2006	35 years
The Ranch/Touchstone	Conroe	TX	—	2,710	28,428	8,503	2,711	36,930	39,641	2,999	36,642	1992	2011	35 years
Highlands Regional Rehabilitation Hospital	El Paso	TX	—	1,900	23,616	—	1,900	23,616	25,516	5,510	20,006	1999	2006	35 years
Houston Children's Hospital	Houston	TX	—	1,800	15,770	—	1,800	15,770	17,570	1,676	15,894	1999	2011	35 years
Beacon Specialty Hospital	Spring	TX	—	960	6,498	—	960	6,498	7,458	708	6,750	1995	2011	35 years

TOTAL FOR HOSPITALS			—	12,300	88,553	8,503	12,301	97,055	109,356	13,044	96,312
SENIORS HOUSING COMMUNITIES
Crownpointe of Carmel	Carmel	IN	—	1,110	1,933	—	1,110	1,933	3,043	324	2,719	1998	2011	35 years
Azalea Hills	Floyds Knobs	IN	—	2,370	8,708	—	2,370	8,708	11,078	1,035	10,043	2008	2011	35 years
Crown Pointe Senior Living Community	Greensburg	IN	—	420	1,764	—	420	1,764	2,184	263	1,921	1999	2011	35 years

CARE CAPITAL PROPERTIES, INC.'S PREDECESSORS

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
December 31, 2014
(Dollars in Thousands)

							Gross Amount Carried at Close of Period
	Location			Initial Cost to Company										Life on Which Depreciation in Income Statement is Computed
						Costs Capitalized Subsequent to Acquisition
Property Name	City	State / Province	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	NBV	Year of Construction	Year Acquired
Summit West	Indianapolis	IN	—	1,240	7,922	—	1,240	7,922	9,162	992	8,170	1998	2011	35 years
Lakeview Commons Assisted Living	Monticello	IN	—	250	5,263	—	250	5,263	5,513	588	4,925	1999	2011	35 years
Wood Ridge	South Bend	IN	—	590	4,850	(35)	590	4,815	5,405	598	4,807	1990	2011	35 years
Drury Place at Alvamar	Lawrence	KS	—	1,700	9,156	40	1,700	9,196	10,896	1,112	9,784	1995	2011	35 years
Drury Place at Salina	Salina	KS	—	1,300	1,738	26	1,302	1,762	3,064	348	2,716	1989	2011	35 years
Drury Place Retirement Apartments	Topeka	KS	—	390	6,217	29	390	6,246	6,636	743	5,893	1986	2011	35 years
Wingate at Silver Lake	Kingston	MA	—	3,330	20,624	—	3,330	20,624	23,954	2,622	21,332	1996	2011	35 years
Sterling House of Hickory	Hickory	NC	—	330	10,981	—	330	10,981	11,311	1,196	10,115	1997	2011	35 years
Heritage Oaks Retirement Village	Corsicana	TX	—	790	30,636	—	790	30,636	31,426	3,425	28,001	1996	2011	35 years

TOTAL FOR SENIORS HOUSING COMMUNITIES			—	13,820	109,792	60	13,822	109,850	123,672	13,246	110,426
PERSONAL CARE AND OTHER FACILITIES
ResCare Tangram—Hacienda	Kingsbury	TX	—	31	841	84	78	878	956	692	264	N/A	1998	20 years
ResCare Tangram—Texas Hill Country School	Maxwell	TX	—	54	934	8	62	934	996	759	237	N/A	1998	20 years
ResCare Tangram—Chaparral	Maxwell	TX	—	82	552	150	82	702	784	465	319	N/A	1998	20 years
ResCare Tangram—Sierra Verde & Roca Vista	Maxwell	TX	—	20	910	56	20	966	986	748	238	N/A	1998	20 years
ResCare Tangram—618 W. Hutchinson	San Marcos	TX	—	32	95	—	32	95	127	77	50	N/A	1998	20 years
ResCare Tangram—Ranch	Seguin	TX	—	147	806	113	147	919	1,066	669	397	N/A	1998	20 years
ResCare Tangram—Mesquite	Seguin	TX	—	15	1,078	140	15	1,218	1,233	882	351	N/A	1998	20 years
ResCare Tangram—Loma Linda	Seguin	TX	—	40	220	—	40	220	260	179	81	N/A	1998	20 years

TOTAL FOR PERSONAL CARE FACILITIES			—	421	5,436	551	476	5,932	6,408	4,471	1,937

TOTAL FOR ALL PROPERTIES			$—	$249,365	$2,415,840	$41,420	$249,504	$2,457,121	$2,706,625	$567,353	$2,139,272

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

COMBINED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands, except per share amounts)

	September 30, 2015	December 31, 2014
Assets
Real estate investments:
Land and improvements	$288,199	$249,504
Buildings and improvements	3,010,206	2,446,688
Construction in progress	19,457	10,433
Acquired lease intangibles	102,130	87,194

	3,419,992	2,793,819
Accumulated depreciation and amortization	(685,727)	(602,578)

Net real estate property	2,734,265	2,191,241
Net investment in direct financing lease	21,960	21,626
Secured loans receivable, net	5,253	5,249

Net real estate investments	2,761,478	2,218,116
Cash	10,444	2,424
Goodwill	146,017	88,959
Other assets	53,332	22,251

Total assets	$2,971,271	$2,331,750

Liabilities and equity
Liabilities:
Term loans and other debt	$1,518,437	$—
Tenant deposits	67,334	57,362
Lease intangible liabilities, net	135,354	145,640
Accounts payable and other liabilities	13,493	5,669
Deferred income taxes	2,341	—

Total liabilities	1,736,959	208,671
Commitments and contingencies
Equity:
Preferred stock, $0.01 par value; 10,000 shares authorized, unissued at September 30, 2015	—	—
Common stock, $0.01 par value; 300,000 shares authorized, 83,801 shares issued at September 30, 2015	838	—
Additional paid-in capital	1,263,848	—
Dividends in excess of net income	(35,084)	—
Net parent investment	—	2,118,216

Total CCP equity	1,229,602	2,118,216
Noncontrolling interests	4,710	4,863

Total equity	1,234,312	2,123,079

Total liabilities and equity	$2,971,271	$2,331,750

See Accompanying Notes to the Combined Consolidated Financial Statements.

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

COMBINED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(In thousands, except per share amounts)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2014	2015	2014
Revenues:
Rental income, net	$80,595	$72,421	$237,100	$221,849
Income from investments in direct financing lease and loans	955	856	2,680	2,542
Real estate services fee income	763	—	763	—
Interest and other income	4	1	67	2

Total revenues	82,317	73,278	240,610	224,393

Expenses:
Interest	4,090	—	4,075	—
Depreciation and amortization	31,502	27,880	97,336	77,492
General, administrative and professional fees	9,216	5,712	21,499	18,314
Merger-related expenses and deal costs	991	561	4,746	964
Other	158	5,815	1,278	7,251

Total expenses	45,957	39,968	128,934	104,021

Income before income taxes, real estate dispositions and noncontrolling interests	36,360	33,310	111,676	120,372
Income tax expense	(1,024)	—	(1,024)	—
Gain (loss) on real estate dispositions	856	(61)	856	(61)

Net income	36,192	33,249	111,508	120,311
Net income attributable to noncontrolling interests	26	47	138	137

Net income attributable to CCP	$36,166	$33,202	$111,370	$120,174

Earnings per common share:
Basic:
Net income attributable to CCP	$0.43	$0.40	$1.33	$1.44

Diluted:
Net income attributable to CCP	$0.43	$0.40	$1.33	$1.44

Weighted average shares used in computing earnings per common share:
Basic	83,488	83,488	83,488	83,488
Diluted	83,558	83,488	83,558	83,488
Dividends declared per common share	$0.57	$—	$0.57	$—

See Accompanying Notes to the Combined Consolidated Financial Statements.

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

COMBINED CONSOLIDATED STATEMENTS OF EQUITY

For the Nine Months Ended September 30, 2015 and the Year Ended December 31, 2014

(Unaudited)

(In thousands, except per share amounts)

	Net Parent Investment	Common Stock Par Value	Additional Paid-In Capital	Dividends in Excess of Net Income	Total CCP Equity	Noncontrolling Interests	Total Equity
Balance, January 1, 2014	$2,186,201	$—	$—	$—	$2,186,201	$5,099	$2,191,300
Net income attributable to CCP	157,595	—	—	—	157,595	—	157,595
Net change in noncontrolling interests	—	—	—	—	—	(236)	(236)
Net distribution to parent	(225,580)	—	—	—	(225,580)	—	(225,580)

Balance, December 31, 2014	2,118,216	—	—	—	2,118,216	4,863	2,123,079
Net income attributable to CCP	98,700	—	—	12,670	111,370	—	111,370
Net change in noncontrolling interests	—	—	—	—	—	(153)	(153)
Net contribution from parent prior to separation	306,629	—	—	—	306,629	—	306,629
Distribution to parent	(1,273,000)	—	—	—	(1,273,000)	—	(1,273,000)
Issuance of common stock at separation	—	835	—	—	835	—	835
Issuance of common stock for acquisition	—	3	11,543	—	11,546	—	11,546
Transfer of remaining net parent investment to additional paid-in capital	(1,250,545)	—	1,250,545	—	—	—	—
Stock-based compensation	—	—	1,760	—	1,760	—	1,760
Dividends to common stockholders—$0.57 per share	—	—	—	(47,754)	(47,754)	—	(47,754)

Balance, September 30, 2015	$—	$838	$1,263,848	$(35,084)	$1,229,602	$4,710	$1,234,312

See Accompanying Notes to the Combined Consolidated Financial Statements.

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	For the Nine Months Ended September 30,
	2015	2014
Cash flows from operating activities:
Net income	$111,508	$120,311
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	94,170	73,653
Amortization of above and below market lease intangibles, net	(6,835)	(8,770)
Amortization of deferred financing fees	646	—
Accretion of direct financing lease	(996)	(890)
Amortization of leasing costs and other intangibles	3,166	3,838
Stock-based compensation	1,760	—
Straight-lining of rental income, net	(125)	(242)
Gain on real estate disposition	(856)	—
Income tax benefit	(42)	—
Other	(102)	118
Changes in operating assets and liabilities, net of effects of the September acquisition
Increase in other assets	(3,789)	(2,570)
Increase in tenant deposits	6,601	2,712
Decrease in accounts payable and other liabilities	935	(5,087)

Net cash provided by operating activities	206,041	183,073
Cash flows from investing activities:
Net investment in real estate property	(454,832)	(12,598)
Investment in loans receivable	(20,091)	(800)
Proceeds from real estate disposals	1,510	975
Proceeds from loans receivable	1,040	917
Development project expenditures	(12,629)	(6,657)
Capital expenditures	(13,504)	(3,416)

Net cash used in investing activities	(498,506)	(21,579)
Cash flows from financing activities:
Net change in borrowings under credit facility	1,538,000	—
Payment of deferred financing costs	(20,209)	—
Distributions to noncontrolling interests	(266)	(288)
Net contribution from (distribution to) parent prior to separation	103,714	(160,677)
Distribution to parent	(1,273,000)	—
Cash distribution to common stockholders	(47,754)	—

Net cash provided by (used in) financing activities	300,485	(160,965)

Net increase in cash	8,020	529
Cash at beginning of period	2,424	2,167

Cash at end of period	$10,444	$2,696

Supplemental schedule of non-cash activities:
Issuance of common stock for acquisition of specialty valuation firm	$11,546	$—
Other acquisition-related investing activities	$152,179	$—
Transfer of remaining net parent investment to additional paid-in capital	$1,250,545	$—

See Accompanying Notes to the Combined Consolidated Financial Statements.

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—Description of Business

        Care Capital Properties, Inc. (together with its subsidiaries, unless otherwise indicated or except where the context otherwise requires, "CCP", "we," "us" or "our") is a recently formed Delaware corporation that was created to hold the post-acute/skilled nursing facility ("SNF") portfolio of Ventas, Inc. ("Ventas") and its subsidiaries operated by regional and local care providers (the "CCP Business").

        Effective as of 11:59 p.m. on August 17, 2015, Ventas completed its spin-off of the CCP Business by distributing one share of our common stock for every four shares of Ventas common stock held as of the close of business on August 10, 2015. As a result, we began operating as an independent public company and our common stock commenced trading on the New York Stock Exchange under the symbol "CCP" as of August 18, 2015.

        Prior to our separation from Ventas, CCP was a wholly owned subsidiary of Ventas. Prior to or concurrently with the separation, Ventas engaged in certain reorganization transactions that were designed to consolidate the ownership of its interests in 355 properties and certain loans receivable that comprise the CCP Business and transfer such interests to us. For periods prior to the separation, references to "we," "us," or "our" refer to the CCP Business after giving effect to the transfer of the assets and liabilities from Ventas in connection with the separation.

        In connection with the spin-off, we entered into a separation and distribution agreement with Ventas, as well as a transition services agreement, a tax matters agreement, and an employee matters agreement with Ventas contemplated by the separation and distribution agreement, to provide a framework for our ongoing relationship with Ventas. Under the transition services agreement, Ventas has agreed to provide us with various accounting, tax and information technology services on a transitional basis until August 31, 2016 in exchange for a fee of $2.5 million, payable in four quarterly installments.

        On August 17, 2015, Care Capital Properties, LP, our wholly owned subsidiary ("Care Capital LP"), as borrower, and CCP, Care Capital Properties GP, LLC and certain subsidiaries of Care Capital LP, as guarantors, entered into a Credit Agreement, comprised of a $600 million Revolver, a $600 million Term Loan and an $800 million Term Loan. Pursuant to the separation and distribution agreement, we transferred approximately $1.3 billion of the proceeds from borrowings under the Term Loans to Ventas.

        At the time of the separation and distribution, we had not conducted any business as a separate company and had no material assets or liabilities. We intend to elect to be treated as a real estate investment trust ("REIT"), and, therefore, subsequent to the distribution, we are operating in a manner consistent with a REIT with a diversified portfolio of SNFs and other healthcare properties located throughout the United States. The operations of the CCP Business transferred to us by Ventas are presented herein as if the transferred business was our business for all historical periods described and at the carrying value of such assets and liabilities reflected in Ventas's books and records.

        Subject to the limitation under the REIT asset test rules, we are permitted to own up to 100% of the stock of one or more taxable REIT subsidiaries ("TRS"). We have elected for one of our subsidiaries to be treated as a TRS, which is subject to federal, state and local income taxes.

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 1—Description of Business (Continued)

        For periods prior to our separation from Ventas, the unaudited combined consolidated financial statements in this Quarterly Report on Form 10-Q reflect Ventas's interest in 358 properties (including two properties that were not transferred to us as part of the separation, one property that was sold during the second quarter of 2015, one property that was sold on August 18, 2015 and five properties that were classified as held for sale as of August 18, 2015). For periods subsequent to our separation from Ventas, the unaudited combined consolidated financial statements in this Quarterly Report on Form 10-Q reflect our interest in 362 properties (including 12 properties that were classified as held for sale as of September 30, 2015). We also originate and manage a small portfolio of secured and unsecured loans, made primarily to SNF operators or secured by SNF assets.

        For periods prior to our separation from Ventas, the accompanying combined consolidated financial statements have been prepared on a standalone basis, are derived from Ventas's consolidated financial statements and accounting records and reflect our financial position, results of operations and cash flows as the CCP Business was operated as part of Ventas prior to the distribution, in conformity with U.S. generally accepted accounting principles ("GAAP"). For periods subsequent to our separation from Ventas, the combined consolidated financial statements reflect our financial position, results of operations and cash flows in conformity with GAAP.

        For periods prior to our separation from Ventas, our equity balance (net parent investment) in the combined consolidated financial statements represents the excess of total assets over total liabilities, including the intercompany balances between us and Ventas. Net parent investment is primarily impacted by contributions from Ventas, which are the result of treasury activities and net funding provided by or distributed to Ventas prior to the separation. For periods subsequent to our separation from Ventas, our equity balance in the combined consolidated financial statements represents our equity activity starting August 18, 2015.

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 1—Description of Business (Continued)

        The following is a summary of net income for the three months ended September 30, 2015 on a disaggregated basis to show the respective amounts attributed to the periods prior and subsequent to our separation from Ventas:

	July 1, 2015 through August 17, 2015	August 18, 2015 through September 30, 2015	For the Three Months Ended September 30, 2015
	(In thousands)
Revenues:
Rental income, net	$40,770	$39,825	$80,595
Income from investments in direct financing lease and loans	450	505	955
Real estate services fee income	—	763	763
Interest and other income	—	4	4

Total revenues	41,220	41,097	82,317

Expenses:
Interest	37	4,053	4,090
Depreciation and amortization	14,052	17,450	31,502
General, administrative and professional fees	3,302	5,914	9,216
Merger-related expenses and deal costs	178	813	991
Other	147	11	158

Total expenses	17,716	28,241	45,957

Income before income taxes, real estate dispositions and noncontrolling interests	23,504	12,856	36,360
Income tax expense	(1,004)	(20)	(1,024)
Gain on real estate dispositions	—	856	856

Net income	22,500	13,692	36,192
Net income attributable to noncontrolling interests	8	18	26

Net income attributable to CCP	$22,492

Net income attributable to common stockholders		$13,674

Note 2—Accounting Policies

        The accompanying combined consolidated financial statements have been prepared in accordance with GAAP for interim financial information set forth in the Accounting Standards Codification ("ASC"), as published by the Financial Accounting Standards Board ("FASB"), and with the SEC instructions to Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement of results for the interim periods have been included. Operating results for the three and nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015. The accompanying combined consolidated financial statements and related

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 2—Accounting Policies (Continued)

notes should be read in conjunction with our audited combined consolidated financial statements and notes thereto included in the Information Statement.

Principles of Combination and Consolidation and Basis of Presentation

        For periods prior to our separation from Ventas, the accompanying unaudited combined consolidated financial statements of the CCP Business do not represent the financial position and results of operations of a legal entity, but rather a combination of entities under common control that have been "carved out" of Ventas's consolidated financial statements and reflect significant assumptions and allocations. All intercompany transactions and balances have been eliminated in consolidation, and our net income is reduced by the portion of net income attributable to noncontrolling interests.

        For periods prior to our separation from Ventas, the combined consolidated financial statements include the attribution of certain assets and liabilities that were historically held at the Ventas corporate level, but which were specifically identifiable or attributable to us. All transactions between us and Ventas were considered to be effectively settled in the combined consolidated financial statements at the time the transaction was recorded. The total net effect of the settlement of these intercompany transactions is reflected as net contribution from or distribution to parent in the combined consolidated statements of cash flows as a financing activity and in the combined consolidated balance sheet as net parent investment. No other related party transactions or relationships are reflected in the combined consolidated financial statements.

        For periods prior to our separation from Ventas, the combined consolidated financial statements include an allocation of expenses related to certain Ventas corporate functions, including executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. These expenses have been allocated to us based on direct usage or benefit where specifically identifiable, with the remainder allocated pro rata primarily on the basis of revenue, headcount or other measures. We consider the expense methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for those periods. We believe that the assumptions and estimates used in preparation of the underlying combined consolidated financial statements are reasonable. However, the combined consolidated financial statements herein do not necessarily reflect what our financial position, results of operations or cash flows would have been if we had been a standalone company during the full periods presented, nor are they necessarily indicative of our future results of operations, financial position or cash flows.

        For periods subsequent to our separation from Ventas, the accompanying consolidated financial statements include our accounts and the accounts of our wholly owned subsidiaries and the joint venture entities over which we exercise control. All intercompany transactions and balances have been eliminated in consolidation, and our net income is reduced by the portion of net income attributable to noncontrolling interests.

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 2—Accounting Policies (Continued)

Noncontrolling Interests

        We present the portion of any equity that we do not own in entities that we control (and thus consolidate) as noncontrolling interests and classify this interest as a component of consolidated equity, separate from total CCP equity, on our combined consolidated balance sheets. For consolidated joint ventures with pro rata distribution allocations, net income or loss is allocated between the joint venture partners based on their respective stated ownership percentages. We account for purchases or sales of equity interests that do not result in a change of control as equity transactions, through net parent investment for periods prior to our separation from Ventas and through capital in excess of par value for periods subsequent to our separation from Ventas. In addition, we include net income attributable to the noncontrolling interests in net income in our combined consolidated statements of income.

        As of September 30, 2015 and 2014, we had controlling interests in two joint venture entities that owned a total of six SNFs. The noncontrolling interest percentages for these joint ventures were 6.82% and 49.0%, respectively, at September 30, 2015 and September 30, 2014.

Accounting Estimates

        The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions regarding future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base these estimates on our experience and assumptions we believe to be reasonable under the circumstances. However, if our judgment or interpretation of the facts and circumstances relating to various transactions or other matters had been different, we may have applied a different accounting treatment, resulting in a different presentation of our financial statements. We periodically reevaluate our estimates and assumptions, and in the event they prove to be different from actual results, we make adjustments in subsequent periods to reflect more current estimates and assumptions about matters that are inherently uncertain.

Net Real Estate Property

        Our investment in net real estate property is recorded on our combined consolidated balance sheets at historical cost, less accumulated depreciation and amortization. These real estate assets are initially measured upon their acquisition. We account for acquisitions using the acquisition method and allocate the cost of the businesses acquired among tangible and recognized intangible assets and liabilities based upon their estimated fair values as of the acquisition date.

  •
  Land—We determine the value of land either by considering the sales prices of similar properties in recent transactions or based on internal analyses of recently acquired and existing comparable properties within our portfolio.

  •
  Buildings—We estimate the fair value of buildings acquired on an as-if-vacant basis and depreciate the building value over the estimated remaining life of the building, generally not to exceed 35 years.

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 2—Accounting Policies (Continued)

  •
  Other tangible fixed assets—We determine the allocated value of other fixed assets, such as site improvements and furniture, fixtures and equipment, based upon the replacement cost and depreciate such value over the assets' estimated remaining useful lives as determined at the applicable acquisition date.

  •
  In-place lease intangibles—The value of in-place leases reflects our estimate of the cost to obtain tenants and an estimated value of the absorption period to reflect the value of the rent and recovery costs foregone during a reasonable lease-up period as if the acquired space was vacant. We amortize these intangibles through amortization expense over the remaining life of the associated lease plus assumed bargain renewal periods, if any.

  •
  Market lease intangibles—We estimate the value of any above and/or below market leases by discounting the difference between the estimated market rent and in-place lease rent. We amortize these intangibles to revenue over the remaining life of the associated lease plus any assumed bargain renewal periods, if any. If a lease is terminated prior to its stated expiration or not renewed upon expiration, we recognize all unamortized amounts of lease-related intangibles associated with that lease in operations at that time.

  •
  Purchase option intangibles—We estimate the fair value of purchase option intangible liabilities by discounting the difference between the applicable property's acquisition date fair value and an estimate of its future option price. We do not amortize the resulting intangible liability over the term of the lease, but rather adjust the recognized value of the asset or liability upon sale.

  •
  Goodwill—Goodwill represents the excess of the purchase price paid over the fair value of the net assets of the acquired business. We do not amortize goodwill.

Impairment of Long-Lived and Intangible Assets and Goodwill

        We periodically evaluate our long-lived assets, primarily consisting of investments in real estate, for impairment indicators. If indicators of impairment are present, we evaluate the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying operations. In performing this evaluation, we consider market conditions and our current intentions with respect to the retention or disposition of the asset. We adjust the net book value of leased properties and other long-lived assets to fair value if the sum of the expected future undiscounted cash flows, including sales proceeds, is less than book value. We recognize any shortfall from carrying value as an impairment loss in the current period. We recognized impairments of $3.8 million and $4.3 million for the three months ended September 30, 2015 and 2014, respectively, and $16.7 million and $8.8 million for the nine months ended September 30, 2015 and 2014, respectively, which are recorded primarily as a component of depreciation and amortization.

        If impairment indicators arise with respect to intangible assets with finite useful lives, we evaluate impairment by comparing the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, then we estimate the fair value of the asset and compare the estimated fair value to the intangible asset's carrying value. We recognize any shortfall from carrying value as an impairment loss in the current period.

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 2—Accounting Policies (Continued)

        We test goodwill for impairment at least annually, and more frequently if indicators arise. We first assess qualitative factors, such as current macroeconomic conditions, state of the equity and capital markets and our overall financial and operating performance, to determine the likelihood that the fair value of the reporting unit is less than its carrying amount. If we determine it is more likely than not that the fair value of the reporting unit is less than its carrying amount, we proceed with the two-step approach to evaluating impairment. First, we estimate the fair value of the reporting unit and compare it to the reporting unit's carrying value. If the carrying value exceeds fair value, we proceed with the second step, which requires us to assign the fair value of the reporting unit to all of the assets and liabilities of the reporting unit as if it had been acquired in a business combination at the date of the impairment test. The excess fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied value of goodwill and is used to determine the amount of impairment. We recognize an impairment loss to the extent the carrying value of goodwill exceeds the implied value in the current period.

        Estimates of fair value used in our evaluation of goodwill, real estate investments and intangible assets are based upon discounted future cash flow projections or other acceptable valuation techniques that are based, in turn, upon level three inputs in the fair value hierarchy (as described below), such as revenue and expense growth rates, capitalization rates, discount rates or other available market data. Our ability to accurately predict future operating results and cash flows and to estimate and allocate fair values impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results.

Assets Held for Sale

        We may sell properties from time to time for various reasons, including favorable market conditions or the exercise of purchase options by tenants. We classify certain long-lived assets as held for sale once the criteria, as defined by GAAP, have been met. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value minus cost to sell and are no longer depreciated.

Net Investment in Direct Financing Lease

        We own one SNF under a lease agreement that is classified as a direct financing lease, as the tenant has a purchase obligation at the end of the lease term. The net investment in direct financing lease is recorded as a receivable on our combined consolidated balance sheets and represents the total undiscounted rental payments (including the tenant's purchase obligation), plus the estimated unguaranteed residual value, less the unearned lease income. Unearned lease income represents the excess of the minimum lease payments and residual values over the cost of the investment. Unearned lease income is deferred and amortized to income over the lease term to provide a constant yield when collectability of the lease payments is reasonably assured. Income from our net investment in direct financing lease was $0.6 million and $0.6 million for the three months ended September 30, 2015 and 2014, respectively, and $1.8 million and $1.8 million for the nine months ended September 30, 2015 and 2014, respectively.

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 2—Accounting Policies (Continued)

Loans Receivable

        We determine the fair value of loans receivable acquired in connection with a business combination by discounting the estimated future cash flows using current interest rates at which similar loans with the same terms and length to maturity would be made to borrowers with similar credit ratings. We do not establish a valuation allowance at the acquisition date, as the amount of estimated future cash flows reflects our judgment regarding their uncertainty. We recognize the difference between the acquisition date fair value and the total expected cash flows as interest income using the effective interest method over the life of the applicable loan. We immediately recognize in income any unamortized balances if the loan is repaid before its contractual maturity.

        Subsequent to the acquisition date, we evaluate changes regarding the uncertainty of future cash flows and the need for a valuation allowance, as appropriate. We regularly evaluate the collectability of loans receivable based on factors such as corporate and facility-level financial and operational reports, compliance with financial covenants set forth in the applicable loan agreement, the financial strength of the borrower and any guarantors, the payment history of the borrower and current economic conditions. If our evaluation of these factors indicates it is probable that we will not be able to collect all amounts due under the terms of the applicable loan agreement, we provide a reserve against the portion of the receivable that we estimate may not be collected.

Centralized Cash Management

        For periods prior to our separation from Ventas, we and our wholly owned subsidiaries had been subject to Ventas's centralized cash management system. All payments were controlled and made by Ventas, resulting in intercompany transactions between us and Ventas that did not settle in cash. The net effect of these intercompany transactions is reflected in net contribution from or net distribution to parent on our combined consolidated statements of cash flows and combined consolidated statements of equity.

        For periods prior to our separation from Ventas, the cash balances contained in our combined consolidated balance sheets relate to our joint venture entities that did not participate in the centralized cash management system. For periods subsequent to our separation from Ventas, we maintain our own centralized cash management system, in addition to the separate cash accounts associated with our joint venture entities.

Tenant Deposits

        Tenant deposits consist of security deposits and amounts provided by our tenants for future real estate tax and insurance expenditures and tenant improvements related to our properties and their operations.

Fair Values of Financial Instruments

        Fair value is a market-based measurement, not an entity-specific measurement, and we determine fair value based on the assumptions that we expect market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 2—Accounting Policies (Continued)

based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

        Level one inputs utilize unadjusted quoted prices for identical assets or liabilities in active markets that we have the ability to access. Level two inputs are inputs other than quoted prices included in level one that are directly or indirectly observable for the asset or liability. Level two inputs may include quoted prices for similar assets and liabilities in active markets and other inputs for the asset or liability that are observable at commonly quoted intervals, such as interest rates and yield curves. Level three inputs are unobservable inputs for the asset or liability, which typically are based on our own assumptions, because there is little, if any, related market activity. If the determination of the fair value measurement is based on inputs from different levels of the hierarchy, the level within which the entire fair value measurement falls is the lowest level input that is significant to the fair value measurement in its entirety. If the volume and level of market activity for an asset or liability has decreased significantly relative to the normal market activity for such asset or liability (or similar assets or liabilities), then transactions or quoted prices may not accurately reflect fair value. In addition, if there is evidence that a transaction for an asset or liability is not orderly, little, if any, weight is placed on that transaction price as an indicator of fair value. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

        We use the following methods and assumptions in estimating the fair value of our financial instruments.

  •
  Cash—The carrying amount of cash reported on our combined consolidated balance sheets approximates fair value.

  •
  Loans receivable—We estimate the fair value of loans receivable using level two and level three inputs: we discount future cash flows using current interest rates at which similar loans with the same terms and length to maturity would be made to borrowers with similar credit ratings.

Revenue Recognition

  Triple-Net Leased Properties

        Certain of our triple-net leases provide for periodic and determinable increases in base rent. We recognize base rental revenues under these leases on a straight-line basis over the applicable lease term when collectability is reasonably assured. Recognizing rental income on a straight-line basis generally results in recognized revenues during the first half of a lease term exceeding the cash amounts contractually due from our tenants, creating a straight-line rent receivable that is included in other assets on our combined consolidated balance sheets.

        Our remaining leases provide for periodic increases in base rent only if certain revenue parameters or other substantive contingencies are met. We recognize the increased rental revenue under these leases as the related parameters or contingencies are met, rather than on a straight-line basis over the applicable lease term.

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 2—Accounting Policies (Continued)

        We recognize income from rent, lease termination fees and all other income when all of the following criteria are met in accordance with SEC Staff Accounting Bulletin 104: (i) the applicable agreement has been fully executed and delivered; (ii) services have been rendered; (iii) the amount is fixed or determinable; and (iv) collectibility is reasonably assured.

  Allowances

        We assess our rent receivables, including straight-line rent receivables, to determine whether an allowance is appropriate. We base our assessment of rent receivables (other than straight-line rent receivables) on several factors, including, among other things, payment history, the financial strength of the tenant and any guarantors, the value of the underlying collateral, if any, and current economic conditions, including government reimbursement. If our evaluation of these factors indicates it is probable that we may not be able to recover the full value of the receivable, we provide an allowance against the portion of the receivable that we estimate may not be recovered. We also base our assessment of straight-line rent receivables on several factors, including, among other things, the financial strength of the tenant and any guarantors, the historical operations and operating trends of the property, the historical payment pattern of the tenant and the type of property. If our evaluation of these factors indicates it is probable that we may not be able to receive the rent payments due in the future, we provide an allowance against the recognized straight-line rent receivable asset for the portion, up to its full value, that we estimate may not be recovered. If we change our assumptions or estimates regarding the collectibility of future rent payments required by a lease, we may adjust the allowance to increase or reduce the rental revenue recognized in the period we make such change in our assumptions or estimates.

  Loans

        We recognize interest income from loans, including discounts and premiums, using the effective interest method when collectability is reasonably assured. We apply the effective interest method on a loan-by-loan basis and recognize discounts and premiums as yield adjustments over the related loan term. We recognize interest income on an impaired loan to the extent our estimate of the fair value of the collateral is sufficient to support the balance of the loan, other receivables and all related accrued interest. When the balance of the loan, other receivables and all related accrued interest is equal to or less than our estimate of the fair value of the collateral, we recognize interest income on a cash basis. We provide a reserve against an impaired loan to the extent our total investment in the loan exceeds our estimate of the fair value of the loan collateral.

Federal Income Tax

        Ventas elected to be treated as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), for every year beginning with the year ended December 31, 1999. Accordingly, with respect to periods prior to our separation from Ventas, Ventas generally was not subject to federal income tax. We intend to elect to be treated as a REIT under the applicable provisions of the Code, beginning with the year ending December 31, 2015.

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 2—Accounting Policies (Continued)

Segment Reporting

        As of September 30, 2015 and December 31, 2014, we operated through a single reportable business segment: triple-net leased properties. We invest in SNFs and other healthcare properties throughout the United States and lease those properties to healthcare operating companies under "triple-net" or "absolute-net" leases that obligate the tenants to pay all property-related expenses.

Recently Issued or Adopted Relevant Accounting Standards

        In 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue From Contracts With Customers ("ASU 2014-09"), which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASU 2014-09 states that "an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services." While ASU 2014-09 specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. In July 2015, the FASB provided for a one-year deferral of the effective date for ASU 2014-09, which is now effective for us beginning January 1, 2018. We are continuing to evaluate this guidance; however, we do not expect its adoption to have a significant impact on our combined consolidated financial statements, as substantially all of our revenue consists of rental income from leasing arrangements, which are specifically excluded from ASU 2014-09.

        In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis ("ASU 2015-02"), which makes certain changes to both the variable interest model and the voting model including changes to (1) the identification of variable interests (fees paid to a decision maker or service provider), (2) the variable interest entity characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. ASU 2015-02 is effective for us beginning January 1, 2016. We are continuing to evaluate this guidance; however, we do not expect its adoption to have a significant impact on our combined consolidated financial statements.

        In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented in the balance sheet as a direct reduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. We elected to adopt this new guidance as of August 18, 2015. As a result, our term loans and other debt is presented net of $19.6 million of unamortized debt issuance costs.

        In addition, Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of the benefits of this extended transition period and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. This election is irrevocable.

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 3—Triple-Net Lease Arrangements

        As of September 30, 2015, Senior Care Centers, LLC (together with its subsidiaries, "SCC") and Avamere Group, LLC (together with its subsidiaries, "Avamere") operated approximately 19.0% and 9.6% respectively, of our real estate investments based on gross book value. Our properties were located in 38 states as of September 30, 2015, with properties in one state (Texas) accounting for more than 10% of our total revenues for the three months then ended.

        For the three months ended September 30, 2015 and 2014, approximately 13.2% and 1.5%, respectively, of our total revenues were derived from our lease agreements with SCC, and approximately 10.8% and 9.2%, respectively, of our total revenues were derived from our lease agreements with Avamere. Each of our leases with SCC and Avamere is a triple-net lease that obligates the tenant to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures.

        If SCC or Avamere becomes unable or unwilling to satisfy its obligations to us or to renew its leases with us upon expiration of the terms thereof, our financial condition and results of operations could decline. We cannot assure you that SCC or Avamere will have sufficient assets, income and access to financing to enable it to satisfy its respective obligations to us, and any failure, inability or unwillingness by SCC or Avamere to do so could have a material adverse effect on our business, financial condition, results of operations and liquidity. We also cannot assure you that SCC or Avamere will elect to renew its respective leases with us upon expiration of the leases or that we will be able to reposition any non-renewed properties on a timely basis or on the same or better economic terms, if at all.

        Our straight-line rent receivable balance was $0.5 million and $0.8 million, net of allowances of $81.0 million and $58.0 million, as of September 30, 2015 and December 31, 2014, respectively. We recognized charges for straight-line rent allowances within rental income, net in our combined consolidated statements of income of $5.9 million and $6.6 million for the three months ended September 30, 2015 and 2014, respectively, and $19.5 million and $15.7 million for the nine months ended September 30, 2015 and 2014, respectively.

        In July 2015, one of our operators notified us of its intention to exercise its purchase options with respect to seven SNFs. We expect these transactions, if completed, to occur in 2016, although they remain subject to various closing conditions.

Note 4—Acquisitions and Dispositions of Real Estate Property

Acquisitions

        On September 1, 2015, we completed the acquisition of eight properties (seven SNFs and one campus with both skilled nursing and assisted living facilities) and simultaneously entered into a long-term master lease with SCC to operate the acquired portfolio. We purchased the assets for approximately $190 million in cash and made a $20 million five-year, fully amortizing loan to SCC, resulting in a total transaction value of approximately $210 million. We funded this transaction through cash on hand and borrowings under our unsecured revolving credit facility and term loans (see "Note 8—Borrowing Arrangements").

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 4—Acquisitions and Dispositions of Real Estate Property (Continued)

        On August 14, 2015, we completed the acquisition of a specialty healthcare and seniors housing valuation firm in exchange for the issuance of 339,602 shares of our common stock. This specialty valuation firm subsidiary represents our TRS. If the value of the common stock issued to the sellers based on the volume-weighted average price ("VWAP") of the common stock over the 30 days immediately prior to the six-month anniversary of the closing of the acquisition is less than approximately $11.5 million, we have agreed to issue additional shares of common stock to the sellers such that the total value of all shares issued to the sellers, based on that VWAP, is equal to approximately $11.5 million, except that the number of additional shares issued after the closing of the acquisition shall not exceed the number of shares issued at the closing.

        In January 2015, Ventas completed the acquisition of American Realty Capital Healthcare Trust, Inc. ("HCT") in a stock and cash transaction, which included 14 SNFs, two specialty hospitals and four seniors housing properties that were transferred to us in connection with the separation. Also in January 2015, Ventas completed the acquisition of 12 SNFs for an aggregate purchase price of $234.9 million, all of which were transferred to us in connection with the separation.

Estimated Fair Value

        We are accounting for our 2015 acquisitions under the acquisition method in accordance with ASC 805. Our initial accounting for acquisitions completed during the nine months ended September 30, 2015 remains subject to further adjustment. The following table summarizes the acquisition date fair values of the assets acquired and liabilities assumed, which we determined using level two and level three inputs (in thousands):

Land and improvements	$38,119
Buildings and improvements	515,702
Acquired lease intangibles	14,299
Goodwill(1)	56,408
Other assets	8,027

Total assets acquired	632,555
Tenant deposits	8,801
Lease intangible liabilities	3,729
Accounts payable and other liabilities	1,468

Total liabilities assumed	13,998

Net assets acquired	$618,557

(1)
As it relates to the HCT acquisition, goodwill was allocated to us on a relative fair value basis from total goodwill recognized by Ventas.

        As it relates to the HCT acquisition, the estimated fair values of the assets acquired and liabilities assumed has changed and is subject to further adjustment from the amounts reported in "Note 4—Acquisitions of Real Estate Property" of the Notes to Combined Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the SEC on September 9, 2015. Such changes are due primarily to reclassification adjustments for

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 4—Acquisitions and Dispositions of Real Estate Property (Continued)

presentation and adjustments to our preliminary valuation assumptions that are based on more accurate information concerning the subject assets and liabilities.

Transaction Costs

        As of September 30, 2015, we had incurred a cumulative total of $6.1 million of acquisition-related costs related to the acquisitions completed during the nine months ended September 30, 2015. All of these costs were expensed as incurred and included in merger-related expenses and deal costs in our combined consolidated statements of income for the applicable periods. For the nine months ended September 30, 2015 and 2014, we expensed $4.7 million and $0.8 million, respectively, of these acquisition-related costs related to the acquisitions completed during the nine months ended September 30, 2015. Transaction costs incurred by Ventas relating to the HCT acquisition were allocated to us based on relative property net operating income ("NOI").

Aggregate Revenue and NOI

        For the nine months ended September 30, 2015, aggregate revenues and NOI derived from our 2015 real estate acquisitions during our period of ownership were both $22.3 million. In May 2015, we amended certain terms of a master lease agreement, including contractual rents, with the operator of eleven acquired properties.

Unaudited Pro Forma

        The following table illustrates the effect on revenues and net income attributable to CCP as if we had consummated the acquisitions completed during the nine months ended September 30, 2015 as of January 1, 2014.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2014	2015	2014
	(In thousands)
Revenues	$86,198	$86,498	$257,683	$264,835
Net income attributable to CCP	37,736	38,834	108,257	138,603

        Acquisition-related costs related to our completed 2015 acquisitions are not expected to have a continuing impact and, therefore, have been excluded from these pro forma results. The pro forma results also do not include the impact of any synergies that may be achieved in the acquisitions, any reduction in our borrowing costs resulting from the acquisitions or any strategies that management may consider in order to continue to efficiently manage our operations, nor do they give pro forma effect to any other acquisitions or dispositions that we completed during the periods presented. These pro forma results are not necessarily indicative of the operating results that would have been obtained had the acquisitions occurred at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 4—Acquisitions and Dispositions of Real Estate Property (Continued)

Summary Specialty Valuation Firm Statement of Income

        Below is a summary of the statement of income for the specialty valuation firm we acquired in August 2015 for the period from acquisition through September 30, 2015 (in thousands):

Revenues:
Real estate services fee income	$763

Total revenues	763
Expenses:
Depreciation and amortization	94
General, administrative and professional fees	704

Total expenses	798

Loss before income taxes	(35)
Income tax benefit	42

Net income	$7

Dispositions

        In August 2015, we sold one SNF for proceeds of $1.5 million and recognized a gain on the sale of $0.9 million. In June 2015, we sold one SNF at its carrying value, resulting in neither a gain nor a loss. During 2014, we sold one SNF for proceeds of $0.9 million.

Note 5—Loans Receivable

        Below is a summary of our loans receivable as of September 30, 2015 and December 31, 2014.

	September 30, 2015		December 31, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)
Secured loans receivable, net	$5,253	$5,164	$5,249	$5,174
Unsecured loans receivable, net	24,227	24,125	4,242	4,106

        Secured loans receivable, net represents one loan that has a stated interest rate of 9.75%, matures in 2018 and is secured by one SNF located in Florida. Unsecured loans are reported within other assets on our balance sheet.

        In September 2015, we made a $20 million five-year, fully amortizing loan to SCC. The loan bears interest at an annual rate of LIBOR plus 5%, which is subject to periodic increase over the term of the loan.

        Fair value estimates as reflected in the table above are subjective in nature and based upon several important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 5—Loans Receivable (Continued)

value amounts. Accordingly, the estimates presented above are not necessarily indicative of the amounts we would realize in a current market exchange.

Note 6—Intangibles

        The following is a summary of our intangibles as of September 30, 2015 and December 31, 2014:

	September 30, 2015		December 31, 2014
	Balance	Remaining Weighted Average Amortization Period in Years	Balance	Remaining Weighted Average Amortization Period in Years
	(Dollars in thousands)
Intangible assets:
Above market lease intangibles	$64,516	15.1	$60,251	11.1
In-place lease intangibles	37,614	15.1	26,943	12.9
Tradename, technology and customer relationships	2,861	4.8	—	N/A
Accumulated amortization	(42,594)	N/A	(35,221)	N/A
Goodwill	146,017	N/A	88,959	N/A

Net intangible assets	$208,414	15.1	$140,932	11.7

Intangible liabilities:
Below market lease intangibles	$195,253	19.2	$198,170	15.2
Above market ground lease intangibles	1,907	53.8	—	—
Accumulated amortization	(71,158)	N/A	(61,882)	N/A
Purchase option intangibles	9,352	N/A	9,352	N/A

Net intangible liabilities	$135,354	19.7	$145,640	15.2

N/A—Not Applicable.

        Above market lease intangibles and in-place lease intangibles are included in acquired lease intangibles within real estate investments on our combined consolidated balance sheets. Below market lease intangibles, above market ground lease intangibles and purchase option intangibles are included in lease intangible liabilities, net on our combined consolidated balance sheets. Tradename, technology and customer relationships are associated with our specialty valuation firm subsidiary and included in other assets on our combined consolidated balance sheets. For the nine months ended September 30, 2015 and 2014, our net amortization related to all of these intangibles was $4.5 million and $6.2 million, respectively. The estimated net amortization related to these intangibles for the remainder of 2015 and the subsequent four years is as follows: remainder of 2015—$1.0 million; 2016—$3.9 million; 2017—$3.9 million; 2018—$3.7 million; and 2019—$3.5 million.

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 7—Other Assets

        The following is a summary of our other assets as of September 30, 2015 and December 31, 2014:

	September 30, 2015	December 31, 2014
	(In thousands)
Straight-line rent receivables, net	$541	$766
Unsecured loans receivable, net	24,227	4,242
Deferred lease costs	9,183	9,970
Assets held for sale	11,229	5,229
Other, net	8,152	2,044

Total other assets	$53,332	$22,251

Note 8—Borrowing Arrangements

        The following is a summary of our term loans and other debt as of September 30, 2015:

September 30, 2015
(In thousands)
Unsecured revolving credit facility	$138,000
Unsecured term loan due 2017	600,000
Unsecured term loan due 2020	800,000

Total	1,538,000
Unamortized debt issuance costs	19,563

Term loans and other debt	$1,518,437

        On August 17, 2015, Care Capital Properties, LP, our wholly owned subsidiary ("Care Capital LP"), as borrower, and CCP, Care Capital Properties GP, LLC and certain subsidiaries of Care Capital LP, as guarantors, entered into a Credit Agreement, comprised of a $600 million Revolver, a $600 million Term Loan and an $800 million Term Loan. The Revolver has an initial term of four years, but may be extended, at Care Capital LP's option subject to compliance with the terms of the Credit Agreement and payment of a customary fee, for two additional six-month periods. The $600 million and $800 million Term Loans mature in August 2017 and August 2020, respectively. The Credit Agreement also includes an accordion feature that permits Care Capital LP to increase the aggregate borrowing capacity under the Facility to $2.5 billion. We consider the carrying value of our term loans and other debt to be consistent with fair market value.

        Borrowings under the Facility bear interest at a fluctuating rate per annum equal to LIBOR plus an applicable margin based on Care Capital LP's unsecured long-term debt ratings. At September 30, 2015, the applicable margin was 1.30% for Revolver borrowings and 1.50% for Term Loan borrowings, and we had approximately $462 million of unused borrowing capacity available under the Revolver.

        In September 2015, subsidiaries of Care Capital LP were released as guarantors under the Credit Agreement.

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 9—Income Taxes

        Ventas elected to be treated as REIT under the Code, for every year beginning with the year ended December 31, 1999. Accordingly, with respect to periods prior to our separation from Ventas, Ventas generally was not subject to federal income tax.

        We intend to elect to be treated as a REIT under the Code, beginning with the taxable year ending December 31, 2015. So long as we qualify as a REIT under the Code, we generally will not be subject to federal income tax. We test our compliance with the REIT rules on a quarterly and annual basis to ensure that we are in compliance. We also review our distributions and project distributions each year to ensure we have met and will continue to meet the annual REIT distribution requirements. However, as a result of our structure, we may be subject to income or franchise taxes in certain states and municipalities.

        Subject to the limitation under the REIT asset test rules, we are permitted to own up to 100% of the stock of one or more taxable REIT subsidiaries. We have elected for one of our subsidiaries to be treated as a TRS, which is subject to federal, state and local income taxes.

        Although the TRS will be required to pay minimal federal income taxes for the three months ended September 30, 2015, its federal income tax liability may increase in future periods.

        Our consolidated provision for income taxes for the three and nine months ended September 30, 2015 was an expense of $1.0 million.

        Our net deferred tax liabilities totaled $2.3 million as of September 30, 2015 and primarily reflect differences between the financial reporting and tax bases of fixed and intangible assets.

Note 10—Stock-Based Compensation

        Certain of our employees participated in stock-based compensation plans administered by Ventas. In connection with the spin-off, outstanding Ventas equity awards held by our employees were converted into awards with respect to CCP common stock. As a result of the conversion mechanics, the fair value of the converted awards exceeded the fair value of the Ventas awards from which they were converted by $1.0 million, of which $0.5 million related to vested, but unexercised options. For the three months ended September 30, 2015, we recognized $0.5 million of expense associated with these vested, converted awards. The remaining $0.5 million will be amortized as stock-based compensation over the respective vesting terms of the converted awards.

        In August 2015, we adopted the Care Capital Properties, Inc. 2015 Incentive Plan (the "Plan"), pursuant to which options to purchase common stock, shares of restricted stock or restricted stock units and other equity awards may be granted to our employees, directors and consultants. A total of 7,000,000 shares of our common stock was reserved initially for issuance under the Plan. During the three months ended September 30, 2015, we granted 173,126 shares of restricted stock to employees and directors under the Plan having a value of $5.6 million. These shares generally vest on the third anniversary of the date of grant or in three equal annual installments beginning on the first anniversary of the date of grant.

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 11—Earnings Per Share

        Basic and diluted earnings per share for the periods prior to our separation from Ventas were retroactively restated for the number of basic and diluted shares outstanding immediately following the separation. The following table shows the amounts used in computing our basic and diluted earnings per common share:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2014	2015	2014
	(In thousands, except per share amounts)
Numerator for basic and diluted earnings per share:
Net income attributable to CCP	$36,166	$33,202	$111,370	$120,174
Denominator:
Denominator for basic earnings per share—weighted average shares	83,488	83,488	83,488	83,488
Effect of dilutive securities:
Stock options	70	—	70	—

Denominator for diluted earnings per share—adjusted weighted average shares	83,558	83,488	83,558	83,488

Basic earnings per share:
Net income attributable to CCP	$0.43	$0.40	$1.33	$1.44

Diluted earnings per share:
Net income attributable to CCP	$0.43	$0.40	$1.33	$1.44

Note 12—Stockholders' Equity

Equity

        Effective as of 11:59 p.m. on August 17, 2015, Ventas completed its spin-off of the CCP Business by distributing one share of our common stock for every four shares of Ventas common stock held as of the close of business on August 10, 2015. As a result, we began operating as an independent public company and our common stock commenced trading on the New York Stock Exchange under the symbol "CCP" as of August 18, 2015.

        On August 14, 2015, we completed the acquisition of a specialty healthcare and seniors housing valuation firm in exchange for the issuance of 339,602 shares of our common stock. If the value of the common stock issued to the sellers based on the VWAP of the common stock over the 30 days immediately prior to the six-month anniversary of the closing of the acquisition is less than approximately $11.5 million, we have agreed to issue additional shares of common stock to the sellers such that the total value of all shares issued to the sellers, based on that VWAP, is equal to approximately $11.5 million, except that the number of additional shares issued after the closing of the acquisition shall not exceed the number of shares issued at the closing.

CARE CAPITAL PROPERTIES, INC. AND PREDECESSORS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 12—Stockholders' Equity (Continued)

Dividends

        On September 30, 2015, we paid a full third quarter cash dividend in the amount of $0.57 per share to the holders of record of our common stock as of September 14, 2015.

Note 13—Litigation

        We are involved from time to time in various legal proceedings that arise in the ordinary course of our business, including, but not limited to commercial disputes, environmental matters, and litigation in connection with transactions including acquisitions and divestitures. We believe that such litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

        Our tenants and, in some cases, their affiliates may be required by the terms of their leases and other agreements with us to indemnify, defend and hold us harmless against certain actions, investigations and claims arising in the ordinary course of their business and related to the operations of our properties. In addition, third parties from whom we acquired certain of our assets and, in some cases, their affiliates may be required by the terms of the related conveyance documents to indemnify, defend and hold us harmless against certain actions, investigations and claims related to the acquired assets and arising prior to our ownership or related to excluded assets and liabilities. In some cases, a portion of the purchase price consideration is held in escrow for a specified period of time as collateral for these indemnification obligations. We cannot provide any assurance that our tenants, their affiliates or other obligated third parties will defend us in any such matters, that our tenants, their affiliates or other obligated third parties will have sufficient assets, income and access to financing to enable them to satisfy their defense and indemnification obligations to us or that any purchase price consideration held in escrow will be sufficient to satisfy claims for which we are entitled to indemnification.

Note 14—Subsequent Events

        Subsequent to September 30, 2015, we sold two SNFs, which were classified as held for sale, for aggregate net proceeds of $1.3 million.

Independent Auditors' Report

The Board of Directors and Stockholders
Ventas, Inc.:

        We have audited the accompanying combined statement of revenue and certain expenses of the American Realty Capital Healthcare Trust Post-Acute Portfolio for the year ended December 31, 2014, and the related notes (the combined statement).

Management's Responsibility for the Combined Statement

        Management is responsible for the preparation and fair presentation of the combined statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the combined statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on the combined statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statement is free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the combined statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined statement.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the combined statement referred to above presents fairly, in all material respects, the combined revenue and certain expenses described in Note 1 of the American Realty Capital Healthcare Trust Post-Acute Portfolio for the year ended December 31, 2014, in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

        We draw attention to Note 1 to the combined statement, which describes that the accompanying combined statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the filing of the Form 10 registration statement of Care Capital Properties, Inc.) and is not intended to be a complete presentation of the American Realty Capital Healthcare Trust Post-Acute Portfolio's revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

Chicago, Illinois
April 23, 2015

AMERICAN REALTY CAPITAL HEALTHCARE TRUST POST-ACUTE PORTFOLIO

COMBINED STATEMENT OF REVENUE AND CERTAIN EXPENSES

For the Year Ended December 31, 2014

(In thousands)

Revenue:
Rental income	$22,153
Operating expense reimbursements	513

Total revenue	22,666

Certain expenses:
Property operating and maintenance	608

Total certain expenses	608

Revenue in excess of certain expenses	$22,058

See accompanying notes to the Combined Statement of Revenue and Certain Expenses.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST POST-ACUTE PORTFOLIO

NOTES TO COMBINED STATEMENT OF REVENUE AND CERTAIN EXPENSES

1. Basis of Presentation

        In January 2015, Ventas, Inc. ("Ventas") completed its acquisition of American Realty Capital Healthcare Trust, Inc. ("HCT"), which added 152 properties to Ventas's portfolio. Certain of the HCT properties, specifically 14 skilled nursing facilities and four specialty hospitals, herein referred to as the American Realty Capital Healthcare Trust Post-Acute Portfolio (the "Portfolio"), are intended to be separated from Ventas and spun off into an independent, publicly traded company, Care Capital Properties, Inc. ("SpinCo").

        The Combined Statement of Revenue and Certain Expenses relate to the operations of the Portfolio's properties and were prepared for the purpose of SpinCo complying with the rules and regulations of the Securities and Exchange Commission, including Rule 3-14 of Regulation S-X. Accordingly, the accompanying Combined Statement of Revenue and Certain Expenses has been prepared using the accrual method of accounting. Certain expenses which may not be in the proposed future operations of the Portfolio, such as depreciation, amortization, income taxes, certain mortgage interest expense and entity expenses are not reflected in the Combined Statement of Revenue and Certain Expenses in accordance with Rule 3-14 of Regulation S-X.

        The financial information presented in the Combined Statement of Revenue and Certain Expenses for the year ended December 31, 2014 reflects the actual period of HCT's ownership and does not necessarily reflect a full year of revenue and expenses with respect to ten skilled nursing facilities and one hospital that were acquired by HCT in 2014.

        The Combined Statement of Revenue and Certain Expenses is being presented for the most recent year available instead of the three most recent years based on the following factors: (1) the Portfolio was acquired from an unaffiliated party; and (2) except as described above and in Note 4, management of the Portfolio is not aware of any material factors related to the Portfolio that would cause this financial information not to be indicative of future operating results.

2. Summary of Significant Accounting Policies

Revenue Recognition

        The Portfolio's rental income consists of rent received from the tenants/operators of its skilled nursing facilities and specialty hospitals. All of the Portfolio's leases are "triple-net" leases, which require the tenants to generally pay all property-related expenses, and therefore these expenses are not included in the accompanying Combined Statement of Revenue and Certain Expenses in accordance with ASC 605 Revenue Recognition. Rent paid by each tenant is recorded in accordance with the terms of each lease on a straight-line basis over the initial term of the lease. When the Portfolio acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purposes of this calculation.

        Cost recoveries from tenants are included in operating expense reimbursements in the period the related costs are incurred, as applicable. Included in these reimbursements and related costs are ground rent costs for one property within the Portfolio, which is subject to a long-term operating ground lease which expires in 2037.

        Management of the Portfolio continually reviews receivables related to rent, unbilled rent receivables and deferred rent assets and determines collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the

AMERICAN REALTY CAPITAL HEALTHCARE TRUST POST-ACUTE PORTFOLIO

NOTES TO COMBINED STATEMENT OF REVENUE AND CERTAIN EXPENSES (Continued)

2. Summary of Significant Accounting Policies (Continued)

event that the collectability of a receivable or deferred rent asset is in doubt, the Portfolio will record an increase in the allowance for uncollectible accounts or record a direct write-off of the receivable in the Combined Statement of Revenue and Certain Expenses.

Property operating and maintenance

        Property operating and maintenance expense includes expenses of certain of the Portfolio's real estate properties such as ground rent, real estate taxes and insurance. Property operating and maintenance expenses are expensed as incurred.

3. Future Minimum Rental Income

        The following table presents future minimum base rental cash payments due to the Portfolio over the next five years and thereafter. These amounts exclude contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes among other items.

Future Minimum Base Rental Cash Payments
(In thousands)
2015	$23,034
2016	23,596
2017	24,085
2018	24,583
2019	25,092
Thereafter	319,711

$440,101

4. Subsequent Events

        Subsequent events were evaluated through April 23, 2015, the date on which the Combined Statement of Revenue and Certain Expenses was issued.

        Subsequent to Ventas's acquisition of the Portfolio, the operator of eight skilled nursing facilities has requested certain modifications to the terms of its master lease agreement, including contractual rents, and Ventas has begun the process of re-leasing one hospital to another operator.

Independent Auditors' Report

The Board of Directors and Stockholders
Ventas, Inc.:

        We have audited the accompanying combined statement of revenue of the Acquired Skilled Nursing Portfolio for the year ended December 31, 2014, and the related notes (the combined statement).

Management's Responsibility for the Combined Statement

        Management is responsible for the preparation and fair presentation of the combined statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the combined statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on the combined statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statement is free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the combined statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined statement.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the combined statement referred to above presents fairly, in all material respects, the combined revenue described in Note 1 of the Acquired Skilled Nursing Portfolio for the year ended December 31, 2014, in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

        We draw attention to Note 1 to the combined statement, which describes that the accompanying combined statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the filing of the Form 10 registration statement of Care Capital Properties, Inc.) and is not intended to be a complete presentation of the Acquired Skilled Nursing Portfolio's revenue. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

Chicago, Illinois
April 23, 2015

ACQUIRED SKILLED NURSING PORTFOLIO

COMBINED STATEMENT OF REVENUE

For the Year Ended December 31, 2014

(In thousands)

Rental income	$15,555

See accompanying notes to the Combined Statement of Revenue.

ACQUIRED SKILLED NURSING PORTFOLIO

NOTES TO COMBINED STATEMENT OF REVENUE

1. Basis of Presentation

        In January 2015, Ventas, Inc. ("Ventas") completed its acquisition of the Acquired Skilled Nursing Portfolio (the "Portfolio"), comprised of 12 skilled nursing facilities to be leased to a third-party operator under a triple-net lease arrangement. Prior to the acquisition date, these properties were leased from a different landlord under separate triple-net leases that were terminated at the acquisition date. These skilled nursing facilities are intended to be carved out and spun off into an independent, publicly traded company, Care Capital Properties, Inc. ("SpinCo").

        The Combined Statement of Revenue relates to the rental operations of the Portfolio's properties and was prepared for the purpose of SpinCo complying with the rules and regulations of the Securities and Exchange Commission, including Rule 3-14 of Regulation S-X. Accordingly, the accompanying Combined Statement of Revenue has been prepared using the accrual method of accounting. Certain expenses which may not be in the proposed future operations of the Portfolio, such as depreciation, amortization, income taxes, certain mortgage interest expense and entity expenses are not reflected in the Combined Statement of Revenue in accordance with Rule 3-14 of Regulation S-X.

        The Combined Statement of Revenue is being presented for the most recent year available instead of the three most recent years based on the following factors: (1) the Portfolio was acquired from an unaffiliated party; and (2) management of the Portfolio is not aware of any material factors related to the Portfolio that would cause this financial information not to be indicative of future operating results.

2. Revenue Recognition

        The Portfolio's rental income consists of rent received from the tenants in its skilled nursing facilities. All of the Portfolio's leases are "triple-net" leases, which require the tenants to generally pay all property-related expenses, and therefore these expenses are not included in the accompanying Combined Statement of Revenue in accordance with ASC 605, Revenue Recognition. The Portfolio's leases provide for periodic increases in base rent. Certain leases provide for rent escalations that are contingent and therefore rental income is not recognized on a straight-line basis over the initial terms of the respective leases. Other leases provide for fixed rent escalations during the initial term of the lease and such escalations are recognized on a straight-line basis over the initial term of the lease.

3. Subsequent Events

        Subsequent events were evaluated through April 23, 2015, the date on which the Combined Statement of Revenue was issued.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2015 and
the Year Ended December 31, 2014

        Care Capital Properties, Inc. (together with its subsidiaries, unless otherwise indicated or except where the context otherwise requires, "CCP", "we", "us" or "our") is a recently formed Delaware corporation that was created to hold the post-acute/skilled nursing facility ("SNF") portfolio of Ventas, Inc. ("Ventas") and its subsidiaries operated by regional and local care providers (the "CCP Business").

        Effective as of 11:59 p.m. on August 17, 2015, Ventas completed its spin-off of the CCP Business by distributing one share of CCP common stock for every four shares of Ventas common stock held as of the close of business on August 10, 2015. As a result, we began operating as an independent public company and our common stock commenced trading on the NYSE under the symbol "CCP" as of August 18, 2015.

        Prior to our separation from Ventas, CCP was a wholly owned subsidiary of Ventas. Prior to or concurrently with the separation, Ventas engaged in certain reorganization transactions that were designed to consolidate the ownership of its interests in 355 properties and certain loans receivable that comprise the CCP Business and transfer such interests to us. For periods prior to the separation, references to "we", "us" or "our" refer to the CCP Business after giving effect to the transfer of the assets and liabilities from Ventas in connection with the separation.

        The following unaudited pro forma condensed combined consolidated financial statements for the nine months ended September 30, 2015 and the year ended December 31, 2014 have been derived from the historical combined consolidated financial statements included in CCP's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 and the Information Statement dated July 31, 2015 included as Exhibit 99.1 to CCP's Current Report on Form 8-K furnished to the SEC on August 5, 2015.

        The following unaudited pro forma condensed combined consolidated financial statements give effect to the separation of the CCP Business, the separation-related transactions and certain acquisitions, including:

  •
  the impact of certain assets that were either (i) included in the historical assets and liabilities of the CCP Business and not transferred to us as part of the separation or (ii) not included in the historical assets and liabilities of the CCP Business and were transferred to us as part of the separation;

  •
  the acquisition by Ventas in January 2015 of 20 properties from American Realty Capital Healthcare Trust, Inc. ("HCT") as well as an additional 12 SNFs that were transferred to us as part of the separation;

  •
  the impact of our transition services agreement with Ventas;

  •
  the incurrence by us of approximately $1.4 billion of new indebtedness in connection with the separation, including the related transfer of approximately $1.3 billion of the proceeds thereof to Ventas, and the interest expense related thereto;

  •
  the distribution of approximately 83.1 million shares of our common stock by Ventas to Ventas stockholders, based on the distribution ratio of one share of our common stock for every four shares of Ventas common stock held on the record date;

  •
  our acquisition in August 2015 of a specialty healthcare and seniors housing valuation firm in exchange for 339,602 shares of our common stock; and

  •
  our acquisition in September 2015 of eight properties (seven SNFs and one campus with both skilled nursing and assisted living facilities), including the incurrence of $118 million of indebtedness under our revolving credit facility to fund a portion of the acquisition.

        The unaudited pro forma condensed combined consolidated statements of income presented for the nine months ended September 30, 2015 and the year ended December 31, 2014 assume the separation, the separation-related transactions and acquisitions occurred on January 1, 2014. The pro forma adjustments are based on currently available information and assumptions we believe are reasonable, factually supportable, directly attributable to our separation from Ventas separation-related transactions and acquisitions and for purposes of the statements of income, are expected to have a continuing impact on our business. The unaudited pro forma condensed combined consolidated financial statements and explanatory notes present how our financial statements may have appeared had the above transactions been completed as January 1, 2014.

        The following unaudited pro forma condensed combined consolidated financial statements were prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma condensed combined consolidated financial statements. The unaudited pro forma condensed combined consolidated financial statements are presented for illustrative purposes only and do not purport to reflect the results that we may achieve in future periods or the historical results that would have been obtained had the above transactions been completed on January 1, 2014. The unaudited pro forma condensed combined consolidated financial statements also do not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that have resulted or may result from the transactions described above.

        The unaudited pro forma condensed combined consolidated financial statements are derived from and should be read in conjunction with the historical combined consolidated financial statements and accompanying notes described above.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income

For the Nine Months Ended September 30, 2015

(In thousands, except per share amounts)

	Historical	Asset Transfer Adjustments (A)	2015 Acquisitions Adjustments (B)	Spin-Off Adjustments		Total Pro Forma
Revenues:
Rental income, net	$237,100	$721	$12,600	$—		$250,421
Income from investments in direct financing lease and loans	2,680	—	—	—		2,680
Real estate services fee income	763	—	4,472	—		5,235
Interest and other income	67	—	—	—		67

Total revenues	240,610	721	17,072	—		258,403
Expenses:
Interest	4,075	—	1,154	21,399	(C)	26,628
Depreciation and amortization	97,336	294	6,339	—		103,969
General, administrative and professional fees	21,499	73	4,537	(609)	(D)	25,500
Merger-related expenses and deal costs	4,746	—	—	—		4,746
Other	1,278	—	—	—		1,278

Total expenses	128,934	367	12,030	20,790		162,121

Income before income taxes, real estate dispositions and noncontrolling interests	111,676	354	5,042	(20,790)		96,282
Income tax expense	(1,024)	—	—	—		(1,024)
Gain on real estate dispositions	856	—	—	—		856

Net income (loss)	111,508	354	5,042	(20,790)		96,114
Net income attributable to noncontrolling interest	138	—	—	—		138

Net income (loss) attributable to CCP	$111,370

Net income attributable to CCP before nonrecurring charges directly attributable to the transactions		$354	$5,042	$(20,790)		$95,976

Net income attributable to CCP per common share
Basic	$1.33	N/A	N/A	N/A		$1.15
Diluted	$1.33	N/A	N/A	N/A		$1.15
Weighted average shares used in computing earnings per common share:
Basic	83,488	N/A	N/A	N/A		83,488
Diluted	83,558	N/A	N/A	N/A		83,558

See accompanying notes and management's assumptions to unaudited pro forma condensed combined consolidated financial statements.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income

For the Year Ended December 31, 2014

(In thousands, except per share amounts)

	Historical	Asset Transfer Adjustments (A)	2015 Acquisitions Adjustments (B)	Spin-Off Adjustments		Total Pro Forma
Revenues:
Rental income, net	$291,962	$3,805	$46,583	$—		$342,350
Income from investments in direct financing leases and loans	3,400	—	—	—		3,400
Real estate services fee income	—	—	6,951	—		6,951
Interest and other income	2	—	8	—		10

Total revenues	295,364	3,805	53,542	—		352,711
Expenses:
Interest	—	—	1,735	28,532	(C)	30,267
Depreciation and amortization	100,381	1,823	22,504	—		124,708
General, administrative and professional fees	22,412	276	6,924	4,388	(D)	34,000
Merger-related expenses and deal costs	1,547	—	—	—		1,547
Other	13,183	—	—	—		13,183

Total expenses	137,523	2,099	31,163	32,920		203,705

Income before real estate dispositions and noncontrolling interest	157,841	1,706	22,379	(32,920)		149,006
Loss on real estate dispositions	(61)	—	—	—		(61)

Net income (loss)	157,780	1,706	22,379	(32,920)		148,945
Net income attributable to noncontrolling interest	185	—	—	—		185

Net income (loss) attributable to CCP	$157,595	$1,706	$22,379	$(32,920)		$148,760

Net income attributable to CCP per common share
Basic	N/A	N/A	N/A	N/A		$1.78
Diluted	N/A	N/A	N/A	N/A		$1.78
Weighted average shares used in computing earnings per common share:
Basic	N/A	N/A	340	83,148	(E)	83,488
Diluted	N/A	N/A	340	83,218	(E)	83,558

See accompanying notes and management's assumptions to unaudited pro forma condensed combined consolidated financial statements.

Notes and Management's Assumptions to Unaudited Pro Forma Condensed Combined
Consolidated Financial Statements

NOTE 1—BASIS OF PRO FORMA PRESENTATION

        Care Capital Properties, Inc. (together with its subsidiaries, unless otherwise indicated or except where the context otherwise requires, "CCP", "we", "us" or "our") is a recently formed Delaware corporation that was created to hold the post-acute/skilled nursing facility ("SNF") portfolio of Ventas, Inc. ("Ventas") and its subsidiaries operated by regional and local care providers (the "CCP Business").

        Effective as of 11:59 p.m. on August 17, 2015, Ventas completed its spin-off of the CCP Business by distributing one share of CCP common stock for every four shares of Ventas common stock held as of the close of business on August 10, 2015. As a result, we began operating as an independent public company and our common stock commenced trading on the NYSE under the symbol "CCP" as of August 18, 2015.

        Prior to our separation from Ventas, CCP was a wholly owned subsidiary of Ventas. Prior to or concurrently with the separation, Ventas engaged in certain reorganization transactions that were designed to consolidate the ownership of its interests in 355 properties and certain loans receivable that comprise the CCP Business and transfer such interests to us. For periods prior to the separation, references to "we", "us" or "our" refer to the CCP Business after giving effect to the transfer of the assets and liabilities from Ventas in connection with the separation.

NOTE 2—ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME

(A)
Reflects certain historical revenues and expenses that were either (i) included in the historical operations of the CCP Business and not transferred to us or (ii) not included in the historical operations of the CCP Business and were transferred to us.

(B)
Adjustments reflect the effect on our historical combined consolidated statements of income of the transfer of an additional 32 assets acquired by Ventas in January 2015, our acquisition in August 2015 of a specialty healthcare and seniors housing valuation firm in exchange for 339,602 shares of our common stock and our acquisition in September 2015 of eight properties (seven SNFs and one campus with both skilled nursing and assisted living facilities), including the incurrence of $118 million of indebtedness under our revolving credit facility to fund a portion of the acquisition, as if those assets were transferred or acquired on January 1, 2014.

  Included in net real estate investments, which is the basis for determining depreciation and amortization expense for the respective periods, is the initial estimate of the fair values of land, land improvements, buildings, furniture and equipment and in-place lease intangibles relating to these assets, which remains subject to adjustment. Depreciation and amortization expense is recognized on a straight-line basis over the estimated useful lives of the assets. Buildings generally have a useful life not to exceed 35 years; land improvements, 15 years; and furniture and equipment, five years. In-place lease intangibles are amortized over the remaining life of the lease.

Notes and Management's Assumptions to Unaudited Pro Forma Condensed Combined
Consolidated Financial Statements (Continued)

NOTE 2—ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME (Continued)

  The following table summarizes the initial estimate of fair value and weighted average useful lives, by asset category, as well as the related depreciation and amortization expense for the periods presented.

			Depreciation and Amortization Expense (in thousands)
Asset Category	Initial Estimate of Fair Value (in thousands)	Weighted Average Estimate of Useful Lives (in years)	For the Nine Months Ended September 30, 2015	For the Year Ended December 31, 2014
Land	$27,584	N/A	$—	$—
Land improvements	10,534	13.1	632	842
Buildings and improvements	483,581	33.8	10,795	14,406
Furniture and equipment	32,121	5.0	4,468	5,958
In-place lease and other intangibles	12,984	12.5	973	1,298

Total	$566,804		$16,868	$22,504

(C)
Reflects the associated interest expense related to the incurrence of approximately $1.4 billion of new indebtedness at the time of the separation with a weighted average interest rate of approximately 1.8% per year, as well as amortization of the related debt issuance costs, resulting in an effective interest rate of 2.0%. If the interest rate on such indebtedness were to increase or decrease by 25 basis points, CCP's pro forma net income would increase or decrease by $3,567 and $2,675 for the year and nine-month period, respectively.

(D)
Reflects the adjustment to arrive at our estimated general, administrative and professional fees for the period, inclusive of the general, administrative and professional fees for our specialty valuation firm.

(E)
Reflects the distribution of all of the outstanding shares of our common stock owned by Ventas on the basis of one share of our common stock for every four shares of Ventas common stock held as of the close of business on the record date.

Notes and Management's Assumptions to Unaudited Pro Forma Condensed Combined
Consolidated Financial Statements (Continued)

NOTE 3—FUNDS FROM OPERATIONS AND NORMALIZED FUNDS FROM OPERATIONS

        Our historical and pro forma funds from operations ("FFO") and normalized FFO for the nine months ended September 30, 2015 are summarized as follows (in thousands):

	CCP Historical	Asset Transfer Adjustments	2015 Acquisitions Adjustments	Spin-Off Adjustments		Total Pro Forma
Net income attributable to CCP	$111,370	$354	$5,042	$(20,790)		$95,976
Adjustments:
Real estate depreciation and amortization	97,015	294	5,933	—		103,242
Real estate depreciation related to noncontrolling interest	(202)	—	—	—		(202)
Gain on real estate dispositions	(856)	—	—	—		(856)

FFO attributable to CCP	207,327	648	10,975	(20,790)		198,160
Adjustments:
Income tax expense	1,024	—	—	—		1,024
Stock-based compensation expense associated with spin-related conversion of awards	542	—	—	(542	)*	—
Transition services fee expense	293	—	—	(293	)*	—
Merger-related expenses and deal costs	4,746	—	—	—		4,746
Initial debt rating agency costs	477	—	—	(477	)*	—
Amortization of other intangibles	89	—	—	—		89

Normalized FFO attributable to CCP	$214,498	$648	$10,975	$(22,102)		$204,019

*
These amounts relate to nonrecurring charges that were directly attributable to the spin-off and were excluded from the pro forma adjustments.

Notes and Management's Assumptions to Unaudited Pro Forma Condensed Combined
Consolidated Financial Statements (Continued)

NOTE 3—FUNDS FROM OPERATIONS AND NORMALIZED FUNDS FROM OPERATIONS (Continued)

        Our pro forma FFO and normalized FFO per diluted share outstanding for the nine months ended September 30, 2015 follows (in thousands, except per share amounts)(1):

Total Pro Forma
Net income attributable to CCP	$1.15
Adjustments:
Real estate depreciation and amortization	1.24
Real estate depreciation related to noncontrolling interest	0.00
Gain on real estate dispositions	(0.01)

FFO attributable to CCP	2.37
Adjustments:
Income tax expense	0.01
Stock-based compensation expense associated with spin-related conversion of awards	0.00
Transition services fee expense	0.00
Merger-related expenses and deal costs	0.06
Initial debt rating agency costs	0.00
Amortization of other intangibles	0.00

Normalized FFO attributable to CCP	$2.44

Dilutive shares outstanding used in computing FFO and normalized FFO per common share	83,558

(1)
Per share amounts may not add due to rounding.

        Our historical and pro forma FFO and normalized FFO for the year ended December 31, 2014 are summarized as follows (in thousands):

	CCP Historical	Asset Transfer Adjustments	2015 Acquisitions Adjustments	Spin-Off Adjustments	Total Pro Forma
Net income attributable to CCP	$157,595	$1,706	$22,379	$(32,920)	$148,760
Adjustments:
Real estate depreciation and amortization	99,968	1,823	21,855	—	123,646
Real estate depreciation related to noncontrolling interest	(427)	—	—	—	(427)
Loss on real estate dispositions	61	—	—	—	61

FFO attributable to CCP	257,197	3,529	44,234	(32,920)	272,040
Adjustments:
Merger-related expenses and deal costs	1,547	—	—	—	1,547

Normalized FFO attributable to CCP	$258,744	$3,529	$44,234	$(32,920)	$273,587

Notes and Management's Assumptions to Unaudited Pro Forma Condensed Combined
Consolidated Financial Statements (Continued)

NOTE 3—FUNDS FROM OPERATIONS AND NORMALIZED FUNDS FROM OPERATIONS (Continued)

        Our pro forma FFO and normalized FFO per diluted share outstanding for the year ended December 31, 2014 follows (in thousands, except per share amounts)(1):

Total Pro Forma
Net income attributable to CCP	$1.78
Adjustments:
Real estate depreciation and amortization	1.48
Real estate depreciation related to noncontrolling interest	(0.01)
Loss on real estate dispositions	0.00

FFO attributable to CCP	3.26
Adjustments:
Merger-related expenses and deal costs	0.02

Normalized FFO attributable to CCP	$3.27

Dilutive shares outstanding used in computing FFO and normalized FFO per common share	83,558

(1)
Per share amounts may not add due to rounding.

        Unaudited pro forma FFO and normalized FFO are presented herein for informational purposes only and are based on available information and assumptions that we believe to be reasonable; however, they are not necessarily indicative of what our FFO or normalized FFO actually would have been had we completed the above transactions as of January 1, 2014.

        Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. However, since real estate values historically have risen or fallen with market conditions, many industry investors deem presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For that reason, we consider FFO and normalized FFO to be appropriate measures of operating performance of an equity REIT. In particular, we believe that normalized FFO is useful because it allows investors, analysts and our management to compare our operating performance to the operating performance of other real estate companies and between periods on a consistent basis without having to account for differences caused by unanticipated items and other events such as transactions.

        We use the National Association of Real Estate Investment Trusts ("NAREIT") definition of FFO. NAREIT defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property and impairment write-downs of depreciable real estate, plus real estate depreciation and amortization, and after adjustments for joint ventures. Adjustments for joint ventures will be calculated to reflect FFO on the same basis. We define normalized FFO as FFO excluding income taxes, stock-based compensation expense associated with the spin-related conversion of awards, transition services fee expense, merger-related expenses and deal costs, initial debt rating agency costs and amortization of other intangibles (which may be recurring in nature).

Independent Auditor's Report

Board of Directors
Senior Care Centers, LLC
Dallas, Texas

        We have audited the accompanying consolidated financial statements of Senior Care Centers, LLC (the "Company"), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations, members' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Senior Care Centers, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Springfield, Missouri
April 14, 2015

Senior Care Centers, LLC

Consolidated Balance Sheets

December 31, 2014 and 2013

	2014	2013
Assets
Current Assets
Cash	$7,903,135	$3,986,429
Restricted deposits and funded reserves—current	6,952,638	5,222,673
Patient accounts receivable, net of allowance; 2014—$8,022,000, 2013—$3,503,000	46,219,435	30,968,466
Management fees receivable, net of allowance; 2014—$0, 2013—$230,000	6,579,648	291,053
Patient accounts receivable, rehab, net of allowance; 2014—$906,000, 2013—$826,000	8,286,896	3,267,102
Accounts receivable, other	367,797	402,867
Prepaid expenses and other	3,540,924	2,242,234

Total current assets	79,850,473	46,380,824

Restricted Deposits and Funded Reserves	1,996,001	1,388,681

Investment in Affiliates	2,420,770	3,087,112

Property and Equipment, Net of Accumulated Depreciation	8,029,506	6,446,526

Other Assets
Deferred financing costs	84,156	182,025
Lease and other deposits	2,597,399	2,443,953
Goodwill	4,248,767	—
Leasehold acquisition costs	2,800,000	—

	9,730,322	2,625,978

Total assets	$102,027,072	$59,929,121

Liabilities and Members' Equity
Current Liabilities
Current maturities of long-term debt	$1,498,372	$13,368,332
Accounts payable	15,868,793	7,738,334
Accrued salaries, payroll taxes and compensated absences	16,421,891	8,138,219
Other accrued expenses	18,585,754	9,376,850
Tenant deposits	15,276	18,185

Total current liabilities	52,390,086	38,639,920
Long-Term Debt	21,744,126	4,086,690
Accrued Facility Rent	17,202,652	13,952,443

Total liabilities	91,336,864	56,679,053

Members' Equity
Total Senior Care Centers, LLC members' equity	5,120,261	3,250,068
Noncontrolling interest	5,569,947	—

Total members' equity	10,690,208	3,250,068

Total liabilities and members' equity	$102,027,072	$59,929,121

See Notes to Consolidated Financial Statements

Senior Care Centers, LLC

Consolidated Statements of Operations

Years Ended December 31, 2014 and 2013

	2014	2013
Net Patient Service Revenue	$383,682,405	$270,204,861
Management Fees	11,124,625	821,490
Other Revenue	1,658,261	1,220,899

Total revenue	396,465,291	272,247,250

Expenses
Professional services	202,659,370	139,164,437
Dietary services	22,374,644	16,342,704
General services	30,363,870	21,474,805
Administrative services	56,153,351	37,806,496
Provision for uncollectible accounts	9,323,399	5,939,138
Facility rent	58,880,013	47,679,231
Interest	1,726,788	1,574,769
Depreciation and amortization	2,547,011	2,325,505
Start-up costs	2,561,648	1,975,600
Accrued facility rent	3,085,436	2,859,702

Total expenses	389,675,530	277,142,387

Income (Loss) Before Equity in Net Loss of Affiliates	6,789,761	(4,895,137)
Equity in Net Loss of Affiliates	(531,046)	(59,933)

Net Income (Loss)	$6,258,715	$(4,955,070)

Amounts Attributable to Noncontrolling Interest
Net income (loss)	$6,258,715	$(4,955,070)
Less: net income attributable to the noncontrolling interest	(1,321,180)	—

Net income (loss) attributable to Senior Care Centers, LLC	$4,937,535	$(4,955,070)

See Notes to Consolidated Financial Statements

Senior Care Centers, LLC

Consolidated Statements of Members' Equity

Years Ended December 31, 2014 and 2013

	Senior Care Centers, LLC Members' Equity	Noncontrolling Interest	Total
Members' Equity, January 1, 2013	$9,769,721	$—	$9,769,721
Distributions	(1,564,583)	—	(1,564,583)
Net loss	(4,955,070)	—	(4,955,070)

Members' Equity, December 31, 2013	3,250,068	—	3,250,068
Contributions	—	4,248,767	4,248,767
Distributions	(3,067,342)	—	(3,067,342)
Net income	4,937,535	1,321,180	6,258,715

Members' Equity, December 31, 2014	$5,120,261	$5,569,947	$10,690,208

See Notes to Consolidated Financial Statements

Senior Care Centers, LLC

Consolidated Statements of Cash Flows

Years Ended December 31, 2014 and 2013

	2014	2013
Operating Activities
Net income (loss) before attribution of noncontrolling interest	$6,258,715	$(4,955,070)
Net income attributable to noncontrolling interest	(1,321,180)	—

Net income (loss) attributable to Senior Care Centers, LLC	4,937,535	(4,955,070)
Items not requiring cash
Depreciation and amortization	2,547,011	2,325,505
Accrued facility rent	3,085,436	2,859,702
Losses of affiliates	531,046	59,933
Changes in
Accounts receivable (patient, rehab and other)	(20,235,693)	(1,743,068)
Management fees receivable	(6,288,595)	1,617,286
Prepaid expenses and other	(1,298,690)	176,975
Accounts payable and accrued expenses	25,600,498	3,903,003
Tenant deposits	(2,909)	(12,950)
Noncontrolling interest	1,321,180	—

Net cash provided by operating activities	10,196,819	4,231,316

Investing Activities
Net payments to restricted deposits and funded reserves	(2,337,285)	(1,932,141)
Purchase of property and equipment	(3,467,353)	(2,499,828)
Distributions received from affiliates	300,070	359,385
Payment of leasehold acquisition costs	(3,000,000)	—
Payment of lease and other deposits	(153,446)	(257,475)

Net cash used in investing activities	(8,658,014)	(4,330,059)

Financing Activities
Proceeds from issuance of long-term debt	14,045,000	10,000,000
Principal payments on long-term debt	(8,244,717)	(6,826,175)
Principal payments on capital lease obligations	(231,335)	(237,968)
Payment of financing costs	(123,705)	(208,787)
Distributions paid to members	(3,067,342)	(1,564,583)

Net cash provided by financing activities	2,377,901	1,162,487

Increase in Cash	3,916,706	1,063,744
Cash, Beginning of Year	3,986,429	2,922,685

Cash, End of Year	$7,903,135	$3,986,429

Supplemental Cash Flows Information
Accounts payable incurred for property and equipment	$145,169	$122,632
Interest paid	$1,743,695	$1,712,276
Capital lease obligations incurred for property and equipment	$218,528	$322,198
Noncontrolling interest granted in business combination	$4,248,767	$—

See Notes to Consolidated Financial Statements

Senior Care Centers, LLC

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

        Senior Care Centers, LLC (the "Company") started operations in 2009. At December 31, 2014, the Company operated forty-two skilled nursing facilities, three assisted living facilities, one rehabilitation therapy company, management companies, two investment companies, a contract medical staff company and one parent company, which are located in Texas. The skilled nursing facilities have a total of 5,361 beds and the assisted living facilities have 226 beds. All of the skilled nursing facilities are Medicaid and Medicare certified.

        Senior Care Center Management, LLC is the management company for all of the operations of the companies included in the consolidated financial statements. Senior Care Center Management, LLC also managed the operations of twenty-nine skilled nursing facilities and eight assisted living facilities during 2014.

        The Company executed a transaction effective January 1, 2014, that significantly impacted the operating structure of the Company. The Company entered into operations transfer agreements to assume the operations of ten additional skilled nursing and one assisted living facility. The Company established new legal entities included in SCC Granite Trisun Portfolios #1, #2 and #4 which are wholly owned subsidiaries of Senior Care Centers, LLC and will be managed by Senior Care Center Management, LLC. The Company paid $3,000,000 to the previous lessors of the SCC Granite Trisun Portfolios as consideration for terminating the previous leases on the properties. See further discussion of leasehold acquisition costs in Note 1. The Company entered into three operating leases under similar terms with a related party lessor, for the skilled nursing buildings and assisted living facility of the new operating portfolios. See further discussion of the leasing arrangements in Note 10. The Company entered into an agreement to combine the operations of Senior Rehab Solutions, LLC with another therapy provider. After the transaction, the Company will retain an 85% ownership interest in the surviving company and the other for-profit provider will retain a 15% minority ownership. This business combination is further described in Note 13. Senior Care Center Management, LLC entered into a master management agreement to manage an additional 29 skilled nursing facilities and 8 assisted living facilities. See further discussion of management fees included in Note 1.

Principles of Consolidation

        The consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, as follows:

  Senior Care Centers, LLC (parent company)
  SCC Senior Care Investments, LLC
  Senior Care Centers Home Health, LLC
  Senior Care Center Management, LLC
  Senior Care Center Management II, LLC
  Canopy Medical Staffing, LLC
  Senior Rehab Solutions, LLC

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 1: Nature of Operations and Summary of Significant Accounting Policies (Continued)

Skilled nursing and assisted living operating companies—operations effective May 1, 2009 (SCC Granite Portfolio #1)

  RW SCC LLC d/b/a Rockwall Nursing Care Center
  Fairpark SCC LLC d/b/a Senior Care Health and Rehabilitation Center—Dallas
  Crestwood SCC LLC d/b/a Free State Crestwood
  Rowlett SCC LLC d/b/a Rowlett Health and Rehabilitation Center
  HG SCC LLC d/b/a Honey Grove Nursing Center
  Mullican SCC LLC d/b/a Mullican Care Center
  Lakepointe SCC LLC d/b/a Senior Care at Lake Pointe
  Beltline SCC LLC d/b/a Senior Care Beltline
  Whitesboro SCC LLC d/b/a Whitesboro Health and Rehabilitation Center
  Pleasantmanor SCC LLC d/b/a Pleasant Manor Health and Rehabilitation Center
  Vintage SCC LLC d/b/a Vintage Health Care Center
  Brinker SCC LLC d/b/a Senior Care Health and Rehabilitation Center—Denton

Skilled nursing and assisted living operating companies—operations effective December 1, 2009 (SCC Granite Portfolio #2)

  Park Bend SCC LLC d/b/a Park Bend SN Health Center
  Stonebridge SCC LLC d/b/a Stonebridge SN Health Center
  Hearthstone SCC LLC d/b/a Hearthstone SN Health Center
  Sagebrook SCC LLC d/b/a Sagebrook SN Health Center

Skilled nursing operating companies—operations effective July 1, 2010 (SCC NHP Portfolio #1)

  Hill Country SCC LLC d/b/a Hill Country Care
  Jacksonville SCC LLC d/b/a Senior Care of Jacksonville
  Midland SCC LLC d/b/a Senior Care of Midland
  Pecan Tree SCC LLC d/b/a Pecan Tree Rehab and Healthcare Center
  San Angelo SCC LLC d/b/a Senior Care of San Angelo

Skilled nursing operating companies—operations effective December 1, 2010 (SCC LTC Portfolio #1)

  Mission SCC LLC d/b/a Mission Nursing and Rehabilitation Center
  Community SCC LLC d/b/a Senior Care at Stephenville
  Hewitt SCC LLC d/b/a Senior Care of Hewitt
  Red Oak SCC LLC d/b/a Red Oak Health and Rehabilitation Center   (purchased from SCC Granite Portfolio #1 effective March 23, 2012)
  Brownwood SCC LLC d/b/a Senior Care of Brownwood (  operations effective July 2, 2012)
  Stallings Court SCC LLC d/b/a Senior Care of Stallings Court (  purchased from SCC Meridian
  Portfolio #2 effective August 27, 2013)  Green Oaks SCC LLC d/b/a Senior Care of Green Oaks (purchased from SCC Meridian Portfolio #2 effective August 27, 2013)
  Crowley SCC LLC d/b/a Senior Care of Crowley (  purchased from SCC Meridian Portfolio #2 effective August 27, 2013)

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 1: Nature of Operations and Summary of Significant Accounting Policies (Continued)

  Harbor Lakes SCC LLC d/b/a Senior Care of Harbor Lakes (purchased from SCC Meridian Portfolio #2 effective August 27, 2013)

Skilled nursing operating companies—operations effective January 1, 2011 (SCC Sabra Portfolio #1)

  Onion Creek SCC LLC d/b/a Senior Care of Onion Creek

Skilled nursing operating company—operations effective July 22, 2013 (SCC Hidalgo Portfolio #1)

  SCC Edinburg LLC d/b/a Senior Care of Edinburg

Skilled nursing operating companies—operations effective January 1, 2014 (SCC Granite Trisun Portfolio #1)

  Corpus Christi SCC LLC d/b/a Senior Care of Corpus Christi
  Round Rock SCC LLC d/b/a Trinity Care Center

Skilled nursing operating companies—operations effective January 1, 2014 (SCC Granite Trisun Portfolio #2)

  Marlandwood East SCC LLC d/b/a Senior Care of Marlandwood East
  Western Hills SCC LLC d/b/a Senior Care of Western Hills
  Weston Inn SCC LLC d/b/a Senior Care of Weston Inn

Skilled nursing operating companies—operations effective January 1, 2014 (SCC Granite Trisun Portfolio #4)

  Marlandwood West SCC LLC d/b/a Senior Care of Marlandwood West
  Meadow Creek SCC LLC d/b/a Senior Care of Meadow Creek
  Summer Regency SCC LLC d/b/a Regency House
  Windcrest SCC LLC d/b/a Senior Care of Windcrest
  Wurzbach SCC LLC d/b/a Senior Care of Wurzbach

All significant intercompany accounts and transactions have been eliminated in consolidation.

Limited Liability Company

        The Company operates as a limited liability company. Generally, the liability of the members is limited to their member contributions, with certain exceptions and limitations for some unit holder classes. The rights, preferences and privileges of members vary by type of unit class.

Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 1: Nature of Operations and Summary of Significant Accounting Policies (Continued)

Restricted Deposits and Funded Reserves

        The Company is required by its operating lease agreements to deposit funds into capital expenditures reserve accounts monthly. The annual capital reserve requirement for each facility included in the SCC Granite Portfolio #1 is $550 multiplied by the aggregate number of beds with a potential increase to $600 per bed beginning in the sixth lease year. The annual capital reserve requirement for each facility included in the SCC Granite Portfolio #2 is $42,000 multiplied by the number of facilities in the portfolio. The annual capital reserve requirement for SCC NHP Portfolio #1 is based on a graduated rate scale ranging from $205-$875 per bed based on the bed size and age of the facility. The annual maintenance and repair requirement for SCC LTC Portfolio #1 is $400 per licensed bed. The annual replacement reserve for SCC Sabra Portfolio #1 is $350 per licensed bed. The annual maintenance and repair requirement for SCC Hidalgo Portfolio #1 is $350 per licensed bed. The annual maintenance and repair requirement for the SCC Granite Trisun Portfolios is $550 per licensed bed. The aggregate annual reserve requirement for all portfolios ranges from approximately $2,570,000 to $2,950,000. The Company can request reimbursement from the lessors for capital expenditures made to maintain the leased premises.

        The Company also deposits funds for property taxes and property insurance. The Company requests reimbursement upon the payment of insurance premiums. Restricted deposits and funded reserves expected to be used within the next year have been included with current assets on the consolidated balance sheets. All deposits and reserves are held by the lessors.

Property Taxes

        The Company deposits funds with the lessors monthly for property taxes. The Company recorded property tax expense of approximately $3,850,000 and $2,885,000 for the years ended December 31, 2014 and 2013, respectively.

Cash

        The Company's cash accounts include zero balance accounts for each entity that sweep into a master account each day. At December 31, 2014, the Company's cash accounts exceeded federally insured limits by $10,867,000 due to the concentration of funds in the master account.

Patient Accounts Receivable

        The Company reports patient accounts receivable for services rendered at net realizable amounts from third-party payers, residents and others. The Company provides an allowance for uncollectible accounts based upon a review of outstanding receivables, historical collection information and existing economic conditions. As a service to the residents, the Company bills third-party payers directly and bills the resident when the resident's liability is determined. Patient accounts receivable are due in full when billed. Accounts are considered delinquent and subsequently written off as bad debts based on individual credit evaluation and specific circumstances of the account.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 1: Nature of Operations and Summary of Significant Accounting Policies (Continued)

Investment in Affiliates

        SCC Senior Care Investments, LLC has a 6.82% ownership in NHP SCC LLC, which is reported on the equity method of accounting.

        Senior Care Centers Home Health, LLC has a 50% ownership interest in Senior Care Consultants at Home, Ltd. that is reported on the equity method of accounting.

Property and Equipment

        Property and equipment acquisitions are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is charged to expense on the straight-line method over the estimated useful life of each asset. Assets under capital lease obligations and leasehold improvements are amortized over the shorter of the lease term or their respective estimated useful lives.

Long-Lived Asset Impairment

        The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

        No asset impairment was recognized during the years ended December 31, 2014 and 2013.

Deferred Financing Costs

        Costs directly associated with acquiring long-term debt are capitalized and amortized to expense over the term of the related debt.

Goodwill

        Goodwill is evaluated annually for impairment or more frequently if impairment indicators are present. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the consolidated financial statements.

Leasehold Acquisition Costs

        In January 2014, the Company paid $3,000,000 to the previous lessors of the SCC Granite Trisun Portfolios as consideration for terminating the previous leases on the properties. The Company paid the stated amount with a combination of a cash payment, a short-term promissory note and a management fee credit. Leasehold acquisition costs are being amortized on the straight-line basis over the lease term of 15 years.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 1: Nature of Operations and Summary of Significant Accounting Policies (Continued)

Net Patient Service Revenue

        The Company has agreements with third-party payers that provide for payments to the Company at amounts different from their established rates. Net patient service revenue is reported at the estimated net realizable amounts from residents, third-party payers and others for services rendered and includes estimated retroactive revenue adjustments. Retroactive adjustments are considered in the recognition of revenue on an estimated basis in the period the related services are rendered and such estimated amounts are revised in future periods as adjustments become known.

Management Fees

        Senior Care Center Management, LLC is the management company for all of the entities included in the consolidated financial statements and for unrelated entities not included in the consolidated financial statements.

        Senior Care Center Management, LLC entered into a master management agreement to manage 29 skilled nursing facilities and 8 assisted living facilities, effective January 1, 2014. Senior Care Center Management, LLC receives management fees based on a percentage of gross revenues, and has the potential to receive additional management fees based on the financial performance of the managed facilities. The Company has a purchase option right if it so elects and if certain conditions are met, to purchase the limited liability company membership interest in the managed facilities at a stated price. The Company's right to exercise the purchase option expired on March 31, 2015. See further discussion of the Company's election to execute the purchase option subsequent to year end in Note 16. In addition, Senior Care Center Management, LLC had an existing management agreement for three skilled nursing facilities and one assisted living facility, which expired in September 2013.

        Senior Care Center Management, LLC recognizes management fee revenue in accordance with its management agreements as services are rendered. Intercompany management fees have been eliminated in consolidation. Management fees receivable includes amounts due for management fees and for expenses to be reimbursed. The Company provides an allowance for uncollectible management fees based upon a review of outstanding receivables.

        The Company is also responsible for all employee obligations of the managed facilities. The employee salary and benefit expenses are paid directly through a separate wholly owned subsidiary Senior Care Center Management II, LLC, which is included in the consolidated financial statements. The Company receives reimbursement for all the managed facilities salaries and benefits paid from the unrelated entities which are not included in the consolidated financial statements. Management fee revenues are net of direct pass-through costs, primarily consisting of payroll wages, taxes and related benefits of $93,701,943 and $6,294,635 for the years ended December 31, 2014 and 2013, respectively.

Rehabilitation Therapy Services

        Senior Rehab Solutions, LLC provides contract rehabilitation therapy services to related skilled nursing facilities included in the consolidated financial statements and to unrelated skilled nursing facilities and managed skilled nursing facilities not included in the consolidated financial statements. Intercompany therapy services have been eliminated in consolidation. The Company provides an allowance for uncollectible accounts based upon a review of outstanding receivables.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 1: Nature of Operations and Summary of Significant Accounting Policies (Continued)

        Effective January 1, 2014, the Company entered into an agreement to combine the operations of Senior Rehab Solutions, LLC with another therapy provider. This transaction is more fully described in Note 13.

Income Taxes

        The Company is a limited liability company, which is a disregarded entity for income tax purposes. Therefore, taxable income or loss is reported to the members for inclusion in their tax returns and transactions between the Company and its members are disregarded for tax purposes. No provision for federal income taxes is included in these statements. Senior Care Centers, LLC (parent company) is a single member of each of the remaining LLC entities included in these consolidated financial statements, except for Senior Rehab Solutions, LLC, which effective January 1, 2014, the Company owned 85% after the business combination more fully described in Note 13. With a few exceptions, the Company is no longer subject to U.S. federal, state and local on non-U.S. income tax examinations by tax authorities for years before 2011.

Professional Liability Claims

        The Company recognizes an accrual for claim liabilities based on estimated ultimate losses and costs associated with settling claims and a receivable to reflect the estimated insurance recoveries, if any. Professional liability claims are described more fully in Note 6.

Members' Equity

        During 2013, the Company granted nonqualified options to purchase up to two million membership units of the Company, pursuant to the 2009 Option Plan Agreement to members of the Board of Directors. The options vest over a four-year period and expire at the earlier of the termination of the services of the option holder or the 10th anniversary of the grant date. The total compensation expense related to these options to be recognized over the four-year vesting period was approximately $220,000 determined using the Black-Scholes model. During 2014, two members of the Board of Directors that were granted options to purchase up to 1.5 million membership units terminated their services, so these options will not fully vest.

Reclassifications

        Certain reclassifications have been made to the 2013 consolidated financial statements to conform to the 2014 consolidated financial statement presentation. These reclassifications had no effect on net income.

Note 2: Net Patient Service Revenue

        The Company has agreements with third-party payers that provide for payments to the Company at amounts different from its established rates. The payment arrangements include:

        Medicare.    The Company is paid under a prospective payment system for Medicare Part A services. Under the prospective payment system there is no additional settlement on the difference between the interim per diem rates paid and actual costs. The Company is paid on a fee schedule basis

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 2: Net Patient Service Revenue (Continued)

for Medicare Part B therapy services. There will be no additional settlement on the difference between payments received and actual costs for Part B therapy services.

        Medicaid.    The Company is reimbursed for services rendered to Title XIX Medicaid patients primarily on the basis of a flat rate per patient day based on the level of medical care provided to the patient.

        Approximately 69% and 73% of net patient service revenue are from participation in the Medicare and state-sponsored Medicaid programs for the years ended December 31, 2014 and 2013, respectively.

        Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation and change. As a result, it is reasonably possible that recorded estimates will change materially in the near term.

        The Company has also entered into payment agreements with certain commercial insurance carriers, health maintenance organizations and preferred provider organizations. The basis for payment to the Company under these agreements includes discounts from established charges and prospectively determined daily rates.

Note 3: Concentration of Credit Risk

        The Company grants credit without collateral to its residents, most of whom are area residents and are insured under third-party payer agreements. The mix of receivables from residents and third-party payers at December 31, 2014 and 2013, is:

	2014	2013
Medicare	32%	29%
Medicaid	24%	30%
Private pay and other	44%	41%

	100%	100%

Note 4: Investment in Affiliates

        In December 2010, SCC Senior Care Investments, LLC became a 6.82% member in NHP SCC LLC, a Delaware limited liability company formed in May 2010. NHP SCC LLC leases buildings and certain real property to the operating companies included in SCC NHP Portfolio #1. As of December 31, 2014 and 2013, this real estate entity had total assets of $77,031,492 and $78,961,005, and total liabilities of $1,739,093 and $1,468,160, respectively. For the years ended December 31, 2014 and 2013, NHP SCC LLC had net income of $2,073,051 and $1,971,876, respectively. The Company's investment is reported on the equity method of accounting. Since, NHP SCC LLC derives all of its income from the Company, the equity interest income earned by the Company of $164,773 and $144,325 for years ended December 31, 2014 and 2013, respectively, has been included as a reduction of facility rent on the consolidated statements of operations.

        In 2012, Senior Care Centers Home Health, LLC purchased a 50% limited partnership interest in Senior Care Consultants at Home, Ltd., a Texas Limited Partnership, operating under the amended and

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 4: Investment in Affiliates (Continued)

restated agreement of limited partnership effective March 4, 2009. As of December 31, 2014, Senior Care Centers Home Health, LLC wrote off its 50% limited partnership interest due to declining operations. The Company's investment is reported on the equity method of accounting.

Note 5: Goodwill

        The changes in the carrying amount of goodwill for the year ended December 31, 2014, were:

Balance as of January 1	$—
Goodwill acquired during the year	4,248,767

Balance as of December 31	$4,248,767

        The goodwill recognized during 2014 was associated with the acquisition of a therapy company. This acquisition is described in Note 13.

Note 6: Professional Liability Claims

        The Company purchases professional liability insurance on a fixed premium basis under a claims-made policy. The Company has purchased umbrella insurance coverage for claims which may exceed coverage limits. Accounting principles generally accepted in the United States of America require a health care provider to accrue the expense of professional liability claims costs, if any, for any reported and unreported incidents of potential improper professional service occurring during the year by estimating the probable ultimate costs of the incidents. Losses from asserted and unasserted claims identified under the Company's incident reporting system are estimated based on industry trends as well as other considerations, including the nature of each claim or incident and relevant trend factors. It is reasonably possible that this estimate could change materially in the near term.

Note 7: Health Insurance

        The Company self-insures the health benefits provided to its employees under a group program. The program provides health benefits to the employees of the Company. The Company entered into a contract with a third-party administrator (TPA) to administer this program. The Company entered into a stop-loss insurance contract to protect assets against significant claims expense. Specific stop-loss insurance provides coverage on individual claims incurred in excess of $175,000 and $150,000 at December 31, 2014 and 2013, respectively. Aggregate stop-loss insurance provides coverage on aggregate claims based on a monthly factor and the number of covered units. Estimated amounts are remitted to the TPA periodically. Estimated costs are charged to income when incurred. It is reasonably possible that the Company's estimate of incurred costs could change materially in the near term.

Note 8: Workers' Compensation Insurance

        The Company is a nonsubscriber to the Texas workers' compensation insurance system, and has entered into a contract with TPA to administer this self-insured plan. The Company has accrued an estimated liability relating to unasserted workers' compensation claims. It is reasonably possible that the Company's estimate of losses could change by a material amount in the near term.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 9: Long-Term Debt

	2014	2013
Line of credit(A)—SCC Granite Portfolio #1	$1,853,741	$2,423,458
Line of credit(B)—SCC Granite Portfolio #2	2,430,413	1,585,413
Line of credit(C)—SCC NHP Portfolio #1	1,982,277	1,482,277
Line of credit(D)—Various Portfolios	8,951,566	6,401,566
Line of credit(E)—SCC Granite Trisun Portfolios	4,350,000	—
Notes payable(F)	3,125,000	5,000,000
Capital lease obligations(G)	549,501	562,308

	23,242,498	17,455,022
Less current maturities	1,498,372	13,368,332

	$21,744,126	$4,086,690

(A)
In December 2009, SCC Granite Portfolio #1 entered into a $7,500,000 revolving line of credit with The PrivateBank and Trust Company. In December 2013, the line was extended through December 31, 2016, and the amount was amended to $5,500,000. In March 2014, the amount was amended to $5,000,000. The line is collateralized by substantially all of the Company's assets. Monthly interest payments are based on the higher of either the base rate plus the applicable base rate margin, or LIBOR base rate plus applicable LIBOR margin (approximately 4.7% at December 31, 2014). The Company is required to pay a fee of 3.5% per annum on any outstanding letters of credit, up to $3,500,000 available, issued in connection with the revolving line. Letters of credit issued and outstanding as of December 31, 2014 and 2013, were $3,146,260 and $2,979,529, respectively. The line of credit requires compliance with certain restrictive covenants, which includes maintaining a fixed charge coverage ratio, and meeting minimum EBITDA requirements.

(B)
In December 2009, SCC Granite Portfolio #2 entered into a $2,500,000 revolving line of credit with The PrivateBank and Trust Company. In December 2013, the line was extended through December 31, 2016, and the amount was amended to $2,000,000. In March 2014, the amount was amended to $2,500,000. The line is collateralized by substantially all of the Company's assets. Monthly interest payments are based on the higher of either the base rate plus the applicable base rate margin, or LIBOR base rate plus applicable LIBOR margin (approximately 4.7% at December 31, 2014). The Company is required to pay a fee of 3.5% per annum on any outstanding letters of credit, up to $500,000 available, issued in connection with the revolving line. No letters of credit were issued as of December 31, 2014 and 2013. The line of credit requires compliance with certain restrictive covenants, which includes maintaining a fixed charge coverage ratio, and meeting minimum EBITDA requirements.

(C)
In November 2010, SCC NHP Portfolio #1 entered into a $2,500,000 revolving line of credit with The PrivateBank and Trust Company. In December 2013, the line was extended through December 31, 2016, and the amount was amended to $2,000,000. The line is collateralized by substantially all of the Company's assets. Monthly interest payments are based on the higher of either the base rate plus the applicable base rate margin, or LIBOR base rate plus applicable LIBOR margin (approximately 4.7% at December 31, 2014). The Company is required to pay a

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 9: Long-Term Debt (Continued)

  fee of 3.5% per annum on any outstanding letters of credit, up to $1,000,000 available, issued in connection with the revolving line. No letters of credit were issued as of December 31, 2014 and 2013. The line of credit requires compliance with certain restrictive covenants, which includes maintaining a fixed charge coverage ratio and meeting minimum EBITDA requirements. Subsequent to year end, the loan agreement was further amended as described in Note 16.

(D)
In April 2011, Mission SCC LLC and Community SCC LLC entered into a $2,500,000 revolving line of credit with The PrivateBank and Trust Company. In October 2011, the line was amended to include Hewitt SCC LLC, SCC Meridian Portfolio #2 and Senior Rehab Solutions, LLC and the revolving line of credit was increased to $7,000,000. In December 2013, the line was amended to include SCC Meridian Portfolio #2, Red Oak SCC LLC, Brownwood SCC LLC and SCC Hidalgo Portfolio #1, and was extended through December 31, 2016, and the amount was increased to $9,000,000. The line is collateralized by substantially all of the Company's assets. Monthly interest payments are based on the higher of either the base rate plus the applicable base rate margin or LIBOR base rate plus applicable LIBOR margin (approximately 4.7% at December 31, 2014). The Company is required to pay a fee of 3.5% per annum on any outstanding letters of credit, up to $1,000,000 available, issued in connection with the revolving line. No letters of credit were issued as of December 31, 2014 and 2013. The line of credit requires compliance with certain restrictive covenants, which includes maintaining a fixed charge coverage ratio, and meeting minimum EBITDA requirements.

(E)
In January 2014, SCC Granite Trisun Portfolios entered into a $12,000,000 revolving line of credit with The PrivateBank and Trust Company. The line decreased to $6,000,000 in September 2014, and expires in December 2016. The line is collateralized by substantially all of the Company's assets. Monthly interest payments are based on the higher of either the base rate plus the applicable base rate margin, or LIBOR base rate plus applicable LIBOR margin (approximately 5.25% at December 31, 2014). The Company is required to pay a fee of 3.5% per annum on any outstanding letters of credit, up to $2,000,000 available, issued in connection with the revolving line. The line of credit requires compliance with certain restricted covenants, which includes maintaining a fixed charge coverage ratio.

(F)
In July 2013, the Company executed a $5,000,000 unsecured promissory note offering and entered into a master loan agreement with various individual lenders. Beginning April 1, 2014, semiannual principal payments of $625,000 are due, with the final semiannual payment due on maturity on September 30, 2017. Monthly payments of interest on the unpaid principal balance are payable at a rate of 12%. The agreement requires compliance with certain restrictive covenants, including a quarterly debt service coverage ratio and aggregate indebtedness limitation.

(G)
The Company has entered into various capital leases for vehicles and furniture, with terms ranging from 36 months to 84 months, with interest rates ranging from 4.75% to 8.73%, expiring at various dates between 2014 through 2018.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 9: Long-Term Debt (Continued)

  Aggregate annual maturities of long-term debt and payments on capital leases at December 31, 2014, are:

2015	$1,498,372
2016	21,038,888
2017	700,914
2018	4,324

$23,242,498

Note 10: Leases

SCC Granite Portfolio #1—Effective May 1, 2009, Amended October 31, 2014

        The Company leases the skilled nursing and assisted living buildings from a related party lessor under operating leases with ten-year terms. The minimum rents payable by the Company increase 2% annually. The leases expire in April 2019, ten years from the commencement date of the respective leases. The leases require the Company to pay respective executory costs (property taxes, insurance, utilities and maintenance) in addition to the basic rent. The agreement also requires the Company to periodically submit operational and financial information to the lessor. The Company has granted the lessor a security interest in and a contractual lien upon all of the assets related to the operation of the property.

        On March 23, 2012, the skilled nursing facility leased by Red Oak SCC LLC was purchased by the owners of LTC Portfolio #1 from the owners of Granite Portfolio #1. In consideration for the termination of the original lease agreement, Red Oak SCC LLC is required to pay a rent differential to the owners of Granite Portfolio #1 through the effective date of the original lease. Red Oak SCC LLC will pay 28 quarterly payments of approximately $133,000, which is equal to 50% of the difference between the rent payable per the original agreement and the rent payable for the new lease agreement with the owners of LTC Portfolio #1. Quarterly payments began in July 2012 and will continue through April 2019.

        On March 31, 2014, the lessor obtained financing from the Department of Housing and Urban Development (HUD) for the Crestwood facility and an estoppel certificate and lease addendum were issued. The term of the lease was extended to expire in April 2029. The minimum rents payable by the Company increase 2% annually. The Company has granted the lender a security interest in all of the assets related to the operation of the property.

        On October 31, 2014, the remaining leases were amended, with the exception of the Crestwood facility that was amended in March 2014, extending the expiration date to October 2029. The minimum rents payable by the Company decrease at the beginning of lease years three, six and eleven by set dollar amounts. The leases require the Company to pay respective executory costs (property taxes, utilities and maintenance) in addition to the basic rent. The agreements also require the Company to periodically submit operational and financial information to the lessor and to meet certain financial covenants. The Company has provided a security deposit equal to two installments of minimum rent

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 10: Leases (Continued)

payable during the first lease year and has granted the lessor a security interest in and a contractual lien upon all of the assets related to the operation of the property.

SCC Granite Portfolio #2—Effective December 1, 2009

        The Company leases the skilled nursing buildings from a related party lessor under operating leases with ten-year terms. The minimum rents payable by the Company increase 2% annually. The leases expire in November 2019, ten years from the commencement date of the respective leases. The leases require the Company to pay respective executory costs (property taxes, insurance, utilities and maintenance) in addition to the basic rent. The agreement also requires the Company to periodically submit operational and financial information to the lessor. The Company has granted the lessor a security interest in and a contractual lien upon all of the assets related to the operation of the property.

SCC NHP Portfolio #1—Effective July 1, 2010

        The Company leases the skilled nursing buildings from a lessor under an operating lease with a fifteen-year term. The Company owns a minority interest in the lessor, as described in Note 4. The minimum rents payable by the Company increase 2.5% annually. The lease expires in June 2025, fifteen years from the commencement date of the lease. The lease requires the Company to pay respective executory costs (property taxes, insurance, utilities and maintenance) in addition to the basic rent. The agreement also requires the Company to periodically submit operational and financial information to the lessor and to meet certain financial covenants. During the first year of the lease, the Company is required to maintain a letter of credit in the amount equal to two months of minimum rent as a security deposit. During the remaining term of the lease, the security deposit (letter of credit) is required to be increased to an amount equal to three months minimum rent. The Company has granted the lessor a security interest in and a contractual lien upon all of the assets related to the operation of the property.

SCC LTC Portfolio #1—Effective December 1, 2010, Amended August 1, 2011, March 23, 2012, July 2, 2012, August 27, 2013

        The Company leases the skilled nursing buildings from a lessor under an operating lease with a fifteen-year term. The minimum rents payable by the Company increase 2.5% annually through the tenth year of the lease term, and then minimum rents increase 3.0% annually for the remaining term of the lease. The lease expires in July 2026. The lease requires the Company to pay respective executory costs (property taxes, insurance, utilities and maintenance) in addition to the basic rent. The agreement also requires the Company to periodically submit operational and financial information to the lessor, and to meet certain financial covenants. The Company is required to maintain a letter of credit in the amount equal to two months of minimum rent as a security deposit. The Company has granted the lessor a security interest in and a contractual lien upon all of the assets related to the operation of the property.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 10: Leases (Continued)

SCC Sabra Portfolio #1—Effective January 1, 2011, Amended November 1, 2014

        The Company leases the skilled nursing building from a lessor under an operating lease with a ten-year term. The minimum base rent payable by the Company starts to increase 2.0% annually beginning in the fourth year of the lease term. The Company is also obligated to pay monthly participation rent equal to a percentage of monthly earnings. The lease expires in December 2020. The lease requires the Company to pay respective executory costs (property taxes, insurance, utilities and maintenance) in addition to the basic rent. The agreement also requires the Company to periodically submit operational and financial information to the lessor, and to meet certain financial covenants. The Company has a purchase option during a certain period of the lease term. The Company is required to maintain a letter of credit in the amount of $240,000 as a security deposit. The Company has granted the lessor a security interest in and a contractual lien upon all of the assets related to the operation of the property.

        In October 2014, an estoppel certificate was issued to signify the exercise of an acquisition option by a third-party in the original lease agreement. The estoppel certificate extended the expiration date of the lease to October 2024. The minimum rent payable by the Company increases 2.75% annually. The Company is required to maintain a letter of credit in the amount of $240,000 as a security deposit. The Company has granted the lessor a security interest in and a contractual lien upon all of the assets related to the operation of the property.

SCC Hidalgo Portfolio #1—Effective July 22, 2013

        In June 2012, the Company entered into an operating lease with a lessor for a skilled nursing building with a fifteen-year term. The lease became effective on the date of occupancy which was July 22, 2013. The lease expires in August 2028. The minimum rents payable by the Company are fixed at stated amounts for the first four years, and beginning in the fifth lease year the base rent during the immediately preceding year will increase 2% annually. The lease requires the Company to pay respective executory costs (property taxes, insurance, utilities and maintenance) in addition to the basic rent. The agreement also requires the Company to periodically submit operational and financial information to the lessor, and to meet certain financial covenants. The Company is required to deposit in cash or maintain a letter of credit in the amount of $240,000 as a security deposit. The Company has granted the lessor a security interest in and a contractual lien upon all of the assets related to the operation of the property. The Company has the right to exercise a purchase option during the third year of the lease to purchase the building at a stated price if it so elects.

SCC Granite Trisun Portfolios #1, #2 and #4—Effective January 1, 2014

        The Company leases the skilled nursing and assisted living buildings from a related party lessor under operating leases with fifteen-year terms, expiring in December 2028. The minimum rents payable by the Company increase 2.0% annually. The leases require the Company to pay respective executory costs (property taxes, insurance, utilities and maintenance) in addition to the basic rent. The agreements also require the Company to periodically submit operational and financial information to the lessor and to meet certain financial covenants. The Company has made available a security deposit equal to two installments of minimum rent payable during the first lease year and has granted the

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 10: Leases (Continued)

lessor a security interest in and a contractual lien upon all of the assets related to the operation of the property.

Corporate Office Building—Effective November 1, 2009, Amended April 12, 2011, New Location Effective November 1, 2014

        In 2009, Senior Care Center Management, LLC entered into an operating lease for the initial premises of the corporate office building with a five-year term. In 2011, this lease was amended to include additional premises for the corporate office building for a five-year term. The amended lease for both the initial and additional premises of the corporate office building expires in December 2016.

        On November 1, 2014, the Company entered into an operating lease with a lessor for a new corporate office location with a nine-year term, expiring in November 2023. The agreement includes a rent abatement for the first lease year, and minimum rents payable at a fixed price for the second lease year that will increase approximately 3% annually thereafter. The lease requires the Company to pay respective executory costs (property taxes, electricity and maintenance) in addition to the basic rent. The Company is required to deposit a security deposit of $48,339.

        A portion of the operating lease for the initial premises of the corporate office building was canceled with an effective date of December 31, 2014. The remaining leased premises were subleased effective November 1, 2014.

        Lease expense recognized on the straight-line basis in excess of amounts paid is reflected as accrued facility rent on the Company's consolidated balance sheets.

        Deposits totaling $2,413,526 and $2,346,847 as of December 31, 2014 and 2013, respectively, had been made in connection with these leases.

        The information regarding rental expense on long-term operating leases is as follows:

	2014	2013
Minimum lease payments	$58,880,013	$47,679,231
Straight-line rent expense in excess of current payments	3,085,436	2,859,702

	$61,965,449	$50,538,933

        The Company entered into additional operating leases subsequent to year end, see further discussion of the lease terms in Note 16. The future minimum lease payments of the disclosed subsequent leases are included in the table below.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 10: Leases (Continued)

        Minimum commitments on long-term noncancelable operating leases at December 31, 2014, are:

	Related Party	Other	Total
2015	$58,147,718	$18,043,773	$76,191,491
2016	60,341,323	19,138,846	79,480,169
2017	59,847,981	19,717,752	79,565,733
2018	60,634,301	20,208,730	80,843,031
2019	60,148,724	20,711,514	80,860,238
Thereafter	526,308,073	136,675,974	662,984,047

	$825,428,120	$234,496,589	$1,059,924,709

Note 11: Retirement Plan

        The Company has a 401(k) plan covering substantially all employees. Under the retirement plan the Company can elect to match 50% of employee contributions up to 6% of each employee's salary. The Company has not elected to contribute the discretionary match of employee contributions for the years ended December 31, 2014 and 2013.

Note 12: Related Party Transactions

Leases

        SCC Granite Portfolio #1, SCC Granite Portfolio #2, SCC Granite Trisun Portfolio #1, SCC Granite Trisun Portfolio #2 and SCC Granite Trisun Portfolio #3 lease certain of their skilled nursing and assisted living buildings from lessors who are related to the Company through common ownership. See further discussion of leasing arrangements in Note 10.

        At December 31, 2014, SCC Granite Portfolio #1 includes 12 skilled nursing facilities with 1,615 skilled beds and 2 assisted living facilities with 160 assisted living beds. For the years ended December 31, 2014 and 2013, SCC Granite Portfolio #1 related party facility rent totaled $25,046,136 and $25,167,291, respectively, and related party accrued facility rent was $(449,357) and $585,124, respectively, included in the consolidated statements of operations. At December 31, 2014 and 2013, accrued facility rent on the consolidated balance sheets for this portfolio is $4,934,774 and $5,384,129, respectively.

        SCC Granite Portfolio #2 includes 4 skilled nursing facilities with 488 skilled beds. For the years ended December 31, 2014 and 2013, SCC Granite Portfolio #2 related party facility rent totaled $5,507,335 and $5,402,017, respectively, and related party accrued facility rent was $52,753 and $160,793, respectively, included in the consolidated statements of operations. At December 31, 2014 and 2013, accrued facility rent on the consolidated balance sheets for this portfolio is $1,381,340 and $1,328,588, respectively.

        SCC Granite Trisun Portfolios includes 10 skilled nursing facilities with 1,314 skilled beds and one assisted living facility with 66 beds. For the years ended December 31, 2014 and 2013, SCC Granite Trisun Portfolios' related party facility rent totaled $9,589,812 and $0, respectively, and related party

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 12: Related Party Transactions (Continued)

accrued facility rent was $1,466,228 and $0, respectively, included in the consolidated statements of operations. At December 31, 2014 and 2013, accrued facility rent on the consolidated balance sheets for this portfolio is $1,466,228 and $0, respectively.

        SCC Senior Care Investments, LLC is a 6.82% member in NHP SCC LLC, the lessor, which leases buildings and certain real property to the operating companies in SCC NHP Portfolio #1. See further discussion in Note 4. SCC NHP Portfolio #1 includes five skilled nursing facilities with 503 skilled beds. For the years ended December 31, 2014 and 2013, SCC NHP Portfolio #1 related party facility rent totaled $4,411,628 and $4,304,219, respectively, and related party accrued facility rent was $260,509 and $368,110, respectively, included in the consolidated statements of operations. At December 31, 2014 and 2013, accrued facility rent on the consolidated balance sheets for this portfolio is $2,731,721 and $2,306,440, respectively.

Notes Payable

        At December 31, 2014 and 2013, the Company has notes payable to various investors (see Note 9 - F) of $3,125,000 and $5,000,000 , respectively. Interest expense for these notes payable for the years ended December 31, 2014 and 2013, was approximately $487,000 and $778,000, respectively.

Note 13: Business Combination

        On January 1, 2014, the Company entered into an agreement to combine the operations of Senior Rehab Solutions, LLC with Harden Therapy, LLC, the previous therapy provider for the managed facilities that Senior Care Center Management, LLC started managing effective January 1, 2014. Harden Therapy, LLC was a subsidiary of CTLTC (the "Seller") prior to this transaction. As a result of this acquisition, Senior Rehab Solutions, LLC will have an opportunity to increase the amount of therapy services provided, as the surviving company will provide therapy services to the additional twenty-nine managed skilled nursing facilities.

        The terms of the agreement granted the Seller a minority interest in Senior Rehab Solutions, LLC, and the Company retained an 85% ownership interest of the surviving company. Senior Rehab Solutions, LLC amended its original operating agreement to include a limited put right for the Seller to require Senior Rehab Solutions, LLC to purchase the 15% minority interest for an amount based on a defined calculation if certain conditions arise. The amended agreement also contains a mandatory put right in favor of the Company that allows the Company to purchase the minority interest in the surviving company for a stated price if it so elects. See further discussion of the Company's purchase of the minority interest subsequent to year end in Note 16.

        Tangible and intangible assets and liabilities transferred as a result of the agreement were minimal in value. The only consideration exchanged was granting the Seller a 15% minority interest in Senior Rehab Solutions, LLC. The fair value of the minority interest was calculated using an EBITDA multiple based on recent acquisitions in the therapy industry for like kind companies. Goodwill in the amount of $4,248,767 was recorded as a result of the transaction, and consists largely of the synergies and economies of scale expected from combining the operations. None of the goodwill resulting from the transaction will be deductible for tax purposes.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 13: Business Combination (Continued)

        For the year ended December 31, 2014, the Company incurred third-party acquisition-related costs related to this transaction that are included within the total amount of startup expenses of $2,561,648 shown on the consolidated statements of operations.

Note 14: Disclosures About Fair Value of Assets and Liabilities

Fair Value of Financial Instruments

        The following methods were used to estimate the fair value of financial instruments recognized in the accompanying consolidated balance sheets at amounts other than fair value.

Cash

        The carrying amount approximates fair value.

Lines of Credit and Notes Payable

        Fair value is estimated based on the borrowing rates currently available to the Company for bank loans or subordinated debt, as appropriate, with similar terms and maturities.

        The lines of credit have variable interest rates, the carrying value approximates fair value at December 31, 2014 and 2013. Based on borrowing rates currently available to the Company for term loans, management believes that the carrying value of notes payable approximates fair value at December 31, 2014 and 2013.

Note 15: Significant Estimates and Concentrations

        Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Allowance for Net Patient Service Revenue Adjustments

        Estimates of allowances for adjustments included in net patient service revenue are described in Notes 1 and 2.

General Litigation

        The Company is subject to claims, lawsuits and regulatory compliance penalty assessments that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims, lawsuits and assessments will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Self-Insurance

        Estimates related to the accrual of insurance claims are described in Notes 7 and 8.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 15: Significant Estimates and Concentrations (Continued)

Current Economic Conditions

        Due to the current regulatory environment, economic uncertainties and the growing pressures on the budgets of both the state and federal governments, it is possible that Medicare and Medicaid reimbursement could change in the near term which could impact the financial results and cash flows of the Company. The values of assets and liabilities recorded in the consolidated financial statements could change rapidly, resulting in material future adjustments.

Note 16: Subsequent Events

        The Company executed the following transactions effective February 1, 2015, and March 31, 2015, that will significantly impact the operating structure of the Company. The Company incurred startup costs that are included in the total amount of startup expense of $2,561,648 for the year ended December 31, 2014, and are included in expenses on the consolidated statements of operations.

SCC Paramount Portfolio

        The Company entered into an agreement in October 2014 to become effective in 2015, to purchase 14 skilled nursing facilities. In December 2014, the Company received a commitment from a third party to make the purchase in place of the Company. The third party closed on the purchase in January 2015.

New Entities

        The Company entered into operations transfer agreements on February 1, 2015, to assume the operations of fourteen skilled nursing facilities for minimal consideration. The Company established legal entities which are wholly owned subsidiaries of Senior Care Centers, LLC and will be managed by Senior Care Center Management, LLC to operate the assumed facilities. These new entities will operate the fourteen skilled nursing facilities with 1,757 total beds in the state of Texas. All of the skilled nursing facilities are Medicaid and Medicare certified.

Leases

        The Company entered into a master operating lease with Ventas effective February 1, 2015, for twelve of the skilled nursing buildings of the SCC Paramount Portfolio. The lease term is fifteen years and expires in January 2030 with optional extension periods. The minimum rents payable by the Company increase 2.0% annually. The leases require the Company to pay respective executory costs in addition to the basic rents. The Company is required to establish security deposits by cash deposits in the amount of one month of the current minimum rent. The Company has granted the lessor a security interest in and a contractual lien upon all of the assets related to the operation of the properties. The agreements require the Company to periodically submit operational and financial information to the lessor, and to meet certain financial covenants.

        The Company entered into two sublease agreements effective February 1, 2015, for two of the skilled nursing buildings of the SCC Paramount Portfolio. The sublease terms are ten years and expire in January 2025. The subleases are automatically renewed for successive one-year terms following the expiration of the lease, until either party desires to terminate the sublease. The minimum rents payable

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 16: Subsequent Events (Continued)

are at stated amounts until May and August 2017, respectively, and then will increase 2.0% annually. The subleases require the Company to pay respective executory costs in addition to the basic rents. The Company is required to establish security deposits at stated amounts for each building. The agreements require the Company to periodically submit operational and financial information to the lessor.

        Future minimum lease payments of $352,628,672 have been included in the minimum commitments on long-term noncancelable operating leases in Note 10.

Debt

        In February 2015, the new operating portfolios entered into a $27,000,000 revolving line of credit with The PrivateBank and Trust Company as part of an existing agreement with SCC NHP Portfolio #1. The line decreases to $2,000,000 in July 2015, and expires in December 2016. The line is collateralized by substantially all of the Company's assets. Monthly interest payments are based on the higher of either the base rate plus the applicable base rate margin, or LIBOR base rate plus applicable LIBOR margin (approximately 4.7% at inception). The Company is required to pay a fee of 3.5% per annum on any outstanding letters of credit, up to $1,000,000 available, issued in connection with the revolving line. The line of credit requires compliance with certain restrictive covenants, which includes maintaining a fixed charge coverage ratio.

SCC CTLTC Portfolio (unaudited)

        In February 2015, the Company entered into a membership interest purchase agreement which executed its purchase option, to acquire all the membership units of CTLTC Real Estate, LLC that operates the 29 skilled nursing facilities and 8 assisted living facilities that are currently managed by Senior Care Center Management, LLC, a pharmacy company and the noncontrolling interest of Senior Rehab Solutions, LLC. CTLTC Real Estate, LLC has assets of approximately $78,000,000 and total revenues of $285,000,000. The closing will occur on April 1, 2015, and the Company will pay consideration of approximately $44,500,000, which could ultimately vary due to stated purchase price adjustments in the agreement.

        Additional disclosures pertaining to amounts recognized for types of assets acquired and liabilities assumed and related fair values has not been determined. The Company is in the process of obtaining third-party valuations of properties and intangibles acquired which will be used in the allocation process. The Company will establish legal entities which are wholly owned subsidiaries of Senior Care Centers, LLC and will be managed by Senior Care Center Management, LLC to operate the entities assumed. These new entities will operate a pharmacy and skilled nursing facilities with 3,534 total beds and assisted living facilities with 527 total beds in the state of Texas. All of the skilled nursing facilities are Medicaid and Medicare certified.

Debt

        On April 1, 2015, the Company entered into a $68,000,000 revolving loan commitment, with a $15,000,000 sublimit for the issuance of standby letters of credit and a $25,000,000 term loan with The PrivateBank and Trust Company. The revolving loan commitment will decrease to $58,000,000 on November 30, 2015. Proceeds from the debt will be used to refinance existing indebtedness of

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

Note 16: Subsequent Events (Continued)

approximately $17,100,000, finance the CTLTC purchase of $44,500,000 and pay future operating expenses of the SCC CTLTC Portfolio expansion. Terms include quarterly principal payments of $1,250,000 beginning July 1, 2015, with monthly interest payments based on LIBOR plus the applicable LIBOR margin. The Company is required to pay a fee of 3.75% for each letter of credit issued. The loan matures on April 1, 2020. The agreement requires compliance with certain restrictive covenants. The loan will be collateralized by a first priority security interest in and lien upon substantially all of the tangible and intangible assets of the Company including a pledge of 100% of the Company's equity.

        Subsequent events have been evaluated through the date of the Independent Auditor's Report, which is the date the consolidated financial statements were available to be issued.

Independent Auditor's Report

Board of Directors
Senior Care Centers, LLC
Dallas, Texas

        We have audited the accompanying consolidated financial statements of Senior Care Centers, LLC (the "Company"), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, members' equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Senior Care Centers, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Springfield, Missouri
May 16, 2014

Senior Care Centers, LLC

Consolidated Balance Sheets

December 31, 2013 and 2012

	2013	2012
Assets
Current Assets
Cash	$3,986,429	$2,922,685
Patient accounts receivable, net of allowance; 2013—$3,353,000, 2012—$1,120,000	30,968,466	29,255,071
Management fees receivable , net of allowance; 2013—$230,000, 2012—$0	291,053	1,908,339
Patient accounts receivable, rehab, net of allowance; 2013—$826,000, 2012—$380,000	3,267,102	3,062,641
Accounts receivable, other	402,867	577,655
Prepaid expenses and other	2,242,234	2,419,209

Total current assets	41,158,151	40,145,600

Restricted Deposits and Funded Reserves	6,611,354	4,679,213

Investment in Affiliates	3,087,112	3,362,106

Property and Equipment, Net of Accumulated Depreciation	6,446,526	6,047,334

Other Assets
Deferred financing costs	182,025	247,315
Lease and other deposits	2,443,953	2,186,478

	2,625,978	2,433,793

Total assets	$59,929,121	$56,668,046

Liabilities and Members' Equity
Current Liabilities
Current maturities of long-term debt	$13,368,332	$13,883,076
Accounts payable	7,738,334	8,001,786
Accrued salaries, payroll taxes and compensated absences	8,138,219	7,612,050
Other accrued expenses	9,376,850	6,107,971
Tenant deposits	18,185	31,135

Total current liabilities	38,639,920	35,636,018
Long-Term Debt	4,086,690	313,891
Accrued Facility Rent	13,952,443	10,948,416

Total liabilities	56,679,053	46,898,325
Members' Equity	3,250,068	9,769,721

Total liabilities and members' equity	$59,929,121	$56,668,046

See Notes to Consolidated Financial Statements

Senior Care Centers, LLC

Consolidated Statements of Operations

Years Ended December 31, 2013 and 2012

	2013	2012
Net Patient Service Revenue	$270,204,861	$258,651,309
Management Fees	821,490	1,581,246
Other Revenue	1,220,899	1,274,308

Total revenue	272,247,250	261,506,863

Expenses
Professional services	139,164,437	129,751,523
Dietary services	16,342,704	15,877,179
General services	21,474,805	20,495,302
Administrative services	37,806,496	36,350,677
Provision for uncollectible accounts	5,939,138	6,270,546
Facility rent	47,679,231	45,935,012
Interest	1,574,769	1,486,703
Depreciation and amortization	2,325,505	1,950,924
Start-up costs	1,975,600	—
Accrued facility rent	3,004,027	3,261,603

Total expenses	277,286,712	261,379,469

Income (Loss) Before Equity in Net Income of Affiliates	(5,039,462)	127,394
Equity in Net Income of Affiliates	84,392	416,018

Net Income (Loss)	$(4,955,070)	$543,412

See Notes to Consolidated Financial Statements

Senior Care Centers, LLC

Consolidated Statements of Members' Equity

Years Ended December 31, 2013 and 2012

	2013	2012
Balance, Beginning of Year	$9,769,721	$11,348,607
Distributions paid to members	(1,564,583)	(2,122,298)
Net income (loss)	(4,955,070)	543,412

Balance, End of Year	$3,250,068	$9,769,721

See Notes to Consolidated Financial Statements

Senior Care Centers, LLC

Consolidated Statements of Cash Flows

Years Ended December 31, 2013 and 2012

	2013	2012
Operating Activities
Net income (loss)	$(4,955,070)	$543,412
Items not requiring (providing) cash
Depreciation and amortization	2,325,505	1,950,924
Accrued facility rent	3,004,027	3,261,603
Undistributed earnings of affiliates	(84,392)	(386,475)
Changes in
Accounts receivable (patient and other)	(1,743,068)	821,836
Management fees receivable	1,617,286	778,409
Prepaid expenses and other	176,975	(1,313,940)
Accounts payable and accrued expenses	3,903,003	1,008,650
Tenant deposits	(12,950)	7,180

Net cash provided by operating activities	4,231,316	6,671,599

Investing Activities
Net payments to restricted deposits and funded reserves	(1,932,141)	(3,221,608)
Purchase of property and equipment	(2,499,828)	(2,522,823)
Investment in affiliate	—	(450,000)
Distributions received from affiliates	359,385	348,710
Proceeds from (payment of) lease and other deposits	(257,475)	627,301

Net cash used in investing activities	(4,330,059)	(5,218,420)

Financing Activities
Proceeds from issuance of long-term debt	10,000,000	2,750,000
Principal payments on long-term debt	(6,826,175)	(2,576,254)
Principal payments on capital lease obligations	(237,968)	(147,027)
Payment of financing costs	(208,787)	(96,286)
Distributions paid to members	(1,564,583)	(2,122,298)

Net cash provided by (used in) financing activities	1,162,487	(2,191,865)

Increase (Decrease) in Cash	1,063,744	(738,686)
Cash, Beginning of Year	2,922,685	3,661,371

Cash, End of Year	$3,986,429	$2,922,685

Supplemental Cash Flows Information
Accounts payable incurred for property and equipment	$122,632	$494,039
Interest paid	$1,712,276	$2,024,504
Capital lease obligations incurred for property and equipment	$322,198	$333,355

See Notes to Consolidated Financial Statements

Senior Care Centers, LLC

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

        Senior Care Centers, LLC (the "Company") started operations in 2009. At December 31, 2013, the Company operated thirty-two skilled nursing facilities, two assisted living facilities, one rehabilitation therapy company, one management company, two investment companies, a contract medical staff company and one parent company, which are located in Texas. The skilled nursing facilities have a total of 4,046 beds and the assisted living facilities have 160 beds. All of the skilled nursing facilities are Medicaid and Medicare certified.

        Senior Care Center Management, LLC is the management company for all of the operations of the companies included in the consolidated financial statements. Senior Care Center Management, LLC also managed the operations of three skilled nursing facilities, Gulf Pointe Plaza, Northgate Plaza and Arbook Plaza, and one assisted living facility, Gulf Pointe Village, through September 2013, when the management agreements were terminated. Additionally, Senior Care Center Management, LLC provided limited accounting and information technology functions to six skilled nursing facilities from January 2013 through December 2013.

Principles of Consolidation

        The consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, as follows:

  Senior Care Centers, LLC (parent company)
  SCC Senior Care Investments, LLC
  Senior Care Centers Home Health, LLC
  Senior Care Center Management, LLC
  Canopy Medical Staffing, LLC
  Senior Rehab Solutions, LLC

Skilled nursing and assisted living operating companies—operations effective May 1, 2009 (SCC Granite Portfolio #1)

  RW SCC LLC d/b/a Rockwall Nursing Care Center
  Fairpark SCC LLC d/b/a Senior Care Health and Rehabilitation Center—Dallas
  Crestwood SCC LLC d/b/a Free State Crestwood
  Rowlett SCC LLC d/b/a Rowlett Health and Rehabilitation Center
  HG SCC LLC d/b/a Honey Grove Nursing Center
  Mullican SCC LLC d/b/a Mullican Care Center
  Lakepointe SCC LLC d/b/a Senior Care at Lake Pointe
  Beltline SCC LLC d/b/a Senior Care Beltline
  Whitesboro SCC LLC d/b/a Whitesboro Health and Rehabilitation Center
  Pleasantmanor SCC LLC d/b/a Pleasant Manor Health and Rehabilitation Center
  Vintage SCC LLC d/b/a Vintage Health Care Center
  Brinker SCC LLC d/b/a Senior Care Health and Rehabilitation Center—Denton

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

Note 1: Nature of Operations and Summary of Significant Accounting Policies (Continued)

Skilled nursing and assisted living operating companies—operations effective December 1, 2009 (SCC Granite Portfolio #2)

  Park Bend SCC LLC d/b/a Park Bend SN Health Center
  Stonebridge SCC LLC d/b/a Stonebridge SN Health Center
  Hearthstone SCC LLC d/b/a Hearthstone SN Health Center
  Sagebrook SCC LLC d/b/a Sagebrook SN Health Center

Skilled nursing operating companies—operations effective July 1, 2010 (SCC NHP Portfolio #1)

  Hill Country SCC LLC d/b/a Hill Country Care
  Jacksonville SCC LLC d/b/a Senior Care of Jacksonville
  Midland SCC LLC d/b/a Senior Care of Midland
  Pecan Tree SCC LLC d/b/a Pecan Tree Rehab and Healthcare Center
  San Angelo SCC LLC d/b/a Senior Care of San Angelo

Skilled nursing operating companies—operations effective December 1, 2010 (SCC LTC Portfolio #1)

  Mission SCC LLC d/b/a Mission Nursing and Rehabilitation Center
  Community SCC LLC d/b/a Senior Care at Stephenville
  Hewitt SCC LLC d/b/a Senior Care of Hewitt

  Red Oak SCC LLC d/b/a Red Oak Health and Rehabilitation Center (purchased from
  SCC Granite Portfolio #1 effective March 23, 2012)
  Brownwood SCC LLC d/b/a Senior Care of Brownwood (  operations effective
  July 2, 2012)

Skilled nursing operating companies—operations effective January 1, 2011 (SCC Meridian Portfolio #1)

  Onion Creek SCC LLC d/b/a Senior Care of Onion Creek

Skilled nursing operating companies—operations effective September 1, 2011 (SCC Meridian Portfolio #2)

  Stallings Court SCC LLC d/b/a Senior Care of Stallings Court
  Green Oaks SCC LLC d/b/a Senior Care of Green Oaks
  Crowley SCC LLC d/b/a Senior Care of Crowley
  Harbor Lakes SCC LLC d/b/a Senior Care of Harbor Lakes

Skilled nursing operating company—operations effective July 22, 2013 (SCC Hidalgo Portfolio #1)

  SCC Edinburg LLC d/b/a Senior Care of Edinburg

All significant intercompany accounts and transactions have been eliminated in consolidation.

Limited Liability Company

        The Company operates as a limited liability company. Generally, the liability of the members is limited to their member contributions, with certain exceptions and limitations for some unit holder classes. The rights, preferences and privileges of members vary by type of unit class.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

Note 1: Nature of Operations and Summary of Significant Accounting Policies (Continued)

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Deposits and Funded Reserves

        The Company is required by its operating lease agreements to deposit funds into capital expenditures reserve accounts monthly. The annual capital reserve requirement for each facility included in the SCC Granite Portfolios is $300 multiplied by the aggregate number of beds. The annual capital reserve requirement for SCC NHP Portfolio #1 is based on a graduated rate scale ranging from $205-$875 per bed based on the bed size and age of the facility. The annual maintenance and repair requirement for SCC LTC Portfolio #1 is $400 per licensed bed. The annual replacement reserve for SCC Meridian Portfolio #1 is $350 per licensed bed. The annual maintenance and repair requirement for SCC Meridian Portfolio #2 is $400 per licensed bed. The annual maintenance and repair requirement for SCC Hidalgo Portfolio #1 is $350 per licensed bed. The Company also deposits funds for property taxes and property insurance. The Company requests reimbursement upon the payment of insurance premiums. All deposits and reserves are held by the lessors.

Property Taxes

        The Company deposits funds with the lessors monthly for property taxes. The Company recorded property tax expense of approximately $2,885,000 and $2,743,000 for the years ended December 31, 2013 and 2012, respectively.

Cash

        The Company's cash accounts include zero balance accounts for each entity that sweep into a master account each day. At December 31, 2013, the Company's cash accounts exceeded federally insured limits by $6,057,000 due to the concentration of funds in the master account.

Patient Accounts Receivable

        The Company reports patient accounts receivable for services rendered at net realizable amounts from third-party payers, residents and others. The Company provides an allowance for uncollectible accounts based upon a review of outstanding receivables, historical collection information and existing economic conditions. As a service to the residents, the Company bills third-party payers directly and bills the resident when the resident's liability is determined. Patient accounts receivable are due in full when billed. Accounts are considered delinquent and subsequently written off as bad debts based on individual credit evaluation and specific circumstances of the account.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

Note 1: Nature of Operations and Summary of Significant Accounting Policies (Continued)

Investment in Affiliates

        SCC Senior Care Investments, LLC has a 6.82% ownership in NHP SCC LLC, which is reported on the equity method of accounting.

        Senior Care Centers Home Health, LLC has a 50% ownership interest in Senior Care Consultants at Home, Ltd. that is reported on the equity method of accounting.

Property and Equipment

        Property and equipment acquisitions are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is charged to expense on the straight-line method over the estimated useful life of each asset. Assets under capital lease obligations and leasehold improvements are amortized over the shorter of the lease term or their respective estimated useful lives.

Long-Lived Asset Impairment

        The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

        No asset impairment was recognized during the years ended December 31, 2013 and 2012.

Deferred Financing Costs

        Costs directly associated with acquiring long-term debt are capitalized and amortized to expense over the term of the related debt.

Net Patient Service Revenue

        The Company has agreements with third-party payers that provide for payments to the Company at amounts different from their established rates. Net patient service revenue is reported at the estimated net realizable amounts from residents, third-party payers and others for services rendered and includes estimated retroactive revenue adjustments. Retroactive adjustments are considered in the recognition of revenue on an estimated basis in the period the related services are rendered and such estimated amounts are revised in future periods as adjustments become known.

Management Fees

        Senior Care Center Management, LLC is the management company for all of the entities included in the consolidated financial statements and for unrelated entities not included in the consolidated financial statements. Senior Care Center Management, LLC recognizes management fee revenue in accordance with its management agreements as services are rendered. Intercompany management fees have been eliminated in consolidation. Management fees receivable includes amounts due for management fees and for expenses to be reimbursed. The Company provides an allowance for uncollectible management fees based upon a review of outstanding receivables.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

Note 1: Nature of Operations and Summary of Significant Accounting Policies (Continued)

        Effective March 1, 2012, the Company became responsible for all employee obligations of the three managed skilled nursing facilities and one managed assisted living facility. The employee salary and benefit expenses were paid directly through four separate wholly owned subsidiaries; GP Plaza SCC LLC, GP Village SCC LLC, Northgate SCC LLC and Arbrook SCC LLC, until the management agreements were terminated in September 2013, which are included in the consolidated financial statements. The Company receives reimbursement for all the managed facilities salaries and benefits paid from the unrelated entities not included in the consolidated financial statements. Management fee revenues are net of direct pass-through costs, primarily consisting of payroll wages, taxes and related benefits of $6,294,635 and $7,492,436 for the years ended December 31, 2013 and 2012, respectively.

Rehabilitation Therapy Services

        Senior Rehab Solutions, LLC provides contract rehabilitation therapy services to related entities included in the consolidated financial statements and for unrelated entities not included in the consolidated financial statements. Intercompany therapy services have been eliminated in consolidation. The Company provides an allowance for uncollectible accounts based upon a review of outstanding receivables.

Guarantee

        The entities in SCC Granite Portfolio #1 have guaranteed the repayment of a mortgage loan of the lessors of the buildings, which the portfolio leases under operating leases. The loan is in the original amount of $202,000,000 (SCC Granite Portfolio #1). The guarantee is in effect for the entire term of the loan. As guarantor, the portfolio has pledged its accounts receivables, inventory, general intangibles, equipment, deposits and any other property in its possession to secure these obligations. The balance of the loan outstanding guaranteed by the portfolio was approximately $141,331,712 and $146,450,773 at December 31, 2013 and 2012, respectively. During March 2012, Red Oak SCC LLC, formerly part of the SCC Granite Portfolio #1 was released from this guaranty due to the sale of the building. In accordance with accounting principles generally accepted in the United States of America, no liability is recorded for this arrangement.

Income Taxes

        The Company is a limited liability company, which is a disregarded entity for income tax purposes. Therefore, taxable income or loss is reported to the members for inclusion in their tax returns and transactions between the Company and its members are disregarded for tax purposes. No provision for federal income taxes is included in these statements. Senior Care Centers, LLC (parent company) is a single member of each of the remaining LLC entities included in these consolidated financial statements. The year 2009 was the first tax filing period for the Company.

Professional Liability Claims

        The Company recognizes an accrual for claim liabilities based on estimated ultimate losses and costs associated with settling claims and a receivable to reflect the estimated insurance recoveries, if any. Professional liability claims are described more fully in Note 5.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

Note 1: Nature of Operations and Summary of Significant Accounting Policies (Continued)

Accounts Receivable, Other

        In April 2012, Senior Care of Green Oaks sustained significant damage from a tornado. At December 31, 2012, the Company had a receivable of $184,068, included in accounts receivable, other, on the consolidated balance sheets, from the insurance company which was collected in 2013. During 2012, the Company received insurance proceeds of approximately $750,000 to compensate for lost revenue and additional expenses due to the tornado damage, which is included in other revenue on the consolidated statements of operations.

Members' Equity

        During 2013, the Company granted nonqualified options to purchase up to two million membership units of the Company, pursuant to the 2009 Option Plan Agreement to members of the Board of Directors. The options vest over a four-year period and expire at the earlier of the termination of the services of the option holder or the 10th anniversary of the grant date. The total compensation expense related to these options to be recognized over the four-year vesting period was approximately $220,000 determined using the Black-Scholes model.

Subsequent Events

        Subsequent events have been evaluated through the date of the Independent Auditor's Report, which is the date the financial statements were available to be issued.

Reclassifications

        Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 financial statement presentation. These reclassifications had no effect on net income.

Note 2: Net Patient Service Revenue

        The Company has agreements with third-party payers that provide for payments to the Company at amounts different from its established rates. The payment arrangements include:

        Medicare.    The Company is paid under a prospective payment system for Medicare Part A services. Under the prospective payment system there is no additional settlement on the difference between the interim per diem rates paid and actual costs. The Company is paid on a fee schedule basis for Medicare Part B therapy services. There will be no additional settlement on the difference between payments received and actual costs for Part B therapy services.

        Medicaid.    The Company is reimbursed for services rendered to Title XIX Medicaid patients primarily on the basis of a flat rate per patient day based on the level of medical care provided to the patient.

        Approximately 73% and 71% of net patient service revenue are from participation in the Medicare and state-sponsored Medicaid programs for the years ended December 31, 2013 and 2012, respectively.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

Note 2: Net Patient Service Revenue (Continued)

        Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation and change. As a result, it is reasonably possible that recorded estimates will change materially in the near term.

        The Company has also entered into payment agreements with certain commercial insurance carriers, health maintenance organizations and preferred provider organizations. The basis for payment to the Company under these agreements includes discounts from established charges and prospectively determined daily rates.

Note 3: Concentration of Credit Risk

        The Company grants credit without collateral to its residents, most of whom are area residents and are insured under third-party payer agreements. The mix of receivables from residents and third-party payers at December 31, 2013 and 2012, is:

	2013	2012
Medicare	29%	30%
Medicaid	30%	30%
Private pay and other	41%	40%

	100%	100%

Note 4: Investment in Affiliates

        In December 2010, SCC Senior Care Investments, LLC became a 6.82% member in NHP SCC LLC, a Delaware limited liability company formed in May 2010. NHP SCC LLC leases buildings and certain real property to the operating companies included in SCC NHP Portfolio #1. As of December 31, 2013 and 2012, this real estate entity had total assets of $78,961,005 and $40,112,057, and total liabilities of $1,468,160 and $934,585, respectively. For the years ended December 31, 2013 and 2012, NHP SCC LLC had a net income of $1,971,876 and $2,013,542, respectively. The Company's investment is reported on the equity method of accounting.

        In 2012, Senior Care Centers Home Health, LLC purchased a 50% limited partnership interest in Senior Care Consultants at Home, Ltd., a Texas Limited Partnership, operating under the amended and restated agreement of limited partnership effective March 4, 2009. As of December 31, 2013 and 2012, this home health entity had total assets of $1,549,610 and $1,712,787, and total liabilities of $679,221 and $591,240, respectively. Senior Care Consultants at Home, Ltd. had a net loss of $119,865 for the year ended December 31, 2013, and a net income of $326,324 for the year ended December 31, 2012. The Company's investment is reported on the equity method of accounting.

Note 5: Professional Liability Claims

        The Company purchases professional liability insurance on a fixed premium basis under a claims-made policy. The Company has purchased umbrella insurance coverage for claims which may exceed coverage limits. Accounting principles generally accepted in the United States of America require a health care provider to accrue the expense of professional liability claims costs, if any, for any

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

Note 5: Professional Liability Claims (Continued)

reported and unreported incidents of potential improper professional service occurring during the year by estimating the probable ultimate costs of the incidents. Losses from asserted and unasserted claims identified under the Company's incident reporting system are estimated based on industry trends as well as other considerations, including the nature of each claim or incident and relevant trend factors. It is reasonably possible that this estimate could change materially in the near term.

Note 6: Health Insurance

        The Company self-insures the health benefits provided to its employees under a group program. The program provides health benefits to the employees of the Company. The Company entered into a contract with a third-party administrator (TPA) to administer this program. The Company entered into a stop-loss insurance contract to protect assets against significant claims expense. Specific stop-loss insurance provides coverage on individual claims incurred in excess of $150,000 and $125,000 at December 31, 2013 and 2012, respectively. Aggregate stop-loss insurance provides coverage on aggregate claims based on a monthly factor and the number of covered units. Estimated amounts are remitted to the TPA periodically. Estimated costs are charged to income when incurred. It is reasonably possible that the Company's estimate of incurred costs could change materially in the near term.

Note 7: Workers' Compensation Insurance

        The Company is a nonsubscriber to the Texas workers' compensation insurance system, and has entered into a contract with a third-party administrator (TPA) to administer this self-insured plan. The Company has accrued an estimated liability relating to unasserted workers' compensation claims. It is reasonably possible that the Company's estimate of losses could change by a material amount in the near term.

Note 8: Long-Term Debt

	2013	2012
Line of credit(A)—SCC Granite Portfolio #1	$2,423,458	$1,798,458
Line of credit(B)—SCC Granite Portfolio #2	1,585,413	1,210,413
Line of credit(C)—SCC NHP Portfolio #1	1,482,277	1,357,277
Line of credit(D)—Various Portfolios	6,401,566	4,330,849
Notes payable(E)	—	5,000,000
Notes payable(F)	5,000,000	—
Capital lease obligations(G)	562,308	499,970

	17,455,022	14,196,967
Less current maturities	13,368,332	13,883,076

	$4,086,690	$313,891

(A)
In December 2009, SCC Granite Portfolio #1 entered into a $7,500,000 revolving line of credit with The PrivateBank and Trust Company. In December 2013, the line was extended through December 31, 2016, and the amount was amended to $5,500,000. The line is collateralized by substantially all of the Company's assets. Monthly interest payments are based on the higher of

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

Note 8: Long-Term Debt (Continued)

  either the base rate plus the applicable base rate margin, or Libor base rate plus applicable Libor margin (approximately 4.7% at December 31, 2013). The Company is required to pay a fee of 3.5% per annum on any outstanding letters of credit, up to $3,500,000 available, issued in connection with the revolving line. Letters of credit issued and outstanding as of December 31, 2013 and 2012, were $2,979,529 and $2,893,804, respectively. The line of credit requires compliance with certain restrictive covenants, which includes maintaining a fixed charge coverage ratio, and meeting minimum EBITDA requirements.

(B)
In December 2009, SCC Granite Portfolio #2 entered into a $2,500,000 revolving line of credit with The PrivateBank and Trust Company. In December 2013, the line was extended through December 31, 2016, and the amount was amended to $2,000,000. The line is collateralized by substantially all of the Company's assets. Monthly interest payments are based on the higher of either the base rate plus the applicable base rate margin, or Libor base rate plus applicable Libor margin (approximately 4.7% at December 31, 2013). The Company is required to pay a fee of 3.5% per annum on any outstanding letters of credit, up to $500,000 available, issued in connection with the revolving line. No letters of credit were issued as of December 31, 2013 and 2012. The line of credit requires compliance with certain restrictive covenants, which includes maintaining a fixed charge coverage ratio, and meeting minimum EBITDA requirements.

(C)
In November 2010, SCC NHP Portfolio #1 entered into a $2,500,000 revolving line of credit with The PrivateBank and Trust Company. In December 2013, the line was extended through December 31, 2016, and the amount was amended to $2,000,000. The line is collateralized by substantially all of the Company's assets. Monthly interest payments are based on the higher of either the base rate plus the applicable base rate margin, or Libor base rate plus applicable Libor margin (approximately 4.7% at December 31, 2013). The Company is required to pay a fee of 3.5% per annum on any outstanding letters of credit, up to $1,000,000 available, issued in connection with the revolving line. No letters of credit were issued as of December 31, 2013 and 2012. The line of credit requires compliance with certain restrictive covenants, which includes maintaining a fixed charge coverage ratio and meeting minimum EBITDA requirements.

(D)
In April 2011, Mission SCC LLC and Community SCC LLC entered into a $2,500,000 revolving line of credit with The PrivateBank and Trust Company. In October 2011, the line was amended to include Hewitt SCC LLC, SCC Meridian Portfolio #2 and Senior Rehab Solutions, LLC and the revolving line of credit was increased to $7,000,000. In December 2013, the line was amended to include SCC Meridian Portfolio #2, Red Oak SCC LLC, Brownwood SCC LLC and SCC Hidalgo Portfolio #1, and was extended through December 31, 2016, and the amount was increased to $9,000,000. The line is collateralized by substantially all of the Company's assets. Monthly interest payments are based on the higher of either the base rate plus the applicable base rate margin, or Libor base rate plus applicable Libor margin (approximately 4.7% at December 31, 2013). The Company is required to pay a fee of 3.5% per annum on any outstanding letters of credit, up to $1,000,000 available, issued in connection with the revolving line. No letters of credit were issued as of December 31, 2013 and 2012. The line of credit requires compliance with certain restrictive covenants, which includes maintaining a fixed charge coverage ratio, and meeting minimum EBITDA requirements.

(E)
In June 2009, the Company entered into a $5,000,000 loan with various investors due and payable in full in May 2014. Terms included quarterly interest payments based on a rate of 14%, as well as 3.75% per annum simple interest to be paid at maturity. In 2012, the Company elected to pay

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

Note 8: Long-Term Debt (Continued)

  accumulated deferred interest payable accrued. The agreement requires compliance with certain restrictive covenants, including a quarterly debt service coverage ratio and a minimum tangible net worth requirement. In July 2013, the loan was paid in full with the proceeds of the debt described at (F) below.

(F)
In July 2013, the Company executed a $5,000,000 unsecured promissory note offering and entered into a master loan agreement with various individual lenders. Beginning April 1, 2014, semiannual principal payments of $625,000 are due, with the final semiannual payment due on maturity on September 30, 2017. Monthly payments of interest on the unpaid principal balance are payable at a rate of 12%. The agreement requires compliance with certain restrictive covenants, including a quarterly debt service coverage ratio and aggregate indebtedness limitation.

(G)
The Company has entered into various capital leases for vehicles and furniture, with terms ranging from 36 months to 84 months, with interest rates ranging from 4.75% to 8.73%, expiring at various dates between March 2014 through May 2018.

  The lines of credit have been included in current maturities of long-term debt at December 31, 2013, as the Company did not maintain the minimum fixed charge ratio. Aggregate annual maturities of long-term debt and payments on capital leases at December 31, 2013, are:

2014	$13,368,332
2015	1,431,066
2016	1,380,024
2017	1,272,652
2018	2,948

$17,455,022

Note 9: Leases

SCC Granite Portfolios #1 and #2—Effective May 1, 2009, and December 1, 2009

        The Company leases their skilled nursing and assisted living buildings from related party lessors under operating leases with ten-year terms. The minimum rents payable by the Company increase 2% annually. The leases expire in April 2019 and November 2019, ten years from the commencement date of the respective leases. The leases require the Company to pay respective executory costs (property taxes, insurance, utilities and maintenance) in addition to the basic rent. The agreement also requires the Company to periodically submit operational and financial information to the lessor. The Company has granted the lessor a security interest in and a contractual lien upon all of the assets related to the operation of the property.

        On March 23, 2012, the skilled nursing facility leased by Red Oak SCC LLC was purchased by the owners of LTC Portfolio #1 from the owners of Granite Portfolio #1. In consideration for the termination of the original lease agreement, Red Oak SCC LLC is required to pay a rent differential to the owners of Granite Portfolio #1 through the effective date of the original lease. Red Oak SCC LLC will pay 28 quarterly payments of approximately $133,000, which is equal to 50% of the difference between the rent payable per the original agreement and the rent payable for the new lease agreement

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

Note 9: Leases (Continued)

with the owners of LTC Portfolio #1. Quarterly payments began in July 2012 and will continue through April 2019.

SCC NHP Portfolio #1—Effective July 1, 2010

        The Company leases their skilled nursing buildings from a lessor under an operating lease with a fifteen-year term. The Company owns a minority interest in the lessor, as described in Note 4. The minimum rents payable by the Company increase 2.5% annually. The lease expires in June 2025, fifteen years from the commencement date of the lease. The lease requires the Company to pay respective executory costs (property taxes, insurance, utilities and maintenance) in addition to the basic rent. The agreement also requires the Company to periodically submit operational and financial information to the lessor and to meet certain financial covenants. During the first year of the lease, the Company is required to maintain a letter of credit in the amount equal to two months of minimum rent as a security deposit. During the remaining term of the lease, the security deposit (letter of credit) is required to be increased to an amount equal to three months minimum rent. The Company has granted the lessor a security interest in and a contractual lien upon all of the assets related to the operation of the property.

SCC LTC Portfolio #1—Effective December 1, 2010, Amended August 1, 2011, March 23, 2012, July 2, 2012, Amended August 27, 2013

        The Company leases their skilled nursing buildings from a lessor under an operating lease with a fifteen-year term. The minimum rents payable by the Company increase 2.5% annually through the tenth year of the lease term, and then minimum rents increase 3.0% annually for the remaining term of the lease. The lease expires in July 2026. The lease requires the Company to pay respective executory costs (property taxes, insurance, utilities and maintenance) in addition to the basic rent. The agreement also requires the Company to periodically submit operational and financial information to the lessor, and to meet certain financial covenants. The Company is required to maintain a letter of credit in the amount equal to two months of minimum rent as a security deposit. The Company has granted the lessor a security interest in and a contractual lien upon all of the assets related to the operation of the property.

SCC Meridian Portfolio #1—Effective January 1, 2011

        The Company leases the skilled nursing building from a lessor under an operating lease with a ten-year term. The minimum base rent payable by the Company starts to increase 2.0% annually beginning in the fourth year of the lease term. The Company is also obligated to pay monthly participation rent equal to a percentage of monthly earnings. The lease expires in December 2020. The lease requires the Company to pay respective executory costs (property taxes, insurance, utilities and maintenance) in addition to the basic rent. The agreement also requires the Company to periodically submit operational and financial information to the lessor, and to meet certain financial covenants. The Company has a purchase option during a certain period of the lease term. The Company is required to maintain a letter of credit in the amount of $240,000 as a security deposit. The Company has granted the lessor a security interest in and a contractual lien upon all of the assets related to the operation of the property.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

Note 9: Leases (Continued)

SCC Meridian Portfolio #2—Effective September 1, 2011

        The Company subleased the skilled nursing buildings from a lessor under an operating lease with an initial three-year term. By entering into this sublease, the Company was fully obligated to enter into a master lease at the termination of the sublease for these buildings. The sublease was terminated on August 27, 2013, and a master lease was executed with another lessor to be consolidated with SCC LTC Portfolio #1 as noted above. The new master lease entered into will expire in July 2026, with two five-year renewal options. The minimum rents payable by the Company under this master lease will increase 2.5% annually through the eighth year of the lease term, and then minimum rents increase 3.0% annually for the remaining lease term. The lease requires the Company to pay respective executory costs (property taxes, insurance, utilities and maintenance) in addition to the basic rent. The agreement also requires the Company to periodically submit operational and financial information to the lessor, and to meet certain financial covenants. The lease is secured by a lien on and security interest in all personal property placed in or upon the leased property, together with all other tangible and intangible assets owned.

SCC Hidalgo Portfolio #1—Effective July 22, 2013

        In June 2012, the Company entered into an operating lease with a lessor for a skilled nursing building with a fifteen-year term. The lease became effective on the date of occupancy which was July 22, 2013. The lease expires in August 2028. The minimum rents payable by the Company are $994,365 for the first two years of the lease, $1,144,365 for the third year, $1,294,365 for the fourth year and beginning in the fifth lease year the base rent during the immediately preceding year will increase 2% annually. The lease requires the Company to pay respective executory costs (property taxes, insurance, utilities and maintenance) in addition to the basic rent. The agreement also requires the Company to periodically submit operational and financial information to the lessor, and to meet certain financial covenants. The Company is required to deposit in cash or maintain a letter of credit in the amount of $240,000 as a security deposit. The Company has granted the lessor a security interest in and a contractual lien upon all of the assets related to the operation of the property. The Company has the right to exercise a purchase option during the third year of the lease to purchase the building at a stated price if it so elects.

        In 2009, Senior Care Center Management, LLC entered into an operating lease for the initial premises of the corporate office building with a five-year term. In 2011, this lease was amended to include additional premises for the corporate office building for a five-year term. The amended lease for both the initial and additional premises of the corporate office building expires in December 2016.

        Lease expense recognized on the straight-line basis in excess of amounts paid is reflected as accrued facility rent on the Company's balance sheets.

        Deposits totaling $2,346,847 and $2,110,768 as of December 31, 2013 and 2012, respectively, had been made in connection with these leases.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

Note 9: Leases (Continued)

        The information regarding rental expense on long-term operating leases is as follows:

	2013	2012
Minimum lease payments	$47,679,231	$45,935,012
Straight-line rent expense in excess of current payments	3,004,027	3,261,603

	$50,683,258	$49,196,615

        The Company entered into additional operating leases subsequent to year end, see further discussion of the lease terms in Note 14. The future minimum lease payments of the disclosed subsequent leases are included in the table below.

        Minimum commitments on long-term noncancelable operating leases at December 31, 2013, are:

	Related Party	Other	Total
2014	$31,169,407	$27,174,081	$58,343,488
2015	31,782,156	27,836,490	59,618,646
2016	32,407,161	28,600,255	61,007,416
2017	33,044,665	29,326,519	62,371,184
2018	33,694,919	29,995,232	63,690,151
Thereafter	14,870,439	271,018,009	285,888,448

	$176,968,747	$413,950,586	$590,919,333

Note 10: Retirement Plan

        The Company has a 401(k) plan covering substantially all employees. Under the retirement plan the Company matched 50% of employee contributions up to 6% of each employee's salary. In October 2011, the Company ceased the discretionary match of employee contributions. The Company's contributions were $0 and $13,769 for the years ended December 31, 2013 and 2012, respectively.

Note 11: Related Party Transactions

Leases

        SCC Granite Portfolio #1 and SCC Granite Portfolio #2 lease certain of their skilled nursing and assisted living buildings from lessors who are related to the Company through common ownership. See further discussion of leasing arrangements in Note 9.

        At December 31, 2013, SCC Granite Portfolio #1 includes 12 skilled nursing facilities with 1,615 skilled beds and 160 assisted living beds. For the years ended December 31, 2013 and 2012, SCC Granite Portfolio #1 related party facility rent totaled $25,167,291 and $25,224,275, respectively, and related party accrued facility rent was $585,124 and $667,254, respectively, included in the consolidated statements of operations. At December 31, 2013 and 2012, accrued facility rent on the consolidated balance sheets for this portfolio is $5,384,129 and $4,799,007, respectively.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

Note 11: Related Party Transactions (Continued)

        SCC Granite Portfolio #2 includes 4 skilled nursing facilities with 488 skilled beds. For the years ended December 31, 2013 and 2012, SCC Granite Portfolio #2 related party facility rent totaled $5,402,017 and $5,294,264, respectively, and related party accrued facility rent was $160,793 and $266,694, respectively, included in the consolidated statements of operations. At December 31, 2013 and 2012, accrued facility rent on the consolidated balance sheets for this portfolio is $1,328,588 and $1,167,795, respectively.

        SCC Senior Care Investments, LLC is a 6.82% member in NHP SCC LLC, the lessor, which leases buildings and certain real property to the operating companies in SCC NHP Portfolio #1. See further discussion in Note 4. SCC NHP Portfolio #1 includes five skilled nursing facilities with 503 skilled beds. For the years ended December 31, 2013 and 2012, SCC NHP Portfolio #1 related party facility rent totaled $4,304,219 and $4,199,050, respectively, and related party accrued facility rent was $532,883 and $637,860, respectively, included in the consolidated statements of operations. At December 31, 2013 and 2012, accrued facility rent on the consolidated balance sheets for this portfolio is $2,306,440 and $1,773,558, respectively.

Notes Payable

        At December 31, 2013 and 2012, the Company has notes payable to various investors (see Note 8 - E and F) of $5,000,000. Interest expense for these notes payable for the years ended December 31, 2013 and 2012, was $778,000 and $887,500, respectively.

Note 12: Significant Estimates and Concentrations

        Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Allowance for Net Patient Service Revenue Adjustments

        Estimates of allowances for adjustments included in net patient service revenue are described in Notes 1 and 2.

General Litigation

        The Company is subject to claims, lawsuits and regulatory compliance penalty assessments that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims, lawsuits and assessments will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Self-Insurance

        Estimates related to the accrual of insurance claims are described in Notes 6 and 7.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

Note 12: Significant Estimates and Concentrations (Continued)

Current Economic Conditions

        Due to the current regulatory environment, economic uncertainties and the growing pressures on the budgets of both the state and federal governments, it is possible that Medicare and Medicaid reimbursement could change in the near term which could impact the financial results and cash flows of the Company. The values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments.

Note 13: Commitments

        In March 2011, the Company entered into a Participation Agreement with Meridian Senior Properties Fund II, LP (MSPF II) with the intent to sublease Senior Care of Green Oaks, Senior Care of Crowley, Senior Care of Harbor Lakes and Senior Care of Stallings Court, which were originally being managed by the Company. As part of this agreement, the Company was obligated to pay earn-out shortfalls to the seller of the four skilled nursing facility buildings, pursuant to a March 2011 Earn-Out Agreement between the buyer (SWTX Real Estate Investments, Inc.) and the seller (MSPF II) of these buildings. The first earn-out payment to be paid was scheduled for October 2011 not to exceed $4,000,000 and a second earn-out payment to be paid by 2014 not to exceed $7,000,000, for a cumulative amount not to exceed $11,000,000. If certain performance criteria were met, including a specified rent coverage ratio requirement, the buyer would pay the applicable earn-out amounts to the seller. The Company was obligated to pay any earn-out shortfalls if such criteria were not met. The Company's obligation to pay such shortfalls was contingent upon its subleasing of these facilities, with a subsequent master lease entered into with the buyer of the facilities. The buyer has paid the earn-out payments for both earn-out periods and the Company has not been required to pay any earn-out shortfalls as of December 31, 2013. The Company entered into an amended and restated master lease with the buyer in August 2013 to lease the facilities included in SCC Meridian Portfolio #2. See Note 9 for further discussion regarding this leasing arrangement.

Note 14: Subsequent Events

        The Company executed the following transactions effective January 1, 2014, that will significantly impact the operating structure of the Company. The Company incurred $1,975,600 of start-up costs related to these transactions for the year ended December 31, 2013, which are included in expenses on the consolidated statements of operations.

New Operating Portfolios

        The Company entered into operations transfer agreements to assume the operations of existing skilled nursing and assisted living facilities for minimal consideration. The Company established the following legal entities which are wholly owned subsidiaries of Senior Care Centers, LLC and will be managed by Senior Care Centers Management, LLC to operate the assumed facilities. These new entities will operate skilled nursing facilities with 1,324 total beds and assisted living facilities with 90 total beds in the state of Texas. All of the skilled nursing facilities are Medicaid and Medicare certified.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

Note 14: Subsequent Events (Continued)

Skilled nursing and assisted living operating companies—(SCC Granite Trisun #1)

  Corpus Christi SCC LLC d/b/a Senior Care of Corpus Christi
  Round Rock SCC LLC d/b/a Trinity Care Center

Skilled nursing operating companies—(SCC Granite Trisun #2)

  Marlandwood East SCC LLC d/b/a Senior Care of Marlandwood East
  Western Hills SCC LLC d/b/a Senior Care of Western Hills
  Weston Inn SCC LLC d/b/a Senior Care of Weston Inn

Skilled nursing operating companies—(SCC Granite Trisun #4)

  Marlandwood West SCC LLC d/b/a Senior Care of Marlandwood West
  Meadow Creek SCC LLC d/b/a Senior Care of Meadow Creek
  Summer Regency SCC LLC d/b/a Regency House
  Windcrest SCC LLC d/b/a Senior Care of Windcrest
  Wurzbach SCC LLC d/b/a Senior Care of Wurzbach

Therapy Company Transaction

        The Company entered into an agreement effective January 1, 2014, to combine the operations of Senior Rehab Solutions, LLC with total assets of $3,230,455 and $3,129,843 and total revenues of $44,502,281 and $37,548,636 at December 31, 2013 and 2012, respectively, with another therapy provider. After the transaction, the Company will retain an 85% ownership interest in the surviving company and the other for-profit provider will retain a 15% minority ownership. Senior Rehab Solutions, LLC amended its original operating agreement to include a limited put right for the minority owner to require Senior Rehab Solutions, LLC to purchase the 15% minority interest for an amount based on a defined calculation if certain conditions arise. The amended agreement also contains a mandatory put right in favor of the Company that allows the Company to purchase the minority interest in the surviving company for a stated price if it so elects.

Management Agreement

        Senior Care Centers Management, LLC entered into a master management agreement to manage 37 skilled nursing facilities effective January 1, 2014, for a ten-year term. Senior Care Centers Management, LLC will receive management fees based on a percentage of gross revenues, and has the potential to receive additional management fees based on the financial performance of the managed facilities.

        The Company has a purchase option right if it so elects and if certain conditions are met, to purchase the limited liability company membership interest in the managed facilities at a stated price. The Company's right to exercise the purchase option expires on March 31, 2015.

Senior Care Centers, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

Note 14: Subsequent Events (Continued)

Leases

        The Company agreed to pay $3,000,000 to the previous lessors of the SCC Granite Trisun #1, #2, and #4 portfolios as consideration for terminating the previous leases on the properties. The Company will pay the stated amount with a combination of a cash payment, a short term promissory note and a management fee credit.

        The Company entered into three operating leases under similar terms with a related party lessor effective January 1, 2014, for the skilled nursing buildings and assisted living facilities of the new operating portfolios. The lease terms are fifteen years and expire in December 2028 with optional extension periods. The minimum rents payable by the Company increase 2.0% annually. The leases require the Company to pay respective executory costs in addition to the basic rents. The Company is required to establish security deposits by either maintaining a letter of credit or cash deposits in the amount of two months of first-year rents. The Company has granted the lessor a security interest in and a contractual lien upon all of the assets related to the operation of the properties. The agreements require the Company to periodically submit operational and financial information to the lessor, and to meet certain financial covenants. Future minimum lease payments of $167,618,328 have been included in the minimum commitments on long-term noncancelable operating leases in Note 9.

Debt

        In January 2014, SCC Granite Trisun #1, #2 and #4 portfolios entered into a $12,000,000 revolving line of credit with The PrivateBank and Trust Company. The line decreases to $6,000,000 in September 2014, and expires in December 2016. The line is collateralized by substantially all of the Company's assets. Monthly interest payments are based on the higher of either the base rate plus the applicable base rate margin, or Libor base rate plus applicable Libor margin (approximately 4.7% at inception of the line of credit). The Company is required to pay a fee of 3.5% per annum on any outstanding letters of credit, up to $2,000,000 available, issued in connection with the revolving line. The line of credit requires compliance with certain restrictive covenants, which includes maintaining a fixed charge coverage ratio.

Senior Care Centers, LLC

Consolidated Balance Sheets (Unaudited)

September 30, 2015 & 2014

	2015	2014
ASSETS
CURRENT ASSETS
Cash	$10,960,774	$4,818,305
Restricted Cash—Lease Escrow	18,361,584	8,651,986
Accounts Receivables	129,529,175	55,801,117
Inventory	1,495,000	—
Prepaids	2,416,488	2,283,788
Deposits	10,380,795	531,388
Due from Management Facilities	—	1,385,243

Total Current Assets	173,143,816	73,471,827
LONG TERM ASSETS
Restricted Cash—Certificates of Deposit	2,069,013	2,064,997
Leasehold Improvements, Equipment & Transportation, Net of Accumulated Depreciation	25,669,829	7,193,588
Project in Process (Capital)	2,493,975	415,978
Debt Issuance Costs	422,447	104,818
Goodwill	43,310,774	4,248,767
Intangible Asset—CHOW—Net	2,650,000	2,850,000
Minority Interest Investment	4,333,463	2,612,154
Other Long Term Assets	59,881	—

Total Long Term Assets	81,009,382	19,490,302

Total Assets	$254,153,198	$92,962,128

LIABILITIES & OWNER'S EQUITY
LIABILITIES
Current Liabilities
Current Maturities of Long Term Debt	$11,426,699	$1,498,372
Accounts Payable	56,666,866	23,305,376
Salaries and Payroll Taxes	20,120,050	9,950,079
Other Taxes Payable	9,542,867	3,994,600
Assisted Living Deposits	16,171	12,831
IBNR Claims Payable	2,845,029	1,618,593

Total Current Liabilities	100,617,682	40,379,852
LONG TERM DEBT
Capital Lease Liability	9,576,616	500,371
Working Capital Line of Credit	65,712,098	23,846,857
Term Loan	34,750,000	—
Long Term Debt	—	1,875,000
Deferred Lease	21,224,655	17,009,073

Total Long Term Debt	131,263,370	43,231,301

Total Liabilities	231,881,052	83,611,153
OWNERS' EQUITY
LLC Membership Interests	13,500,000	13,500,000
Contributed Capital Harden	—	4,248,767
Minority Interest	—	1,050,860
Paid In Capital	(935,236)	(935,236)
Dividends-Distributions To Members
Dividends—Class "A" Preferred	(11,542,225)	(7,774,795)
Dividends—Class "A"	(1,107,436)	(1,107,436)
Dividends—Founders	(3,170,146)	(3,170,146)
Retained Earnings	9,897,075	(14,600)
Current Year Net Income	15,630,114	3,553,562

Total Owners' Equity	22,272,146	9,350,976

Total Liabilities and Owners' Equity	$254,153,198	$92,962,128

Senior Care Centers, LLC

Consolidated Statements of Operations (Unaudited)

For the Quarters and the Nine-Months Ended September 30, 2015 & 2014

	3rd QTR 2015	3rd QTR 2014	YTD Sep 2015	YTD Sep 2014
INCOME
Total Revenue All Portfolios	$199,447,661	$86,266,488	$497,699,157	$255,414,805
Total Revenue (SRS) Rehabilitation	29,935,460	20,897,804	79,355,244	61,497,592
Total Revenue SRS Lousiana Rehabilitation	831,913	—	831,913	—
Total Revenue MBS Pharmacy	10,319,185	—	18,743,877	—
Total Revenue Nicoya Health	162,881	—	162,881	—
Total Revenue Hospice	669,957	—	669,957	—
Total Revenue (SCC) Management	12,235,918	7,890,850	33,744,415	23,326,888
(Intra Company Revenue Elimination)	(42,088,701)	(15,756,571)	(96,110,023)	(46,929,365)

Total Revenue	211,514,275	99,298,571	535,097,421	293,309,920

OPERATING EXPENSES
Nursing	64,217,726	27,522,519	155,590,931	79,459,551
Consultants	1,603,911	678,742	3,682,743	2,103,743
Training and Activities	3,285,668	1,495,167	8,140,321	4,287,331
Ancillaries	65,559,948	29,519,408	160,360,562	85,942,910
Laundry and Housekeeping	6,344,816	2,958,941	15,671,982	8,542,906
Dietary Expenses	12,748,367	5,800,776	31,043,188	16,733,717
Building and Equipment	3,518,901	1,220,882	8,291,912	3,572,403
Operations and Maintenance	9,453,927	4,516,325	22,107,177	12,425,047
Administrative	41,497,870	20,650,202	105,659,394	63,236,187
Uncollectable Accounts	1,890,264	2,925,837	8,698,032	6,787,065
Other (Income) Expense	1,210,119	362,394	2,582,730	1,071,129
(Intra Company Expense Elimination)	(42,088,701)	(15,756,571)	(96,110,023)	(46,929,365)

Total Operating Expenses	169,242,816	81,894,622	425,718,949	237,232,624

EBITDAR	42,271,459	17,403,950	109,378,472	56,077,296
Facility Lease Expense	32,486,371	14,905,980	79,491,903	44,300,497
EBITDA	9,785,088	2,497,970	29,886,569	11,776,799
Other Income and (Expenses), net
Depreciation	1,502,132	(408,872)	3,314,535	1,478,775
Amortization	79,955	85,069	231,530	325,922
Margin Tax	403,777	115,296	982,988	369,142
Interest	1,421,115	439,027	2,983,539	1,327,149
Minority Interest	—	336,993	409,503	1,050,860
Deferred Lease Payment	1,858,741	934,241	3,930,393	3,056,629
Start-up Cost	650,570	356,935	2,403,967	614,760

	5,916,290	1,858,689	14,256,455	8,223,237

Net Income	$3,868,798	$639,281	$15,630,114	$3,553,562

Senior Care Centers, LLC

Consolidated Statements of Cash Flows (Unaudited)

For the Quarters and the Nine-Months Ended September 30, 2015 & 2014

	3rd QTR 2015	3rd QTR 2014	YTD Sep 2015	YTD Sep 2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Profit	$3,868,798	$639,281	$15,630,114	$3,553,562
ADJUSTMENTS TO RECONCILE NET PROFIT TO NET CASH PROVIDED BY/(USED IN) OPERATIONS:
Provision for Uncollectible A/R	1,890,264	2,925,837	8,698,032	6,787,065
Depreciation and Amortization	1,582,087	(323,803)	3,546,065	1,804,697
OPERATING CHANGES IN ASSETS AND LIABILITIES:
Resident Accounts Receivable	(9,781,285)	(12,787)	(61,424,000)	(24,244,341)
Inventory	(844,686)	184,007	(181,112)	—
Other Accounts Receivable	136,209	(5,015,180)	2,129,713	(4,731,395)
Other Assets	(4,281,259)	(2,091)	(1,661,914)	(2,873,809)
Due to/Due From 3rd Parties	(41,275)	4,905,348	1,448,968	(3,087,564)
Prepaid Expenses	1,760,357	(1,119,407)	(2,126,659)	(1,475,248)
A/P and Accrued Expenses	3,087,467	1,282,143	33,662,924	21,223,734

NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	(2,623,323)	3,463,349	(277,869)	(3,043,299)
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to Property and Equipment	(2,897,308)	(926,534)	(5,594,952)	(2,957,926)
Net Deposits of Restricted Cash	(2,686,888)	793,206	(9,415,947)	(2,044,615)
Acquisitions	(18,508,129)	—	(55,630,084)	—

NET CASH USED IN INVESTING ACTIVITIES	(24,092,325)	(133,328)	(70,640,983)	(5,002,541)
CASH FLOWS FROM FINANCING ACTIVITIES
Working Line of Credit	376,087	(1,364,908)	42,623,799	12,103,798
Loans	18,750,000	—	43,750,000	—
Long Term Debt	—	(625,000)	(1,875,000)	(1,875,000)
Cash Paid for Financing Costs	—	—	(1,500,000)	—
Dividends Paid	(1,390,542)	(1,343,929)	(3,452,361)	(2,752,272)
Minority Interest	—	453,771	(1,321,180)	1,401,190
Contributed Capital Harden	—	—	(4,248,767)	—

NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	17,735,545	(2,880,067)	73,976,491	8,877,716

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(8,980,103)	449,954	3,057,639	831,876

CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	19,940,877	4,368,351	7,903,135	3,986,429

CASH AND EQUIVALENTS AT END OF PERIOD	$10,960,774	$4,818,305	$10,960,774	$4,818,305

             Shares

Care Capital Properties, Inc.

Common Stock

PRELIMINARY PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other Expenses of Issuance and Distribution.

        The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the SEC registration fee.

SEC Registration Fee		$25,175
FINRA Filing Fee			*
Stock Exchange Listing Fee			*
Printing and Engraving Expenses			*
Legal Fees and Expenses			*
Accounting Fees and Expenses			*
Other Fees and Expenses			*

Total	$		*

*
To be filed by amendment.

Item 32.    Sales to Special Parties.

        None.

Item 33.    Recent Sales of Unregistered Securities.

        In connection with its incorporation, on April 2, 2015, CCP issued 100 shares of its common stock, par value $0.01 per share, to Nationwide Health Properties, LLC, a wholly owned subsidiary of Ventas, pursuant to Section 4(a)(2) of the Securities Act. CCP did not register the issuance of these shares under the Securities Act because such issuance did not constitute a public offering.

        On April 4, 2015, a wholly owned subsidiary of CCP entered into a definitive agreement to acquire a specialty healthcare and seniors housing valuation firm. The acquisition was consummated on August 14, 2015 in exchange for the issuance of 339,602 shares of our common stock. This specialty valuation firm subsidiary represents our TRS. If the value of the common stock issued to the sellers based on the volume-weighted average price ("VWAP") of our common stock over the 30 days immediately prior to the six-month anniversary of the closing of the acquisition is less than approximately $11.5 million, we have agreed to issue additional shares of our common stock to the sellers such that the total value of all shares issued to the sellers, based on that VWAP, is equal to approximately $11.5 million, except that the number of additional shares issued after the closing of the acquisition shall not exceed the number of shares issued at the closing. The shares were issued to the selling members of the firm as consideration for their ownership interests in the firm pursuant to Section 4(a)(2) of the Securities Act. CCP does not plan to register the issuance of such shares under the Securities Act because the issuance did not constitute a public offering.

Item 34.    Indemnification of Directors and Officers.

        The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for certain breaches of directors' fiduciary duties as directors, and our certificate of incorporation includes such an exculpation provision. Our certificate of incorporation includes provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of CCP, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our certificate of incorporation provides that we may advance reasonable expenses to its directors and officers, subject to the receipt of an undertaking by or on behalf of the indemnified party. Our certificate of incorporation expressly authorizes us to carry directors' and officers' insurance to protect CCP, its directors, officers and certain employees for some liabilities.

        The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director's duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any CCP directors, officers or employees for which indemnification is sought.

Item 35.    Treatment of Proceeds from Stock Being Registered.

        None of the proceeds will be contributed to an account other than the appropriate capital account.

Item 36.    Financial Statements and Exhibits.

        (A)  Financial Statements.    See Index to Financial Statements.

        (B)  Exhibits.    The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibits

Exhibit Number	Exhibit Description
1.1*	Underwriting Agreement
2.1(1)	Separation and Distribution Agreement, dated as of August 17, 2015, by and between Ventas, Inc. and Care Capital Properties, Inc.
3.1(1)	Amended and Restated Certificate of Incorporation of Care Capital Properties, Inc.
3.2(1)	Amended and Restated Bylaws of Care Capital Properties, Inc.
5.1*	Opinion of Sidley Austin LLP as to the legality of the securities being offered
8.1*	Opinion of Sidley Austin LLP as to certain tax matters
10.1(1)	Transition Services Agreement, dated as of August 17, 2015, by and between Ventas, Inc. and Care Capital Properties, Inc.
10.2(1)	Tax Matters Agreement, dated as of August 17, 2015, by and between Ventas, Inc. and Care Capital Properties, Inc.
10.3(1)	Employee Matters Agreement, dated as of August 17, 2015 by and between Ventas, Inc. and Care Capital Properties, Inc.
10.4(1)	Care Capital Properties, Inc. 2015 Incentive Plan
10.5(1)	Care Capital Properties, Inc. Non-Employee Director Deferred Stock Compensation Plan

Exhibit Number	Exhibit Description
10.6(1)	Employment Agreement by and between the Company and Raymond J. Lewis, dated as of August 17, 2015
10.7(1)	Form of Employee Protection and Noncompetition Agreement
10.8(1)
Credit and Guaranty Agreement, dated as of August 17, 2015, among Care Capital Properties, LP, as borrower, Care Capital Properties, Inc. and the other guarantors identified therein, as guarantors, the lenders identified therein, Bank of America, N.A., as administrative agent, Bank of America, N.A., JPMorgan Chase Bank, N.A., Barclays Bank PLC and Citizens Bank, National Association, as swing line lenders and L/C issuers, and various agents identified therein
21.1	List of Subsidiaries of Care Capital Properties, Inc.
23.1*	Consent of Sidley Austin LLP (contained in its opinions filed as Exhibits 5.1 and 8.1)
23.2	Consent of KPMG LLP
23.3	Consent of BKD, LLP
24.1	Powers of Attorney (included on signature pages hereto)
101	Interactive Data File

(1)
Incorporated by reference to an exhibit to the registrant's Current Report on Form 8-K filed on August 21, 2015.

*
To be filed by amendment.

Item 37.    Undertakings.

        (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification of liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on this 29th day of January, 2016.

CARE CAPITAL PROPERTIES, INC.
By:	/s/ RAYMOND J. LEWIS
	Name:	Raymond J. Lewis
	Title:	Chief Executive Officer

        Each person whose signature appears below constitutes and appoints Raymond J. Lewis and Kristen M. Benson, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RAYMOND J. LEWIS Raymond J. Lewis	Chief Executive Officer & Director (Principal Executive Officer)	January 29, 2016
/s/ LORI B. WITTMAN Lori B. Wittman	Executive Vice President & Chief Financial Officer (Principal Financial Officer)	January 29, 2016
/s/ JAMES L. MAJERNIK James L. Majernik	Vice President, Accounting (Principal Accounting Officer)	January 29, 2016
/s/ DOUGLAS CROCKER II Douglas Crocker II	Director	January 29, 2016

Signature	Title	Date

/s/ JOHN S. GATES, JR. John S. Gates, Jr.	Director	January 29, 2016
/s/ RONALD G. GEARY Ronald G. Geary	Director	January 29, 2016
/s/ JEFFREY A. MALEHORN Jeffrey A. Malehorn	Director	January 29, 2016
/s/ DALE A. REISS Dale A. Reiss	Director	January 29, 2016
/s/ JOHN L. WORKMAN John L. Workman	Director	January 29, 2016

 EXHIBIT INDEX

Exhibit Number		Exhibit Description
1.1	*	Underwriting Agreement
2.1	(1)	Separation and Distribution Agreement, dated as of August 17, 2015, by and between Ventas, Inc. and Care Capital Properties, Inc.
3.1	(1)	Amended and Restated Certificate of Incorporation of Care Capital Properties, Inc.
3.2	(1)	Amended and Restated Bylaws of Care Capital Properties, Inc.
5.1	*	Opinion of Sidley Austin LLP as to the legality of the securities being offered
8.1	*	Opinion of Sidley Austin LLP as to certain tax matters
10.1	(1)	Transition Services Agreement, dated as of August 17, 2015, by and between Ventas, Inc. and Care Capital Properties, Inc.
10.2	(1)	Tax Matters Agreement, dated as of August 17, 2015, by and between Ventas, Inc. and Care Capital Properties, Inc.
10.3	(1)	Employee Matters Agreement, dated as of August 17, 2015 by and between Ventas, Inc. and Care Capital Properties, Inc.
10.4	(1)	Care Capital Properties, Inc. 2015 Incentive Plan
10.5	(1)	Care Capital Properties, Inc. Non-Employee Director Deferred Stock Compensation Plan
10.6	(1)	Employment Agreement by and between the Company and Raymond J. Lewis, dated as of August 17, 2015
10.7	(1)	Form of Employee Protection and Noncompetition Agreement
10.8	(1)	Credit and Guaranty Agreement, dated as of August 17, 2015, among Care Capital Properties, LP, as borrower, Care Capital Properties, Inc. and the other guarantors identified therein, as guarantors, the lenders identified therein, Bank of America, N.A., as administrative agent, Bank of America, N.A., JPMorgan Chase Bank, N.A., Barclays Bank PLC and Citizens Bank, National Association, as swing line lenders and L/C issuers, and various agents identified therein
21.1		List of Subsidiaries of Care Capital Properties, Inc.
23.1	*	Consent of Sidley Austin LLP (contained in its opinions filed as Exhibits 5.1 and 8.1)
23.2		Consent of KPMG LLP
23.3		Consent of BKD, LLP
24.1		Powers of Attorney (included on signature pages hereto)
101		Interactive Data File

(1)
Incorporated by reference to an exhibit to the registrant's Current Report on Form 8-K filed on August 21, 2015.

*
To be filed by amendment.